

2024

PROXY STATEMENT
AND FISCAL ANNUAL REPORT

LUMENTUM

LUMENTUM HOLDINGS INC.

1001 RIDDER PARK DRIVE
SAN JOSE, CALIFORNIA 95131
October 3, 2024

Dear Lumentum Stockholders:

We are pleased to invite you to attend the Annual Meeting of stockholders of Lumentum Holdings Inc. on November 20, 2024, at 8:00 a.m. (Pacific Time), which will be a "virtual meeting" of stockholders, conducted via the Internet.

Fiscal 2024 marked the most challenging year for Lumentum since it first became a stand-alone public company nine years ago. Our markets experienced unprecedented declines, the largest in decades for our industry, as customers and their end-users substantially reduced purchases from suppliers to address the excess inventory built up during the COVID-19 pandemic in response to supply chain disruptions.

Despite the demand challenges, fiscal 2024 was a pivotal year in the execution of our longer-term growth strategy. We believe our accomplishments in entering and establishing ourselves in attractive and rapidly growing markets have positioned us for multi-year accelerated growth beginning in fiscal 2025.

Lumentum is committed to providing differentiated laser and photonics technologies that enable end-customers in the cloud, networking, and industrial technology markets to continue scaling and growing their applications. Each of these markets has long-term growth catalysts that expand our opportunities, as increasing demand for higher-performance photonic solutions used in infrastructure equipment continues to rise. This is particularly evident in the artificial intelligence and cloud infrastructure sectors, where the need for photonic solutions is accelerating. Within data centers, photonic-based solutions are increasingly employed to interconnect servers and compute accelerator chips, addressing the exponential growth in computational demands driven by artificial intelligence and machine learning. As data centers expand, they also require more networking infrastructure to connect different data centers together, in turn boosting demand for our optical networking products. Additionally, the expansion of data center infrastructure increases demand for higher volumes of more advanced semiconductor chips, which increasingly leverage laser-based fabrication, metrology, and packaging techniques. Over the years, we have built a highly differentiated and unique portfolio of foundational photonic technologies and manufacturing capabilities, positioning us well to meet the evolving needs of customers in each of these rapidly-growing markets.

In fiscal 2024, through our acquisition of Cloud Light, production capacity expansion in our indium phosphide semiconductor wafer fabs, and the launch of cutting-edge new products leveraging our core photonic technologies, we strengthened our presence in the rapidly growing cloud and artificial intelligence infrastructure markets. We realized synergies from prior acquisitions, including consolidating manufacturing operations into Lumentum factories, notably closing a major factory in China to reduce our fixed costs and increase utilization of our state-of-the-art manufacturing campus in Thailand. Additionally, we developed and introduced new products and solutions leveraging our core photonic technologies to capitalize on rapidly growing opportunities in the industrial markets, including in the manufacturing and packaging of advanced semiconductor chips utilized in the cloud, artificial intelligence, and electric energy production and storage markets. Sustainability is a priority for our business, our market-leading customers, as well as other stakeholders. As we execute our strategy, we remain committed to upholding the highest standards of social, ethical, and environmental responsibility. In fiscal 2024, we expanded our use of renewable energy sources across our global operations, which was well received by our customers who continuously evaluate their suppliers.

As we look to fiscal 2025 and beyond, we are optimistic. We believe the market headwinds that we faced this past fiscal year are beginning to subside and will transform into tailwinds during fiscal 2025. The broader networking and industrial technology markets we serve are stabilizing, and some customers are now providing more positive, forward-looking demand forecasts.

We are confident in our ability to outpace market growth. We will achieve this by further expanding our presence in the rapidly growing Cloud and AI infrastructure markets, capitalizing on new customer opportunities as they transition to next-generation architectures that leverage our differentiated products and manufacturing capabilities. After a challenging fiscal 2024, I believe this is an exciting time for Lumentum stakeholders.

Our virtual Annual Meeting will be accessible at www.virtualshareholdermeeting.com/LITE2024. You will be able to listen live, submit questions, and vote online. Details on attending the online meeting and the business to be conducted are available in the accompanying Notice of Annual Meeting and Proxy Statement.

We are pleased to provide access to our proxy materials online under the U.S. Securities and Exchange Commission's "notice and access" rules.

Your vote is important and we hope you will vote as soon as possible, regardless of whether you plan to attend the meeting. You may vote by proxy over the Internet or by telephone, or, if you received paper copies of the proxy materials by mail, you may also vote by mail by following the instructions on the proxy card or voting instruction card.

Thank you for your ongoing support of and interest in Lumentum.

Sincerely,

Alan S. Lowe
President and Chief Executive Officer

Penelope A. Herscher
Chair

LUMENTUM HOLDINGS INC.
1001 RIDDER PARK DRIVE
SAN JOSE, CALIFORNIA 95131

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

How to Vote



Via Internet
http://www.proxyvote.com



Via Phone
1-800-690-6903



Via Mail



In Person

To Be Held at 8:00 a.m. Pacific Time on Wednesday, November 20, 2024

Dear Stockholders of Lumentum Holdings Inc.:

The 2024 Annual Meeting of stockholders (the "Annual Meeting") of Lumentum Holdings Inc., a Delaware corporation, will be held virtually on Wednesday, November 20, 2024, at 8:00 a.m. Pacific Time. The virtual Annual Meeting can be accessed by visiting www.virtualshareholdermeeting.com/LITE2024, where you will be able to listen to the meeting live, submit questions and vote online. We are holding the meeting for the following purposes, as more fully described in the accompanying proxy statement:

1. the election of eight directors, to serve until our 2025 Annual Meeting of stockholders and until their successors are duly elected and qualified;

2. the approval, on a non-binding, advisory basis, of the compensation of our named executive officers;

3. the approval of the Amended and Restated 2015 Equity Incentive Plan; and

4. the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending June 28, 2025.

In addition, stockholders may be asked to consider and vote upon such other business as may properly come before the meeting or any adjournments or postponements thereof.

Our board of directors has fixed the close of business on September 26, 2024 as the record date for the Annual Meeting. Only stockholders of record on September 26, 2024 are entitled to notice of and to vote at the virtual Annual Meeting and any adjournments thereof. The Notice of Internet Availability of Proxy Materials, this proxy statement for the Annual Meeting ("Proxy Statement") and the accompanying form of proxy were first distributed and made available on the Internet to stockholders on or about October 3, 2024.

YOUR VOTE IS IMPORTANT. Whether or not you plan to virtually attend the Annual Meeting, please cast your vote as soon as possible by Internet or telephone. If you received a paper copy of the proxy materials by mail, you may submit your proxy card in the postage-prepaid envelope provided. Your vote by Internet, phone or mail will ensure your representation at the Annual Meeting regardless of whether you attend the virtual meeting or not. If you attend the virtual Annual Meeting, you may revoke your proxy and vote via the virtual meeting website. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from your account manager to vote your shares.

We thank you for your support and we hope you are able to attend our virtual Annual Meeting.

By order of the board of directors,

Alan S. Lowe

Alan S. Lowe
President and Chief Executive Officer
San Jose, California
October 3, 2024

TABLE OF CONTENTS

PROXY SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. Page references are supplied to help you find further information in this Proxy Statement.

Proposal No. 1 Election of Directors

You are being asked to elect eight directors. Each of the director nominees is standing for election for a one-year term ending at the next annual meeting of stockholders in 2025.

📄 See page 21

✓ Your board of directors recommends that you vote **"FOR"** the election of each of the eight nominees.

Director Nominees

Name and Primary	Independent	Age	Director Since	Committees			Other Current Public Company Boards
				Audit	Compensation	Governance	
Harold L. Covert CFO, Carbice Corporation	✓	77	2015	C			None
Pamela F. Fletcher CEO, Sion Power Corporation	✓	58	2023	M		M	Chemours
Isaac H. Harris Founder and CEO, DATKI Partners	✓	58	2021		M		None
Penelope A. Herscher (Chair) Advisor to Entrepreneurs; Former CEO	✓	64	2015			M	ForviaSMART Global Holdings
Julia S. Johnson Vice President, GM, Mobile Computing Zebra Technologies	✓	58	2017	M		C	None
Brian J. Lillie President, Private Cloud Business Unit Rackspace Technology	✓	60	2015		M		None
Alan S. Lowe President and CEO, Lumentum		62	2015				None
Ian S. Small Advisor to Technology Companies; Former CEO	✓	60	2018		C		None

M *Member* C *Chair*

Director Nominee Snapshot

Independence



1
Not Independent

88%
Independent, including our Chair

7
Independent

Directors' Age



1
70+

61.5 years
Average Age

7
58-64

Directors' Diversity



50%
Diverse

50% of the Board is ethnically and/or gender diverse
- **38%** are female
- **13%** are ethnically diverse

	Hal Covert	Pamela Fletcher	Isaac Harris	Penelope Herscher	Julie Johnson	Brian Lillie	Alan Lowe	Ian Small
Skills/Competencies								
Industry Experience (Consumer/OpComms/Lasers)	✓	✓	✓	✓	✓	✓	✓	✓
Innovation/Technology	✓	✓	✓	✓	✓	✓	✓	✓
Business Development/M&A Experience /M&A Integration	✓	✓	✓	✓	✓	✓	✓	✓
Executive Leadership Experience	✓	✓	✓	✓	✓	✓	✓	✓
Global Experience	✓	✓	✓	✓	✓	✓	✓	✓
Accounting/Finance	✓							
Engineering/R&D		✓		✓	✓	✓	✓	✓
Cybersecurity/IT	✓					✓		
Manufacturing/Operations	✓	✓	✓		✓		✓	
Marketing/Sales		✓		✓	✓	✓	✓	
Compliance/Risk Management	✓	✓	✓					
Tenure, Independence and Demographics (as of October 3, 2024)								
Tenure (years)	9	<2	3	9	7	9	9	6
Independence	✓	✓	✓	✓	✓	✓		✓
Age	77	58	58	64	58	60	62	60
Gender Identity	Male	Female	Male	Female	Female	Male	Male	Male
African American			✓					
White	✓	✓		✓	✓	✓	✓	✓

Corporate Governance Highlights

The board of directors believes that good corporate governance is an important component in enhancing investor confidence in the Company and increasing stockholder value. The imperative to continue to develop and implement best practices throughout our corporate governance structure is fundamental to our strategy to enhance performance by creating an environment that increases operational efficiency and ensures long-term productivity growth. Solid corporate governance practices also ensure alignment with stockholder interests by promoting fairness, transparency and accountability in business activities among employees, management and the board.

Corporate Governance Highlights

- Majority voting for directors
- Annual election of all directors
- Independent Chair of the board of directors
- Independent directors meet regularly without management present
- Audit, Compensation and Governance committees composed entirely of independent directors

- Engaged board; each director attended at least 94% of the aggregate of all meetings of the board of directors and any committees on which he or she served during fiscal 2024
- Significant share ownership guidelines for all executive officers and directors
- 50% of board nominees self-identify as female or members of an underrepresented community

Proposal No. 2 Non-binding Advisory Vote to Approve Executive Compensation

The board of directors is asking stockholders to approve, on a non-binding advisory basis, the compensation of the named executive officers as disclosed in this Proxy Statement.

Your board of directors recommends that you vote **"FOR"** this proposal.

See page 28

Executive Compensation Key Points

- 92% of CEO pay and 88% of NEO fiscal 2024 target total direct compensation is driven by achievement of our strategic, financial or market performance goals
- There were year-long temporary decreases in NEO base salary compensation in fiscal 2024
- Our fiscal 2024 Annual Incentive Program paid out at 13% of target
- Our fiscal 2022-2024 Long-Term Incentive Program Performance Stock Units (PSUs) paid out at 39% of target
- CEO realized compensation decreased 55% from fiscal 2023 to fiscal 2024
- There was no application of discretion when calculating performance results for fiscal 2024 NEO performance-based compensation

Executive Compensation Structure

Our executive compensation program is guided by our overarching philosophy of paying for demonstrable performance. Consistent with this philosophy, we believe executives with higher levels of responsibility and a greater ability to influence Lumentum's results should receive a greater percentage of their compensation as performance-based compensation. In fiscal 2024, we compensated our named executive officers using the following elements for total target direct compensation:



CEO

92% of pay is variable with performance

84% of pay is based on multi-year performance

Average NEO[1]

88% of pay is variable with performance

78% of pay is based on multi-year performance

(1) The charts <u>exclude</u> Mr. Kim, who was not an employee at the time of the fiscal 2024 incentive decisions and <u>include</u> the impact of the temporary salary reduction that was in place for fiscal 2024.

Proposal No. 3 Approval of the Amended and Restated 2015 Equity Incentive Plan

The board of directors is asking stockholders to approve the Amended and Restated 2015 Equity Incentive Plan to extend the expiration date of the plan for one year until June 23, 2026.

 See page 29

 Your board of directors recommends that you vote **"FOR"** this proposal.

Proposal No. 4 Ratification of the Audit Committee's Appointment of the Independent Registered Public Accounting Firm

The board of directors is asking stockholders to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending June 28, 2025.

 See page 36

 Your board of directors recommends that you vote **"FOR"** this proposal.

LUMENTUM HOLDINGS INC.

PROXY STATEMENT FOR 2024 ANNUAL MEETING OF STOCKHOLDERS

To Be Held Virtually at 8:00 a.m. Pacific Time on Wednesday, November 20, 2024

The accompanying proxy is solicited on behalf of the board of directors of Lumentum Holdings Inc. ("Lumentum", "we", "us" or the "Company") for use at the Lumentum 2024 Annual Meeting of Stockholders ("Annual Meeting") to be held virtually on Wednesday, November 20, 2024 at 8:00 a.m. Pacific Time, and any adjournment or postponement of the Annual Meeting. The virtual Annual Meeting can be accessed by visiting www.virtualshareholdermeeting.com/LITE2024, where you will be able to listen to the meeting live, submit questions, and vote online. The Notice of Internet Availability of Proxy Materials and this proxy statement ("Proxy Statement") for the Annual Meeting and the accompanying form of proxy were first distributed and made available on the Internet to stockholders on or about October 3, 2024.

Internet Availability of Proxy Materials

In accordance with SEC rules, we are using the Internet as our primary means of furnishing proxy materials to stockholders. Consequently, most stockholders will not receive paper copies of our proxy materials. We will instead send stockholders a Notice of Internet Availability of Proxy Materials with instructions for accessing the proxy materials, including our Proxy Statement and our annual report on Form 10-K for the fiscal year ended June 29, 2024 ("Annual Report"), and voting via the Internet. The Notice of Internet Availability of Proxy Materials also provides information on how stockholders may obtain paper or email copies of our proxy materials if they so choose. We believe this process makes the proxy distribution process more efficient and less costly and helps conserve natural resources.

Lumentum's Annual Report, will be available with this Proxy Statement by following the instructions in the Notice of Internet Availability of Proxy Materials.

General Information about the Annual Meeting

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this Proxy Statement. You should read this entire Proxy Statement carefully. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this Proxy Statement and references to our website address in this Proxy Statement are inactive textual references only.

You will be voting on:

- the election of eight directors, to serve until our 2025 annual meeting of stockholders and until their successors are duly elected and qualified;
- the approval, on a non-binding, advisory basis, of the compensation of our named executive officers;
- the approval of the Amended and Restated 2015 Equity Incentive Plan to extend the expiration date of the plan for one year until June 23, 2026;
- the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending June 28, 2025; and
- any other business as may properly come before the Annual Meeting.

How does the board of directors recommend I vote on these proposals?

Our board of directors recommends a vote:

- "**FOR**" the election of each director nominee named in this Proxy Statement;
- "**FOR**" the approval of a non-binding, advisory vote on the compensation of our named executive officers;
- "**FOR**" the approval of the Amended and Restated 2015 Equity Incentive Plan to extend the expiration date of the plan for one year until June 23, 2026; and
- "**FOR**" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending June 28, 2025.

Who is entitled to vote?

Holders of our common stock as of the close of business on September 26, 2024, the record date, may vote at the Annual Meeting. As of the record date, there were 68,626,033 shares of our common stock outstanding. In deciding all matters at the Annual Meeting, each stockholder will be entitled to one vote for each share of our common stock held by them on the record date. We do not have cumulative voting rights for the election of directors.

Stockholder of Record: Shares Registered in Your Name. If, on the record date, your shares were registered directly in your name with our transfer agent, Computershare Trust Company, N.A., then you are considered the stockholder of record with respect to those shares. As a stockholder of record, you may vote at the Annual Meeting or vote by telephone, by Internet, or by filling out and returning the proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Nominee. If, on the record date, your shares were held on your behalf in a stock brokerage account or by a bank or other nominee, then you are considered the beneficial owner of those shares held in street name. Accordingly, the Notice of Internet Availability, Proxy Statement and any accompanying documents have been provided to your broker or nominee, who in turn provided the materials to you. As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares by using the voting instruction card or by following their instructions for voting on the Internet or by telephone.

How many votes are needed for approval of each proposal?

- **Proposal No. 1:** Each director must be elected by the affirmative vote of a majority of the votes cast with respect to that director. This means that, to be elected, the number of votes cast for a director must exceed the number of votes cast against that director. Abstentions and broker non-votes are not counted as votes cast for or against such director's election and therefore will have no impact on the outcome of the vote.
- **Proposal No. 2:** The approval of the non-binding advisory vote on the compensation of the Company's named executive officers requires the affirmative vote of a majority of the shares of our common stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. As a result, abstentions will have the same effect as votes against the proposal. Broker non-votes will have no effect on the outcome of this vote.
- **Proposal No. 3:** The approval of the Amended and Restated 2015 Equity Incentive Plan to extend the expiration date of the plan for one year until June 23, 2026 requires the affirmative vote of a majority of the shares of our common stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. As a result, abstentions will have the same effect as votes against the proposal. Broker non-votes will have no effect on the outcome of this vote. This vote will also constitute approval under the Nasdaq Listing Rules.
- **Proposal No. 4:** The ratification of the appointment of Deloitte & Touche LLP requires the affirmative vote of a majority of the shares of our common stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. As a result, abstentions will have the same effect as votes against the proposal. Brokers will have discretion to vote on this proposal.

What is a quorum?

A quorum is the minimum number of shares required to be present at the Annual Meeting for the Annual Meeting to be properly held under our amended and restated bylaws and Delaware law. The presence, in person or by proxy, of a majority of all issued and outstanding shares of our common stock entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting. Abstentions and broker non-votes are counted as shares present and entitled to vote for purposes of determining a quorum.

How do I vote?

If you are a stockholder of record, there are four ways to vote:

- **at the Annual Meeting, via the virtual meeting website** – any stockholder can attend the Annual Meeting by visiting www.virtualshareholdermeeting.com/LITE2024, where stockholders may vote and submit questions during the meeting. The Annual Meeting starts at 8:00 a.m. Pacific Time on Wednesday, November 20, 2024. Please have your 16-digit control number to join the Annual Meeting. Instructions on how to attend and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at www.proxyvote.com;
- **by Internet** at http://www.proxyvote.com, 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time on November 19, 2024 (have your proxy card in hand when you visit the website);
- **by toll-free telephone** at 1-800-690-6903 (have your proxy card in hand when you call); or
- **by completing and mailing your proxy card** (if you received printed proxy materials).

Proxy cards submitted by mail must be received by November 19, 2024 to be voted at the Annual Meeting. Please note that the Internet and telephone voting facilities will close at 11:59 p.m. Eastern Time on November 19, 2024. Submitting your proxy, whether via Internet, by telephone or by mail, will not affect your right to vote at the Annual Meeting via the virtual meeting website should you decide to attend the Annual Meeting. If you are not the stockholder of record, please refer to the voting instructions provided by your nominee to direct your nominee on how to vote your shares. Your vote is important. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure that your vote is counted including how to attend and vote at the Annual Meeting.

All proxies will be voted in accordance with the instructions specified on the proxy. If you sign a physical proxy card and return it without instructions as to how your shares should be voted on a particular proposal at the Annual Meeting, your shares will be voted in accordance with the recommendations of our board of directors stated in this proxy.

Can I change my vote?

Yes. If you are a stockholder of record, you can change your vote or revoke your proxy any time before the Annual Meeting by:

- entering a new vote by Internet or by telephone;
- returning a later-dated proxy card; or
- delivering to the Secretary of Lumentum Holdings Inc., by any means, a written notice stating that the proxy is revoked.

Additionally, you can change your vote or revoke your proxy by attending and voting at the Annual Meeting (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

If you are a street name stockholder, your broker, bank or other nominee can provide you with instructions on how to change your vote.

How can I attend the Annual Meeting?

You are entitled to participate in the Annual Meeting if you were a holder of Lumentum shares as of the record date of September 26, 2024. You will be able to attend online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/LITE2024. You also will be able to vote your shares electronically at the Annual Meeting. To participate, you will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, on your proxy card or on the instructions that accompanied the proxy materials, or follow your broker's instructions.

Beginning 30 minutes prior to the start of and during the online Annual Meeting, we will have a support team ready to assist stockholders with any technical difficulties they may have accessing or hearing the audio webcast of the meeting. If you encounter technical difficulties accessing the audio webcast, please call our support team at 800-586-1548 (US) or 303-562-9288 (International).

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our board of directors. Alan Lowe, Wajid Ali, and Jae Kim have been designated as proxy holders by our board of directors. When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If no specific instructions are given, however, the shares will be voted in accordance with the recommendations of our board of directors as described above. If any matters not described in this Proxy Statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote the shares. If the Annual Meeting is adjourned, the proxy holders can vote the shares on the new Annual Meeting date as well, unless you have properly revoked your proxy instructions, as described above.

Why did I receive a Notice of Internet Availability of Proxy Materials instead of a full set of proxy materials?

In accordance with the rules of the SEC, we have elected to furnish our proxy materials, including this Proxy Statement and our Annual Report, primarily via the Internet. As a result, we are mailing to many of our stockholders a Notice of Internet Availability of Proxy Materials. All stockholders receiving the Notice will have the ability to access the proxy materials over the Internet and request to receive a paper copy of the proxy materials by mail or e-mail. Instructions on how to access the proxy materials over the Internet or to request a paper or e-mail copy may be found in the Notice of Internet Availability of Proxy Materials. In addition, the notice contains instructions on how you may request access to proxy materials in printed form by mail or electronically on an ongoing basis.

How are proxies solicited for the Annual Meeting?

Our board of directors is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers or other nominees for reasonable expenses that they incur in sending our proxy materials to you if a broker or other nominee holds shares of our common stock on your behalf. In addition to using the Internet, our directors, officers and employees may solicit proxies in person and by mailings, telephone, facsimile, or electronic transmission, for which they will not receive any additional compensation.

How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?

Brokerage firms and other intermediaries holding shares of our common stock in street name for customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on our sole "routine" matter: the proposal to ratify the appointment of Deloitte & Touche LLP. Your broker will not have discretion to vote on the election of directors, the approval of the non-binding, advisory vote on the compensation of our named executive officers, or the approval of our Amended and Restated 2015 Equity Incentive Plan, each of which are "non-routine" matters, absent direction from you.

Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K within four business days after the Annual Meeting, we will file a Current Report on Form 8-K to publish preliminary results and will provide the final results in an amendment to such Current Report on Form 8-K as soon as they become available.

I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of the Notice of Internet Availability of Proxy Materials and, if applicable, our proxy materials, to multiple stockholders who share the same address unless we have received contrary instructions from one or more of the stockholders. This procedure reduces our printing costs, mailing costs, and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will deliver promptly a separate copy of the Notice of Internet Availability of Proxy Materials and, if applicable, our proxy materials to any stockholder at a shared address to which we delivered a single copy of any of these materials. To receive a separate copy, or, if a stockholder is receiving multiple copies, to request that we only send a single copy of the Notice of Internet Availability of Proxy Materials and, if applicable, our proxy materials, such stockholder may contact our Investor Relations at 1 (408) 546-5483 or by mail at the following address:

Lumentum Holdings Inc.
Attention: Investor Relations
1001 Ridder Park Dr.
San Jose, California 95131

Stockholders who beneficially own shares of our common stock held in street name may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

What is the deadline to propose actions for consideration at next year's Annual Meeting of stockholders or to nominate individuals to serve as directors?

Stockholder Proposals

Stockholders may present proper proposals for inclusion in our Proxy Statement and for consideration at the next Annual Meeting of stockholders by submitting their proposals in writing to our Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for our 2025 Annual Meeting of stockholders, our Secretary must receive the written proposal at our principal executive offices no later than June 5, 2025. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Stockholder proposals should be addressed to:

Lumentum Holdings Inc.
Attention: Secretary
1001 Ridder Park Dr.
San Jose, California 95131

Our amended and restated bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our amended and restated bylaws provide that the only business that may be conducted at an annual meeting is business that is (i) specified in our proxy materials with respect to such meeting, (ii) otherwise properly brought before the annual meeting by or at the direction of our board of directors, or (iii) properly brought before the annual meeting by a stockholder of record entitled to vote at the annual meeting who has delivered timely written notice to our Secretary, which notice must contain the information specified in our amended and restated bylaws. To be timely for our 2025 Annual Meeting of stockholders, our Secretary must receive the written notice at our principal executive offices:

- not earlier than August 22, 2025; and
- not later than the close of business on September 21, 2025.

In the event that we hold our 2025 Annual Meeting of stockholders more than 30 days before or more than 60 days after (other than as a result of adjournment) the one-year anniversary of the 2024 Annual Meeting, then notice of a stockholder proposal that is not intended to be included in our proxy statement must be received no later than the close of business on the later of the following two dates:

- the 90th day prior to such annual meeting; or
- the 10th day following the day on which public announcement of the date of such annual meeting is first made.

If a stockholder who has notified us of his, her or its intention to present a proposal at an annual meeting does not appear to present his, her or its proposal at such annual meeting, we are not required to present the proposal for a vote at such annual meeting.

Recommendation and Nomination of Director Candidates

You may propose director candidates for consideration by our Governance Committee. Any such recommendations should include the candidate's name and qualifications for membership on our board of directors and should be directed to our Secretary at the address set forth above. For additional information regarding stockholder recommendations for director candidates, see "Corporate Governance—Governance Committee."

In addition, our amended and restated bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our amended and restated bylaws. In addition, the stockholder must give timely notice to our Secretary in accordance with our amended and restated bylaws, which, in general, require that the notice be received by our Secretary within the time period described above under "Stockholder Proposals" for stockholder proposals that are not intended to be included in a proxy statement. In addition, to comply with Rule 14a-19 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), stockholders must provide notice of the intent to solicit proxies in support of director nominees (other than our nominees) for the 2025 Annual Meeting of stockholders by notifying our Secretary no later than the dates set forth above with respect to nominations. Please note that the notice requirement under Rule 14a-19 is in addition to the applicable notice requirements under our amended and restated bylaws.

Availability of Bylaws

A copy of our amended and restated bylaws may be obtained by accessing our public filings on the SEC's website at www.sec.gov. You may also contact our Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

CORPORATE GOVERNANCE

Our business affairs are managed under the direction of our board of directors. As of September 26, 2024, our board of directors consisted of nine (9) members, eight of whom qualified as "independent" under the Nasdaq listing standards. Janet Wong, a current member of our board of directors will not be standing for reelection at the Annual Meeting, Accordingly, the size of our board of directors will be decreased from nine to eight directors following the election of directors at the Annual Meeting.

Director Independence

Our board of directors has determined that the following directors are independent under the Nasdaq listing standards: Harold L. Covert, Pamela F. Fletcher, Penelope A. Herscher, Isaac H. Harris, Julia S. Johnson, Brian J. Lillie, Ian S. Small and Janet S. Wong.

Board Leadership Structure

Our board of directors has determined that it is in the best interests of the Company to maintain the board chair and chief executive officer positions separately. Ms. Herscher, an outside, independent director, serves as our board chair. The board of directors believes that having an outside, independent director serve as chair is the most appropriate leadership structure, as this enhances its independent oversight of management and the Company's strategic planning, reinforces the board of directors' ability to exercise its independent judgment to represent stockholder interests, and strengthens the objectivity and integrity of the board of directors. Moreover, we believe an independent chair can more effectively lead the board of directors in objectively evaluating the performance of management, including the chief executive officer, and guide it through appropriate board governance processes.

Ms. Herscher assists in developing the agenda for the board meetings, is the primary liaison between the board of directors and management, chairs meetings of the board of directors and executive sessions and assists with stockholder communications as requested. Ms. Herscher's strong leadership skills, independent thinking and professional experience assist the board of directors in providing effective oversight of management, Company strategy and board effectiveness.

Board Committees and Meetings

During fiscal 2024, the board of directors held 10 meetings. The board of directors has three committees: an Audit Committee, a Compensation Committee, and a Governance Committee. The members of the committees during fiscal 2024 are identified below.

Each director attended at least 94% of the aggregate of all meetings of the board of directors and any committees on which he or she served during fiscal 2024 after becoming a member of the board of directors or after being appointed to a particular committee. The Company encourages, but does not require, the members of its board of directors to attend the Annual Meeting. All members of our board of directors who were directors at the time attended our 2023 Annual Meeting.

Audit Committee

MEMBERS:	The Audit Committee is responsible for the appointment, qualification and oversight of the independent auditor, including the determination of the auditor's independence, as well as for assisting the full board of directors in fulfilling its oversight responsibilities relative to:
Harold L. Covert (Chair)	
Pamela F. Fletcher	• the Company's financial statements;
Julia S. Johnson	• financial reporting practices;
Janet S. Wong	• systems of internal accounting and financial control;
	• internal audit function;
MEETINGS: 8	• annual independent audits of the Company's financial statements; and
	• such legal and ethics programs as may be established from time to time by management and the board of directors.

The board of directors has determined that all members of the Audit Committee are "independent" as defined in the applicable rules and regulations of the SEC and the Nasdaq listing rules. The board of directors has further determined that Harold L. Covert and Janet S. Wong are each an "audit committee financial expert" as defined by Item 407(d)(5) of Regulation S-K of the Exchange Act. A copy of the Audit Committee charter can be viewed at the Company's website at *www.lumentum.com*.

Compensation Committee

MEMBERS:	The Compensation Committee is responsible for:
Ian S. Small (Chair) Isaac H. Harris Brian J. Lillie MEETINGS: 8	• assisting the board of directors in discharging its responsibilities for executive compensation; • ensuring that the Company adopts and maintains responsible and competitive compensation programs for its employees, officers and directors consistent with the long-range interests of stockholders; • the administration of the Company's employee stock purchase plan and equity incentive plans; • reviewing the Compensation Discussion and Analysis section contained in our Proxy Statement and preparing the Compensation Committee Report for inclusion in our Proxy Statement; and • reviewing and considering the results of any advisory stockholder votes on executive compensation.

The board of directors has determined that all members of the Compensation Committee are "independent" as that term is defined in the applicable rules and regulations of the SEC and the Nasdaq listing rules. Each member of the Compensation Committee is a non-employee director under Rule 16b-3 promulgated under the Exchange Act. A copy of the Compensation Committee charter can be viewed at the Company's website at *www.lumentum.com.*

During fiscal 2024, the Compensation Committee engaged Semler Brossy to assist the Compensation Committee with its analysis and review of the compensation of our executive officers, as well as a risk analysis of our compensation programs. Semler Brossy provides advice relating to our compensation peer group selection as well as support and specific analysis with regard to compensation data and formulation of recommendations for executive compensation. In addition, in 2024, Semler Brossy provided compensation data and assisted in formulation of recommendations for outside director compensation. Semler Brossy reports directly to our Compensation Committee, and the Compensation Committee has determined that Semler Brossy is independent from management and that the work of Semler Brossy has not raised any conflicts of interest. Semler Brossy attends most Compensation Committee meetings, works directly with the Compensation Committee Chair and Compensation Committee members, and sends all invoices, including descriptions of services rendered, to the Compensation Committee Chair for review and payment approval. All work performed for the Company by Semler Brossy in fiscal 2024 was in support of the Compensation Committee and authorized by the Compensation Committee. Additional information on the Compensation Committee's processes and procedures for consideration of executive compensation are addressed in the section entitled "Compensation Discussion and Analysis – Compensation Decision Processes."

Governance Committee

MEMBERS:	The Governance Committee:
Julia S. Johnson (Chair) Pamela F. Fletcher* Penelope A. Herscher Janet S. Wong *Appointed to the Governance Committee on August 21, 2024. MEETINGS: 4	• serves as our nominating committee; • oversees our corporate governance practices; and • oversees annual board of directors, committee, and individual director evaluations.

The board of directors has determined that all members of the Governance Committee are "independent" as that term is defined in the applicable Nasdaq listing rules. A copy of the charter can be viewed at the Company's website at *www.lumentum.com.*

Considerations in Evaluating Director Nominees

The Governance Committee selects nominees from a broad base of potential candidates and seeks qualified candidates with diverse backgrounds and experience who possess the highest ethical and professional character and will exercise sound business judgment. In identifying and reviewing potential candidates for the board of directors, the Governance Committee considers the individual's experience in the Company's industry, the general business or other experience of the candidate, the needs of the Company for an additional or replacement director, the personality of the candidate, diversity, the candidate's interest in the business of the Company, as well as numerous other subjective criteria. Of greatest importance is the individual's integrity, willingness to be involved and ability to bring to the Company experience and knowledge in areas that are most beneficial to the Company. It is the Governance Committee's goal to nominate candidates with diverse backgrounds and capabilities, to reflect the diverse nature of the Company's stakeholders (security holders, employees, customers and suppliers), while emphasizing core excellence in areas pertinent to the Company's long-term business and strategic objectives. A candidate must have an employment and professional record which demonstrates, in the Governance Committee's judgement, that the candidate has sufficient and relevant experience and background, taking into account positions held, and industries, markets and geographical locations served. A detailed description of the criteria used by the Governance Committee in evaluating potential candidates may be found in the charter of the Governance Committee.

From time to time the Governance Committee has engaged a third-party search firm to assist in identifying and reviewing candidates for membership on our board of directors.

Stockholder Recommendations and Nominations to the Board of Directors

As provided in the charter of the Governance Committee, Stockholders may recommend candidates to the Governance Committee for potential nomination. The Governance Committee will consider and make recommendations to the board of directors regarding any stockholder recommendations for candidates to serve on the board of directors. Stockholders wishing to recommend candidates for consideration by the Governance Committee may do so by writing to the Company's Corporate Secretary at Lumentum Holdings Inc., 1001 Ridder Park Drive, San Jose, California 95131. Such writing must provide the candidate's name, biographical data and qualifications, a document indicating the candidate's willingness to act if elected, and evidence of the recommending stockholder's ownership of Company stock not less than 90 days prior to the first anniversary of the date of the preceding year's annual meeting to assure time for meaningful consideration by the Governance Committee. There are no differences in the manner in which the Governance Committee evaluates candidates for director based on whether the candidate is recommended by a stockholder. In addition, pursuant to our amended and restated bylaws, stockholders may nominate candidates for the board of directors. Our amended and restated bylaws specify in greater detail the requirements as to the timing, form and content of the stockholder's notice of nomination. Such nominations must be delivered to or mailed and received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the first anniversary of the date of the preceding year's annual meeting as first specified in the notice for such meeting. The nominating stockholder must also provide the information specified in our amended and restated bylaws. We recommend that any stockholder wishing to nominate a director review a copy of our amended and restated bylaws, which may be obtained by accessing our public filings on the SEC's website at *www.sec.gov.*

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is or has been an officer or employee of our Company or has had any relationship requiring disclosure under Item 404 of Regulation S-K during the last fiscal year. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or Compensation Committee.

Communications with the Board of Directors

Interested parties wishing to communicate with our board of directors or with an individual member or members of our board of directors may do so by writing to our board of directors or to the particular member or members of our board of directors and mailing the correspondence to our General Counsel at Lumentum Holdings Inc., 1001 Ridder Park Drive, San Jose, California 95131. Each communication should set forth (i) the name and address of the stockholder as it appears on our books, and if the shares of our common stock are held by a nominee, the name and address of the beneficial owner of such shares, and (ii) the number of shares of our common stock that are owned of record by the record holder and beneficially by the beneficial owner.

Our General Counsel, in consultation with appropriate members of our board of directors as necessary, will review all incoming communications and, if appropriate, all such communications will be forwarded to the appropriate member or members of our board of directors, or if none is specified, to the chair of our board of directors.

Corporate Governance Guidelines and Code of Business Conduct

Our board of directors has adopted Corporate Governance Guidelines that address items such as the qualifications and responsibilities of our directors and director candidates and corporate governance policies and standards applicable to us in general. In addition, our board of directors has adopted a Code of Business Conduct that applies to all of our employees, officers and directors, including our chief executive officer, chief financial officer, and other executive and senior financial officers. The full text of our Corporate Governance Guidelines and our Code of Business Conduct is posted on the Investors page under the Corporate Governance portion of our website at *www.lumentum.com.* We will post amendments to our Code of Business Conduct and waivers of our Code of Business Conduct for directors and executive officers on the same website.

Insider Trading Policy

Our board of directors has adopted an insider trading policy governing the purchase, sale, and/or other disposition of our securities by directors, officers, employees, and other covered persons. We believe this policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our insider trading policy was filed as an exhibit to our Annual Report on Form 10-K for fiscal 2024.

Risk Management

Risk is inherent with every business, and we face a number of risks, including strategic, financial, business and operational, legal and compliance, and reputational. We have designed and implemented processes to manage risk in our operations. Management is responsible for the day-to-day management of risks the Company faces, while our board of directors, as a whole and assisted by its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management, including the processes for the identification and assessment of risks, are appropriate and functioning as designed.

Our board of directors believes that open communication between management and our board of directors is essential for effective risk management and oversight. Our board of directors meets with our chief executive officer and other members of the senior management team at quarterly meetings of our board of directors, where, among other topics, they discuss strategy and risks facing the Company, as well as such other items as they deem appropriate. Management and the board of directors periodically assess the material risks of the Company to ensure that changes in the risk environment and related risk management is proactive. As part of this approach, our board of directors also assesses both the materiality of a risk and its immediacy in making strategic decisions and helping management prioritize resources.

While our board of directors is ultimately responsible for risk oversight, our board committees assist our board of directors in fulfilling its oversight responsibilities in certain areas of risk. Our Audit Committee assists our board of directors in fulfilling its oversight responsibilities with respect to risk management in the areas of internal control over financial reporting and disclosure controls and procedures, and legal and regulatory compliance, and discusses with management and the independent auditor guidelines and policies with respect to risk assessment and risk management. Our Audit Committee also reviews our major financial risk exposures and the steps management has taken to monitor and control these exposures. Our Audit Committee also monitors certain key risks on a regular basis throughout the fiscal year, such as regulatory risk, liquidity risk and cybersecurity risk. Our Governance Committee assists our board of directors in fulfilling its oversight responsibilities with respect to the management of risk associated with board organization, membership and structure, and corporate governance, as well as oversight of our corporate social responsibility efforts. Our Compensation Committee assesses risks created by the incentives inherent in our compensation policies. Finally, our board of directors reviews strategic and operational risk in the context of reports from the management team, receives reports on all significant committee activities at each regular meeting, and evaluates the risks inherent in significant transactions.

Our board of directors and its committees engage outside advisors and experts from time to time to assist in understanding threats, trends, and our risk environment in general. Our board of directors believes its current leadership structure supports the risk oversight function of the board.

Compensation Program Risk Assessment

Consistent with SEC disclosure requirements, in fiscal 2024, a team composed of senior members of our human resources, finance and legal departments and our compensation consultant, Semler Brossy, inventoried and reviewed elements of our compensation policies and practices. This team then reviewed these policies and practices with our management team in an effort to assess whether any of our policies or practices have design elements that encourage excessive risk taking that is reasonably likely to have a material adverse effect on the Company. This assessment included a review of the various compensation programs and policies that are intended to mitigate excessive risk taking. Management reviewed and discussed the results of this assessment with the Compensation Committee, which consulted with Semler Brossy. Based on this review, we believe that our compensation policies and practices, individually and in the aggregate, do not create risks that are reasonably likely to have a material adverse effect on the Company.

Sustainability

Lumentum's Sustainability Council develops our sustainability strategy and drives performance. Led by the Sustainability Council Chair (currently our Director of Product Compliance and Corporate Social Responsibility) and the Executive Sponsor (currently our SVP Global Operations), the team is composed of representatives from a majority of our business departments. Sustainability Council activities are reported quarterly to the CEO and the Governance Committee. The Governance Committee is responsible for oversight of policies and programs that support our sustainability strategy. The Sustainability Liaison, a member of the board of directors, works closely with the Sustainability Council to guide efforts and provide a feedback loop between recommendations of the board of directors and implementation by the Sustainability Council.

We aim to illuminate the path forward to a more sustainable future. We recognize that our actions affect the people and communities where we live and work. We take our responsibility to the global community seriously, and to live up to that responsibility, we have built our sustainability program upon three pillars:

Planet: Lighter Impact

- Lighten our environmental footprint by reducing our energy consumption, greenhouse gas (GHG) emissions, water consumption, and waste generation.
- Commit to the procurement or generation of renewable energy at all sites.

People: Positive Impact

- Invest in career and professional development for all employees.
- Operate to the highest social, ethical, and safety standards within our facilities and propagating that model across our value chain.
- Create a diverse and inclusive culture that values differences.
- Contribute to the communities in which we live and operate.

Innovation: Breakthrough Impact

- Push the boundaries to design products and processes that deliver value and delight our customers.
- Continuously improve our products and processes to create the safest and most efficient products with the highest standards.

Our annual Corporate Sustainability Report covering fiscal year activities aligned to these pillars can be viewed at the Company's website at *www.lumentum.com.*

Impact on Climate and Environment

As global citizens, we are impacted by climate change and are committed to addressing climate risks posed to our business. Since 2017, we annually complete the CDP Climate Change Questionnaire, which aligns to the Task Force for Climate-related Financial Disclosures ("TCFD") recommendations, to disclose our efforts. In fiscal 2024, we received a B rating for our 2023 CDP Climate Change disclosure for the second time. The B score indicates that Lumentum has addressed its environmental impacts and ensures good environmental management. The score is above average for the North American region and the electrical and electronic equipment sector, reflecting progress in our approach and dedication to transparency.

We are proud of our commitment to achieve net-zero GHG emissions (Scope 1 and 2) by 2030. To further this effort, in fiscal 2024, we sourced 79% renewable electricity for our global operations, up from 61% the year prior. Even with the expansion of our company through the acquisition of Cloud Light Technology, our Scope 1 and Scope 2 emissions decreased by 38% over the fiscal year, primarily due to the purchase of renewable electricity and site consolidations.

We completed solar panel installations at our San Jose, California corporate headquarters and our largest manufacturing facility in Navanakorn, Thailand. We now have three solar installations including our Škoflijica, Slovenia site. Together, these sites are projected to avoid 4,700 metric tons of CO_2e annually and account for 6% of Lumentum's current electricity use. In fiscal 2024, we reduced our GHG intensity by 30% compared to our fiscal 2021 baseline, exceeding our goal of 25% GHG intensity reduction. In fiscal 2022, we committed to setting a science-based emissions reduction target, in line with the Science Based Targets initiative ("SBTi"). This year, we submitted our Science Based Targets for validation by the SBTi and will report on the new goals in fiscal 2025.

As part of our commitment to a sustainable future, our goals regarding climate change include:

- Net-zero GHG emissions from our global operations (Scope 1 and 2) by 2030;
  - In fiscal 2024, our Scope 1 and 2 GHG emissions decreased by 38%, compared to fiscal 2023;
- Reduce GHG emissions intensity by 25% by fiscal 2024 from a fiscal 2021 baseline*; and
  - In fiscal 2024, our Scope 1, 2 and 3 GHG emissions intensity** decreased by 30% compared to fiscal 2021;
- Increase the percentage of renewable electricity year over year;
  - In fiscal 2024, we increased the procurement of renewable electricity from 61% to 79%.

Our environmental goals also address water withdrawal and waste reduction as follows:

- Reduce annual water withdrawal by 5% by fiscal 2026, compared to fiscal 2023 levels; and
  - In fiscal 2024, water withdrawal increased by 6% compared to fiscal 2023, primarily due to the acquisition of Cloud Light Technology. However, excluding newly acquired sites, we achieved a 7% decrease in water withdrawal compared to the previous year;
- Divert 90% of non-hazardous waste from landfill by fiscal 2027;
  - In fiscal 2024, 82% of non-hazardous waste was diverted from landfill.

*   The FY21 baseline has been recalculated to incorporate acquisitions in fiscal 2023.

** Emissions intensity is MT CO_2-e per million U.S. dollars of revenue. Scope 3 includes only contract manufacturers, business travel, fuel- and energy-related activities.

Human Rights

Lumentum is committed to upholding the human rights of all workers and to treat each person with dignity and respect. Lumentum enforces several policies to protect the rights of its workers. We acknowledge our primary human rights risk exists in our supply chain and we expect all suppliers to apply the same level of protection to workers' rights as we do. We prohibit the use or support of any form of child labor, forced labor or human trafficking at Lumentum and at our suppliers. This requirement is embedded in our Corporate Social Responsibility Policy, Code of Business Conduct, Supplier Code of Conduct and through our membership in the Responsible Business Alliance. In addition, we ensure there is transparency in our own business and in our approach to tackling modern slavery throughout our supply chain, consistent with obligations under the UK Modern Slavery Act, the California Transparency in Supply Chains Act, and Canada's Fighting Against Forced Labour and Child Labour in Supply Chains Act.

All our manufacturing sites conduct annual self-assessments to identify human rights risks and complete an internal or external audit that includes human rights issues. Additionally, in fiscal 2024, we introduced a new labor and ethics risk assessment process to identify and mitigate potential risks of adverse labor or ethics impacts. After an initial pilot at two of our sites in Asia, the labor and ethics risk assessment is now being rolled out to our sites globally. Furthermore, we conduct a supplier risk assessment annually and audit selected high-risk suppliers.

Lumentum understands the risks of forced labor. We have implemented practices designed to ensure forced labor does not exist in our operations nor in our supply chain. Lumentum pays all fees associated with recruitment and ongoing employment, and prohibits suppliers, including subcontractors and recruitment agencies, from charging workers any fees or deposits for employment. This applies to all types of workers, including migrant, temporary or subcontracted. All Lumentum sites require official government identity documents to verify age and right to work. Identity documents are used for verification purposes only and retained by the employee. Employment is at-will, and each employee is provided an employment agreement with clearly defined terms and conditions. Suppliers are required to follow these same requirements.

Lumentum does not tolerate harassment, intimidation, or discrimination of any kind, which is clearly stated in our Code of Business Conduct and Supplier Code of Conduct. As an equal opportunity employer, Lumentum is committed to providing a workplace free of harassment, discrimination, and retaliation, as well as disrespectful, abusive, or unprofessional conduct.

Talent Management

The performance of Lumentum relies upon the strength of our team. Consequently, our ability to recruit and retain the services of executive, engineering, sales and marketing, and support personnel is of critical importance. Highly qualified individuals – in particular, engineers in specialized technical areas and salespeople in specialized markets are in high demand, and competition for such individuals is intense. Therefore, we understand the importance of creating an attractive and rewarding work environment for our employees, including managing our brand in the job market.

At Lumentum, our strategic focus on leadership development is a cornerstone of our talent management initiatives, essential for fostering internal talent and maintaining a robust pipeline of future leaders. In fiscal year 2024, we reaffirmed this commitment by providing advanced leadership programs designed to address business challenges and enhance the professional and personal growth of our employees. These programs not only reflect our dedication to developing internal talent but also emphasize the critical role of leadership in sustaining an engaged and motivated workforce.

Aligned with our company's growth and talent retention goals, our talent management and training programs are pivotal in identifying and cultivating high-potential employees for key future roles. Recognizing the importance of succession planning, we ensure the seamless transfer of institutional knowledge and smooth leadership transitions, whether due to retirements or new opportunities. By nurturing our internal talent pool for leadership positions, we proactively mitigate disruptions and reinforce our growth trajectory.

Several additional strategic initiatives align to fortify our workforce progression:

- Our annual talent review process identifies individuals vital to our operations and future growth.
- Embedded within our strategy is mentorship, 360-degree feedback, personalized coaching, and personality assessments for improved communication and interpersonal interactions.
- Enhancements to our HRIS to better identify talent for career opportunities – ultimately enabling our ability to recognize and promote from within.
- Our new and robust e-learning platform, which provides personalized learning experiences for employees across a variety of skill domains, including technical content, business and leadership content, as well as creative content.
- We also launched a global mental health platform, with the goal of supporting the health and well-being of our workforce.

Our commitment to employee development fosters loyalty and engagement, resulting in reduced turnover rates. This fortifies Lumentum's capacity for resilience, positioning us to attain significant growth milestones while safeguarding our internal talent.

Diversity, Inclusion and Belonging

In pursuing our goal to illuminate the path forward to a more sustainable future, our commitment to building a diverse and inclusive culture for employees is paramount. We aspire for our people to feel valued and included regardless of background, and for our community to be energized, engaged, and enabled. As such, we strive to be a guiding light that leads the charge for diversity, inclusion, and belonging ("DIB"). We value our differences and recognize the role that they play in bringing success to our customers, people, families, and communities.

We strive to maintain a culture in which all employees feel empowered to bring their authentic selves to work —which, in turn, supports them in delivering their best work. Leadership spearheads these efforts by example. Our CEO, Alan Lowe, remains active on the Board of Directors for the Silicon Valley Leadership Group and on our internal DIB Council. He works jointly with our Chief Human Resources & Diversity Officer to hold the organization to our CEO Action for Diversity & Inclusion pledge, as well as our DIB charter and goals. Our DIB goals are taken into consideration in performance evaluations, including for executives and management. See our fiscal 2024 DIB goals below:

Fiscal 2024 DIB Goal
Increase the representation of women in management roles
Increase the percentage of early career hires
Increase the percentage of underrepresented groups (U.S. only)
Maintain the percentage of underrepresented groups at the Director and Senior Director levels (U.S. only)
Less than a 2% gender pay gap, globally
Less than a 2% pay gap for underrepresented groups (U.S. only)

As a global organization with a diverse workforce, we recognize the importance of driving meaningful change that enhances the employee experience. To better represent the various levels, business platforms, functions, and geographies across Lumentum, we expanded the DIB Council, thereby broadening its diversity of thought. This expansion has strengthened the council's ability to deliver comprehensive outcomes that resonate with employees worldwide.

A key result of the Council's enhancement was the refinement of our DIB purpose, vision, and mission. We remain committed to embedding DIB into our culture, policies, practices, and procedures, ultimately creating an environment where employees can authentically embody our core values of CARE, TRUST, OWN, DISCOVER, and DELIVER. At Lumentum, our dedication to prioritizing access, opportunities, and resources fosters an organization deeply invested in advancing the company's mission and success—affirming that these efforts are not only ethically imperative but also a strategic approach to achieving our business objectives.

DIVERSITY, INCLUSION, & BELONGING CHARTER

Purpose	Vision	Mission
At Lumentum, our goal is to illuminate the path forward to a more sustainable future. We recognize that our actions affect the people and communities where we live and work, and we strive to be a guiding light in leading the charge for diversity, inclusion, and belonging.	We have a vision of creating a brighter future for everyone that is reflected through our commitment to having a diverse workforce and culture that is inclusive, where employees know they belong, and where we all have access to opportunities to build a successful career.	Our mission is to create a culture in which all employees feel included and enabled to do their best work while being their authentic selves. We will achieve this by leading long-term change on behalf of our entire employee population.

ELECTION OF DIRECTORS

Eight (8) directors have been nominated by our board of directors for election at the Annual Meeting, each to serve a one-year term until the 2025 Annual Meeting of Stockholders and until their successors are elected and qualified. The size of our board of directors will be decreased from nine to eight directors immediately following the election of directors at the Annual Meeting. All of the nominees are currently members of the board of directors and are standing for reelection. All of the director nominees are independent under the Nasdaq listing rules except for Mr. Lowe.

Each director nominee has consented to being named in this proxy statement and we have no reason to believe that the nominees named below will be unable or unwilling to serve as a director if elected.

Director Nominees

Our Governance Committee and our board of directors have evaluated each of the director nominees. Based on this evaluation, the Governance Committee and the board of directors have concluded that it is in the best interest of Lumentum and its stockholders for each of the proposed director nominees listed below to continue to serve as a director of Lumentum. The nominee's individual biographies below contain information about their experience, qualifications and skills that led our board of directors to nominate them.

Harold L. Covert, 77   DIRECTOR SINCE: August 2015

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Audit (Chair)	• Significant experience and service in leadership roles in finance and accounting
	• In-depth financial knowledge obtained through service as chief financial officer of several publicly traded technology companies
	• Valuable insight and experience from serving on the board of public companies

EXPERIENCE:

Mr. Covert currently serves as the chief financial officer of Carbice Corporation, a company developing thermal management technology. He previously served as the chief financial officer of Imagine Communications, an enterprise software company, from August 2019 to July 2022. Mr. Covert served as the chief financial officer of Harmonic Inc., a provider of video delivery infrastructure solutions, from October 2015 to June 2017. From 2014 to 2015, Mr. Covert was an independent business consultant, and from 2011 to 2014, he served as executive vice president and chief financial officer of Lumos Networks Corporation, a fiber-based service provider. From 2010 to 2011, Mr. Covert was an independent business consultant. From 2007 to 2010, Mr. Covert was president, chief financial officer, and chief operating officer of Silicon Image, Inc., a provider of semiconductors for storage, distribution and presentation of high-definition content. Mr. Covert holds a Bachelor of Science degree in Business Administration from Lake Erie College and a Master's of Business Administration degree from Cleveland State University and is also a Certified Public Accountant and Chartered Global Management Accountant.

Pamela F. Fletcher, 58

DIRECTOR SINCE: February 2023

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Audit Governance* **Appointed to the Governance Committee on August 21, 2024*	• Significant experience innovating and creating high-growth businesses and revenue streams • Extensive experience in the automotive and transportation industries • Strong leadership and business experience in driving market expansion

EXPERIENCE:

Ms. Fletcher is an experienced transportation and sustainability executive with over three decades of experience across the automotive and transportation industries. Ms. Fletcher currently serves as the Chief Executive Officer of Sion Power Corporation, a next generation battery company. Ms. Fletcher previously served as Senior Vice President, Chief Sustainability Officer and Corporate Innovation at Delta Air Lines, Inc. from February 2022 to August 2023, where she led Delta's Sustainability and Innovation organizations in service of the company's net-zero future. Prior to Delta Air Lines, Ms. Fletcher enjoyed a fifteen-year career at General Motors Company, where she held senior leadership positions such as Vice President of Global Innovation from October 2018 to February 2022 and Vice President of Electric Vehicles from October 2017 to September 2018. Ms. Fletcher is a well-known innovator in the transportation sector, having been named in Motor Trend's 2018 and 2019 "Power List;" on Automotive News's 2020 list of "100 Leading Women in the North American Auto Industry;" and on Crain's 2021 list of "100 Most Influential Women." In addition to the Lumentum Board, she serves on the board of directors of The Chemours Company, a chemical company, and the Board of Advisors for the College of Engineering at the University of North Carolina Charlotte. Ms. Fletcher holds a Bachelor of Engineering degree from Kettering University and a Master of Engineering degree from Wayne State University. She has also completed Executive Education programs at Northwestern University's Kellogg School of Management, Harvard Business School, and Stanford University's Graduate School of Business.

Isaac H. Harris, 58

DIRECTOR SINCE: June 2021

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Compensation	• Strong leadership and business experience in supply chain and operations • Significant business experience internationally • Extensive experience implementing DIB initiatives

EXPERIENCE:

Mr. Harris is a senior operating executive with over 30 years of experience in the technology industry. He currently serves as Founder and President at DATKI Partners, a supply chain strategy consulting firm. Mr. Harris previously served as Advisor to the CEO at ZT Systems, a leading provider of innovative compute and storage solutions for hyperscale data centers, from January 2023 to January 2024. He previously served as Corporate Vice President of Global Supply Chain Operations at ZT Systems from April 2020 to January 2023. Mr. Harris also currently serves as a board director for Trajectory Foundation, a non-profit organization he joined in April 2022. Trajectory Foundation helps Black students attend Historically Black Colleges and Universities through scholarship awards. From October 2011 to March 2020, he held several senior leadership positions at Cisco Systems, a provider of technologies that power the internet, most recently as Vice President, Supply Chain Operations. Previously, Mr. Harris held several senior leadership roles at HP Inc., a provider of technology hardware, including as Vice President, Supply Chain for Notebook Global Business Unit. As a passionate advocate for diversity, inclusion, and equality in the workplace, Mr. Harris has made a career of creating opportunities and making positive change. He is an active member of the Executive Leadership Council and has previously served on Howard University's Business School Advisory Board. Additionally, he was recognized by Savoy Magazine as one of the Most Influential Black Executives in Corporate America in 2020. Mr. Harris holds a Master of Business Administration degree from the University of Chicago Booth School of Business, a Master of Business Administration degree from the Katholieke Universiteit Leuven (Belgium) School of Applied Economic Sciences, and a Bachelor of Business Administration degree in Finance from Loyola University Chicago.

Penelope A. Herscher, 64

DIRECTOR SINCE: August 2015

BOARD CHAIR COMMITTEE MEMBERSHIP: Governance	QUALIFICATIONS • Experience as chief executive officer of several technology companies • Extensive marketing and technical background • Valuable insight and experience from serving on the board and committees of public companies

EXPERIENCE:

Ms. Herscher is a seasoned technology public company board director, executive, and entrepreneur, with more than 15 years of experience as a high-tech CEO in Silicon Valley and more than 15 years of experience serving on public company boards of directors. She also currently serves as a member of the board of directors of Forvia SE, an automotive parts manufacturer, publicly traded in France, and SMART Global Holdings, a technology solutions company. She also serves on the board of Modern Health, a private health benefits company. Ms. Herscher previously served as a member of the board of directors of Delphix Corp., a data analytics company, from 2018 to 2024, Embark Technologies, a transportation technology company, from 2022 to 2023, Verint Systems Inc., a software analytics company, from 2017 to 2021, PROS Holdings Inc., a SaaS company, from 2018 to 2021, and Rambus, Inc. from 2006 to 2018 and Viavi from 2008 until Lumentum's separation from Viavi in 2015. From 2004 to 2015, Ms. Herscher held the position of president and chief executive officer at FirstRain, an enterprise software company, and from 2002 to 2003, she held the position of executive vice president and chief marketing officer of Cadence Design Systems, Inc. an electronic design automation software company. From 1996 to 2002, Ms. Herscher was president and chief executive officer of Simplex Solutions, taking the company public in 2001, prior to its acquisition by Cadence in 2002. Ms. Herscher holds a BA Hons, MA in Mathematics from Cambridge University in England.

Julia S. Johnson, 58

DIRECTOR SINCE: November 2017

COMMITTEE MEMBERSHIP: Audit; Governance (Chair)	QUALIFICATIONS • Strong leadership and business experience in operations, product development and technology • Significant international experience in consumer products for the technology industry • Strong technical background • Selected as one of "Crain's 2020 Notable Women of STEM"

EXPERIENCE:

With 30 years of product management, product development, operations, and technology experience, Ms. Johnson is currently the senior vice president and general manager for Mobile Computing at Zebra Technologies, a global leader in enterprise-level data capture and automatic identification solutions providing businesses with operational visibility, a position she has held since April 2023. Before moving into her current role, Ms. Johnson was the vice president and general manager of Mobile Computing from January 2022 to April 2023 and previously the vice president of Product Management, Portfolio & Strategy, Mobile Computing Business from August 2019 to January 2022 at Zebra Technologies. Previously, Ms. Johnson served as senior vice president of product management and marketing at Verifone, a global provider of technology that enables electronic payment transactions, a position she held from March 2017 to October 2018. Prior to Verifone, Ms. Johnson was corporate vice president of product management at Lenovo, a Chinese multinational technology company selling personal computers, tablet computers, smartphones, and other hardware, from 2014 to 2016. Before Lenovo, Ms. Johnson was corporate vice president of product management at Google from 2012 to 2014, and prior to Google was vice president of product management at Motorola, a global telecommunications company. She served on the board of Superconductor Technologies, Inc., a developer of superconducting materials and manufacturing processes from October 2018 until September 2021. Ms. Johnson earned an M.S. in Business Management at M.I.T.'s Sloan School, an M.S. in Materials Science and Engineering from M.I.T., and an A.B. in Math/Physics from Albion College.

Brian J. Lillie, 60

DIRECTOR SINCE: August 2015

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Compensation	• Extensive executive-level experience in the technology industry and specifically in the data center markets • Strong technical background

EXPERIENCE:

Mr. Lillie is a technology industry veteran with 30 years of executive and board experience in high-growth companies. He is currently President of the Private Cloud Business Unit at Rackspace Technology, a leading, end-to-end multi-cloud technology services company, a position he has held since January 2023. Prior to Rackspace, he served as Chief Product and Technology Officer at Zayo Group Holdings, Inc., a provider of communication infrastructure services, a position he held from April 2021 until May 2022, and was an Executive in Residence from November 2020 until April 2021. Before Zayo, Mr. Lillie served as the chief product officer for Equinix, Inc., a global provider of data center and internet exchange services, from October 2017 to April 2019, driving the products and services strategy and development of next-generation products for the company. Prior to that, from August 2016 to October 2017, Mr. Lillie served as chief customer officer and executive vice president of global technology services, responsible for the vision and execution for customer experience globally at Equinix, while also responsible for all technology and engineering services for the company. He also served as global chief information officer for Equinix from August 2008 to August 2016. Previous to Equinix, Mr. Lillie held several executive-level roles at Verisign, a provider of intelligent infrastructure services, including vice president of global sales operations and vice president of information systems. Mr. Lillie previously served as a member of the board of directors of Talend, S.A., from May 2018 until February 2021. Mr. Lillie holds a Master of Science degree in Management from Stanford University's Graduate School of Business, a Master of Science degree in Telecommunications Management from Golden Gate University, and a Bachelor of Science degree in Mathematics from Montana State University.

Alan S. Lowe, 62

DIRECTOR SINCE: August 2015

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
None	• Broad and deep experience with Lumentum and its businesses • Extensive business, management, and leadership skills from his roles at Viavi, Asyst Technologies and Read-Rite

EXPERIENCE:

Mr. Lowe has served as Lumentum's president and chief executive officer since July 2015. Prior to Lumentum's separation from Viavi in 2015, Mr. Lowe was employed by Viavi. Mr. Lowe joined Viavi in September 2007 as senior vice president of the Lasers business and became executive vice president and president of Viavi's communications and commercial optical products business in October 2008. Prior to joining Viavi, Mr. Lowe was senior vice president, customer solutions group at Asyst Technologies, Inc., a leader in automating semiconductor and flat panel display fabs. From 2000 to 2003, he was president and chief executive officer of Read-Rite Corporation, a manufacturer of thin-film recording heads for disk and tape drives. From 1989 to 2000, Mr. Lowe served in roles of increasing responsibility at Read-Rite, including president and chief operating officer, and senior vice president of customer business units. Mr. Lowe holds Bachelor of Arts degrees in computer science and business economics from the University of California, Santa Barbara, and completed the Stanford Executive Program in 1994.

Ian S. Small, 60

DIRECTOR SINCE: December 2018

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Compensation (Chair)	• Experience as chief executive officer of several technology companies • Extensive business and executive-level experience in the technology industry specifically in telecommunications • Strong technical background

EXPERIENCE:

Mr. Small is an experienced technology leader. He served as the chief executive officer of Evernote Corporation, a mobile and desktop personal productivity application provider, from October 2018 until its acquisition by Bending Spoons S.p.A. in January 2023. From 2009 to 2014, he served as the chief executive officer of TokBox, Inc., a platform-as-a-service provider of embedded video communications, which was acquired by Telefonica S.A. in 2012, and from 2014 until 2018, he was chairman of the board of TokBox. From 2013 to 2016, he held a variety of positions at Telefonica S.A., a global broadband and telecommunications provider, most recently as its chief data officer. Mr. Small currently serves on the board of directors at Snapdocs, Inc., a venture-backed company in the mortgage automation space and, since July 2024, as an Advisor to Squint, providers of an AR/AI manufacturing intelligence platform. He previously served on the board of directors of Oclaro, Inc. from September 2017 until the acquisition by Lumentum in December 2018. Mr. Small earned a Master's degree in Computer Science and a Bachelor of Science degree in Engineering Science from the University of Toronto.

Vote Required

Each director will be elected by the affirmative vote of a majority of the votes cast, meaning that the number of votes cast "FOR" a director nominee exceeds the number of votes cast "AGAINST" that nominee. Abstentions and broker non-votes are not counted as votes cast for or against such director's election and therefore will have no impact on the outcome of the vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION TO THE BOARD OF EACH OF THE NOMINEES NAMED ABOVE.

Director Compensation

The compensation program for our non-employee directors ("Outside Directors") is designed to attract and retain high quality directors and to align director interests with those of our stockholders. The compensation program was amended in February 2022 upon recommendation by the Compensation Committee and approval by the board of directors, with input from Semler Brossy regarding competitive practices. In June 2023, the board of directors approved a temporary reduction in cash compensation of 10% beginning July 2, 2023 which was extended through the end of fiscal year 2024 as part of company-wide cost reduction efforts. The compensation of our Outside Directors is reviewed regularly by the Compensation Committee, which review includes a market assessment and an analysis by Semler Brossy. As part of this analysis, Semler Brossy reviews non-employee director compensation trends and data from peer companies. Following such review, the Compensation Committee makes a recommendation to the board of directors. Our Outside Directors receive compensation in the form of equity granted under the terms of our Amended and Restated 2015 Equity Incentive Plan (the "2015 Plan") and cash, as described below:

Equity Compensation

Initial Award. On the date of the first meeting of our board of directors or Compensation Committee occurring on or after the date on which the individual first became an Outside Director, such Outside Director is granted an initial award of restricted stock units ("RSUs") with a value equal to $100,000 (the "Initial RSU Award"). The Initial RSU Award vests in three annual installments from the commencement of the individual's service as an Outside Director, subject to continued service as a director through the applicable vesting date. If a director's status changes from an employee director to an Outside Director, he or she does not receive an Initial RSU Award.

Annual Awards. On the date of each annual meeting of our stockholders, upon election, each Outside Director is granted an award of RSUs with a value equal to $220,000 (the "Annual RSU Award"). For Outside Directors that are elected other than at the annual meeting, the Outside Director is granted the Annual RSU Award, pro-rated for the time to be served prior to the next annual meeting. The Annual RSU Award vests upon the earlier of the day prior to the next annual meeting or one year from the grant date, subject to continued service as a director through the applicable vesting date.

The number of shares subject to equity awards is calculated by dividing the value by the average of the volume weighted average trading price of our common stock during the calendar month preceding the grant date.

Under the terms of the 2015 Plan, no Outside Director may be granted equity awards within any fiscal year which exceeds, in the aggregate, that number of shares equal to the quotient of $500,000 divided by the closing price on the last trading day immediately preceding the date on which the applicable equity award is granted to the Outside Director.

Upon retirement of an Outside Director, all unvested RSUs automatically vest in full. The treatment of unvested RSUs held by an Outside Director upon a change in control is determined by the terms of the 2015 Plan.

Cash Compensation

Annual Fee. Each Outside Director receives an annual cash retainer of $85,000 for serving on our board of directors (the "Annual Fee"), paid quarterly. In addition to the Annual Fee, the non-employee board chair receives an additional cash retainer of $100,000.

Meeting Fees. Each Outside Director will receive $3,000 for each Board meeting attended in excess of eighteen (18) meetings per year.

Committee Service. The chairs of the three standing committees of our board of directors receive the following annual cash retainers, paid quarterly. There are no meeting fees for committee service.

Board Committee	Chairperson Fee ($)
Audit Committee	35,000
Compensation Committee	23,000
Governance Committee	15,000

Outside Director Compensation for Fiscal 2024

The following table provides information regarding the total compensation that was paid to each of our Outside Directors in fiscal 2024. As noted above, in fiscal year 2024, the cash compensation of directors was reduced by 10% as part of company-wide cost-reduction efforts.

Directors who are also our employees receive no additional compensation for their service as directors. See "Executive Compensation" for information about Mr. Lowe's compensation.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Penelope A. Herscher[2]	166,500	239,225	405,724
Harold L. Covert[3]	108,000	239,225	347,225
Pamela F. Fletcher[4]	76,500	239,225	315,725
Isaac H. Harris[5]	76,500	239,225	315,725
Brian J. Lillie[6]	76,500	239,225	315,725
Julia S. Johnson[7]	90,000	239,225	329,225
Ian S. Small[8]	97,200	239,225	336,425
Janet S. Wong[9]	76,500	239,225	315,725

(1) The amounts shown in this column are the grant date fair value in the period presented as determined in accordance with FASB ASC Topic 718, which fair value is based on the closing market price of our common stock on the date of grant for RSUs. Such grant-date fair value does not take into account any estimated forfeitures related to service vesting conditions.

(2) Ms. Herscher held 5,416 RSUs as of June 29, 2024.

(3) Mr. Covert held 5,416 RSUs as of June 29, 2024.

(4) Ms. Fletcher held 5,416 RSUs as of June 29, 2024.

(5) Mr. Harris held 5,416 RSUs as of June 29, 2024.

(6) Mr. Lillie held 5,416 RSUs as of June 29, 2024.

(7) Ms. Johnson held 5,416 RSUs as of June 29, 2024.

(8) Mr. Small held 5,416 RSUs as of June 29, 2024.

(9) Ms. Wong held 5,416 RSUs as of June 29, 2024.

PROPOSAL NO. 2

ADVISORY VOTE TO APPROVE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and SEC rules, we are seeking the approval of the Company's stockholders, on a non-binding, advisory basis, of the compensation of our NEOs as disclosed in this Proxy Statement.

Our executive compensation program is designed to attract, retain and motivate employees and to serve the long-term interests of our stockholders. Our executive compensation program promotes performance-based compensation and has evolved to be more aligned with recognized best practices and to address market realities.

The items below contain a few key points regarding our compensation program:

- 92% of CEO pay and 88% of NEO fiscal 2024 target total direct compensation is driven by achievement of our strategic, financial or market performance goals
- There were year-long temporary decreases in NEO base salary compensation in fiscal 2024
- Our fiscal 2024 Annual Incentive Program paid out at 13% of target
- Our fiscal 2022-2024 Long-Term Incentive Program Performance Stock Units (PSUs) paid out at 39% of target
- CEO realized compensation decreased 55% from fiscal 2023 to fiscal 2024
- There was no application of discretion when calculating performance results for fiscal 2024 NEO performance-based compensation
- We seek, and endeavor to implement, feedback from our stockholders and in light of such feedback, we have made extensive changes to executive compensation program design for 2025
- We maintain policies to promote sound compensation practices and corporate governance.

The Compensation Discussion and Analysis section of this Proxy Statement contains a detailed discussion of our compensation philosophy, changes made to our 2024 and 2025 executive compensation programs, and the alignment of our NEOs' compensation with our performance. We are asking our stockholders to vote, on a non-binding, advisory basis, to approve the compensation paid to our NEOs, as described in the Compensation Discussion and Analysis and the compensation table sections of this Proxy Statement. We currently hold our advisory vote to approve the compensation paid to our NEOs on an annual basis, and our next such vote will be at our 2025 Annual Meeting.

Accordingly, we ask stockholders to vote "FOR" the following resolution:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in this Proxy Statement for the 2024 Annual Meeting of stockholders pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the Summary Compensation Table, and other related tables and disclosures."

Vote Required

The approval of the non-binding advisory vote on the compensation of the Company's named executive officers requires the affirmative vote of a majority of the shares of our common stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. As a result, abstentions will have the same effect as votes against the proposal. Broker non-votes will have no effect on the outcome of this vote.

This "say on pay" vote is advisory and therefore not binding on the Company, the board of directors or the Compensation Committee. However, the board of directors and the Compensation Committee value the opinions of our stockholders and will take into account the outcome of this vote in considering future compensation arrangements.

> **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL, ON A NON-BINDING, ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS.**

APPROVAL OF THE AMENDED AND RESTATED 2015 EQUITY INCENTIVE PLAN

We are seeking stockholder approval to amend our Amended and Restated 2015 Equity Incentive Plan (the "2015 Plan") solely to extend the expiration date of the 2015 Plan by one year until June 23, 2026, unless earlier terminated in accordance with its provisions. **No other changes to the 2015 Plan are being made.**

Our board of directors approved the amended and restated 2015 Plan in September 2024, subject to stockholder approval at the 2024 Annual Meeting. Our board of directors has determined that it is in our best interests and the best interests of our stockholders to approve this proposal. Our board of directors recommends that stockholders vote for this proposal at the 2024 Annual Meeting.

If stockholders approve this proposal, the amended and restated 2015 Plan will become effective as of the date of stockholder approval. If stockholders do not approve this proposal, the term extension will not become effective and our 2015 Plan will terminate no later than June 23, 2025. Following any such termination, we would not be able to issue equity awards under the 2015 Plan to meet our incentive, recruiting and retention objectives. This will restrict our ability to attract and retain the individuals necessary to drive our performance and increase long term stockholder value.

Our executive officers and directors are eligible to receive equity awards under the 2015 Plan and therefore have an interest in this proposal. The remainder of this discussion, when referring to the 2015 Plan, refers to the amended and restated 2015 Plan as if this proposal is approved by our stockholders, unless otherwise specified or the context otherwise references the 2015 Plan prior to amendment and restatement.

Reasons for Voting for this Proposal

Equity awards are a key element of our compensation program. The Company believes a compensation policy that includes a balanced mix of cash and equity is the most effective way to attract and retain talented employees whose interests are aligned with stockholders. Without approval of the term extension, we may be constrained to pay competitively and at a serious competitive disadvantage going forward. The key reasons for approving this proposal are as set forth below.

1. The Extension of the Expiration Date is the Only Proposed Change. The Company is not Seeking Additional Shares or Making Any Other Changes to the 2015 Plan

When the 2015 Plan was established on June 23, 2015, it had a ten-year term. We seek to extend that initial term at this time in order to avoid termination of the 2015 Plan on June 23, 2025. An extension of one year to June 23, 2026 would allow us to continue to grant equity awards under the 2015 Plan during that extended term consistent with our compensation program and objectives.

2. Long-Term Equity is a Key Component of Achieving our Compensation Objective and Failure to Extend the Expiration of the 2015 Plan Will Impair our Ability to Attract and Retain Employees

Our overall compensation objective is to compensate our personnel in a manner that attracts and retains the highly talented employees necessary to manage and staff a high-growth business in an innovative and competitive industry. Our employees are our most valuable asset, and we strive to provide them with compensation packages that are competitive, that reward personal and company performance, and help meet our retention needs. Equity awards, whose value depends on our stock performance, and which require continued service over time before any value can be realized, help achieve this objective and are a key element of our compensation program. Equity awards also reinforce employees' incentives to manage our business as owners, aligning employees' interests with those of our stockholders.

We believe we must continue to use equity compensation on a broad basis to help attract, retain and motivate employees to continue to grow our business, develop new products and ultimately increase stockholder value. As of August 31, 2024, approximately 3,136 of our regular, full-time employees held outstanding equity awards. If the 2015 Plan expires on June 23, 2025, we will no longer be able to grant equity awards under the 2015 Plan after such date.

3. The 2015 Plan Includes Compensation and Governance Best Practices

The 2015 Plan includes provisions that are considered best practice for compensation and corporate governance purposes. These provisions protect our stockholders' interests, as follows:

- **Administration.** The 2015 Plan is administered by the Compensation Committee, which consists entirely of independent non-employee directors.

- **Share Counting Provisions.** Shares of our Common Stock that are actually issued under the 2015 Plan generally will not be available for future issuance under the 2015 Plan, except that if unvested shares of Common Stock are forfeited or repurchased by us for an amount not greater than their original purchase price, those shares shall become available for future grant under the 2015 Plan. However, shares that are tendered by holders or withheld by us to pay the exercise price of an award or to satisfy tax withholding obligations related to an award will not be available for future awards.

- **Repricing or Exchange Programs are Not Allowed.** The 2015 Plan does not permit outstanding awards to be repriced or exchanged for other awards without the approval of the majority of stockholders.

- **Annual Limits on Awards.** The 2015 Plan sets annual limits as to the maximum number of shares or dollars subject to an award that can be granted to an individual in any fiscal year.

- **Annual Limits on Compensation to Non-Employee Directors.** The 2015 Plan sets reasonable, annual limits as to the compensation that non-employee directors may receive during each fiscal year.

- **Minimum Vesting Requirements.** In general, awards granted under the 2015 Plan will vest in full no earlier than the 1-year anniversary of the grant date although up to 5% of the shares reserved in the 2015 Plan may be granted without this minimum vesting requirement.

- **No Single-Trigger Vesting Acceleration upon a Corporate Transaction.** The 2015 Plan provides that only awards that are not assumed or replaced will have vesting accelerate on a Corporate Transaction.

- **Limited Transferability.** Awards under the 2015 Plan generally may not be sold, assigned, transferred, pledged, or otherwise encumbered, unless otherwise approved by the administrator.

- **No Tax Gross-ups.** The 2015 Plan does not provide for any tax gross-ups.

- **No Dividends, Distributions or Dividend Equivalents on Awards.** The 2015 Plan provides that a participant has no right to receive dividends, distributions or dividend equivalents on the unvested portion of any 2015 Plan award.

- **Forfeiture Events.** The 2015 Plan provides the flexibility for the administrator to subject awards to forfeiture or recoupment provisions. It also requires certain individuals who are subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 to reimburse us if we are required to prepare an accounting restatement under circumstances described in the Plan.

Our executive officers and directors have an interest in the approval of the 2015 Plan because they are eligible to receive equity awards under the 2015 Plan.

Summary of the 2015 Equity Incentive Plan, as Amended and Restated

The following is a summary of the operation and principal features of the 2015 Plan. However, this summary is not a complete description of all of the provisions of the 2015 Plan and is qualified in its entirety by the specific language of the 2015 Plan. A copy of the 2015 Plan is provided as Appendix A to this Proxy Statement.

Purpose

The purpose of the 2015 Plan is to provide incentives to attract, retain, and motivate eligible persons whose present and potential contributions are important to our success by offering them an opportunity to participate in our future performance. These incentives may be provided through the granting of stock options, stock appreciation rights, dividend equivalent rights, restricted stock awards, restricted stock units, performance units, and performance shares.

Authorized Shares

There are currently 18,400,000 shares of Common Stock reserved under the 2015 Plan. As of August 31, 2024, approximately 381,665 shares remained available for grant under the 2015 Plan. This number would not change if the proposal is approved. Each share subject to an award under the 2015 Plan counts against the numerical limits of the 2015 Plan as one share for every one share subject thereto. Shares that actually are issued under the 2015 Plan will not be returned to the 2015 Plan and will not be available for future issuance under the 2015 Plan, except that if unvested shares are forfeited or repurchased by us for an amount not greater than their original purchase price, such shares will become available for future grant under the 2015 Plan. For stock options and stock appreciation rights that are exercised, the gross number of shares subject to the award will cease to be available under the 2015 Plan, whether or not the award is net settled for a lesser number of shares, or if the shares are utilized to exercise an award. If shares are withheld to pay any tax withholding obligations applicable to an award, then the gross number of shares subject to the award will cease to be available under the 2015 Plan.

Administration of the 2015 Plan

Our board of directors, or a committee appointed by the board of directors, administers our 2015 Plan. The administrator has the power to select the employees, directors, and consultants to whom awards may be granted, to determine whether and to what extent awards are granted, to determine performance-based equity awards and the applicable performance criteria, performance period, and performance award formula, to approve forms of award agreements for use under the 2015 Plan, to determine the terms and conditions of awards granted under the 2015 Plan, to amend the terms of any outstanding awards granted under the 2015 Plan (provided that any amendment that would have a materially adverse effect on the grantee's rights under an outstanding award will not be made without the grantee's written consent), to construe and interpret the terms of the 2015 Plan and awards, to establish additional terms, conditions, rules or procedures to accommodate the rules or laws of applicable non-U.S. jurisdictions, and to take other action, not inconsistent with the terms of the 2015 Plan, as the administrator deems appropriate. The administrator may only institute an exchange program whereby the exercise prices of outstanding awards may be reduced or outstanding options or stock appreciation rights may be surrendered or canceled in exchange for awards with a lower exercise price, full value awards, or payments in cash if we obtain an affirmative vote of holders of the majority of its stockholders.

Eligibility

All types of awards may be granted to our employees, non-employee directors, and consultants of our parent or subsidiary corporations. Incentive stock options may be granted only to employees who, as of the time of grant, are employees of ours or any parent or subsidiary corporation of ours. As of August 31, 2024, we had approximately 7,560 employees (including five executive officers), eight non-employee directors and 23 consultants. Except with respect to 5% of the maximum number of shares issuable under the Plan, no award will vest earlier than one year following the date of grant; provided, however, that vesting of an award may be accelerated upon the death, disability, or involuntary termination of the service of the grantee, or in connection with a corporate transaction, as defined in the 2025 Plan.

Stock Options

Stock options may be granted under our 2015 Plan. Each option is evidenced by an award agreement that specifies the exercise price, the term of the option, forms of consideration for exercise, and such other terms and conditions as the administrator determines, subject to the terms of the 2015 Plan. The exercise price of options granted under our 2015 Plan must be at least equal to the fair market value of our common stock on the date of grant, except in special, limited circumstances as set forth in the 2015 Plan. The maximum term of an option will be specified in an award agreement, provided the term of an option will be no more than 8 years. However, with respect to any incentive stock option granted to a participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the per share exercise price must equal at least 110% of the fair market value of a Share on the grant date. Generally, the fair market value of our common stock is the closing sales price on the relevant date as quoted on the Nasdaq stock market.

Options will be exercisable at such times and under such conditions as determined by the administrator and as set forth in the applicable award agreement. An option is deemed exercised when we receive notice of exercise and full payment of the Shares to be exercised, together with applicable tax withholdings. No option granted to an employee who is a non-exempt employee for the purposes of the Fair Labor Standards Act of 1938, as amended (the "FLSA") will be first exercisable until at least 6 months following the date of grant of such option.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for 90 days. However, an option may not be exercised later than the expiration of its term.

Stock Appreciation Rights

Stock appreciation rights may be granted under our 2015 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Each stock appreciation right is evidenced by an award agreement that specifies the exercise price, the term of the award (which may not exceed eight years), and other terms and conditions as determined by the administrator, subject to the terms of the 2015 Plan and provided that no stock appreciation right granted to an employee who is a non-exempt employee for the purposes of the FLSA will be first exercisable until at least six months following the date of grant of such SAR. The per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant. Stock appreciation rights will be exercisable at such times and under such conditions as determined by the administrator and set forth in the applicable award agreement. At the discretion of the administrator, the payment upon exercise of stock appreciation right may be paid in cash or with Shares, or a combination of both.

Dividend Equivalent Rights

Dividend equivalent rights may be granted under our 2015 Plan. Dividend equivalent rights allow the recipient to receive compensation or a credit to the recipient's account measured by cash dividends paid with respect to shares of Common Stock. Each dividend equivalent right is evidenced by an award agreement that specifies terms and conditions as determined by the administrator, subject to the terms of the 2015 Plan. All dividend equivalents will be subject to the same terms and conditions, including vesting conditions, as the awards to which they relate and shall not be paid or settled prior to the time that the underlying award vests. No Dividend Equivalents shall be paid with respect to any shares underlying any unvested portion of a 2015 Plan award.

Restricted Stock Awards

Restricted stock may be granted under our 2015 Plan. Restricted stock awards are grants of shares that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Each restricted stock award granted will be evidenced by an award agreement specifying the number of shares subject to the award, any period of restriction, and other terms and conditions of the award, as determined by the administrator, subject to the terms of the 2015 Plan. Restricted stock awards may (but are not required to) be subject to vesting conditions, as the administrator specifies, and the shares acquired may not be transferred by the participant until the vesting conditions (if any) are satisfied. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting rights and rights to dividends and other distributions with respect to such shares upon grant without regard to vesting, subject to the limitations set forth in the 2015 Plan with respect to no receipt of dividends, distributions or dividend equivalents prior to vesting. See "Limitations on Awards" section below.

Restricted Stock Units

Restricted stock units may be granted under our 2015 Plan. Each restricted stock unit granted is a bookkeeping entry representing an amount equal to the fair market value of one share. Each restricted stock unit award will be evidenced by an award agreement that specifies the number of restricted stock units subject to the award, any vesting criteria (which may include accomplishing specified performance criteria or continued service to us), form of payout, and other terms and conditions of the award, as determined by the administrator, subject to the terms of the 2015 Plan. Restricted stock units result in a payment to a participant if any performance goals or other vesting criteria are achieved or the awards otherwise vest. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The administrator determines in its sole discretion whether an award will be settled in stock, cash, or a combination of both.

Performance Units and Performance Shares

Performance units and performance shares may be granted under our 2015 Plan. Performance units and performance shares are awards that will result in a payment to a participant if performance criteria established by the administrator are achieved or the awards otherwise vest. Each award of performance units or performance shares will be evidenced by an award agreement specifying the number of units or shares (as applicable), any vesting conditions, the performance period, and other terms and conditions of the award, as determined by the administrator, subject to the terms and conditions of the 2015 Plan. The administrator will establish any performance criteria or other vesting criteria (which may include continued service) in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out. After the grant of performance units or performance shares, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares, or in some combination of both.

Limitations on Awards

The maximum number of shares with respect to which awards may be granted to any individual in any fiscal year is 1,000,000 shares. The maximum dollar amount that may become payable to any individual in any fiscal year under awards denominated in U.S. dollars (including performance unit awards) is $20,000,000. However, in connection with an individual's commencement of service or first promotion in any fiscal year, an individual may be granted awards for an additional 1,000,000 shares or U.S. dollar denominated awards providing for payment in any fiscal year of up to an additional $20,000,000. The limitations in this paragraph do not apply to non-employee directors, who are instead subject to much lower requirements described in the "Non-Employee Director Compensation Limits" below.

No dividends, Dividend Equivalents, or other distributions shall be paid with respect to any shares underlying any unvested portion of a 2015 Plan award.

Non-Employee Director Compensation Limits

Our 2015 Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2015 Plan. However, in any fiscal year, a non-employee director may not be granted equity awards (the value of which will be based on the fair market value determined on the last trading day immediately preceding the date on which the applicable Award is granted to such director) and be provided any other compensation (including without limitation any cash retainers or fees) with an aggregate value of more than $500,000.

Non-Transferability of Awards

Unless the administrator provides otherwise, our 2015 Plan generally does not allow for the transfer of awards, and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments

In the event of any change in the shares effected without receipt of consideration by us, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in our capital structure, or in the event of payment of a dividend or distribution to our stockholders in a form other than our Common Stock (excepting regular, periodic cash dividends) that has a material effect on the fair market value of shares, appropriate and proportionate adjustments will be made in the number and kind of shares subject to the 2015 Plan and to any outstanding awards, the maximum number of shares with respect to which awards may be granted individual in any fiscal year of ours, and in the exercise or purchase price per share under any outstanding award in order to prevent dilution or enlargement of rights under the 2015 Plan.

Corporate Transactions

Our 2015 Plan provides that in the event of a corporate transaction, as defined in the 2015 Plan, all outstanding awards will terminate unless they are assumed in connection with the corporate transaction. If a portion of an award is neither assumed nor replaced by the successor entity, such portion of the award will become fully vested and exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at fair market value), immediately prior to the effective date of such corporate transaction.

Forfeiture Events

Our 2015 Plan provides the flexibility for the administrator to subject awards to reduction, cancellation, forfeiture or recoupment provisions, including upon any accounting restatement due to our material noncompliance with any financial reporting requirements of securities laws as a result of which, and to the extent that, such reduction, cancellation, forfeiture, or recoupment is required by applicable securities laws, including, without limitation, Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. It also requires any participant who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002, along with any participant who knowingly or through gross negligence engages in the misconduct, or who knowingly or through gross negligence failed to prevent the misconduct, to reimburse us if we are required to prepare an accounting restatement due to the material noncompliance, as a result of misconduct, with any financial reporting requirement under the securities laws, for (i) the amount of any payment in settlement of an award received by such participant during the 12-month period following the first public issuance or filing with the United States Securities and Exchange Commission (whichever first occurred) of the financial document embodying such financial reporting requirement, and (ii) any profits realized by such participant from the sale of securities of our during such 12-month period.

Plan Amendment; Termination

Our board of directors may amend, suspend, or terminate the 2015 Plan at any time, provided that no suspension or termination of the 2015 Plan will adversely affect any rights under awards already granted under the Plan and no amendment will be made without the approval of our stockholders if such approval is required by applicable laws or would change the powers of the 2015 Plan's administrator. Unless sooner terminated by our board of directors, the 2015 Plan will terminate on June 23, 2026.

U.S. Federal Income Tax Consequences

The following paragraphs are a summary of the general federal income tax consequences to U.S. taxpayers and us of awards granted under the 2015 Plan. Tax consequences for any particular individual may be different.

Incentive Stock Options

A participant recognizes no taxable income as the result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Internal Revenue Code (unless the participant is subject to the alternative minimum tax). If the participant exercises the option and then later sells or otherwise disposes of the shares more than two years after the grant date and more than one year after the exercise date, the difference between the sale price and the exercise price will be taxed as capital gain or loss. If the participant exercises the option and then later sells or otherwise disposes of the shares before the end of the two-or one-year holding periods described above (a "disqualifying disposition"), he or she generally will have ordinary income at the time of the sale equal to the fair market value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the option.

Nonstatutory Stock Options

A participant generally recognizes no taxable income on the date of grant of a nonstatutory stock option with an exercise price equal to the fair market value of the underlying stock on the date of grant. Upon the exercise of a nonstatutory stock option, the participant generally will recognize ordinary income equal to the excess of the fair market value of the shares on the exercise date over the exercise price of the option. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any subsequent gain or loss, generally based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss.

Stock Appreciation Rights

A participant generally recognizes no taxable income on the date of grant of a stock appreciation right with an exercise price equal to the fair market value of the underlying stock on the date of grant. Upon exercise of the stock appreciation right, the participant generally will be required to include as ordinary income an amount equal to the sum of the amount of any cash received and the fair market value of any shares received upon the exercise. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Any additional gain or loss recognized upon any later disposition of the shares would be treated as long-term or short-term capital gain or loss, depending on the holding period.

Dividend Equivalents

Dividend equivalents will generally be subject to tax as dividends as if they were paid on the vesting date of the underlying award.

Restricted Stock, Restricted Stock Units, Performance Awards and Performance Shares

A participant generally will not have taxable income at the time an award of restricted stock, restricted stock units, performance shares, or performance units is granted. Instead, he or she will recognize ordinary income in the first taxable year in which his or her interest in the shares underlying the award becomes either (i) freely transferable, or (ii) no longer subject to substantial risk of forfeiture. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. However, the recipient of a restricted stock award may elect to recognize income at the time he or she receives the award in an amount equal to the fair market value of the shares underlying the award (less any cash paid for the shares) on the date the award is granted.

Section 409A

Section 409A of the Code ("Section 409A") provides certain new requirements for non-qualified deferred compensation arrangements with respect to an individual's deferral and distribution elections and permissible distribution events. Awards granted under the Plan with a deferral feature will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A's provisions, Section 409A imposes an additional 20% tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Tax Effects for the Company

We generally will be entitled to a tax deduction in connection with an award under the 2015 Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a non-qualified stock option). However, special rules limit the deductibility of compensation paid to certain current or former executive officers. Under Section 162(m), the annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000.

THE FOREGOING IS ONLY A SUMMARY OF THE TAX EFFECT OF FEDERAL INCOME TAXATION UPON PARTICIPANTS AND THE COMPANY WITH RESPECT TO THE GRANT AND EXERCISE OF AWARDS UNDER THE 2015 PLAN AS OF THE DATE OF THIS FILING. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF A SERVICE PROVIDER'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR NON-U.S. COUNTRY IN WHICH THE SERVICE PROVIDER MAY RESIDE.

Summary

Our board of directors believes that it is in the best interests of us and our stockholders to continue to provide employees, consultants, and directors with the opportunity to acquire an ownership interest in us through the grant of equity awards under the amended and restated 2015 Plan and thereby encourage them to remain in our service and more closely align their interests with those of our stockholders.

Number of Awards Granted to Employees and Non-Employee Directors

No awards have been made under the Amended and Restated 2015 Plan, and no awards have been granted that are contingent on the approval of the Amended and Restated 2015 Plan. Awards under the Amended and Restated 2015 Plan would be made at the discretion of the Compensation Committee or the Board. The number of awards that an employee, or non-employee director may receive under the 2015 Plan is not determinable at this time. The following table sets forth the aggregate number of RSUs and PSUs (at target) granted under the 2015 Plan during fiscal year 2024 to each of our named executive officers other than our former executive officers who are no longer eligible to receive awards; executive officers, as a group; directors who are not executive officers, as a group; and all employees who are not executive officers, as a group.

Name of Individual or Identity of Group and Principal Position	Number of RSUs and PSUs Granted (#)[1]	Dollar Value of Award(s) of RSUs and PSUs granted ($)[2]
Alan Lowe, President and Chief Executive Officer	206,905	11,003,208
Wajid Ali, Executive Vice President, Chief Financial Officer	72,159	3,837,416
Vincent Retort, President, Industrial Tech and Chief Business Officer	86,008	4,573,905
Wupen Yuen, President, Cloud and Networking	95,634	5,085,816
Jae Kim, Senior Vice President, General Counsel and Secretary	41,148	1,720,398
Jason Reinhardt, Former Executive Vice President, General Manager of Imaging and Sensing	54,336	2,889,588
Judy Hamel, Former Senior Vice President, General Counsel and Secretary	41,357	2,199,365
All current executive officers as a group	501,854	26,220,743
All current non-employee directors as a group	43,328	1,913,798
All other employees (including all current officers who are not executive officers (as a group))	2,654,834	139,369,078

(1) Reflects PSU awards at target.
(2) Reflects the aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718.

Vote Required

The approval of the 2015 Plan requires the affirmative vote of a majority of the shares of our common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon. As a result, abstentions will have the same effect as a vote against the proposal. Broker non-votes will have no effect on the outcome of this proposal. This vote will also constitute approval of the 2015 Plan under the Nasdaq Listing Rules.

> **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDED AND RESTATED 2015 EQUITY INCENTIVE PLAN.**

PROPOSAL NO. 4

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our independent registered public accounting firm for the fiscal year ended June 29, 2024 was Deloitte & Touche LLP ("Deloitte"). Our Audit Committee has re-appointed Deloitte to audit our consolidated financial statements for our fiscal year ending June 28, 2025. At the Annual Meeting, we are asking our stockholders to ratify the appointment of Deloitte as our independent registered accounting firm for fiscal 2025. Although ratification by stockholders is not required by law, our Audit Committee is submitting the appointment of Deloitte to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. In the event that the appointment of Deloitte is not ratified by our stockholders, the Audit Committee will review its future selection of Deloitte as our independent registered public accounting firm. Representatives of Deloitte are expected to be present at the Annual Meeting, in which case they will be given an opportunity to make a statement at the Annual Meeting if they desire to do so and will be available to respond to appropriate questions. Notwithstanding the appointment of Deloitte, and even if our stockholders ratify the appointment, our Audit Committee, in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our Audit Committee believes that such a change would be in the best interests of our company and our stockholders.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to our Company by Deloitte, our independent registered public accounting firm, for the fiscal years ended June 29, 2024, and July 1, 2023.

	Fiscal 2024 (in thousands)	Fiscal 2023 (in thousands)
Audit Fees[1]	$4,641	$5,795
Audit-Related Fees[2]	$337	$597
Tax Fees[3]	$227	$259
All Other Fees[4]	$6	$2
TOTAL	**$5,211**	**$6,653**

(1) *Audit Fees include fees related to professional services rendered in connection with the audit of Lumentum's annual financial statements, the audit of internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, reviews of financial statements included in Lumentum's Quarterly Reports on Form 10-Q, and for audit services provided in connection with other statutory and regulatory filings. In fiscal 2024, audit fees also include the audit of newly acquired businesses, including related valuation and purchase price allocation accounting. In fiscal 2023, audit fees also included fees to audit the implementation of changes to our legal entity structure and the audit of newly acquired businesses, including related valuation and purchase price allocation accounting.*

(2) *Audit-Related Fees include fees for professional services rendered in connection with due diligence, including the acquisition of Cloud Light in fiscal 2024, and the telecom transmission product line of IPG Photonics in fiscal 2023.*

(3) *Tax Fees include fees for professional services rendered in connection with valuation consulting, compliance, and planning services and other tax consulting.*

(4) *All Other Fees includes fees for research tool subscriptions.*

Auditor Independence

In our fiscal year ended June 29, 2024, there were no other professional services provided by Deloitte, other than those listed above, that would have required our Audit Committee to consider their compatibility with maintaining the independence of Deloitte.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our Audit Committee has established a policy governing our use of the services of our independent registered public accounting firm. Under the policy, our Audit Committee is required to pre-approve all audit and non-audit services performed by our independent registered public accounting firm in order to ensure that the provision of such services does not impair the public accountants' independence. All fees paid to Deloitte for our fiscal year ended June 29, 2024 were pre-approved by our Audit Committee.

Vote Required

The ratification of the appointment of Deloitte requires the affirmative vote of a majority of the shares of our common stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote AGAINST the proposal and broker non-votes will have no effect.

> **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF**
> **THE APPOINTMENT OF DELOITTE & TOUCHE LLP.**

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is a committee of the board of directors comprised solely of independent directors as required by the Nasdaq listing rules and rules and regulations of the SEC. The Audit Committee operates under a written charter approved by the board of directors, which is available on our website at *www.lumentum.com*. The composition of the Audit Committee, the attributes of its members and the responsibilities of the Audit Committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The Audit Committee reviews and assesses the adequacy of its charter and the Audit Committee's performance on an annual basis.

With respect to the Company's financial reporting process, the management of the Company is responsible for (1) establishing and maintaining internal controls and (2) preparing the Company's consolidated financial statements. Our independent registered public accounting firm, Deloitte, is responsible for auditing these financial statements. It is the responsibility of the Audit Committee to oversee these activities. It is not the responsibility of the Audit Committee to prepare our financial statements, which are the fundamental responsibilities of management. In the performance of its oversight function, the Audit Committee has:

- reviewed and discussed the audited financial statements with management and Deloitte;
- discussed with Deloitte the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC; and
- received the written disclosures and the letter from Deloitte required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with Deloitte its independence.

Based on the Audit Committee's review and discussions with management and Deloitte, the Audit Committee recommended to the board of directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended June 29, 2024 for filing with the Securities and Exchange Commission.

Respectfully submitted by the members of the Audit Committee of the board of directors:

Harold L. Covert *(Chair)*
Pamela F. Fletcher
Julia S. Johnson
Janet S. Wong

This report of the Audit Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended ("Securities Act"), or under the Securities Exchange Act of 1934, as amended ("Exchange Act"), except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

EXECUTIVE OFFICERS

The following table sets forth information regarding individuals who serve as our executive officers. The position titles refer to each executive officer's title at Lumentum as of October 3, 2024. Our executive officers are elected by our board of directors to hold office until their successors are elected and qualified. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
Alan Lowe	62	President and Chief Executive Officer
Wajid Ali	51	Executive Vice President, Chief Financial Officer
Vincent Retort	70	President, Industrial Tech and Chief Business Officer
Jae Kim	53	Senior Vice President, General Counsel and Secretary
Wupen Yuen	55	President, Cloud and Networking

For Mr. Lowe's biography, see "Director Nominees."

Wajid Ali is Lumentum's executive vice president and chief financial officer. Mr. Ali manages and drives all aspects of Lumentum's finance organization. Mr. Ali joined Lumentum in February 2019. Before joining Lumentum, Mr. Ali was the senior vice president and chief financial officer at Synaptics Incorporated, a developer and supplier of semiconductor product solutions, from May 2015 to February 2019. Before Synaptics, Mr. Ali was vice president and controller at Teledyne Technologies Inc., an instrumentation, software and engineered systems company. Prior to Teledyne, he served as chief financial officer at DALSA Corp., a semiconductor company that was acquired by Teledyne in 2011. Mr. Ali also held key financial management positions at Advanced Micro Devices, Inc. and ATI Technologies Inc., overseeing the finance functions for large business groups. Mr. Ali holds Bachelor of Arts and Master of Arts degrees in Economics from York University; a Master of Business Administration degree from the Schulich School of Business, York University; and CPA, CMA designations from the Chartered Professional Accountants of Ontario, Canada.

Vincent Retort is Lumentum's president of industrial tech platform and chief business officer. Mr. Retort has been an instrumental leader running R&D, operations, the Transmission business unit, and the 3D sensing business unit at various times since Lumentum's spinoff from JDSU. He was previously our chief operations officer and executive vice president from February 2016 through September 2023, senior vice president, research and development from July 2015 through February 2016 and our general manager of the 3D Sensing business unit from December 2018 through April 2020. Prior to joining Lumentum in connection with Lumentum's separation from Viavi in 2015, Mr. Retort was employed by Viavi. Mr. Retort joined Viavi in 2008 as vice president of research & development, communication and commercial optical products ("CCOP"), and became senior vice president of research & development of CCOP in 2011. From 2004 to 2008, Mr. Retort was vice president of product engineering, reliability and quality at NeoPhotonics Corporation, a designer and manufacturer of photonic integrated circuit-based modules and subsystems. From 2002 to 2004, Mr. Retort served as senior director of development engineering, magnetic recording performance at Seagate Technology Holdings plc, an international manufacturer and distributor of computer disk drives. From 2000 to 2002, Mr. Retort served as vice president of product engineering at Lightwave Microsystems Corporation, a communications equipment company. Mr. Retort holds a Master of Science degree in Biological Sciences from Stanford University and a Bachelor of Arts degree in Biology from West Virginia University.

Jae Kim has served as Lumentum's senior vice president, general counsel and secretary since March 2024. Prior to joining Lumentum, Mr. Kim served at GlobalLogic Inc., a Hitachi Group Company providing software development services, as chief administrative and legal officer from June 2022 to March 2024 and as chief legal officer from February 2021 to June 2022. Before GlobalLogic, Mr. Kim was SVP and general counsel at Rambus, Inc., a provider of chips and silicon IP, from 2013 to February 2021. Earlier in his career, Mr. Kim held senior legal roles at Altran/Aricent and Electronics for Imaging, Inc. He also served as an attorney for Wilson Sonsini Goodrich & Rosati and United States Securities and Exchange Commission. Mr. Kim holds a Bachelor of Arts degree in Economics from Boston University and a Juris Doctor degree from the Washington College of Law at American University.

Wupen Yuen is Lumentum's president of cloud and networking platform. Prior to this role, Mr. Yuen served as senior vice president and general manager for Lumentum's telecom transmission and datacom business units from December 2022 to October 2023 and August 2022 to December 2022, respectively. Mr. Yuen joined the company through Lumentum's acquisition in August 2022 of NeoPhotonics, where he had been chief product officer since 2018, and senior vice president and general manager since 2014. From 2005 to 2014, Mr. Yuen held numerous leadership roles within NeoPhotonics, including senior vice president of product and technology development, vice president of product development and engineering, and director of business development. From 2002 to 2004, Mr. Yuen served as chief technology officer of Bandwidth9, a telecommunications tunable laser company. Mr. Yuen holds a PhD and a Master's degree in Electrical Engineering from Stanford University, and a Bachelor of Science degree in Electrical Engineering from National Taiwan University. He has completed various executive education programs at Harvard Business School and the University of Chicago's Booth School of Business in innovation, general management, finance, and leadership.

COMPENSATION DISCUSSION AND ANALYSIS

This discussion of our executive compensation program is designed to provide our stockholders with an understanding of the compensation program in effect in fiscal 2024 for our NEOs, who were the following individuals:

Executive officers at fiscal 2024 year end

- Alan Lowe, our president and chief executive officer;
- Wajid Ali, our executive vice president and chief financial officer;
- Vincent Retort, our president, industrial tech and chief business officer;
- Wupen Yuen, our president, cloud and networking; and
- Jae Kim, our senior vice president, general counsel and secretary.

Executive officers for portions of fiscal 2024, but not at year end

- Jason Reinhardt, our executive vice president and general manager of imaging and sensing; and
- Judy Hamel, our former senior vice president, general counsel and secretary.

This CD&A summarizes our executive compensation philosophy, principles and approach, provides a detailed description of our various compensation programs, explains how these programs are aligned with our business objectives and our operating and financial performance, and describes our focus on pay for performance to ensure alignment of compensation with stockholder value creation.

The CD&A also describes how we approach stockholder engagement to foster a regular and constructive dialogue on our compensation program philosophy and program design and explains in depth the extensive off-cycle stockholder engagement conducted in fiscal 2024 following our failure to obtain stockholder approval on the "Say-on-Pay" advisory vote on executive compensation at our 2023 Annual Meeting of Stockholders. The CD&A describes these stockholder engagement efforts, the stockholder feedback received, and our responsiveness to that feedback through enhanced disclosures and changes in our fiscal 2024 and fiscal 2025 compensation programs.

Executive Summary

At the highest level, following are nine key takeaways from this CD&A:

- Our Say-on-Pay advisory vote at the November 2023 annual meeting received 48.5% stockholder support
- We have significantly enhanced disclosure for fiscal 2024 in this CD&A
- We have made meaningful changes to executive compensation program design for fiscal 2025
- There were no increases in on-target compensation for NEOs in fiscal 2024, aside from promotions
- There were year-long temporary decreases in NEO base salary compensation in fiscal 2024
- Our fiscal 2024 Annual Incentive Program paid out at 13% of target
- Our fiscal 2022-2024 Long-Term Incentive Program Performance Stock Units (PSUs) paid out at 39% of target
- CEO realized compensation decreased 55% from fiscal 2023 to fiscal 2024
- There was no application of discretion when calculating performance results for fiscal 2024 NEO performance-based compensation

Fiscal 2023 Say-on-Pay Vote and Response

Following years of strong stockholder support for the Company's executive compensation programs, the Board of Directors and the Compensation Committee were disappointed that our Say-on-Pay advisory vote received only 48.5% support from our stockholders in November 2023, a significant decrease in support from 82% in November 2022, and we have taken this message from stockholders very seriously.

In response to stockholder feedback gathered throughout fiscal 2024 since receiving the Say-on-Pay advisory results at our 2023 Annual meeting, we made substantial improvements to this CD&A and changes to our compensation programs that will take effect in for 2025. We highlight the following changes for consideration at this 2024 Annual Meeting of Stockholders:

- **Enhanced Disclosure:** In direct response to stockholder feedback, we have provided significantly more detail in the following areas:
  - Our extensive stockholder engagement efforts since the 2023 Annual Meeting of Stockholders
  - Improved description of the connection and alignment between executive compensation, Company strategy, and performance
  - CEO compensation and multi-year analysis of pay versus performance
  - Rationale and philosophy behind the specific financial and operational metrics and targets selected for our various compensation programs
  - Detailed explanation of how various levels of achievement map to payout for each operational metric used in our annual and long-term compensation programs
  - Description of the Strategic Progress Objective component of our long-term compensation program, including explanation of how it is evaluated and scored, and how various levels of achievement map to payouts
  - Our philosophy and approach to peer group selection

- **Significant Program Modifications for Fiscal 2025:** The entire executive compensation program was reviewed in detail, taking into account stockholder feedback and evolving strategy with the review resulting in:
  - Changes to our Peer Group
  - Changes to our Annual Incentive Plan
  - Changes to our performance-based Long-Term Incentive Program (LTIP)

Stockholder Outreach

We believe there is great value in regularly engaging with our stockholders to understand their priorities and seek their feedback on key issues, including executive compensation. In our normal course of business, our Board, including the Compensation Committee, reviews the feedback we hear from stockholders throughout the year. In fiscal 2024 we conducted two rounds of extensive stockholder outreach:

- **July – November 2023:** Following our normal practice, we engaged extensively with stockholders in the months leading up to our annual meeting to obtain stockholders' views on executive compensation, governance and other matters. We extended meeting invitations to 25 of our largest stockholders who collectively represented over 70% ownership of our outstanding shares. Stockholders representing approximately 55% ownership of our shares agreed to meet, and we engaged in fulsome discussion on topics including executive compensation, compensation disclosure, sustainability programs, and board diversity.

- **January 2024 – March 2024:** Following the Say-on-Pay result in November 2023, the Company mounted an extensive off-cycle program of stockholder consultations with the express intent of gathering more detailed feedback about key aspects of our executive compensation programs prior to making decisions for fiscal 2025 compensation. We extended meeting invitations to 25 of our largest stockholders who collectively represented over 75% ownership of our outstanding shares. We met with every stockholder who responded, representing approximately 60% ownership of our shares. The Chair of our Compensation Committee led each of these calls, with at least one other member of the committee present on every call. In the course of those meetings, we reviewed stockholder feedback to date and how we were responding to the Say-on-Pay vote, and we gathered stockholder feedback on specific elements of compensation program design and disclosure.

Stockholder Engagement Cycle



Analyze and Prepare

Prior to the Annual Stockholder Meeting, our Board monitors and assesses:

- Prior voting results
- Investor sentiment
- Trends in executive compensation, governance, human capital management, sustainability, social, regulatory and other matters.

Our Board identifies and prioritizes potential topics for stockholder engagement.

Outreach and Engagement

Members of our Board and executive management regularly meet with stockholders and actively solicit input on a range of issues.

A regular 2-way dialogue is maintained where the Board gains deeper understanding of stockholder concerns, and stockholders are provided insight into the Company's processes relating to key governance matters, including executive compensation.

During 2023 and 2024, the Board and executive management met with a significant percentage of our stockholders.

Continuous Assessment

Regular stockholder engagement and feedback informs the Board's ongoing process of continually enhancing the Company's governance and other processes.

The Board continuously evaluates the stockholder feedback for consistent themes, areas of concern and potential improvement.

Response and Action

The Board and executive management respond to stockholder feedback with appropriate actions that balances stockholder interest and effective Company management.

As noted in this section, the Company significantly enhanced the Compensation Discussion and Analysis and implemented changes to the executive compensation program for fiscal year 2025.

Stockholder Feedback and Actions Taken

Common themes of feedback that emerged across the two cycles of stockholder engagement highlighted the following areas for potential improvement with respect to executive compensation:

- **Enhance disclosure:** details of program design, target rigor, rationale and specific performance metrics for certain short-term and long-term incentive goals, pay versus performance alignment;

- **Take measures to increase alignment between stockholder value creation and compensation program outcomes:** including review of annual incentive plan (AIP) and long-term incentive plan (LTIP) structure, compensation peer group, and compensation quantum decisions.

Feedback gathered throughout 2024 with respect to enhanced compensation disclosure has led to changes in the content and presentation of this CD&A. However, given the timing of our 2023 Annual Meeting and our in-depth stockholder engagement efforts in fiscal 2024, much of the stockholder feedback about compensation program design could not be considered for fiscal 2024 executive compensation, but is addressed in the fiscal 2025 program and design.

The tables below outline stockholder feedback received with respect to compensation disclosure and our executive compensation programs, and summarizes corresponding actions taken for fiscal 2024 and for fiscal 2025:

Enhanced Disclosure

Changes are included in this CD&A for fiscal 2024 unless otherwise noted

Demonstrate Pay-for-Performance	Explain Choice of Metrics	Better Disclosure of Payout Scales
- Expanded the discussion of the goal-setting process to show the rigor used to establish metrics and targets - Added explanation of the historical compensation of our CEO to show its alignment with company performance - Increased visibility into performance of in-flight long-term incentive programs	Expanded discussion of compensation philosophy and approach to show how metrics chosen tie to business plans and value creation	Disclosure of all goal levels and associated payouts for all completed compensation periods

Explain Impact of PSU "Banking"	Explain PSU Strategic Progress Objectives Component	Clarify Use of Discretion
- Disclosure of how PSU "banking" impacted long-term incentive programs completed in fiscal 2024 - Disclosure of how banking is impacting all in-flight long-term incentive programs **Note: "Banking" has been eliminated for PSUs beginning with fiscal 2025 awards**	- Explanation of rationale for Strategic Progress Objectives and of how this pay component is scored and paid out - Disclosure of composition of Strategic Progress Objectives for completed compensation programs	- Explanation of how we design pay programs to avoid use of discretion as much as possible - Explicitly disclose whether discretion was applied or not applied (none was applied in calculating fiscal 2024 program payouts)

Increase Alignment of Stockholder Value Creation and Compensation Outcomes

Actions taken for fiscal 2024 where possible; other program design changes begin in fiscal 2025

Concerns about equity "markup" in AIP

Fiscal 2024 action

- Eliminated the 25% premium used to mitigate for stock price risk in our Annual Incentive Program with PSU payouts

Concerns about performance measurement periods being shorter than the relevant performance period

Fiscal 2025 actions

- Changed measurement period of AIP from two half-year periods to one full-year period
- Removed the ability to "bank" portions of LTIP PSUs based on annual total revenue performance
- Performance measured solely at the end of the 3-year performance period will determine payouts of all LTIP PSU components

Concerns about overlapping metrics between short-term and long-term programs

Fiscal 2024 action

- Focused AIP metrics on measuring organic performance to distinguish AIP organic revenue metric from LTIP PSUs total revenue metric

Fiscal 2025 action

- Reduced LTIP PSUs total revenue metric to 50% weighting from 70%

Desire for performance vs. peers to factor directly into compensation

Fiscal 2025 action

- Added relative total stockholder return (rTSR) as a metric (25%) in our LTIP PSU design to align pay with stockholder return and reward better performance compared to our market competitors

Concern that non-financial PSUs may not be sufficiently rigorous

Fiscal 2024 action

- Increased disclosure of how performance is scored to demonstrate rigor

Fiscal 2025 action

- Reduced weighting of Strategic Progress Objectives from 30% to 25% of LTIP PSUs

Concerns that peer group may be out of alignment

Fiscal 2025 action

- Re-baselined peer group based on go-forward strategy and current financial performance, leading to significant action in peer group composition

Concerns about compensation quantum

Fiscal 2024 action

- No increases in compensation other than for promotion
- Temporary (year-long) reduction in base cash compensation

While the complete description of changes to our fiscal 2025 executive compensation programs will be contained in our fiscal 2025 CD&A, we preview the PSU elements of our 2025 Long-Term Incentive Plan below, for ease of comparison to our fiscal 2024 LTIP PSUs, which are detailed later in this CD&A. The Compensation Committee has approved several significant design changes for the fiscal 2025-2027 PSU awards granted in August 2024, based on stockholder feedback and a desire to increase long-term focus and increase alignment with stockholder experience.



Fiscal 2025-2027 PSU Changes

1. Introduction of relative Total Shareholder Return metric
2. Reduction in weighting of Total Revenue metric and Strategic Objectives metric
3. Elimination of annual banking for Total Revenue metric

2024 PSU Design

3-Year Strategic Objectives 30%

Fiscal 2026 Total Revenue (with annual banking) 70%

2025 PSU Design

3-Year Strategic Objectives 25%

3-Year Relative TSR 25%

Fiscal 2027 Total Revenue 50%

The Company values and seeks ongoing feedback from stockholders on all elements of our business and takes stockholder feedback seriously, as demonstrated by the breadth and depth of changes outlined above for both fiscal 2024 and fiscal 2025. The Compensation Committee will continue to engage with and consider feedback from stockholders to ensure that the executive compensation program remains effective and aligned with stockholder interests.

Fiscal 2024 Business Performance

This section summarizes our fiscal 2024 financial performance in several of our key business metrics, along with year-over-year and 5-year relative performance. As described in our Annual Report, fiscal 2024 continued to present a number of challenges to our industry and the markets that we serve.

In particular, our business continued to experience the negative impacts of the worldwide logistics and supply chain issues despite some improvement in the latter half of fiscal 2023. Our key operating metrics over a 1-year and 5-year period directly reflect the impact of these challenges as noted in the table below.

	Fiscal 2019 ($ in millions)	Fiscal 2023 ($ in millions)	Fiscal 2024 ($ in millions)	1-Year Change 2023-2024	5-Year Change 2019-2024
Net Revenue	$1,565.3	$1,767.0	$1,359.2	(23.1)%	(13.2)%
GAAP Earnings per Share	($0.54)	($1.93)	($8.12)	($6.19)	($7.58)
Adjusted Earnings per Share	$4.25	$4.56	$1.01	(77.9)%	(76.2)%
GAAP Gross Margin	27.2%	32.2%	18.5%	(1,370)bps	(870)bps
Adjusted Gross Margin	39.5%	43.2%	33.0%	(1,020)bps	(650)bps
GAAP Operating Margin	(1.4)%	(6.5)%	(31.9)%	(2,540)bps	(3,050)bps
Adjusted Operating Margin	20.5%	19.2%	2.8%	(1,640)bps	(1,770)bps

Adjusted Earnings per Share, Adjusted Gross Margin and Adjusted Operating Margin are non-GAAP measures that Lumentum discloses to provide additional information about the operating results of the Company. Please see Appendix B for a reconciliation of Adjusted Earnings per Share, Adjusted Gross Margin and Adjusted Operating Margin to their nearest GAAP equivalents.

While we expect some of the challenges posed to our industry and the markets we serve to have a lingering impact, we made significant progress in the last fiscal quarter of 2024 in executing our strategy to grow our cloud business and broaden our customer base, including investing in new and substantial cloud and AI module and component opportunities. During the fiscal first quarter of 2024, we changed our organizational structure to better align with our markets and our customer base. This new alignment into our operating segments of Cloud and Networking and Industrial Tech, the improvement of conditions in certain market segments, and our focus on the execution of our strategy give us confidence in our growth prospects for fiscal 2025 and beyond.

Considering these near-term trends and our perspective on growth opportunities, we have realigned our areas of strategic focus to successfully position the company to achieve our short-term and long-term operating targets and goals. We have embedded certain elements of our operating metrics and strategic goals into our executive compensation programs as more fully described in this CD&A.

Executive Compensation Approach

Philosophy

Our executive compensation program is guided by our overarching philosophy of paying for demonstrable performance. We believe that:

- Total compensation should **attract, motivate, and retain** the talent necessary to achieve our business objectives in order to increase long-term value and drive stockholder returns.

- Superior executive talent should be motivated and retained through a **strong pay for performance** compensation system that provides the opportunity to earn above-average compensation in return for achieving business and financial success.

- Where appropriate, executives and employees should participate in **shared compensation programs** to support consistent priorities and aligned **execution** throughout the organization.

- Our compensation practices should continue to evolve to align compensation with recognized best practices and to address current **market realities**.

- Good compensation program design enables **enhanced disclosure** with stockholders following completion of the relevant performance period so that stockholders can **clearly see the link between performance and pay**.

- Discretion should be eliminated from our executive compensation programs where possible. Where an element of subjectivity can work to increase the linkage between company performance and executive pay and discretion is applied as a result, **application of that discretion should be unambiguously communicated to stockholders**.

Building on this foundation, our executive compensation program is designed to spur the achievement of Lumentum's key long-term strategic and business goals:

1. Maximize business and financial performance and deliver long-term value for our customers, employees and stockholders;

2. Be indispensable to our customers by designing and manufacturing innovative and market leading optical and photonic products that enable advanced optical networking and laser technologies and applications; and

3. Drive and maintain our leadership in sustainability programs in our operations and our products, and develop our human capital and leadership pipeline for future company growth.

There are direct links between these three goals and the structure and detail of our executive compensation program.

Strong Compensation Governance

The Compensation Committee regularly considers good governance practices in executive compensation and corporate governance when overseeing our executive compensation program and evaluates these practices against our business and compensation needs, legal and regulatory developments, and corporate governance changes. The following good governance practices are incorporated into our executive compensation program:

What We Do

- **Pay for performance:** Approximately 92% of our CEO's and 88% of our other NEOs' fiscal 2024 total target direct compensation was subject to achievement of our strategic, financial or market performance goals

- **Stock ownership requirements:** We maintain Stock Ownership Guidelines for our CEO, NEOs and outside directors

- **Robust clawback provisions:** We maintain a Clawback Policy that provides for the recapture of performance-based awards in the event of a financial restatement

- **Double trigger vesting:** In connection with a change in control, we only have "double trigger" acceleration

- **Independence:** We maintain an independent compensation committee and engage an independent compensation advisor

- **Risk Mitigation:** We conduct an annual risk review of our compensation programs

What We Don't Do

- **Minimal executive perquisites:** We do not provide substantial perquisites to our executive officers

- **No change in control tax gross-ups:** We do not provide tax gross-ups on change in control-related parachute payments or otherwise make gross-up payments to our executives

- **No hedging or pledging:** Under our insider trading policies, executive officers are prohibited from hedging and pledging Lumentum securities

- **No resetting of financial targets:** Outside of extraordinary circumstances, we do not reset financial goals used to determine performance-based awards payouts for executive officers once established at the beginning of the performance period

- **No repricing:** We do not reprice stock option awards

Compensation Decision Processes

Overview

Our Board has delegated to the Compensation Committee the responsibility for administering and determining the parameters of our executive compensation program. The Compensation Committee is composed entirely of individuals who are independent directors under the independence standards of the SEC and Nasdaq. Our compensation setting process for our executive officers includes the following (with tracking of projected incentive plan results occurring throughout the entire cycle):



AUGUST
Approve go-forward actions

- Review year-end financial and operating performance
- Approve incentive payouts for the Executive Officers and CEO based on performance
- Establish compensation levels for Executive Officers and CEO for the new fiscal year
- Ensure outcomes reflect alignment between pay and performance

SEPTEMBER - FEBRUARY
Set up process for the next year

- Confirm process for evaluating compensation levels and performance alignment
- Evaluate and update peer group as needed
- Review and update pay philosophy as needed
- Review overall plan design

MAY – JULY
Evaluate performance and go-forward goals

- Review year-end financial and operating performance
- Evaluate go-forward operational and financial goals and establish alignment with plan design, in coordination with the full Board's annual long planning process
- Vet and evaluate incentive plan metrics and targets with management team

JANUARY – JUNE
Establish design and evaluate market data

- Evaluate overall competitiveness of compensation programs and review market data
- Establish program structure for the next year (metrics, design, alignment with business priorities)

During the June through August time frame, our CEO and Chief Human Resources Officer provide the Compensation Committee with performance reviews and compensation recommendations for our NEOs (other than our CEO), taking into account input from Semler Brossy (the Compensation Committee's independent compensation consultant) and referencing materials and data prepared by Semler Brossy for the Compensation Committee to assist in the analysis and decision-making process.

In August during this cycle, the Compensation Committee approves all compensation for our NEOs (other than our CEO). The Compensation Committee reviews and recommends our CEO's compensation to the board of directors, which makes the final decisions regarding our CEO's compensation.

No member of the management team is present for the discussion or approval of his or her individual compensation and our Compensation Committee meets in executive session with Semler Brossy with no members of management present as part of its process in considering the data and recommendations.

Inputs into the Decision-Making Process

- **Meetings** - the Compensation Committee meets at least quarterly, and more often as needed, including several additional scheduled meetings prior to the beginning of each fiscal year to finalize executive compensation program design and determine executive compensation
- **Independent Compensation Advisor** - the Compensation Committee seeks and receives input from Semler Brossy, a national compensation consulting firm, as its independent compensation advisor
- **Peer and Market Data** - the Compensation Committee reviews data provided by Semler Brossy on our peer companies as well as market survey data
- **Management Input** - the Compensation Committee seeks and receives input from our management team, as described above with respect to incentive plan metrics and targets
- **Board Input** - the Compensation Committee seeks and receives input from the Company's board at appropriate key decision points, including with reference to the Company's annual and long-term operating plans
- **Stockholder Feedback** - the Compensation Committee seeks and considers stockholder feedback on say-on-pay and related compensation topics



Assessments / Outcomes from the Decision-Making Process

- **Performance Metrics** - the Compensation Committee establishes performance metrics for annual incentive awards and performance-based equity awards in support of the Company's strategic priorities and with reference to the compensation philosophy
- **Assessment of Performance** - the Compensation Committee assesses overall Company performance to established performance metrics
- **Payouts** - the Compensation Committee reviews the results of performance against incentive plan metrics and determines the amounts of any resulting payouts
- **Assessment of Pay versus Performance** - the Compensation Committee regularly reviews achievement forecasts for all active compensation programs, tracks compensation program performance over time, and analyzes pay versus performance outcomes for both the Company and its peers

Peer Group

The Compensation Committee, with input from Semler Brossy, annually reviews the compensation practices of a peer group of similar companies. The Compensation Committee carefully considered and selected an appropriate group of companies to use for executive compensation review and analysis purposes to provide data that assisted it in making decisions on the Company's executive compensation program.

The Compensation Committee considers multiple factors in selecting appropriate peer companies.

- **Market competitors:** similar companies from the perspectives of market, scale and business model
- **Talent competitors:** potential sources and destinations for potential executive talent in the key geographies in which our executives work

Fiscal 2024 Peer Group

Characteristics of Peer Group
Companies similar in revenue, size, and business operations to Lumentum

Primary Uses
We reference peer group compensation practices when assessing and approving executive compensation in the following areas:

- Performance and pay relationship
- Executive compensation levels
- Realized pay for the CEO
- Annual and long-term incentive plan design
- Independent director compensation
- Equity plan and share usage
- Change in control and severance
- Benefits and perquisites

Fiscal 2024 Peer Group
Ciena
Coherent
Entegris
F5
IPG Photonics
Juniper Networks
Marvell Technology
MKS Instruments
Monolithic Power Systems
National Instruments
OSI Systems
Qorvo
Semtech
Skyworks Solutions
Synaptics
Trimble
Viasat
Viavi Solutions
Wolfspeed

Peer Group Financial Positioning

FY24 financial positioning relative to peers
as of February 2023



Note: Revenue is on a trailing 12-month basis.
Market capitalization is a 60-day average ending February 1.

The only change to this peer group from the list of companies used for executive compensation market review in fiscal 2023 was the removal of Plantronics due to its acquisition by HP Inc. in August 2022.

In addition to the peer group, the Compensation Committee also reviews market data from the US Radford Survey for information technology companies with comparable revenue size to assess the competitiveness of our executive compensation programs. The Compensation Committee considers input from our management team, Company performance, individual performance and experience, and each NEO's role and/or retention and incentive objectives when making its compensation decisions.

Changes to Peer Group for Fiscal 2025

The Compensation Committee approved significant changes to the peer group during fiscal 2024 to reflect our go-forward strategy and to re-baseline the peer group from a revenue and market capitalization standpoint. The Compensation Committee generally prefers to keep the group stable and limit change over time, and while the group had initially been constructed to position Lumentum near the median from both revenue and market capitalization standpoints, Lumentum's positioning versus the group eroded over time and required a more substantial rebalancing for fiscal 2025 to ensure the Company's pay and performance outcomes were aligned versus the appropriate market on a relative basis. The Compensation Committee continues to use the peer group for the same purposes as noted above, and used the reconstituted peer group beginning with fiscal 2025 compensation decisions.

The Compensation Committee stated two primary objectives for consideration of Lumentum's initial positioning against a revised peer group:

Revenue	Market Capitalization
45-55th Percentile	40-50th Percentile

The Compensation Committee believes that the resulting fiscal 2025 peer group is representative of appropriately sized companies in the industries in which we compete for customers and for talent.

Fiscal 2024 Peer Group

Removed for Fiscal 2025

Ciena
Coherent
Entegris
IPG Photonics
MKS Instruments
OSI Systems
Semtech
Skyworks Solutions
Synaptics
Viasat
Viavi Solutions
Wolfspeed
F5
Juniper Networks
Marvell Technology
Monolithic Power Systems
National Instruments
Qorvo
Trimble

Fiscal 2025 Peer Group

Added for Fiscal 2025

Ciena
Coherent
Entegris
IPG Photonics
MKS Instruments
OSI Systems
Semtech
Skyworks Solutions
Synaptics
Viasat
Viavi Solutions
Wolfspeed
ADTRAN
Advanced Energy
Calix
Cirrus
Diodes
Extreme Networks
MaxLinear
Universal Display

FY25 financial positioning relative to peers

as of February 2024


0P
50P
100P
Revenue
36P
57P
Market Cap
22P
44P
Percentile Against FY25 Peer Group
Percentile Against FY24 Peer Group

Note: Revenue is on a trailing 12-month basis.
Market capitalization is a 60-day average ending February 1.

Fiscal 2024 Executive Compensation Program Elements

Element	Description and Purpose	Commentary
Base Salary	Base salary levels take into consideration position, qualifications, experience, prior salary level, and the base salaries of our other executive officers	• No changes have been made to base salaries since August 2023, except for promotions • In June 2023, the Compensation Committee approved a management-recommended reduction in cash compensation of 10% for Mr. Lowe, 7.5% Messrs. Ali, Retort and Reinhardt, and 5% for Ms. Hamel, described in the "Fiscal 2024 Base Salary" section below
Annual Incentive	Incentive based on achievement of near-term financial and operational objectives Aligns executives with stockholders by promoting success on revenue, operating income, and operational goals	• No changes were made to individual opportunity levels in fiscal 2024, except for promotions • 60% of fiscal 2024 annual incentive based on organic operating income (split equally between 1st and 2nd half achievement), and 40% based on full-year organic revenue • Amounts earned are subject to adjustment based on a strategic modifier; the adjustment historically has been used infrequently and when used, more often used to reduce payments • 70% of the fiscal 2024 annual incentive was granted in PSUs that would be earned based on 2nd half organic operating income and full year organic revenue, to further align annual incentives with stockholder value creation • The 25% premium for the portion of the AIP paid in PSUs in fiscal 2023 was eliminated for fiscal 2024 awards
Long-Term Incentive Plan RSUs	Time-vested RSUs are awarded to promote alignment with stockholders over time	• No changes were made to individual LTIP opportunity levels in fiscal 2024, except for promotions • 50% of annual LTIP equity awards were made in RSUs • Awards vest over 3 years – 1/3 on the first anniversary of grant and quarterly thereafter for two additional years
Long-Term Incentive Plan PSUs	Performance stock units are intended to reward our NEOs for long-term performance through aggressive financial and strategic progress objectives that we believe will create long-term stockholder value	• 50% of annual LTIP equity awards were made in PSUs • PSUs awarded for the period fiscal 2024-2026 are based on fiscal 2026 total revenue (70%) and strategic progress objectives (30%) • A portion of the total revenue PSUs can be earned each year based on meeting fiscal 2024 and fiscal 2025 interim total revenue goals; any such "banked" PSUs are not paid until the end of fiscal 2026, subject to continued employment

Mix of Pay Elements

A significant portion of our CEO and NEO compensation is variable and based on multi-year performance.



CEO	**CEO**	**NEO Average**	**Average NEO**[1]
92% of pay is variable with performance			88% of pay is variable with performance
84% of pay is based on multi-year performance			78% of pay is based on multi-year performance

CEO: PSU 42%, RSU 42%, Target Bonus 9%, Salary 7%

NEO Average: PSU 39%, RSU 39%, Target Bonus 11%, Salary 12%

■ Salary   ■ Target Bonus   ■ RSU   ■ PSU

(1) *The charts* <u>*exclude*</u> *Mr. Kim, who was not an employee at the time of the fiscal 2024 incentive decisions and* <u>*include*</u> *the impact of the temporary salary reduction that was in place for fiscal 2024.*

Performance Metrics and Target Setting

The Compensation Committee reviews and selects the performance metrics used in Lumentum's compensation programs for both the Annual Incentive Plan and the Long-Term Incentive Plan with the following key principles in mind:

- *Value creation*. The Compensation Committee selects metrics that map most directly to Lumentum's three long-term strategic and business goals and which, when targets are met and/or exceeded, should result in significant stockholder value creation. Those three goals are:
  - Maximize business and financial performance and deliver long-term value for our customers, employees and stockholders;
  - Be indispensable to our customers by designing and manufacturing innovative and market leading optical and photonic products that enable advanced optical networking and laser technologies and applications; and
  - Drive and maintain our leadership in sustainability programs in our operations and our products, and develop our human capital and leadership pipeline for future company growth.
- *Controllability*. The Compensation Committee has found that input metrics act as more effective motivators than output metrics because program participants can take actions to directly influence input metrics. Consequently, where possible, the committee selects metrics that are more directly controllable through management and/or the employee population performance.
- *Sustainable business results*. The Compensation Committee understands that as Lumentum delivers quarterly and annual results, we are also always building for the future. As result, the committee gives priority to metrics that underpin the delivery of sustainable business results for our long-term stockholders and stakeholders.

Our AIP program has a one-year performance period, whereas our LTIP program has a three-year performance period. Some metrics are more appropriate to a shorter measurement window, others to a longer window. Lumentum's AIP is a company-wide program, used to focus and incentivize performance across our entire employee base, from the factory floor to the executive team. Our performance-based LTIP is a program designed specifically for our executive level employees. Some metrics are more relevant to a broad employee population; others are more appropriate and controllable by the executive population. The Compensation Committee considers all these factors in deciding which metrics to use in which program.

The following performance metrics have been selected for use in Lumentum's fiscal 2024 AIP and fiscal 2024 LTIP programs:

1-Year AIP Metrics

Metric	Relation to Our Strategy
Adjusted Organic Operating Income 60% of fiscal 2024 AIP	The Compensation Committee believes that Adjusted Organic Operating Income (adjusted in the same manner as reporting in our earnings releases, and discounting contributions from mid-year acquisitions) is the most appropriate profitability measure through which to incent our employees and that using the non-GAAP adjusted measure is appropriate because it permits consistent period to period comparison. Profitability is a key metric because increasing profitability directly drives stockholder value creation. Rewarding profitable performance motivates an ongoing focus on ensuring we are using our financial resources wisely and effectively.
Organic Revenue 40% of fiscal 2024 AIP	The Compensation Committee believes that our ability to generate Organic Revenue directly reflects our ability to create and sell innovative products, our ability to sustain strong customer relationships and maintain customer relevance, and in most cases, the most effective path to increased return on investment. Increasing organic revenue over time is a significant driver of stockholder value. These business results are directly within the purview of a wide range of employees throughout our organization, including our executives.
Strategic Modifiers Rarely used, potential ±20% impact on fiscal 2024 AIP results	The Compensation Committee believes that relatively small movements in certain strategic measures can have significant and potentially long-lasting impacts on Lumentum's business results. For instance, variances in product quality can affect not only immediate business results, but also our brand, reputation and customer relationships. Similarly, achieving key wins with new customers can unlock revenue streams that can last for years. For fiscal 2024, we have defined company-wide Strategic Modifiers based on product quality and on new business wins.

3-Year LTIP Metrics

Metric	Relation to Our Strategy
Total Revenue 70% of fiscal 2024 LTIP PSUs	In the highly competitive markets in which Lumentum operates, and with the new and emerging product opportunities ahead of us, the Compensation Committee believes that long-term growth in Total Revenue (both organic and inorganic) is essential to sustained stockholder value creation. Larger revenue bases lead to reduced manufacturing overhead, more efficient manufacturing operations, increased R&D capacity, and ultimately more profits. Our ability to invest in and capitalize on new market opportunities like Cloud and AI is directly related to Lumentum's overall size, and to our accompanying ability to deploy financial resources, R&D expertise, and manufacturing capacity as needed. We believe that sustained, multi-year growth in Total Revenue will be a significant driver of stockholder value.
Strategic Progress Objectives 30% of fiscal 2024 LTIP PSUs	Operationalizing a sustainable growth strategy requires continuous progress in areas like innovation and new product development, sustainability, and human capital and leadership pipeline development. The Compensation Committee believes these are all areas in which executive leadership can have significant impact through application of focus and attention. Incentivizing progress in these areas involves defining and setting pass/fail goals across a range of non-financial metrics. Achievement (and, where possible, over-achievement) of these goals establishes the foundation for future business performance and long-term stockholder value creation, often in periods beyond the immediate performance period being measured.

The Compensation Committee recognizes the importance of establishing both realistic and rigorous goals that continue to motivate and retain executives. As such, the committee approves the range of goals for payout at various levels for each selected metric after thorough review, analysis and discussion with the committee's compensation consultants and executive management. In this process the Compensation Committee considers the following:

- Company's annual operating plan, as well as forecasts and multi-year plans
- Risks and opportunities summaries as inputs for appropriate goal selection for each metric
- Competitive and market share analyses

As we noted above, fiscal 2024 was another challenging year for the Company due to many factors outside of our control, including the prolonged industry-wide inventory corrections in the network equipment market that began in 2023, a continuing decline in sales to a key customer of a highly profitable product line as new competitors entered the market, and certain export control restrictions that banned sales of all products to a key customer. After extensive review and analysis of the macroeconomic conditions in the markets we serve, the external factors noted above, the Company's annual operating plan and future projections, the Compensation Committee, with input from the executive management team, determined the appropriate performance metrics and target levels for the fiscal 2024 Annual Incentive Plan and Long-Term Incentive Plan awards.

Fiscal 2024 Base Salary

BASE SALARY
Objective/Purpose: To attract and retain highly-qualified executive talent

Generally, we establish the initial base salaries of our executive officers through arm's-length negotiation at the time of hire taking into account his or her position, qualifications, experience, prior salary level, and the base salaries of our other executive officers. Thereafter, the Compensation Committee reviews the base salary of each NEO annually in light of base salary information for similar positions at companies in our compensation Peer Group and the survey data, and also considers the input from our management team as described above.

In fiscal 2024, we made no changes to base salary for our continuing named executive officers other than in connection with Mr. Yuen's promotion as described below.

On September 1, 2023, Mr. Yuen was promoted from senior vice president and general manager, telecom transmission to his current office of president, cloud and networking. In connection with this promotion, the Compensation Committee approved an increase in Mr. Yuen's base salary from $403,000 per year to $504,000 per year, a 25% increase, a change made to reflect the significant increase in Mr. Yuen's duties and responsibilities in connection with this promotion (an increase of 93% in number of employees and a significant increase in responsibility to include both the Cloud and Networking businesses, including R&D, technology office, product line management, sales, business operations).

On March 4, 2024, Jae Kim was appointed Lumentum's senior vice president, general counsel and secretary. In connection with this appointment and based on arm's length negotiations, the Compensation Committee approved an initial base salary of $450,000 for Mr. Kim.

In June 2023, the Compensation Committee approved a management-recommended six-month temporary reduction in cash compensation as part of company-wide cost reduction efforts as a reaction to the decline in our operating performance. The reduction was 10% for Mr. Lowe, a reduction of 7.5% for Messrs. Ali, Retort and Reinhardt, as well as other employees at the EVP level, a reduction of 5% for Ms. Hamel and all other employees at the SVP level, and a reduction of 2.5% for employees at the GVP and VP level. This temporary six-month reduction was extended twice more, also at management's recommendation, so that it ultimately lasted a year from July 2, 2023 through June 30, 2024. Mr. Yuen's reduction was 5% from his $403,000 salary from June 2, 2023 through September 1, 2023 and when he was promoted the reduction was increased to 7.5%, aligned with Messrs. Ali, Retort, and Reinhardt.

	Base Salary for Fiscal 2023 ($)	Approved Base Salary for Fiscal 2024 ($)	Actual Base Salary for Fiscal 2024 ($)[(1)]	% Change in Actual Salary
Alan Lowe	1,000,000	1,000,000	900,000	(10.0%)
Wajid Ali	556,000	556,000	514,300	(7.5%)
Vincent Retort	556,000	556,000	514,300	(7.5%)
Wupen Yuen	403,000	504,000	466,200	15.7%
Jae Kim	N/A	450,000	450,000	N/A
Jason Reinhardt	475,000	475,000	439,375	(7.5%)
Judy Hamel	489,000	489,000	465,550	(5.0%)

(1) *Reflects temporary reductions in cash compensation described in the paragraph preceding the table. Those reductions resulted in a year-over-year decrease in base salary for each NEO other than Mr. Yuen, whose September 1, 2023 base salary increase was larger than the amount of the reduction and Mr. Kim, who was not employed by Lumentum when these reductions were implemented.*

Fiscal 2024 Annual Incentive Plan

ANNUAL INCENTIVES

Objective/Purpose: To incent our NEOs to deliver superior financial performance and create stockholder value over a one-year period

We maintain an annual incentive plan ("AIP") that is intended to incent both our NEOs and our broader employee population to deliver superior financial performance and create stockholder value over a one-year period. Our AIP is an example of a compensation program shared between executives and other employees and in fiscal 2024, approximately 80% of Lumentum employees around the world participated in our AIP.

AIP Structure

As discussed above under the heading "Performance Metrics," the Compensation Committee approved consolidated organic revenue and adjusted organic operating income as the primary performance measures under the AIP for determining incentive amounts for our NEOs in fiscal 2024. When discussing consolidated organic revenue, the term consolidated refers to consolidation across all segments of the Company's business; when setting the goal, we considered scenarios with and without the impact of projected acquisitions to understand how our organic revenue goals related to overall revenue goals for the year, including the positive boost from the mid-year addition of inorganic revenue.

For fiscal 2024, the bonus pool under the AIP was measured

(i) 30% based on first half adjusted organic operating income, which was paid after the close of our second quarter,

(ii) 30% based on second half adjusted organic operating income, and

(iii) 40% based on full year organic revenue, which would be paid after the close of our fiscal 2024.

Our rationale for having more emphasis on operating income than revenue is to ensure that growth is achieved profitably. We also continued to use a strategic measure in the AIP for fiscal 2024 that acts as a modifier to the AIP payout. The Compensation Committee believes that focusing on specific operational objectives incentivizes achievement of key milestones that are not directly tied to near-term financial performance but are critical to potential future growth. While the Compensation Committee may adjust payouts by up to 20% in either direction for achievement of the strategic measures, we have structured these objectives to minimize any subjectivity or discretion when considering any adjustment.


Consolidated Organic Revenue 40%
Adjusted Organic Operating income (H1+H2) 60%
Strategic Modifier +/-20%
Potential Payout of 0-200%

AIP Financial Goals

Due to the significant impact of market conditions on the Company's performance in 2023, and the expected continuation of these challenges in the near-term, the Compensation Committee determined that fiscal 2024 targets for both adjusted organic operating income and consolidated organic revenue metrics would need to be lower than actual results for those metrics in fiscal 2023 in order for them to be motivational. Furthermore, our outlook for adjusted organic operating income for fiscal 2024 varied dramatically across the first half and second half of the year, based on when we expected overall demand to recover for certain market sectors we supply.

The decline in business performance in fiscal 2024 was anticipated to be severe, and we did not think our business outlook merited paying 100% of target bonus for achieving our expectations based on our business outlook. Instead, the Compensation Committee:

- used the business outlook to inform goals for payouts at 50%,
- established "stretch" goals well beyond our business outlook for 100% and 200% payout, and
- on a one-time basis for fiscal 2024, established a new threshold payment level for the adjusted organic operating income level at 25% and a new payment level at 75% for the consolidated organic revenue level.

Based on the analysis of the factors noted above, the Compensation Committee was confident that metrics and targets established for fiscal 2024 were "stretch" goals that would be difficult to attain but properly incentivize the NEOs and the full employee base throughout the year to maximize Company performance and stockholder value creation. The Compensation Committee carefully evaluated the full incentive payout scales to ensure that even though the targets reflected an anticipated down year, the achievement scales would require substantial overperformance to achieve payouts at target level and above.

In retrospect, the fiscal 2024 goals proved difficult to attain, even though they were set at levels reduced from fiscal 2023, and the result was that there was limited achievement under the performance objectives for our AIP, clearly demonstrating the alignment and commitment to the philosophy and design elements of pay and performance.

Financial Goal	Fiscal 2023 Actual ($)	Operating Income Threshold ($)	Organic Revenue Threshold ($)			Maximum ($)
		25% Payout	50% Payout	75% Payout	100% Payout	200% Payout
1st Half Adjusted Organic Operating Income 30% weight paid in cash	254.1M	9M	15M	n/a	35M	67.5M
2nd Half Adjusted Organic Operating Income 30% weight paid in equity	89.1M	73M	122M	n/a	142M	174.5M
Consolidated Organic Revenue 40% weight paid in equity	1,767M	n/a	1,537M	1,603M	1,637M	1,800M

The bonus pool created under the AIP with respect to any performance measure is based on a linear interpolation between threshold performance (25% payout for adjusted organic operating income; 50% payout for consolidated organic revenue) and each performance point in the table below, up to maximum performance (200% payout).

AIP PSU Award

70% of the fiscal 2024 AIP, comprising the 30% based on second half organic operating income and 40% based on full year organic revenue was granted as a PSU award. The number of PSUs earned would be determined when performance was certified after year-end performance. The use of shares for this portion of the award in 2024 was done to further underscore alignment with stockholders.

To determine the number of shares subject to the share-based portion of each award, the dollar value at target was divided by the volume-weighted average price for the month of July 2023.

AIP Strategic Modifier

In fiscal 2024, we also continued to use a strategic measure for the AIP that acts as a modifier to the AIP payout. The Compensation Committee believes that focusing on specific operational objectives incentivizes achievement of key milestones that are not directly tied to near-term financial performance but are critical to potential future revenue growth or operating income. While the Compensation Committee may adjust payouts by up to 20% in either direction for achievement of the strategic measures, we have structured these objectives to minimize any subjectivity or discretion when considering any adjustment.

Historically, our Compensation Committee has applied this AIP modifier conservatively. Since 2016, we applied a decrease of 10% three times (in the first and second halves of fiscal 2017, and in the first half of fiscal 2018), a decrease of 7.5% once in the first half of fiscal 2022, and an increase of 10% once (in the second half of fiscal 2020).

The strategic measures for the AIP modifier for fiscal 2024 compensation for our NEOs included the following metrics:

- Product defect correction turnaround times
- Product quality defined by yield rates
- New product development and qualification milestones; and
- Customer satisfaction ratings

Each of these strategic measures was designed to be quantitative and/or objectively measurable and was selected due to its direct connection to the delivery of future revenue and operating income. Having considered the Company's achievement of each strategic measure, as well as the Company's overall financial performance, the Compensation Committee did not apply an AIP modifier for fiscal 2024.

AIP Target Incentive Opportunities

We have designated an AIP target incentive opportunity for each of our executive officers as a percentage of the executive's annual base salary. This target incentive opportunity for a given fiscal year is multiplied by the payout percentage for that year, as determined by our Compensation Committee, to determine the amount of any AIP payment to the executive for that period.

Generally, we establish the initial AIP target incentive opportunities of our executive officers through arm's-length negotiation at the time of hire taking into account his or her position, qualifications, experience, prior salary level, and the AIP target incentive opportunities of our other executive officers at similar levels. Thereafter, our Compensation Committee reviews the AIP target incentive opportunity of each NEO annually together with the NEO's base salary in light of total target cash compensation information for similar positions and titles at companies in our compensation peer group and the survey data, and also considers the input from our management team as described above.

In fiscal 2024, we made no changes to target incentive opportunities for our continuing named executive officers other than in connection with the promotions described below. The target dollar opportunities under the fiscal 2024 AIP were determined based on the salaries of the relevant NEO without regard to the one-year reduction in base salary.

On September 1, 2023, the Compensation Committee approved compensation changes for two officers in connection with promotions. In connection with Vincent Retort's promotion to president, industrial tech and chief business officer in the Company's reorganization, the Compensation Committee approved an increase in Mr. Retort's target incentive opportunity under the AIP from 90% of annual base salary to 100% of annual base salary.

In connection with Wupen Yuen's promotion to his current office of president, cloud and networking, the Compensation Committee approved an increase in Mr. Yuen's target incentive opportunity under the AIP from 75% of annual base salary to 100% of annual base salary, a change made to reflect Mr. Yuen's significantly increased duties and responsibilities. Taken together with the 25% increase to Mr. Yuen's base salary in connection with that promotion, this resulted in a 67% increase in the dollar value of Mr. Yuen's AIP target incentive opportunity.

On March 4, 2024, Jae Kim was appointed Lumentum's senior vice president, general counsel and secretary. In connection with this appointment and based on arm's length negotiation, the Compensation Committee approved an initial AIP target incentive opportunity of 75% of annual base salary and a $300,000 sign-on incentive bonus for Mr. Kim. The sign-on incentive bonus was designed to compensate for the annual incentive opportunity that Mr. Kim forfeited by leaving his prior employer to join the Company. As negotiated at the time of his hiring, Mr. Kim's fiscal 2024 bonus was paid in cash at target for fiscal 2024 with the amount pro-rated based on his service during fiscal 2024.

	AIP Target Incentive Opportunity for Fiscal 2023 (as a percentage of base salary)	AIP Target Incentive Opportunity for Fiscal 2024 (as a percentage of base salary)	% Increase
Alan Lowe	120%	120%	0.0%
Wajid Ali	90%	90%	0.0%
Vincent Retort	90%	100%	11.1%
Wupen Yuen	75%	100%	33.3%
Jae Kim	N/A	75%	N/A
Jason Reinhardt	90%	90%	0.0%
Judy Hamel	75%	75%	0.0%

AIP Achievement

Following the end of fiscal 2024, the Compensation Committee reviewed the achievement of the performance measures under the AIP and determined that: (i) our first half adjusted organic operating income performance was at 38.3% of target, (ii) our second half adjusted organic operating income performance and our consolidated organic revenue performance were under the threshold, so no portion of the target incentive was earned for either of these metrics. As discussed previously, no AIP modifier was applied and the total fiscal 2024 AIP payouts for our NEOs were 13% as shown in the table below, all of which was paid in cash because it related to the 30% of the total target incentive that would be payable in cash.

Fiscal 2024 AIP Metric	Fiscal 2024 Actual ($)	Perf. as % of Target Required for 50% Payout (%)	Payout (%)
1st Half Adjusted Organic Operating Income 30% weight paid in cash	13.4M	89.3%	43.3%
2nd Half Adjusted Organic Operating Income 30% weight paid in shares	5.7M	4.7%	0.0%
Consolidated Organic Revenue 40% weight paid in shares	1,159.7M	75.5%	0.0%
TOTAL			**13.0%**

Fiscal 2024 Long-Term Incentive Plan

> **LONG-TERM INCENTIVES**
>
> Objective/Purpose: To promote long-term thinking and long-term value creation, drive achievement of multi-year strategic objectives, align our executives' interest with those of our stockholders, and reward sustained excellence in execution.

We use annual equity awards to deliver long-term incentive compensation opportunities to our NEOs and periodically make additional equity awards to address special situations as they may arise from time to time, such as in connection with new hires, promotions or to provide an additional retention incentive. Our long-term incentives are intended to align the interests of our NEOs with those of our stockholders. Equity awards are subject to time or performance vesting requirements to drive performance and encourage retention.

Fiscal 2024 Long-Term Incentive Structure

50% — **Performance Stock Units (PSUs)**
- 70% of PSUs vesting at the end of three years based on the achievement of annual revenue growth goals from fiscal 2024 through fiscal 2026
- 30% of PSUs vesting at the end of three years based on the achievement of strategic and sustainability goals by the end of fiscal 2026

50% — **Restricted Stock Units (RSUs)**
- RSUs vesting over three years based on continued service

In fiscal 2024, 50% of each NEO's long-term incentive award was in the form of PSUs with a three-year performance period, with the remaining 50% of each NEO's annual equity awards in the form of time-based RSUs. PSU awards related to the AIP are described above under Annual Incentive Plan and not included in this section.

Time-based RSUs are granted to our NEOs in fiscal 2024 vest 1/3 after one year and quarterly for the next two years thereafter subject to the NEO's continued service through each vesting date. The rationale for time-based RSUs is primarily retention with an alignment to stockholder interests based on equity valuation, and the vesting schedule is consistent with common industry practice in the space in which we compete.

2024 PSUs have a 3-year performance period, covering fiscal 2024-2026. The Compensation Committee believes that multi-year performance requirements are important to further enhance the link between the interests of our stockholders and our NEOs. The PSUs are designed to reward our NEOs for creation of long-term Company performance through aggressive financial and strategic progress objectives that we believe will create long-term stockholder value.

Fiscal 2024 PSU Structure

Metric and Weighting	FY 2026 Total Revenue 70%	3-Year Strategic Progress Objectives 30%
Metric Rationale	Revenue growth is the most critical financial metric in challenging markets to ensure our ability to execute our new strategy, to grow profitability, and to invest in future generations of our products. (To illustrate the Compensation Committee's responsiveness to the business environment, prior PSU cycles have included EPS as the primary metric.)	Our PSU design is one of the few in the market that has objective non-financial goals that directly link to payout scales without discretion. We believe it demonstrates our commitment to long-term responsible value creation. The objectives are in 3 categories: Product, Sustainability, and Human Capital/Leadership; these are described in more detail in the sections below.
Goal Setting	Revenue goals are based on a multi-year planning analysis that is reviewed by the full Board. Goals and resulting achievement levels are reviewed against internal plans, as growth rates from current levels, relative to expected market growth, and relative to investor community expectations to ensure their appropriateness.	The Compensation Committee worked closely with management to establish individually weighted goals that are clearly defined and quantitatively or verifiably measurable on a pass/fail basis, and not subject to qualitative judgment or discretion.
Upside / Downside	The total revenue component can be earned at up to 300% of target. The Compensation Committee established this higher earning potential to recognize the criticality of revenue growth to our financial success. If threshold revenue goals are not met, this portion is earned at 0% of target. **Aggregate PSU earning is capped at 200% of target if the sum of the two components exceeds 200%.**	The strategic progress objectives component can be earned at up to 150% of target. The Compensation Committee established this earning potential at a lower maximum due to the nature of the goals and because of our limited experience with the use of and results of performance against strategic progress objectives. If a threshold number of points are not earned, this portion is earned at 0% of target. **Aggregate PSU earning is capped at 200% of target if the sum of the two components exceeds 200%.**
Banking in Interim Years	Up to 1/3 of the target amount of Total Revenue PSUs can be "banked" in fiscal 2024 and fiscal 2025 based on revenue performance. "Banked" units will not vest until the end of year 3 when performance for the entire period is certified. The intent of this "banking" structure is to appropriately balance long-term achievement with the year-to-year variability in the business environment, especially in consideration of the recent macroeconomic conditions facing our industry. For example, if fiscal 2025 revenue exceeds a pre-established target, then 1/3 of the 2024-2026 Total Revenue PSUs is considered earned at target and will be eligible to vest with continued service through the end of the end of the PSU cycle even if the fiscal 2026 revenue goal is not met. **Note: Banking has been removed from FY2025 PSU based on stockholder feedback and a desire to decrease complexity and increase long-term focus of the PSU.**	The Three-Year Strategic Progress Objectives component cannot be banked.

Fiscal 2024 Long-Term Incentive Award Target Opportunities

The size of annual equity awards for our NEOs is determined by the Compensation Committee, taking into account each executive's role, performance, and data from our compensation peer group and compensation surveys.

	Value of Equity Awards Granted	Shares Awarded [1]
Alan Lowe	10,200,000	191,164
Wajid Ali	3,500,000	65,595
Vincent Retort	4,200,000	78,714
Wupen Yuen[2]	4,750,000	89,022
Jae Kim[3]	2,000,000	41,148
Jason Reinhardt	2,600,000	48,728
Judy Hamel	1,950,000	36,546

(1) The number of actual shares per grant award was determined using the volume-weighted average price for the month of July 2023, which was $53.3574.

(2) $1,000,000 of Mr. Yuen's award shown in the table below was granted due to his promotion, all in the form of time-based RSUs and the remaining $3,750,000 was split evenly between time-based RSUs and PSUs.

(3) The number of actual shares per grant for Mr. Kim's awards was determined using the volume-weighted average price for the month of March 2024, which was $48.6050.

Achievement and Vesting of Fiscal 2022 PSUs

In fiscal 2022, each NEO's annual equity awards included PSUs with a three-year performance period, evaluated and potentially vesting after the end of fiscal 2024. Like the fiscal 2024 PSUs, these grants are subject to attainment of goals relating to 3-year Total Revenue weighted 70% of the target opportunity, and goals relating to Strategic Progress Objectives measured over a three-year period, weighted 30% of the target opportunity. The performance period for these fiscal 2022 PSUs runs from the beginning of our fiscal 2022 to the end of our fiscal 2024. Total maximum payout for these fiscal 2022 PSUs (including both Total Revenue PSUs and Strategic Progress Objective PSUs) is 250%. Achievement on the fiscal 2022 PSUs is as follows:

Total Revenue: 0% Payout 70 % weight	Strategic Progress Objectives: 130% Payout 30 % weight	Total Payout: 39%

		Fiscal 2022 PSUs Earned		
	PSUs Awarded	Total Revenue	Strategic Progress Objectives	Total
Alan Lowe	51,615	0	20,217	20,217
Wajid Ali	19,234	0	7,500	19,234
Vincent Retort	23,626	0	9,123	9,123
Wupen Yuen[1]	0	0	0	0
Jae Kim[1]	0	0	0	0
Jason Reinhardt	14,842	0	5,787	5,787
Judy Hamel	10,904	0	4,251	4,251

(1) Neither Mr. Yuen nor Mr. Kim was employed when FY2022 PSUs were granted; therefore they were not granted any fiscal 2022 PSUs

Detail on Fiscal 2022 PSU Total Revenue Goal and Achievement (70% weighting)

The Compensation Committee determined that the Company's fiscal 2024 total revenue did not meet the threshold performance level for vesting of these PSUs.



FY2022-24 PSU Revenue Goal and Achievement
$ US millions

These PSUs also provided the opportunity for interim "banking" of a portion of the award based on total revenue performance in fiscal 2022 and fiscal 2023. In each year, the threshold level of performance for such year's interim total revenue goal was not met, and as a result no shares were banked. The resulting payout on the revenue element for the entire 3-year vesting period is 0%.

Total Revenue Metric	Payout	Fiscal 2022 ($M)	Fiscal 2023 ($M)	Fiscal 2024 ($M)
Threshold	50%	1,750	1,850	1,980
Target	100%	1,818	2,000	2,320
Exceed	200%	n/a	n/a	2,549
Maximum	300%	n/a	n/a	2,792
Actual		*1,713*	*1,767*	*1,359*
Banked		**0%**	**0%**	
Earned				**0%**

Detail on Fiscal 2022 PSU Strategic Progress Objectives Achievement (30% weighting)

The fiscal 2022 PSU Strategic Progress Objectives contain objective non-financial goals that directly link to payout scales without discretion, and we believe it demonstrates our commitment to long-term responsible value creation. The objectives are in 3 categories: Product, Sustainability, and Human Capital/Leadership, are individually weighted, and are individually evaluated on a pass/fail basis.

In the Sustainability section, our goal was to reduce Greenhouse Gas Intensity by 25% from a baseline relative to fiscal 2021. We significantly exceeded this goal (see our forthcoming 2024 Sustainability Report for more information).

We have set a number of Product goals related to each of our Cloud and Networking Platform and Industrial Tech Platform segments. Because these Product goals related to multi-year business goals that may still be in progress, it would be harmful to disclose most of these goals because their disclosure would give our competitors insight into our long-term product strategy and our timeline for introducing new products. Each of these Product goals was met or exceeded in the course of this three-year performance period. Our Human Capital/Leadership goals related to our workforce composition contain competitively sensitive information on goals that we do not generally disclose publicly.

In the interests of stockholder transparency, however, we think it is worthwhile to disclose example goals in each of the Product and Human Capital/Leadership sections. In the Product category, one goal was to release our 6 kW Single Module Fiber Laser product to initial production manufacturing by the end of fiscal 2023. As a result of passing this goal, our 6 kW Single Module Fiber Laser product is currently in market and shipping. Finally, in the Human Capital / Leadership section, one goal was to increase the percentage of women in senior leadership positions at Lumentum to 23.19%, and we exceeded this goal.

The Compensation Committee determined that achievement against the strategic progress objectives resulted in 90 of the maximum 100 possible points being earned. The resulting payout on this element was 130% of target.

FY2022-24 PSU Strategic Progress Objectives Achievement


Earned
90 Points
50%
100%
130%
300%
Threshold
50 points
Target
75 points
Maximum
100 points

Product
48 Points Possible
48 Points Achieved

Sustainability
12 Points Possible
12 Points Achieved

Human Capital/Leadership
40 Points Possible
30 Points Achieved

The fiscal 2022 LTIP was the first cycle to include Strategic Progress Objectives. The Compensation Committee is continuing to learn what objectives are most effective to include as Strategic Progress Objectives, how to set appropriately rigorous goals, and how to balance this component vs. other metrics. For the fiscal 2025 LTIP PSUs, we have reduced the weighting of the Strategic Progress Objectives component from 30% to 25% to allow us to include a metric related to relative total stockholder return based on feedback we heard from our stockholder outreach.

Fiscal 2023 and 2024 Performance-Based Long-Term Incentive Plans

No Units Banked in Fiscal 2024

The PSUs granted as part of the fiscal 2023 and fiscal 2024 LTIP programs are currently in the middle of their performance measurement periods, with achievement and vesting at the end of fiscal 2025 and 2026, respectively. Both of these PSU programs provide the "banking" opportunity described in the section above based on fiscal 2024 total revenue achievement. This means that in addition to the threshold, target, exceed and maximum goals for the end of the three-year period, threshold and target goals for total revenue are set for "banking" purposes at the beginning of the three-year performance period for each of the first two years of the performance period. Achievement against these mid-cycle total revenue goals is evaluated for potential "banking" during the performance period.

Fiscal 2024 total revenue thresholds were not attained for either of these two in-cycle PSU awards. As a result, no shares were "banked" in fiscal 2024 for payout at the end of the performance period, as shown below:

Fiscal 2023 PSUs Total Revenue Metric[1]	Payout	Fiscal 2023 ($M)	Fiscal 2024 ($M)
Threshold	50%	1,820	1,934
Target	100%	2,150	2,295
Actual		*1,767*	*1,359*
Banked		**0%**	**0%**

Fiscal 2024 PSUs Total Revenue Metric[1]	Payout	Fiscal 2024 ($M)
Threshold	50%	1,400
Target	100%	1,550
Actual		*1,359*
Banked		**0%**

(1) *Complete disclosure of achievement against performance goals, including Exceed and Max goals for each three-year performance period, will be provided at the end of each performance period.*

Note that banking has been removed for PSU cycles beginning with fiscal 2025, so the final period where shares may be banked will be for the fiscal 2024 PSUs based on fiscal 2025 achievement.

Historical Chief Executive Officer Compensation

During the extensive stockholder outreach in fiscal 2024, some stockholders raised questions regarding the alignment of the Company's performance and CEO compensation. The Compensation Committee believes our compensation programs are responsive to both operational performance and stock price, even though such positive or negative impact may be delayed due to the nature of the multi-year overlapping compensation program cycles. To illustrate, the section below outlines detail on the relationship between CEO pay and performance over time. In designing Mr. Lowe's compensation packages in the last five years, our Board and Compensation Committee sought to deliver market-competitive compensation commensurate with Mr. Lowe's capabilities and experience, and reflective of the considerable effort of leading the Company through numerous strategic and operational challenges.

The charts below illustrate the Mr. Lowe's pay and Company payouts over the past five years. Mr. Lowe's target total compensation was unchanged from fiscal 2023 to fiscal 2025. Meanwhile, Mr. Lowe's total realized compensation decreased year-over-year beginning in fiscal 2022, driven by the Company's stock performance and by the outcomes of the Company's AIP and LTIP programs. The realized compensation over the five-year period shown was also impacted by changes in the vesting schedule of the Company's PSUs as the program transitioned from a one-year to a three-year program between 2019 and 2022.



1. CEO Target Compensation Awarded



2. CEO Realized Compensation

Realized Compensation for each fiscal year includes:

Actual salary earned
+ actual annual incentive earned
+ value at vesting of RSUs vested during the FY
+ value at vesting of PSUs earned during the FY.

RSUs and PSUs that vest during the year were awarded in prior years.

Refer to table for Fiscal 2024 realized pay detail



3. AIP Outcomes



4. LTIP Outcomes

Fiscal 2024 Realized Compensation Calculations ($000s)

Pay Element	Realized Pay
Salary	$ 900
AIP Cash	$ 156
AIP PSU	$ 0
RSU	$ 2,845
PSU	$ 952
TOTAL	**$ 4,854**

Vest Cycle	Performance Period	Vesting Schedule
FY2018-FY2020	1-year	1-year cliff; quarterly thereafter
FY2019-FY2021	1-year	1-year cliff; quarterly thereafter
FY2020-FY2022	67% 1-year Revenue 33% 3-year EPS with banking	1-year cliff; quarterly thereafter 3-year cliff
FY2021-FY2023	67% 1-year Strategic Metrics with 1-year Gross Margin Modifier 33% 3-year EPS with banking	1-year cliff; quarterly thereafter 3-year cliff
FY2022-FY2024	70% 3-year Revenue with banking 30% Strategic Metrics	3-year cliff

(1)   Lumentum's AIP payouts have declined significantly over the past 5 years

(2)   Lumentum's PSU cycles have typically trended downward, except for FY2021-FY2023 PSU cycle which included two 'banked' portions of the award

Other Items

Stock Ownership Guidelines

Our stock ownership guidelines require all executive officers and directors to maintain a significant equity investment in Lumentum based upon a multiple of his or her base salary or annual cash retainer, respectively. The ownership requirement for non-employee directors was changed from 3x to 5x of annual cash retainer in February 2022.

Title	Ownership Requirement
CEO	5x base salary
All Other Executive Officers	2x base salary
Directors	5x annual cash retainer

Shares owned outright, unvested and vested restricted stock and restricted stock units, and any stock options exercisable within 60 days count toward the ownership requirements. These ownership levels must be attained within five years from the later of the date that changes to the guidelines were approved if serving as a non-employee director at the time of approval or the date of initial election or appointment to the board of directors, or within five years following appointment in the case of an executive officer. All directors and executive officers were in compliance or on track to achieve compliance with the guidelines based on the Compensation Committee's review.

Post-Employment Compensation

Our NEOs are provided certain protections in the event of their termination of employment under specified circumstances, including following a change in control of the Company. We believe that these protections serve our retention objectives by helping our NEOs maintain continued focus and dedication on their responsibilities to maximize stockholder value, including in the event of a transaction that could result in a change in control of the Company. For detail on these protections, see "Employment Agreement with Mr. Lowe" and "2015 Change in Control and Severance Benefits Plan, as amended" sections below.

Hedging and Pledging Policy

In addition to forbidding the trading of securities (of Lumentum or otherwise) on material nonpublic information, our insider trading policy strictly prohibits hedging or pledging of our securities, as well as engaging in any other derivative securities transaction, using our securities as collateral for loans, and holding our securities in margin accounts.

Clawback Policy

In November 2023, the Compensation Committee adopted a compensation recovery ("clawback") policy in compliance with securities exchange and SEC requirements. Consistent with the requirements, for compensation received after October 2, 2023 and during the applicable covered period (which generally includes the three completed fiscal years prior to the restatement date), the clawback policy requires the company to recover excess incentive-based compensation from current and former executives that is granted, earned or vested based upon the attainment of a financial reporting measure in the event of an accounting restatement due to material non-compliance with any financial reporting requirement under U.S. securities laws that was in excess of what would have been received had the incentive-based compensation been determined based on the restated amounts.

Federal Income Tax Consequences

Internal Revenue Code Section 162(m) limits the deductibility of compensation paid by most publicly held companies to certain of their executive officers and other covered employees to $1,000,000 per year. While the Compensation Committee considers the deductibility of compensation as a factor in making compensation decisions, the Compensation Committee retains the flexibility to provide compensation that is consistent with our goals for our executive compensation program even if such compensation is not fully tax deductible. The Compensation Committee may make decisions that result in compensation expense that is not fully deductible when it believes that such payments are appropriate to attract, retain or motivate executive talent.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the CD&A section with management. Based on its review and discussions with management, the Compensation Committee recommended to our board of directors that the CD&A be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended June 29, 2024.

The Compensation Committee:

Ian S. Small (Chair)
Isaac H. Harris
Brian J. Lillie

Summary Compensation Table

The following table provides certain summary information concerning the compensation awarded to, earned by, or paid to each of our NEOs for the fiscal year ended June 29, 2024 and, to the extent required under the SEC executive compensation rules, the fiscal years ended July 1, 2023 and July 2, 2022.

Name and Principal Position	Year	Salary ($)[1]	Bonus	Stock Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Alan Lowe President and Chief Executive Officer	2024	903,846		11,003,208	155,988	14,024	12,077,066
	2023	980,769		12,528,619	382,320	14,024	13,905,732
	2022	880,769		8,901,523	1,006,452	5,000	10,793,744
Wajid Ali Executive Vice President, Chief Financial Officer	2024	515,904		3,837,416	65,047	4,122	4,422,489
	2023	549,077		4,385,372	159,427	3,666	5,097,242
	2022	516,154		3,317,096	436,129	—	4,269,379
Vincent Retort President, Industrial Tech and Chief Business Officer	2024	515,904		4,573,905	69,852	23,981	5,183,642
	2023	549,077		5,164,915	159,427	19,478	5,892,897
	2022	516,067		4,074,540	436,129	5,000	5,031,736
Wupen Yuen President, Cloud & Networking	2024	449,433		5,085,816	60,025	13,069	5,608,344
Jae Kim [5] Senior Vice President, General Counsel and Secretary	2024	130,530	228,750	1,720,398	—	3,491	2,083,169
Jason Reinhardt Former Executive Vice President, General Manager of Imaging and Sensing	2024	440,745		2,889,588	55,571	8,666	3,394,571
	2023	470,577		3,312,032	136,202	8,210	3,927,020
	2022	450,250		2,559,651	377,653	5,000	3,392,554
Judy Hamel Former Senior Vice President, General Counsel and Secretary	2024	465,490		2,199,365	47,674	11,288	2,723,818
	2023	482,846		2,528,936	116,847	11,307	3,139,936
	2022	450,654		1,880,504	319,409	5,000	2,655,567

(1) Actual salary earned during fiscals 2024, 2023, or 2022, as applicable.

(2) Amounts shown do not reflect compensation actually received by the NEO. Instead, the amounts shown are the grant date fair value in the period presented as determined pursuant to FASB ASC Topic 718 which fair value is based on the closing market price of our common stock on the date of grant for RSUs, RSAs and PSUs. The amounts shown include PSU awards which are calculated based on achievement at target as follows: for fiscal 2024 PSUs including AIP PSU awards, $5,920,157 (Mr. Lowe), $2,093,218 (Mr. Ali), $2,480,900 (Mr. Retort), $2,220,371 (Mr. Yuen), $860,199 (Mr. Kim), $1,593,911 (Mr. Reinhardt), and $1,227,607 (Ms. Hamel);; for fiscal 2023 PSUs, $6,848,898 (Mr. Lowe), $2,436,470 (Mr. Ali), $2,826,195 (Mr. Retort), $1,864,270 (Mr. Reinhardt), $1,443,115 (Ms. Hamel); and for fiscal 2022 PSUs, $4,429,599 (Mr. Lowe), $1,650,662 (Mr. Ali), $2,027,583 (Mr. Retort), $1,273,740 (Mr. Reinhardt), $935,781 (Ms. Hamel). Assuming the highest level of performance is achieved under the applicable performance measures for 2024 PSUs, the maximum possible value of the PSUs using the fair value of our common stock on the date that such awards were granted for accounting purposes is: for fiscal 2024 PSUs, including AIP PSU awards, $11,003,155 (Mr. Lowe), $2,093,218 (Mr. Ali), $2,480,900 (Mr. Retort), $2,220,371 (Mr. Yuen), $860,199 (Mr. Kim, $1,593,911 (Mr. Reinhardt), $1,227,607 (Ms. Hamel); for fiscal 2023 PSUs, $16,537,611 (Mr. Lowe), $5,847,390 (Mr. Ali), $6,821,705 (Mr. Retort), $4,452,421 (Mr. Reinhardt), and $3,429,140 (Ms. Hamel); and for fiscal 2022 PSUs, $11,073,998 (Mr. Lowe), $4,126,655 (Mr. Ali), $5,068,958 (Mr. Retort), $3,184,351 (Mr. Reinhardt), and $2,339,453 (Ms. Hamel).

(3) Non-Equity Incentive Plan Compensation for fiscals 2024, 2023, or 2022 was paid pursuant to the Lumentum Annual Incentive Plan ("AIP"). Except for Mr. Kim, for fiscal 2024, the Non-Equity Incentive Plan Compensation reflects the cash payout for the first half of Fiscal 2024. The second half payout for fiscal 2024 was paid in PSUs and the grant date fair value of such PSUs is reflected in the Stock Award column assuming achievement at target. Pursuant to Mr. Kim's offer letter, his bonus under the AIP was paid in cash at target for discal year 2024 with the amount pro-rated based on his service during fiscal year 2024. See "Fiscal 2024 Annual Incentive Plan" for an additional discussion.

(4) All amounts represent 401(k) matching, imputed income for group term life insurance and HSA employer matching contributions by Lumentum. In fiscal 2024, All Other Compensation for Mr. Retort included $18,981 of imputed income for group term life insurance and All Other Compensation for Mr. Yuen included $2,989 of imputed income for group term life insurance.

(5) Mr. Kim joined the Company in March 2024. The amount in the "Bonus" column represents the prorated amount of (i) a $300,000 sign-on incentive bonus designed to compensate Mr. Kim for the annual incentive opportunity forfeited by leaving his prior employer and (ii) a guaranteed cash bonus under the AIP equal to 75% of annual base salary, all of which were negotiated at the time of Mr. Kim's hiring.

2024 Grants of Plan-Based Awards Table

The following table sets forth information with respect to plan-based compensation in fiscal 2024 to each NEO, including cash incentive opportunities for 1H fiscal 2024 under the AIP and equity in the form of RSUs and PSUs, including PSU awards for 2H fiscal 2024 under the AIP. The terms of the AIP opportunities are described in "Compensation Discussion and Analysis – Annual Incentive Plan," and the material terms of the equity awards are described in "Compensation Discussion and Analysis – Equity Incentive Awards". See "Compensation Discussion and Analysis" for a description of the material factors necessary to an understanding of the information disclosed below.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [2]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)[1]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Alan Lowe	N/A	90,000	360,000	720,000					
	8/23/2023				47,791	95,581	191,162		5,082,998
	8/23/2023							95,582	5,083,051
	8/23/2023[3]				7,871	15,742	31,484		837,160
Wajid Ali	N/A	37,530	150,120	300,240					
	8/23/2023				16,399	32,797	65,594		1,744,144
	8/23/2023							32,798	1,744,198
	8/23/2023[3]				3,282	6,564	13,128		349,074
Vince Retort	N/A	40,302	161,209	233,419					
	8/23/2023				19,679	39,357	78,714		2,093,005
	8/23/2023							39,357	2,093,005
	8/23/2023[3]				3,647	7,294	14,588		387,895
Wupen Yuen	N/A	34,633	138,531	277,062					351,626
	8/23/2023				17,570	35,140	70,280		1,868,745
	8/23/2023							35,140	1,868,745
	8/23/2023[3]				3,306	6,612	13,224		351,626
	8/23/2023[4]							18,742	996,700
Jae Kim	4/15/2024				10,287	20,574	41,148		860,199
	4/15/2024							20,574	860,199
Jason Reinhardt	N/A	32,063	128,250	256,500					
	8/23/2023				12,182	24,364	48,728		1,295,678
	8/23/2023							24,364	1,295,678
	8/23/2023[3]				2,804	5,608	11,216		298,233
Judy Hamel	N/A	27,506	110,025	220,050					
	8/23/2023				9,137	18,273	36,546		971,758
	8/23/2023							18,273	971,758
	8/23/2023[3]				2,405.5	4,811	9,622		255,849

(1) Reflects grant date fair value of awards at target computed in accordance with FASB ASC Topic 718. Assumptions underlying the valuations are set forth in footnote 2 to the Summary Compensation Table above. These amounts do not correspond to the actual value that may be realized by the NEOs.

(2) Reflects the cash portion of the AIP for 1H fiscal 2024 at threshold of 25%, target at 100% and maximum of 200%.

(3) Reflects AIP PSUs for 2H fiscal 2024 at threshold of 50%, target at 100% and maximum of 200%.

(4) Reflects a grant to Mr. Yuen in connection with his promotion to President, Cloud & Networking.

Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information regarding outstanding equity awards and applicable market values at the end of fiscal 2024.

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Alan Lowe	08/31/2021	4,301	219,007		
	09/10/2021			51,615(3)	2,628,236
	08/24/2022	25,979	1,322,851		
	08/24/2022			62,345(4)	3,174,607
	08/23/2023			15,742(5)	801,583
	08/23/2023	95,582	4,867,035		
	08/23/2023			95,581(6)	4,866,985
Wajid Ali	08/31/2021	1,602	81,574		
	09/10/2021			19,234(3)	979,395
	08/24/2022	8,915	453,952		
	08/24/2022			21,393(4)	1,089,332
	08/23/2023			6,564(5)	334,239
	08/23/2023	32,798	1,670,074		
	08/23/2023			32,797(6)	1,670,023
Vince Retort	8/31/2021	1,968	100,211		
	9/10/2021			23,626(3)	1,203,036
	8/24/2022	10,698	544,742		
	8/24/2022			25,671(4)	1,307,167
	8/23/2023			7,294(5)	371,410
	8/23/2023	39,357	2,004,058		
	8/23/2023			39,357(6)	2,004,058
Wupen Yuen	8/03/2022	842	42,875		
	8/03/2022	2,466	125,569		
	8/03/2022			1,410	71,797
	8/23/2022	2,548	129,744		
	8/24/2022			6,112(4)	311,223
	8/23/2023			6,612(5)	336,683
	8/23/2023	35,140	1,789,329		
	8/23/2023	18,742	954,343		
	8/23/2023			35,140(6)	1,789,329
Jae Kim	4/15/2024	20,574	1,047,628		
	4/15/2024			20,574(6)	1,047,628
Jason Reinhardt	8/31/2021	1,236	62,937		
	9/10/2021			14,842(3)	755,755
	8/24/2022	6,623	337,243		
	8/24/2022			15,892(4)	809,221
	8/23/2023			5,608(5)	285,559
	8/23/2023			24,364(6)	1,240,615
	8/23/2023	24,364	1,240,615		

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Judy Hamel	8/31/2021	908	46,236		
	9/10/2021			10,904[3]	555,232
	8/24/2022	4,967	252,920		
	8/24/2022		257,668	11,919[4]	606,916
	8/23/2023			4,811[5]	244,976
	8/23/2023			18,273[6]	930,461
	8/23/2023	18,273	930,461		

(1) Time-based RSUs that vest 1/3 of the awarded units on the first anniversary of the grant date and the remainder of the units in equal quarterly installments for two years thereafter.

(2) Amounts reflecting market value of RSUs and PSUs are based on the price of $50.92 per share, which was the closing price of our common stock as reported on NASDAQ on June 28, 2024, the last trading day of our most recent fiscal year. The PSUs are calculated based on achievement at 100% of target for any performance periods not yet completed.

(3) PSUs that vest based on the Company's performance in fiscals 2022, 2023 and 2024 and cumulative performance for fiscals 2022, 2023 and 2024, in each case relative to EPS targets and strategic objectives set by the Compensation Committee. The PSU share amounts and values in the table above are based on achievement at targets. These PSUs vest, once achievement is determined, on the third anniversary of the grant date.

(4) PSUs that vest based upon the Company's performance in fiscals 2023, 2024 and 2025 and cumulative performance for fiscals 2023, 2024 and 2025, in each case relative to revenue targets and strategic objectives set by the Compensation Committee. The PSU share amounts and values in the table above are based on achievement at target. These PSUs vest, once achievement is determined, on the third anniversary of the grant date.

(5) PSUs that vest based upon the Company's performance in fiscal 2024 for full year organic revenue and second half adjusted organic operating income targets under the Annual Incentive Plan. The PSU share amounts and values in the table above are based on target achievement. No shares were earned or vested based on failure to achieve performance targets.

(6) PSUs that vest based upon the Company's performance in fiscals 2024, 2025 and 2026 and cumulative performance for fiscals 2024, 2025 and 2026, in each case relative to revenue targets and strategic objectives set by the Compensation Committee. The PSU share amounts and values in the table above are based on achievement at target. These PSUs vest, once achievement is determined, on the third anniversary of the grant date.

Stock Vested in 2024

The following table sets forth information on vesting of equity awards during fiscal 2024 for each NEO. The table includes: (i) the number of shares received from the vesting of RSUs and PSUs and (ii) the aggregate dollar value realized upon the vesting of such RSUs and PSUs.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Alan Lowe	76,913	3,797,684
Wajid Ali	27,452	1,355,648
Vincent Retort	32,961	1,626,531
Wupen Yuen	9,244	471,698
Jae Kim	--	--
Jason Reinhardt	20,649	1,019,906
Judy Hamel	15,217	752,121

(1) Represents the amounts realized based on the product of the number of shares acquired and the closing price of our common stock on Nasdaq on the vesting date.

CEO Pay Ratio

Our CEO pay ratio is calculated in accordance with Item 402(u) of Regulation S-K and provides a reasonable estimate of the ratio of our CEO's annual total compensation to the median of the annual total compensation of all employees other than the CEO.

CEO annual total compensation as reported in Summary Compensation Table:	$ 12,077,066
Median employee annual total compensation:	$ 20,018
Ratio of our CEO to median employee:	603 to 1

We used the methodology, assumptions and estimates described below to determine the annual total compensation of the "median employee":

- We identified the median employee by reviewing the fiscal 2024 salary (or wages plus overtime and other compensation components, as applicable) and annual cash bonus paid to all employees worldwide as of July 1, 2024;
- We included employees working on a full-time and part-time basis, which includes employees integrated from recent acquisitions;
- We annualized the base salary, but not the cash incentive paid for the fiscal year, for any full-time employees who were hired in fiscal 2024 but did not work for us for the entire fiscal year;
- Cost of living adjustments were not applied;
- For employees not paid in U.S. dollars, we applied a local currency-to-U.S. dollar exchange rate from Bloomberg on the last business day of the fiscal year; and
- Annual total compensation for the median employee was then calculated using the same methodology we use for calculating CEO pay as outlined in the Summary Compensation Table.

Pay Versus Performance

Summary Compensation Table, the "compensation actually paid" to our PEO (Alan Lowe, Chief Executive Officer since 2015) and on an average basis, our other NEOs (in each case, as determined under SEC rules), our TSR, our prior peer group TSR (NASDAQ 100 Technology Sector Index), our peer group TSR (S&P Telecom Select Industry Index), our net income, and revenue.

Fiscal Year	Summary Compensation Table Total for PEO[1]	Compensation Actually Paid to PEO[2]	Average Summary Compensation Table Total for non-PEO NEOs[3]	Average Compensation Table Total for non-PEO NEOs[2]	Total Shareholder Return[4]	Prior Peer Group Total Shareholder Return[4]	Peer Group Total Shareholder Return[4]	Net Income (Loss) ($M)[5]	Revenue ($M)[6]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
2024	$12,077,066	$9,284,053	$3,864,547	$3,201,388	$66.89	$186.44	$121.02	($546.5)	$1,359.2
2023	$13,905,732	$6,157,896	$4,514,349	$2,014,899	$74.52	$139.07	$119.47	($131.6)	$1,767.0
2022	$10,793,744	$10,940,691	$3,837,309	$3,910,681	$102.22	$108.03	$119.35	$198.9	$1,712.6
2021	$10,299,689	$12,146,329	$3,551,321	$4,214,728	$109.64	$149.90	$153.25	$397.3	$1,742.8

(1) The dollar amounts reported in column (b) are the amounts of total compensation reported for PEO (Lowe) for each corresponding year in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation – Executive Compensation Tables – Summary Compensation Table."

(2) The dollar amounts reported in column (c) and (e) represent the amount of "compensation actually paid" (otherwise known as CAP), as computed in accordance with SEC rules. "Compensation actually paid" does not necessarily represent cash and/or equity value transferred to the applicable NEO without restriction, but rather is a value calculated under applicable SEC rules. We do not have a defined benefit plan so no adjustment for pension benefits is included in the table below. Similarly, no adjustment is made for dividends as dividends are factored into the fair value of the award.

The following table details these adjustments for each fiscal year for our PEO and for our non-PEO NEOs on average:

Fiscal Year		Summary Compensation Table Total (a)	Subtract Grant Date Fair Value of Stock Awards (b)	Add Fair Value at Fiscal Year-end of Outstanding and Unvested Options Awards and Stock Awards Granted in Fiscal Year (a)	Adjust for Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years (b)	Adjust for Change in Fair Value of Outstanding Option Awards and Stock Awards Granted in Prior Fiscal Years for Which Applicable Vesting Conditions Were Satisfied During Fiscal Year (c)	Subtract Fair Value of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years that Failed to Meet Applicable Vesting Conditions During Fiscal Year (c)	CAP (c)
2024	PEO	$12,077,066	($11,003,208)	$9,734,020	($496,704)	$0	($1,027,121)	$9,284,053
	Non-PEO NEOs	$3,864,547	($3,384,415)	$3,053,104	($112,027)	$0	($219,821)	$3,201,388
2023	PEO	$13,905,732	($12,528,619)	$7,293,688	($4,368,577)	$1,855,672	$0	$6,157,896
	Non-PEO NEOs	$4,514,349	($3,847,814)	$2,206,098	($1,430,875)	$573,141	$0	$2,014,899
2022	PEO	$10,793,744	($8,901,523)	$8,033,359	($132,894)	$1,148,005	$0	$10,940,691
	Non-PEO NEOs	$3,837,309	($2,957,948)	$2,669,459	($44,163)	$406,023	$0	$3,910,681
2021	PEO	$10,299,689	($8,565,127)	$8,245,083	$1,274,229	$892,454	$0	$12,146,329
	Non-PEO NEOs	$3,551,321	($2,655,195)	$2,558,147	$446,044	$314,411	$0	$4,214,728

(a) The dollar amounts reported in the Summary Compensation Table for the applicable year.

(b) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" column in the Summary Compensation Table for the applicable year.

(i-v) The recalculated value of equity awards for each applicable year includes the addition (or subtraction, as applicable) of the following:

(i) Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year;

(ii) Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years from the end of the prior Fiscal Year to the end of the current Fiscal Year;

(iii) Change in Fair Value as of Vesting Date (compared to prior Fiscal Year End) of Option Awards and Stock Awards Granted in the Current Year and Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year;

(iv) Fair Value at Vesting Date of Option Awards and Stock Awards Granted in Fiscal Year;

(v) Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year.

(c) "Compensation Actually Paid" does not necessarily represent cash and/or equity value transferred to the applicable NEO without restriction, but rather is a value calculated under applicable SEC rules

(3) The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's non-PEO NEOs as a group in the "Total" column of the Summary Compensation Table in each applicable year.

The names of each of the non-PEO NEOs in each applicable year are as follows:

2024	Wajid Ali, Vincent Retort, Jason Reinhardt, Judy Hamel, Wupen Yuen, and Jae Kim
2023	Wajid Ali, Vincent Retort, Jason Reinhardt, and Judy Hamel
2022	Wajid Ali, Vincent Retort, Jason Reinhardt, and Judy Hamel
2021	Wajid Ali, Vincent Retort, Jason Reinhardt, and Judy Hamel

(4) TSR determined in Column (f) is based on the value of an initial fixed investment of $100 in LITE as of June 28, 2020. TSR determined in Column (g) is based on the value of an initial fixed investment of $100 in the NASDAQ 100 Technology Sector Index as of June 28, 2020. TSR determined in Column (h) is based on the value of an initial fixed investment of $100 in the S&P Telecom Select Industry Index as of June 28, 2020.

(5) The dollar amounts in Column (i) are LITE's GAAP Net Income for each fiscal year (in millions).

(6) We selected Revenue as our Company Selected Measure, which is the most important financial measure that links company performance with Compensation Actually Paid. Dollar amounts in Column (j) are our GAAP Revenue for each fiscal year (in millions).

Relationship Between Compensation Actually Paid and Performance Measures

The graphs below illustrate the relationship between compensation actually paid to our PEO and the average of the compensation actually paid to our remaining NEOs, with (i) our cumulative TSR, prior Peer Group TSR, and Peer Group TSR, (ii) our net income, and (iii) our Revenue, in each case, for the fiscal years 2021 through 2024.

TSR amounts reported in the graph assume an initial fixed investment of $100, and that all dividends, if any, were reinvested.







Performance Measures

A mix of performance measures are used in order to align executive pay with Company performance. As required by SEC rules, the performance measures identified as the most important for NEOs' 2024 compensation decisions are listed in the table below, each of which is described in more detail in the CD&A.

Most Important Performance Measures Driving Compensation Actually Paid

Revenue
Operating Income
Strategic Progress Objectives

Pension Benefits

Aside from our 401(k) Plan, we do not maintain any pension plan or retirement arrangement under which our NEOs are entitled to participate or receive post-retirement benefits.

Non-Qualified Deferred Compensation

We do not maintain any non-qualified deferred compensation plans or arrangements under which our NEOs are entitled to participate.

Employment Agreement with Mr. Lowe

Lumentum entered into an employment agreement with Alan Lowe in August 2015, which was amended and restated in September 2021. The amended employment agreement has a term of three years from September 1, 2021 and automatically renews for one year terms unless either party provides written notice of non-renewal at least 90 days prior to the end of the term. The employment agreement generally provides Mr. Lowe an annual base salary, an annual target bonus, and equity awards. The amended agreement makes Mr. Lowe eligible to participate in the employee benefit plans maintained by Lumentum or its subsidiary, Lumentum Operations LLC (the "LLC"), and generally applicable to the senior executives of the Company. The employment agreement also provides Mr. Lowe lump sum cash payments and vesting acceleration of outstanding Lumentum equity awards under certain terminations of his employment. For additional information concerning Mr. Lowe's change of control benefits, see "Potential Payments Upon a Termination or Change in Control".

CEO Change in Control and Termination Benefits

If Mr. Lowe's employment is terminated without "cause," he resigns for "good reason," (each as defined in his employment agreement) or his employment terminates due to death or disability, during a period between a potential change in control date and ending 18 months following the consummation of a change in control (the "Coverage Period"), Mr. Lowe will receive from the Company (subject to Mr. Lowe signing and not revoking a release of claims with Lumentum and the LLC that becomes effective in accordance with the agreement):

A. a lump sum cash payment of 200% of his base salary for the year in which his employment is terminated plus 200% of the greater of his target annual bonus for the year in which his employment terminated or the mean average of his annual bonuses paid in the 3 years preceding the year in which his employment was terminated;

B. vesting acceleration of 100% of Mr. Lowe's outstanding Lumentum equity awards (including accelerated vesting of any performance-based awards at actual achievement for completed performance periods and at 100% of the target achievement level for uncompleted performance periods) (effective the later of the date of termination or the date of the consummation of the change in control); and

C. a lump sum cash payment of 24 multiplied by the monthly health insurance continuation premiums for the health, dental, and vision insurance options in which Mr. Lowe and his eligible dependents are enrolled on the termination date.

If Mr. Lowe's employment is terminated without "cause," or he resigns for "good reason", in either case, outside the Coverage Period, he will receive (subject to Mr. Lowe signing and not revoking a release of claims with Lumentum and the LLC that becomes effective in accordance with the agreement):

A. a lump sum cash payment equal to 200% of his base salary for the year in which his employment is terminated and 200% of the greater of his target annual bonus for the year of termination or the average of annual bonus paid in the 3 years preceding the year of termination;

B. acceleration of Mr. Lowe's outstanding time-based Lumentum equity awards such that Mr. Lowe will be vested in the number of Lumentum time-based equity awards that Mr. Lowe would have been vested in had Mr. Lowe remained continuously employed for an additional 12 months following the termination date, and acceleration of performance-based equity awards as follows:

  a. if Mr. Lowe's termination date occurs before the end of the applicable performance period that relates to a portion of a performance-based equity award, then acceleration of vesting is the product of (i) the target number of units or shares subject to such portion of the performance-based equity award, as applicable, multiplied by (ii) the quotient derived from the number of full months that Mr. Lowe remained in continuous service from the beginning of the performance period through termination date, over the total months from the beginning of the performance period through the end of the applicable vesting period for such portion, plus

C. if Mr. Lowe's termination date occurs on or after the end of the applicable performance period that relates to a portion of a performance-based equity award, then acceleration of vesting is the number of units or shares subject to such portion of the performance-based equity award, as applicable, which have been earned, but not yet vested as of the termination date (or in the event that the determination of the achievement for such completed performance period has not yet been approved by the compensation committee as of the termination date, then the number of units or shares subject to such earned award that will be earned as of the date the compensation committee determines the achievement of the performance objective for such performance period); and

D. a lump sum cash payment equal to 18 multiplied by the monthly health insurance continuation premiums for the health, dental, and vision insurance options in which Mr. Lowe and his eligible dependents are enrolled on the termination date.

If Mr. Lowe's employment is terminated due to his death or disability outside the Coverage Period (subject to Mr. Lowe (or his successor) signing and not revoking a release of claims with Lumentum and the LLC that becomes effective in accordance with the agreement):

A. vesting acceleration of 100% of Mr. Lowe's outstanding Lumentum equity awards (including accelerated vesting of any performance-based awards at actual achievement for which the applicable performance period has been completed, or at 100% of the target achievement level for performance periods that are not completed).

2015 Change in Control and Severance Benefits Plan, as amended

In April 2015, the board of directors of Viavi approved the Lumentum 2015 Change in Control and Severance Benefits Plan (the "Lumentum CIC Plan"), which was last amended by the Lumentum Compensation Committee in September 2021. Pursuant to the plan, eligible executives, including the NEOs (except for the CEO), will receive cash payments, COBRA reimbursements, and accelerated vesting of options, restricted stock units and other securities under the following circumstances.

In the event an eligible executive's employment is terminated without "cause" (as defined in the Lumentum CIC Plan) or the eligible executive resigns for "good reason" (as defined in the Lumentum CIC Plan), in either case, occurring outside the date beginning on the public announcement of an intent to consummate a change in control of Lumentum and ending 12 months following the consummation of the change in control, the eligible executive will be entitled to receive from the Company (subject to the executive signing and not revoking a release of claims that become effective in accordance with the Lumentum CIC Plan):

A. accelerated vesting of unvested Lumentum time-based equity awards held at the time of termination as to the number of shares that otherwise would vest over the nine-month period following the termination date, and acceleration of performance-based equity awards as follows:

   a. if an eligible executive's termination date occurs before the end of the applicable performance period that relates to a portion of a performance-based equity award, then acceleration of vesting as to the product of (i) the target number of units or shares subject to such portion of the performance-based equity award, as applicable, multiplied by (ii) the quotient derived from the number of full months the eligible executive remained in continuous service from the beginning of the performance period through termination date, over the total months from the beginning of the performance period through the end of the applicable vesting period for such portion, plus

B. if an eligible executive's termination date occurs on or after the end of the applicable performance period that relates to a portion of a performance-based equity award, then acceleration of vesting is the number of units or shares subject to such portion of the performance-based equity award, as applicable, which have been earned, but not yet vested as of the termination date (or in the event that the determination of the achievement for such completed performance period has not yet been approved by the compensation committee as of the termination date, then the number of units or shares subject to such earned award that will be earned as of the date the compensation committee determines the achievement of the performance objective for such performance period);

C. a lump sum payment (less applicable tax and other withholdings) equal to 12 months of base salary plus 100% of the greater of the eligible executive's target annual bonus for the year in which employment terminated or the mean average of the eligible executive's annual bonuses paid in the 3 years preceding the year in which employment was terminated; and

D. reimbursement of COBRA premiums for the lesser of 12 months or the maximum allowable COBRA period.

In the event of a qualifying termination (as defined below), each of the eligible executives will be entitled to receive:

A. accelerated vesting of outstanding Lumentum equity awards (including accelerated vesting of any performance-based awards at actual achievement for completed performance periods and at 100% of the target achievement level for uncompleted performance periods) (effective as of the later of the date of termination or the date of the consummation of the change in control);

B. a lump sum payment (less applicable tax and other withholdings) equal to two years' base salary plus 200% of the greater of the eligible executive's target annual bonus for the year in which employment terminated or the mean average of the eligible executive's annual bonuses paid in the 3 years preceding the year in which employment was terminated; and

C. reimbursement of COBRA premiums for the lesser of 18 months or the maximum allowable COBRA period.

A qualifying termination under the Lumentum CIC Plan is (i) any involuntary termination without cause or resignation for good reason during the period beginning upon the public announcement of an intent to consummate a change in control of Lumentum and ending 12 months following the consummation of the change in control, or (ii) any termination due to disability or death occurring within 12 months following a change in control of Lumentum.

A change in control of Lumentum includes the acquisition by any person of more than 50% of the fair market value or voting power of outstanding Lumentum voting stock, a merger of Lumentum unless the Lumentum stockholders retain more than 50% of the voting power of the securities of the surviving entity and the Lumentum directors constitute a majority of the surviving entity's board of directors, or a sale of substantially all of the assets of Lumentum.

In the event an eligible executive's employment is terminated due to death or disability outside of a change in control period, (subject to the executive, or their successor, signing and not revoking a release of claims that becomes effective in accordance with the agreement), the eligible executive will receive vesting acceleration of 100% of outstanding Lumentum equity awards (including accelerated vesting of any performance-based awards at actual achievement for which the applicable performance period has been completed, or at 100% of target achievement level for performance periods that are not completed).

Eligible executives are those employed in the United States or Canada who are (i) the Chief Executive Officer, (ii) an Executive Vice President, (iii) a Senior Vice President, (iv) a Section 16 "Officer" within the meaning of 17 C.F.R. § 240.16a-1(f), or (v) designated in writing by the Chief Executive Officer as being an Eligible Executive, subject to subsequent review and ratification by the Compensation Committee at its discretion. Mr. Lowe does not participate in this plan, and instead is covered under his employment agreement, as described above.

The Lumentum CIC Plan is administered by the Compensation Committee of our board of directors.

Potential Payments upon a Termination or Change in Control

The following table describes potential payments and benefits that would have been received or receivable by each NEO if employment had been terminated under various circumstances on June 29, 2024, the last day of our most recent fiscal year, under the Lumentum CIC Plan as amended in September 2021 and under the Amended and Restated CEO Agreement with respect to Mr. Lowe. For equity awards, we used a price per share of $50.92, the closing stock price on June 28, 2024, the last trading day of our most recent fiscal year.

Name	Benefit	Termination upon Death or Disability outside Change in Control Period ($)	Before Change in Control — Termination w/o Cause or for Good Reason ($)[1]	Within Change in Control Period — Termination w/o Cause or for Good Reason ($)[2]
Alan Lowe	Salary	0	2,000,000	2,000,000
	AIP[3]	0	2,400,000	2,400,000
	Equity Awards	17,880,303	6,875,982	17,880,303
	COBRA	0	32,679	43,572
	Total	17,880,303	11,308,551	22,323,875
Wajid Ali	Salary	0	556,000	1,112,000
	AIP[3]	0	352,379	1,000,800
	Equity Awards	6,278,589	2,502,565	6,278,589
	COBRA	0	23,157	34,736
	Total	6,278,589	3,434,101	8,426,124
Vincent Retort	Salary	0	556,000	1,112,000
	AIP[3]	0	352,240	704,481
	Equity Awards	7,534,683	3,003,414	7,534,683
	COBRA	0	23,169	34,754
	Total	7,534,683	3,934,824	9,385,918
Wupen Yuen	Salary	0	504,000	1,008,000
	AIP[3]	0	-	-
	Equity Awards	5,550,891	1,906,343	5,550,891
	COBRA	0	21	32
	Total	5,550,891	2,410,364	6,558,923
Jae Kim	Salary	0	450,000	900,000
	AIP[3]	0	-	-
	Equity Awards	2,095,256	0	2,095,256
	COBRA	0	32,010	48,015
	Total	2,095,256	482,010	3,043,271
Jason Reinhardt[4]		-	-	-
Judy Hamel	Salary	0	489,000	978,000
	AIP[3]	0	383,769	767,537
	Equity Awards	3,567,201	1,463,288	3,567,201
	COBRA	0	21,352	32,028
	Total	3,567,201	2,300,743	5,231,435

(1) Mr. Lowe's benefits in this column represent (a) a cash payment equivalent to 200% of his annual base salary as of the date of termination of employment; (b) 200% of the greater of his target annual bonus for the year of termination or the average of annual bonuses paid in the three years preceding the year of termination; (c) accelerated vesting of any unvested time-based equity awards held at the time of termination that would have vested over the 12 months following the termination date and acceleration of performance-based awards under the methodology described under the "Employment Agreement with Mr. Lowe" section above; and (d) a cash payment equal to 18 times the monthly health insurance continuation premiums. For the NEOs other than Mr. Lowe, the benefits in the column represent:

(a) a cash payment equivalent to 12 months of their annual base salary as of the date of termination of employment;

(b) 100% of the greater of the target annual bonus for the year of termination or the average annual bonus paid in the three years preceding the year of termination;

(c) accelerated vesting of any unvested equity awards held at the time of termination that would have vested over the 9 months following the termination date and acceleration of performance-based awards under the methodology described under the "2015 Change in Control and Severance Benefits Plan, as amended" section above, and

    (d)   *reimbursement of COBRA premiums for up to 12 months.*

(2)   *All benefits in this column except for Mr. Lowe's represent (a) accelerated vesting of any unvested equity awards held at the time of termination (including accelerated vesting of any performance-based awards under the methodology described under the "Employment Agreement with Mr. Lowe" section above), (c) a cash payment equal to two years' base salary, and (d) reimbursement of COBRA premiums for up to 18 months. Mr. Lowe's benefits in this column represent (w) a cash payment equivalent to two times his annual base salary as of the date of termination; (x) two times the greater of his target annual bonus for the year of termination or the mean average of his annual bonuses paid in the 3 years preceding the year of termination; (y) accelerated vesting of unvested equity awards which have been granted or issued as of the date of termination of his employment (including accelerated vesting of performance-based awards under the methodology described under the "Change in Control Benefits Plan as amended" section above); and (z) a cash payment equal to 24 times the monthly health insurance continuation premiums. Mr. Lowe's employment agreement and the Lumentum CIC Plan also provides for these benefits if a termination due to death or disability occurs within twelve months following a change in control.*

(3)   *The AIP is comprised of a cash and equity component. The value of the AIP above is calculated at target for the cash and equity components.*

(4)   *Mr. Reinhardt voluntarily left the Company in September 2024. In accordance with the Company's policies, he did not receive severance benefits.*

Equity Compensation Plan Information

The following table sets forth information about shares of Lumentum's common stock that may be issued under Lumentum's equity compensation plans, including compensation plans that were not approved by Lumentum's stockholders, if any. Information in the table is as of June 29, 2024.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	(b) Weighted-average Exercise Price of Outstanding Options, Warrants and Rights ($)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders[2]	3,398,980	0	3,929,903
Equity compensation plans not approved by security holders[3]	1,150,378	7.96	381,665
TOTAL	**4,549,358**	**-**	**4,311,568**

(1)   *As of June 29, 2024, there were 116,230 shares of our common stock RSU awards under the following plans, which were assumed in connection with our acquisition of NeoPhotonics: the NeoPhotonics Corporation 2020 Equity Incentive Plan, the NeoPhotonics Corporation 2010 Equity Incentive Plan and the NeoPhotonics Corporation 2011 Inducement Award Plan. No further grants may be made under any of these plans.*

(2)   *Includes our 2015 Plan. As of June 29, 2024, there are no options or RSAs outstanding under the 2015 Plan. There is no exercise price for RSUs.*

(3)   *On November 28, 2023 we adopted and assumed the Cloud Light Share Option Scheme (the "Cloud Light Scheme") in connection with the Cloud Light acquisition and we have reserved a total of 1.5 million shares of common stock for issuance thereunder, of which stock options covering 1.15 million shares were granted at the Cloud Light Closing date. As of June 29, 2024, there were 1,090,792 options and 59,742 shares subject to RSUs outstanding under the Cloud Light Share Option Scheme. There is no exercise price for RSUs.*

The purposes of the Cloud Light Scheme are to attract and retain the best available personnel, to provide additional incentive to employees, directors, consultants and advisers of Lumentum and our subsidiaries and to promote the success of the business of Lumentum and our subsidiaries. Following the Cloud Light acquisition, the Cloud Light Scheme provides for awards of non-statutory stock options and restricted stock units with respect to Lumentum's common stock, which may be made to employees, directors, consultants and advisors of Lumentum and its subsidiaries who were not service providers of Lumentum or its subsidiaries prior to the Cloud Light acquisition.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table reports the number of shares of our common stock beneficially owned as of August 28, 2024 by (i) all persons who are known to us to be beneficial owners of five percent or more of our common stock, (ii) each of our directors and named executive officers, and (iii) all of our directors and named executive officers as a group. We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. In computing the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of our common stock subject to options or restricted stock units held by that person that are currently exercisable or exercisable within 60 days of August 28, 2024. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. We have based percentage ownership of our common stock on 68,548,239 shares of our common stock outstanding as of August 28, 2024. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Lumentum Holdings Inc., 1001 Ridder Park Drive, San Jose, California 95131.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	
5% or more Stockholders	Number	Percentage
FMR LLC[1]	10,090,193	14.7%
The Vanguard Group[3]	7,196,087	10.5%
BlackRock Fund Advisors[2]	6,234,351	9.1%
Invesco Ltd.[4]	4,463,790	6.5%
Directors and Named Executive Officers		
Alan S. Lowe	130,190	*
Harold L. Covert	18,345	*
Pamela F. Fletcher	579	*
Penelope A. Herscher	42,439	*
Isaac H. Harris	8,235	*
Brian J. Lillie	15,898	*
Julia S. Johnson	16,616	*
Ian S. Small	19,450	*
Janet S. Wong	9,624	*
Wajid Ali	5,391	*
Vincent Retort	119,244	*
Wupen Yuen	25,835	*
Jae Kim	-	
Jason Reinhardt	83,641	*
Judy Hamel	26,989	*
All directors and executive officers as a group (13 persons)	132,941	*

Indicates ownership of less than 1% of our common stock.

(1) *Based solely on a Schedule 13G filing by FMR LLC dated February 9, 2024, reporting that FMR LLC has sole voting power with respect to 10,088,824 shares and sole dispositive power over 10,090,193 shares and Abigail P. Johnson has sole dispositive power over 10,090,193 shares. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. The address for FMR LLC is 245 Summer Street, Boston, MA 02210.*

(2) *Based solely on a Schedule 13G/A filing by Blackrock Inc. dated January 24, 2024, reporting sole voting power over 6,075,411 shares and sole dispositive power over 6,234,351 shares. The address for Blackrock Inc. is 55 East 52nd Street, New York, NY 10055.*

(3) *Based solely on a Schedule 13G/A filing by The Vanguard Group dated February 13, 2024, reporting shared voting power over 25,331 shares, sole dispositive power over 7,100,370 shares, and shared dispositive power over 95,717 shares. The address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.*

(4) *Based solely on a Schedule 13G filing by Invesco Ltd. dated February 12, 2024, reporting sole voting power over 4,420,838 shares and sole dispositive power over 4,463,790 shares. The address for Invesco Ltd. is 1331 Spring Street NW, Suite 2500, Atlanta, CA 30309.*

RELATED PERSON TRANSACTIONS

We describe below transactions and series of similar transactions, since the beginning of our last fiscal year, to which we were, or are to be, a participant, in which:

- the amounts involved exceeded or will exceed $120,000; and
- any of our directors, nominees for director, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of such individuals, had or will have a direct or indirect material interest.

Other than as described below, there has not been, nor are there any currently proposed, transactions or series of similar transactions to which we have been or will be a party.

Other Relationships and Related Persons Transactions

Jeff von Richter, the brother-in-law of Alan Lowe, our President and Chief Executive Officer, was employed by the Company as a Supply Chain Manager until May 6, 2024. Mr. Lowe was not involved in decisions regarding Mr. von Richter. Mr. von Richter received total compensation in fiscal 2023 in the amount of approximately $328,709, including salary, bonus, 401(k) matching and equity awards, and he was eligible to participate in employee benefit plans generally available to our employees.

Policies and Procedures for Related Party Transactions

Our Audit Committee has the primary responsibility for reviewing and approving or ratifying related party transactions. We have a formal written policy providing that a related party transaction is any transaction between us and an executive officer, director, nominee for director, beneficial owner of more than 5% of any class of our capital stock, or any member of the immediate family of any of the foregoing persons, in which such party has a direct or indirect material interest and the aggregate amount involved exceeds $120,000. In reviewing any related party transaction, our Audit Committee is to consider the relevant facts and circumstances available to our Audit Committee, including, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the related party's interest in the transaction. Our Audit Committee has determined that certain transactions will be deemed to be pre-approved by our Audit Committee, including certain executive officer and director compensation, transactions with another company at which a related party's only relationship is as a non-executive employee, director or beneficial owner of less than 10% of that company's shares and the aggregate amount involved does not exceed the greater of $200,000 or 2% of the company's total revenues, transactions where a related party's interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and transactions available to all employees generally. If advance approval of a transaction is not feasible, the chair of our Audit Committee may approve the transaction and the transaction may be ratified by our Audit Committee in accordance with our formal written policy.

OTHER MATTERS

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers, and holders who beneficially own greater than 10% of our common stock, to file certain reports of securities ownership and changes in such ownership with the SEC. Specific due dates for these reports have been established by the SEC, and the Company is required to report any known failure to file by these dates in this Proxy Statement.

To the Company's knowledge, based solely on a review of the copies of the reports filed with the SEC and on written representations from certain reporting persons that no other reports were filed, we believe all filings required by our officers, directors, and person s who own more than 10% of our outstanding common stock were timely filed for the fiscal year ended June 29, 2024 through the date of this Proxy Statement, except for the following:

- Due to administrative error the Form 3 for Wupen Yuen, filed on July 23, 2024, failed to include restricted stock units held by Mr. Yuen as of the date he became subject to Section 16 of the Exchange Act. The Form 3 for Mr. Yuen was subsequently amended to include such RSUs.

Note About Forward-Looking Statements

Various statements in this Proxy Statement, including estimates, projections, objectives and expected results, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are generally identified by the words "believe," "expect," "anticipate," "intend," "opportunity," "plan," "project," "will," "should," "could," "would," "likely" and similar expressions and include statements about our strategies, markets, business and opportunities. Forward-looking statements are based on current assumptions that are subject to risks and uncertainties that may cause actual results to differ materially from the forward-looking statements, including the risks and uncertainties discussed in Item 1A – Risk Factors of the Form 10-K for the fiscal year ended June 29, 2024 included in the Annual Report provided with our proxy materials as well as our other filings with the Securities and Exchange Commission. We undertake no obligation to update, or revise publicly, any forward-looking statements.

References to our website in this Proxy Statement are not intended to function as a hyperlink and the information contained on our website is not intended to be part of this Proxy Statement.

Fiscal 2024 Annual Report and SEC Filings

Our financial statements for our fiscal year ended June 29, 2024 are included in our Annual Report on Form 10-K, which we will make available to stockholders at the same time as this Proxy Statement. This Proxy Statement and our Annual Report are posted on our website at *www.lumentum.com* and are available from the SEC at its website at www.sec.gov. You may also obtain a copy of our Annual Report without charge by sending a written request to Lumentum Holdings Inc., Attention: Investor Relations, 1001 Ridder Park Drive, San Jose, California 95131.

* * *

The board of directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote the shares of our common stock they represent in accordance with their own judgment on such matters.

It is important that your shares of our common stock be represented at the Annual Meeting, regardless of the number of shares that you hold. Therefore, you are urged to vote by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

THE BOARD OF DIRECTORS

San Jose, California
October 3, 2024

APPENDIX A

Lumentum Holdings Inc.
2015 Equity Incentive Plan

(As Amended and Restated 2024)

1. <u>Establishment and Purpose of the Plan</u>. The Lumentum Holdings, Inc. Amended and Restated 2015 Equity Incentive Plan was originally adopted effective as of June 23, 2015. The purpose of the Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company by offering them an opportunity to participate in the Company's future performance.

2. <u>Definitions</u>. As used herein, the following definitions shall apply:

   (a) "<u>Administrator</u>" means the Board or any of the Committees appointed to administer the Plan.

   (b) "<u>Affiliate</u>" and "<u>Associate</u>" shall have the respective meanings ascribed to such terms in Rule 12b-2 promulgated under the Exchange Act.

   (c) "<u>Applicable Laws</u>" means the legal requirements relating to the Plan and the Awards under applicable provisions of federal securities laws, state corporate and securities laws, the Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to Awards granted to residents therein.

   (d) "<u>Assumed</u>" means that pursuant to a Corporate Transaction either (i) the Award is expressly affirmed by the Company or (ii) the contractual obligations represented by the Award are expressly assumed (and not simply by operation of law) by the successor entity or its Parent in connection with the Corporate Transaction with appropriate adjustments to the number and type of securities of the successor entity or its Parent subject to the Award and the exercise or purchase price thereof which preserves the compensation element of the Award existing at the time of the Corporate Transaction as determined in accordance with the instruments evidencing the agreement to assume the Award.

   (e) "<u>Award</u>" means the grant of an Option, SAR, Dividend Equivalent Right, Restricted Stock, Restricted Stock Unit, Performance Unit, Performance Share, or other right or benefit under the Plan.

   (f) "<u>Award Agreement</u>" means the written agreement evidencing the grant of an Award executed by the Company and the Grantee, including any amendments thereto.

   (g) "<u>Board</u>" means the Board of Directors of the Company.

   (h) "<u>Cause</u>" means, with respect to the termination by the Company or a Related Entity of the Grantee's Continuous Active Service, that such termination is for "Cause" as such term is expressly defined in a then-effective written agreement between the Grantee and the Company or such Related Entity, or in the absence of such then-effective written agreement and definition, is based on, in the determination of the Administrator, the Grantee's: (i) performance of any act or failure to perform any act in bad faith and to the detriment of the Company or a Related Entity; (ii) dishonesty, intentional misconduct, material violation of any applicable Company or Related Entity policy, or material breach of any agreement with the Company or a Related Entity; or (iii) commission of a crime involving dishonesty, breach of trust, or physical or emotional harm to any person.

   (i) "<u>Change in Control</u>" means a change in ownership or control of the Company effected through either of the following transactions:

      (i) the direct or indirect acquisition by any person or related group of persons (other than an acquisition from or by the Company or by a Company-sponsored employee benefit plan or by a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities pursuant to a tender or exchange offer made directly to the Company's stockholders which a majority of the Continuing Directors who are not Affiliates or Associates of the offeror do not recommend such stockholders accept, or

      (ii) a change in the composition of the Board over a period of thirty-six (36) months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who are Continuing Directors.

   (j) "<u>Code</u>" means the Internal Revenue Code of 1986, as amended, and any applicable regulations promulgated thereunder.

   (k) "<u>Committee</u>" means any committee composed of members of the Board appointed by the Board to administer the Plan.

   (l) "<u>Common Stock</u>" means the common stock of the Company.

   (m) "<u>Company</u>" means Lumentum Holdings, Inc., a Delaware corporation.

   (n) "<u>Consultant</u>" means any person (other than an Employee or a Director, solely with respect to rendering services in such person's capacity as a Director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

(o) "Continuing Directors" means members of the Board who either (i) have been Board members continuously for a period of at least thirty-six (36) months or (ii) have been Board members for less than thirty-six (36) months and were elected or nominated for election as Board members by at least a majority of the Board members described in clause (i) who were still in office at the time such election or nomination was approved by the Board.

(p) "Continuous Active Service" means that the provision of services to the Company or a Related Entity in any capacity of Employee, Director or Consultant is not interrupted or terminated. In jurisdictions requiring notice in advance of an effective termination as an Employee, Director or Consultant, Continuous Active Service shall be deemed terminated upon the actual cessation of providing services to the Company or a Related Entity notwithstanding any required notice period that must be fulfilled before a termination as an Employee, Director or Consultant can be effective under Applicable Laws. Continuous Active Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Related Entity, or any successor, in any capacity of Employee, Director or Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director or Consultant (except as otherwise provided in the Award Agreement). An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave. For purposes of each Incentive Stock Option granted under the Plan, if such leave exceeds ninety (90) days, and reemployment upon expiration of such leave is not guaranteed by statute or contract, then the Incentive Stock Option shall be treated as a Non-Qualified Stock Option on the day three (3) months and one (1) day following the expiration of such ninety (90) day period.

(q) "Corporate Transaction" means any of the following transactions:

    (i) a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the state in which the Company is incorporated;

    (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company;

    (iii) the complete liquidation or dissolution of the Company;

    (iv) any reverse merger or series of related transactions culminating in a reverse merger (including, but not limited to, a tender offer followed by a reverse merger) in which the Company is the surviving entity but in which securities possessing more than forty percent (40%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger or the initial transaction culminating in such merger but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction; or

    (v) acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction.

(r) "Director" means a member of the Board or the board of directors of any Related Entity.

(s) "Disability" means a disability as defined under the long-term disability policy of the Company or the Related Entity to which the Grantee provides services regardless of whether the Grantee is covered by such policy. If the Company or the Related Entity to which the Grantee provides service does not have a long-term disability plan in place, "Disability" means that a Grantee is unable to carry out the responsibilities and functions of the position held by the Grantee by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days. A Grantee will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its discretion. Notwithstanding the foregoing, Section 409A Deferred Compensation payable pursuant to the Plan on account of the Disability of a Grantee shall be paid only if and when such Grantee has become disabled within the meaning of Section 409A.

(t) "Dividend Equivalent Right" means a right entitling the Grantee to compensation or to a credit for the account of such Grantee measured by cash dividends paid with respect to Common Stock.

(u) "Employee" means any person, including an Officer or Director, who is in the employ of the Company or any Related Entity, subject to the control and direction of the Company or any Related Entity as to both the work to be performed and the manner and method of performance. The payment of a director's fee by the Company or a Related Entity shall not be sufficient to constitute "employment" by the Company. The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Employee and the effective date of such individual's employment or termination of employment, as the case may be. For purposes of an individual's rights, if any, under the terms of the Plan as of the time of the Company's determination of whether or not the individual is an Employee, all such determinations by the Company shall be final, binding and conclusive as to such rights, if any, notwithstanding that the Company or any court of law or governmental agency subsequently makes a contrary determination as to such individual's status as an Employee.

(v) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(w) "Fair Market Value" means, as of any date, the value of one share of Common Stock determined as follows:

    (i) If the Common Stock is listed on any established stock exchange or a national market system, its Fair Market Value shall be the closing sale price of a Share as quoted on such exchange or system on the date of determination (or, if no closing sale price was reported on that date, on the last trading date such closing sale price was reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

    (ii) If the Common Stock is regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, but selling prices are not reported, the Fair Market Value of a Share shall be the mean between the high bid and low asked prices for the Common Stock on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable, provided that, if applicable, the Fair Market Value of a Share shall be determined in a manner that complies with Section 409A; or

    (iii) In the absence of an established market for the Common Stock of the type described in (i) and (ii), above, the Fair Market Value thereof shall be determined by the Administrator in good faith.

(x) "Full Value Award" means the grant of Restricted Stock, Restricted Stock Units, Performance Units or Performance Shares under the Plan with a per share or unit purchase price lower than 100% of Fair Market Value on the date of grant.

(y) "Grantee" means an Employee, Director or Consultant who receives an Award under the Plan.

(z) "Immediate Family" means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Grantee's household (other than a tenant or employee), a trust in which these persons (or the Grantee) have more than fifty percent (50%) of the beneficial interest, a foundation in which these persons (or the Grantee) control the management of assets, and any other entity in which these persons (or the Grantee) own more than fifty percent (50%) of the voting interests.

(aa) "Incentive Stock Option" means an Option intended to qualify, and which does qualify, as an incentive stock option within the meaning of Section 422 of the Code.

(bb) "Non-Qualified Stock Option" means an Option not intended to qualify, or which does not qualify, as an Incentive Stock Option.

(cc) "JDS Uniphase Corporation Separation" means the spin-off of the Company from JDS Uniphase Corporation pursuant to that certain Separation and Distribution Agreement between the Company and JDS Uniphase Corporation.

(dd) "Officer" means a person who is an officer of the Company or a Related Entity within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(ee) "Option" means an option to purchase Shares pursuant to an Award Agreement granted under the Plan.

(ff) "Parent" means a "parent corporation", whether now or hereafter existing, as defined in Section 424(e) of the Code.

(gg) "Performance Award Formula" means a formula or table established by the Administrator which provides the method of determining the compensation payable pursuant to an Award based on one or more levels of attainment of specified Performance Criteria measured as of the end of the applicable Performance Period. A Performance Award Formula may include a minimum, maximum, target level and intermediate levels of Performance Criteria, with the final value of an Award determined by applying the Performance Award Formula to the specified Performance Criteria level attained during the applicable Performance Period. A target level of performance may be stated as an absolute value, an increase or decrease in a value, or as a value determined relative to an index, budget or other standard selected by the Administrator.

(hh) "Performance Criteria" means any one of, or combination of, the following: (i) share price, (ii) earnings per share, (iii) total stockholder return, (iv) operating margin, (v) gross margin, (vi) return on equity, (vii) return on assets, (viii) return on investment, (ix) operating income, (x) net operating income, (xi) pre-tax profit, (xii) net income, (xiii) cash flow, (xiv) revenue, (xv) expenses, (xvi) earnings before any one or more of share-based compensation expense, interest, taxes, depreciation and amortization, (xvii) economic value added, (xviii) market share, (xix) personal management objectives, (xx) product development, (xxi) completion of an identified special project, (xxii) completion of a joint venture or other corporate transaction, and (xxiii) other measures of performance selected by the Administrator. Performance Criteria shall be calculated in accordance with the Company's financial statements, or, if such measures are not reported in the Company's financial statements, they shall be calculated in accordance with generally accepted accounting principles, a method used generally in the Company's industry, or in accordance with a methodology established by the Administrator prior to the grant of the applicable Award. As specified by the Administrator, Performance Criteria may be calculated with respect to the Company and each Subsidiary consolidated therewith for financial reporting purposes, one or more Subsidiaries or such division or other business unit of any of them selected by the Administrator. Performance Criteria may be measured relative to a peer group or index, as specified by the Administrator. Unless otherwise determined by the Administrator prior to the grant of the applicable Award, the Performance Criteria shall be calculated excluding the effect (whether positive or negative) on the Performance Criteria of any change in accounting standards or any extraordinary, unusual or nonrecurring item, as determined by the Administrator, occurring after the establishment of the Performance Criteria applicable to the Award. Each such adjustment, if any, shall be made solely for the purpose of providing a consistent basis from period to period for the calculation of Performance Criteria in order to prevent the dilution or enlargement of the Grantee's rights with respect to an Award.

(ii) "Performance Period" means any Fiscal Year of the Company or such other period as determined by the Administrator in its sole discretion.

(jj) "<u>Performance Shares</u>" means Shares or an Award denominated in Shares which may be earned in whole or in part upon attainment of Performance Criteria established by the Administrator.

(kk) "<u>Performance Units</u>" means an Award which may be earned in whole or in part based upon attainment of Performance Criteria established by the Administrator and which may be settled for cash, Shares or other securities or a combination of cash, Shares or other securities as established by the Administrator.

(ll) "<u>Plan</u>" means this 2015 Equity Incentive Plan, as may be amended from time to time.

(mm) "<u>Related Entity</u>" means any Parent or Subsidiary of the Company and any business, corporation, partnership, limited liability company or other entity in which the Company or a Parent or a Subsidiary of the Company holds a substantial ownership interest, directly or indirectly.

(nn) "<u>Replaced</u>" means that pursuant to a Corporate Transaction the Award is replaced with a comparable stock award or a cash incentive program of the Company, the successor entity (if applicable) or Parent of either of them which preserves the compensation element of such Award existing at the time of the Corporate Transaction and provides for subsequent payout in accordance with the same (or a more favorable) vesting schedule applicable to such Award. The determination of Award comparability shall be made by the Administrator and its determination shall be final, binding and conclusive.

(oo) "<u>Restricted Stock</u>" means Shares issued under the Plan to the Grantee for such consideration, if any, and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions as established by the Administrator.

(pp) "<u>Restricted Stock Unit</u>" means a grant of a right to receive in cash or stock, as established by the Administrator, the market value of one Share.

(qq) "<u>Rule 16b-3</u>" means Rule 16b-3 promulgated under the Exchange Act or any successor thereto.

(rr) "<u>SAR</u>" means a stock appreciation right entitling the Grantee to Shares or cash compensation, as established by the Administrator, measured by appreciation in the value of Common Stock.

(ss) "<u>Section 409A</u>" means Section 409A of the Code.

(tt) "<u>Section 409A Deferred Compensation</u>" means compensation provided pursuant to an Award that constitutes nonqualified deferred compensation within the meaning of Section 409A.

(uu) "<u>Share</u>" means a share of the Common Stock.

(vv) "<u>Subsidiary</u>" means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. <u>Shares Subject to the Plan</u>.

 (a) <u>Maximum Number of Shares Issuable</u>. Subject to the provisions of Section 10 below, the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Stock Options) is eighteen million four hundred thousand (18,400,000) Shares. The Shares to be issued pursuant to Awards may be authorized, but unissued, or reacquired Common Stock.

 (b) <u>Share Counting</u>. Any Shares subject to an Award will be counted against the numerical limits of this Section 3 as one (1) Share for every Share subject thereto. Any Shares covered by an Award (or portion of an Award) which is forfeited, canceled or expires (whether voluntarily or involuntarily) or settled in cash shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Shares which may be issued under the Plan. Shares that actually have been issued under the Plan pursuant to an Award shall not be returned to the Plan and shall not become available for future issuance under the Plan, except that if unvested Shares are forfeited, or repurchased by the Company for an amount not greater than their original purchase price, such Shares shall become available for future grant under the Plan. With respect to Options and SARs, the gross number of Shares subject to the Award will cease to be available under the Plan (whether or not the Award is net settled for a lesser number of Shares, or if Shares are utilized to exercise such an Award). In addition, if Shares are withheld to pay any withholding taxes applicable to an Award, then the gross number of Shares subject to such Award will cease to be available under the Plan.

 (c) <u>Assumption or Replacement of Awards.</u> The Administrator may, without affecting the number of Shares reserved or available for issuance hereunder, authorize the issuance or assumption of benefits under this Plan in connection with any merger, consolidation, acquisition of property or stock, or reorganization upon such terms and conditions as it may deem appropriate, subject to compliance with Section 409A and any other applicable provisions of the Code; provided, however, that Shares subject to Awards issued or assumed pursuant to the Plan with respect to awards for shares of the common stock of JDS Uniphase Corporation in connection with the JDS Uniphase Corporation Separation shall reduce the aggregate number of Shares remaining available for issuance pursuant to the Plan set forth in Section 3(a).

4. <u>Administration of the Plan</u>.

 (a) <u>Plan Administrator</u>.

  (i) <u>Authority of Administrator</u>. The Plan shall be administered by the Administrator. All questions of interpretation of the Plan, of any Award Agreement or of any other form of agreement or other document employed by the Company in the administration of the Plan or of any Award shall be determined by the Administrator, and such determinations shall be final, binding and conclusive upon all persons having an interest in the Plan or such Award, unless fraudulent or made in bad faith. Any and all actions, decisions and determinations taken or made by the Administrator in the exercise of its discretion pursuant to the Plan or Award Agreement or other agreement thereunder (other than determining questions of interpretation pursuant to the preceding sentence) shall be final, binding and conclusive upon all persons having an interest therein. All expenses incurred in connection with the administration of the Plan shall be paid by the Company.

    (ii) <u>Administration with Respect to Directors and Officers</u>. With respect to grants of Awards to Directors or Employees who are also Officers or Directors of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws and to permit such grants and related transactions under the Plan to be exempt from Section 16(b) of the Exchange Act in accordance with Rule 16b-3. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.

    (iii) <u>Administration With Respect to Consultants and Other Employees.</u> With respect to grants of Awards to Employees or Consultants who are neither Directors nor Officers of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. The Board may authorize one or more Officers to grant such Awards and may limit such authority as the Board determines from time to time.

    (iv) <u>Administration Errors</u>. In the event an Award is granted in a manner inconsistent with the provisions of this subsection (a), such Award shall be presumptively valid as of its grant date to the extent permitted by the Applicable Laws.

(b) <u>Powers of the Administrator</u>. Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board, the Administrator shall have the authority, in its discretion:

    (i) to select the Employees, Directors and Consultants to whom Awards may be granted from time to time hereunder;

    (ii) to determine whether and to what extent Awards are granted hereunder;

    (iii) to determine the number of Shares or the amount of other consideration to be covered by each Award granted hereunder;

    (iv) to approve forms of Award Agreements for use under the Plan;

    (v) to determine the terms and conditions of any Award granted hereunder including, for the avoidance of doubt, the ability to determine that an award may continue to vest after the termination of a Grantee's Continuous Active Service and to establish the requirements for the continuation of vesting;

    (vi) to amend the terms of any outstanding Award granted under the Plan, provided that any amendment that would have a materially adverse effect the Grantee's rights under an outstanding Award shall not be made without the Grantee's written consent;

    (vii) to construe and interpret the terms of the Plan and Awards, including without limitation, any notice of award or Award Agreement, granted pursuant to the Plan;

    (viii) to establish additional terms, conditions, rules or procedures to accommodate the rules or laws of applicable non-U.S. jurisdictions and to afford Grantees favorable treatment under such rules or laws; provided, however, that no Award shall be granted under any such additional terms, conditions, rules or procedures with terms or conditions which are inconsistent with the provisions of the Plan; and

    (ix) to take such other action, not inconsistent with the terms of the Plan, as the Administrator deems appropriate.

(c) <u>Option or SAR Repricing</u>. Without the affirmative vote of holders of a majority of the shares of Common Stock cast in person or by proxy at a meeting of the stockholders of the Company at which a quorum representing a majority of all outstanding shares of Common Stock is present or represented by proxy, the Administrator shall not approve a program providing for either (i) the cancellation of outstanding Options or SARs having exercise prices per share greater than the then Fair Market Value of a Share ("<u>Underwater Awards</u>") and the grant in substitution therefore of new Options or SARs having a lower exercise price, Full Value Awards or payments in cash, or (ii) the amendment of outstanding Underwater Awards to reduce the exercise price thereof. This Section 4(c) shall not be construed to apply to (i) "issuing or assuming a stock option in a transaction to which Section 424(a) applies," within the meaning of Section 424 of the Code, (ii) adjustments pursuant to the assumption of or substitution for an Option or SAR in a manner that would comply with Section 409A, or (iii) an adjustment pursuant to Section 10.

(d) <u>Indemnification</u>. In addition to such other rights of indemnification as they may have as members of the Board or as Officers or Employees of the Company or a Related Entity, members of the Board and any Officers or Employees of the Company or a Related Entity to whom authority to act for the Board, the Administrator or the Company is delegated shall be defended and indemnified by the Company to the extent permitted by law on an after-tax basis against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any claim, investigation, action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any Award granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Company) or paid by them in satisfaction of a judgment in any such claim, investigation, action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such claim, investigation, action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct; provided, however, that within thirty (30) days after the institution of such claim, investigation, action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at the Company's expense to handle and defend the same.

5. <u>Eligibility</u>.

  (a) <u>Persons Eligible for Awards. Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants.</u> Incentive Stock Options may be granted only to Employees of the Company or a Parent or a Subsidiary of the Company. Awards may be granted to such Employees, Directors or Consultants who are residing in non-U.S. jurisdictions as the Administrator may determine from time to time.

(b) Participation in the Plan. Awards are granted solely at the discretion of the Administrator. Eligibility to be granted an Award shall not entitle any person to be granted an Award, or, having been granted an Award, to be granted an additional Award. An Employee, Director or Consultant who has been granted an Award may, if otherwise eligible, be granted additional Awards.

6. Terms and Conditions of Awards.

(a) Type of Awards. The Administrator is authorized under the Plan to award any type of arrangement to an Employee, Director or Consultant that is not inconsistent with the provisions of the Plan and that by its terms involves or might involve the issuance of (i) Shares, (ii) cash or (iii) an Option, a SAR, or similar right with a fixed or variable price related to the Fair Market Value of the Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of Performance Criteria or other conditions. Such awards include, without limitation, Options, SARs, Restricted Stock, Restricted Stock Units, Dividend Equivalent Rights, Performance Units or Performance Shares, and an Award may consist of one such security or benefit, or two (2) or more of them in any combination or alternative.

(b) Designation of Award. Each Award shall be designated in the Award Agreement. In the case of an Option, the Option shall be designated as either an Incentive Stock Option or a Non-Qualified Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of Shares subject to Options designated as Incentive Stock Options which become exercisable for the first time by a Grantee during any calendar year (under all plans of the Company or any Parent or Subsidiary of the Company) exceeds $100,000, such excess Options, to the extent of the Shares covered thereby in excess of the foregoing limitation, shall be treated as Non-Qualified Stock Options. For this purpose, Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the grant date of the relevant Option.

(c) Conditions of Award. Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any Performance Criteria established by the Administrator. Partial achievement of any specified Performance Criteria may result in a payment or vesting corresponding to the degree of achievement as specified in the Award Agreement.

(d) Acquisitions and Other Transactions. The Administrator may issue Awards under the Plan in settlement, assumption or substitution for, outstanding awards or obligations to grant future awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity or an additional interest in a Related Entity whether by merger, stock purchase, asset purchase or other form of transaction.

(e) Deferral of Award Payment. Consistent with the requirements of Section 409A, if applicable, and other Applicable Laws, the Administrator may establish one or more programs under the Plan to permit selected Grantees the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of Performance Criteria, or other event that absent the election would entitle the Grantee to payment or receipt of Shares or other consideration under an Award. The Administrator may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, Shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Administrator deems advisable for the administration of any such deferral program.

(f) Separate Programs. The Administrator may establish one or more separate programs under the Plan for the purpose of issuing particular forms of Awards to one or more classes of Grantees on such terms and conditions as determined by the Administrator from time to time.

(g) Limitations on Awards.

(i) Annual Limits. The maximum number of Shares with respect to which Awards may be granted to any Grantee in any fiscal year of the Company shall be 1,000,000 Shares. The maximum dollar amount that may become payable to any Grantee in any fiscal year of the Company under Performance Unit Awards or other Awards denominated in U.S. dollars shall be $20,000,000. In connection with a Grantee's (i) commencement of Continuous Active Service or (ii) first promotion in any fiscal year of the Company, a Grantee may be granted Awards for up to an additional 1,000,000 Shares or U.S. dollar denominated Awards providing for payment in any fiscal year of the Company of up to an additional $20,000,000, which shall not count against the limits set forth in the preceding sentences of this subsection (g). The foregoing limitations shall not apply to any Awards issued to Directors who are not also Employees; instead the limitations under Section 6(g)(ii) shall apply to such Directors. In addition, the foregoing limitations shall be adjusted proportionately in connection with any change in the Company's capitalization pursuant to Section 10, below. If any Awards are canceled, the canceled Awards shall continue to count against the maximum number of Shares or dollar amount with respect to which Awards may be granted to the Grantee. For this purpose, the repricing of an Option (or in the case of a SAR, the base amount on which the stock appreciation is calculated is reduced to reflect a reduction in the Fair Market Value of the Common Stock) shall be treated as the cancellation of the existing Option or SAR and the grant of a new Option or SAR. If the vesting or receipt of Shares under the Award is deferred to a later date, any amount (whether denominated in Shares or cash) paid in addition to the original number of Shares subject to the Award will not be treated as an increase in the number of Shares subject to the Award if the additional amount is based either on a reasonable rate of interest or on one or more predetermined actual investments such that the amount payable by the Company at the later date will be based on the actual rate of return of a specific investment (including any decrease as well as any increase in the value of an investment).

(ii) <u>Nonemployee Director Compensation Limits</u>. No Director who is not also an Employee shall be granted within any fiscal year of the Company one or more Awards pursuant to the Plan (the value of which will be based on the Fair Market Value determined on the last trading day immediately preceding the date on which the applicable Award is granted to such Director) and be provided any other compensation (including without limitation any cash retainers or fees) which in the aggregate have a value in excess of $500,000.

(iii) <u>Minimum Vesting</u>. Except with respect to five percent (5%) of the maximum number of Shares issuable under the Plan pursuant to Section 3(a), no Award shall vest earlier than one year following the date of grant of such Award; provided, however, that such limitation shall not preclude the acceleration of vesting of such Award upon the death, disability, or involuntary termination of Service of the Grantee or in connection with a Corporate Transaction, as determined by the Administrator in its discretion.

(iv) <u>Dividends, Dividend Equivalents, and Other Distributions</u>. No dividends, Dividend Equivalents, or other distributions shall be paid with respect to any Shares underlying any Awards underlying any unvested portion of an Award.

(h) <u>Early Exercise</u>. The Award Agreement may, but need not, include a provision whereby the Grantee may elect at any time while an Employee, Director or Consultant to exercise any part or all of the Award prior to full vesting of the Award. Any unvested Shares received pursuant to such exercise may be subject to a repurchase right in favor of the Company or a Related Entity or to any other restriction the Administrator determines to be appropriate.

(i) <u>Term of Award</u>. The term of each Award shall be the term stated in the Award Agreement, provided, however, that the term of an Option or SAR shall be no more than eight (8) years from the date of grant thereof. However, in the case of an Incentive Stock Option granted to a Grantee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company, the term of the Incentive Stock Option shall be five (5) years from the date of grant thereof or such shorter term as may be provided in the Award Agreement. Subject to the foregoing, unless otherwise specified by the Administrator in the grant of an Option or SAR, each Option and SAR shall terminate eight (8) years after the date of grant of such Award, unless earlier terminated in accordance with its provisions.

(j) <u>Transferability of Awards</u>. Incentive Stock Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution and may be exercised, during the lifetime of the Grantee, only by the Grantee. Other Awards shall be transferable by will and by the laws of descent and distribution, and during the lifetime of the Grantee, by gift or pursuant to a domestic relations order to members of the Grantee's Immediate Family to the extent and in the manner determined by the Administrator. Notwithstanding the foregoing but subject to Applicable Laws and local procedures, the Grantee may designate a beneficiary of the Grantee's Award in the event of the Grantee's death on a beneficiary designation form provided by the Administrator.

(k) <u>Time of Granting Awards</u>. The date of grant of an Award shall for all purposes be the date on which the Administrator makes the determination to grant such Award, or such later date as is determined by the Administrator.

7. <u>Award Exercise or Purchase Price, Consideration and Taxes</u>.

(a) <u>Exercise or Purchase Price</u>. The exercise or purchase price, if any, for an Award shall be as follows:

(i) In the case of an Incentive Stock Option:

(A) granted to an Employee who, at the time of the grant of such Incentive Stock Option owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company, the per Share exercise price shall be not less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant; or

(B) granted to any Employee other than an Employee described in the preceding paragraph, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(ii) In the case of a Non-Qualified Stock Option, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(iii) In the case of a SAR, the base amount on which the stock appreciation is calculated shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(iv) In the case of other Awards, such price as is determined by the Administrator.

(v) Notwithstanding the foregoing provisions of this Section 7(a), in the case of an Award issued pursuant to Section 6(d) above, the exercise or purchase price for the Award shall be determined in accordance with the provisions of the relevant instrument evidencing the agreement to issue such Award.

(b) <u>Consideration</u>. Subject to Applicable Laws, the consideration to be paid for the Shares to be issued upon exercise or purchase of an Award including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant). In addition to any other types of consideration the Administrator may determine, the Administrator is authorized to accept as consideration for Shares issued under the Plan the following, provided that the portion of the consideration equal to the par value of the Shares must be paid in cash or other legal consideration permitted by the Delaware General Corporation Law:

(i) cash;

(ii) check;

(iii) surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Administrator may require which have a Fair Market Value on the date of surrender or attestation equal to the aggregate exercise price of the Shares as to which said Award shall be exercised, provided, however, that Shares acquired under the Plan or any other equity compensation plan or agreement of the Company must have been held by the Grantee for such period, if any, as required by the Company to avoid adverse accounting treatment;

(iv) with respect to Options, by delivery of a properly executed exercise notice followed by a procedure pursuant to which (A) the Company will reduce the number of Shares otherwise issuable to the Grantee upon the exercise of the Option by the largest whole number of shares having a Fair Market Value that does not exceed the aggregate exercise price for the Shares with respect to which the Option is exercised, and (B) the Grantee shall pay to the Company in cash the remaining balance of such aggregate exercise price not satisfied by such reduction in the number of whole Shares to be issued;

(v) with respect to Options, payment through a broker-dealer sale and remittance procedure pursuant to which the Grantee (A) shall provide written instructions to a Company designated brokerage firm to effect the immediate sale of some or all of the purchased Shares and remit to the Company sufficient funds to cover the aggregate exercise price payable for the purchased Shares and (B) shall provide written directives to the Company to deliver the certificates for the purchased Shares directly to such brokerage firm in order to complete the sale transaction; or

(vi) any combination of the foregoing methods of payment.

(c) Taxes.

(i) Tax Withholding in General. No Shares shall be delivered under the Plan to any Grantee or other person until such Grantee or other person has made arrangements acceptable to the Administrator for the satisfaction of any non-U.S., federal, state, or local income and employment tax (including social insurance) withholding obligations, including, without limitation, obligations incident to the receipt of Shares or the disqualifying disposition of Shares received on exercise of an Incentive Stock Option. Upon exercise of an Award the Company or Related Entity employing the Grantee shall withhold or collect from Grantee an amount sufficient to satisfy such tax obligations.

(ii) Withholding in or Directed Sale of Shares. The Company shall have the right, but not the obligation, to deduct from the Shares issuable to a Grantee upon the exercise or settlement of an Award, or to accept from the Grantee the tender of, a number of whole Shares having a Fair Market Value, as determined by the Company, equal to all or any part of the tax withholding obligations of the Company or Related Entity employing the Grantee. The Fair Market Value of any Shares withheld or tendered to satisfy any such tax withholding obligations shall not exceed the amount determined by the applicable minimum statutory withholding rates. The Company may require a Grantee to direct a broker, upon the vesting, exercise or settlement of an Award, to sell a portion of the Shares subject to the Award determined by the Company in its discretion to be sufficient to cover the tax withholding obligations of the Company or Related Entity employing the Grantee and to remit an amount equal to such tax withholding obligations to such employer in cash.

8. Exercise of Award.

(a) Procedure for Exercise.

(i) Any Award granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the Plan and specified in the Award Agreement; provided however, that no Option or SAR granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, shall be first exercisable until at least six (6) months following the date of grant of such Option or SAR (except in the event of such Employee's death, disability or retirement, upon a Corporate Transaction, or as otherwise permitted by the Worker Economic Opportunity Act).

(ii) An Award shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Award by the person entitled to exercise the Award and full payment for the Shares with respect to which the Award is exercised, including, to the extent selected, use of the broker-dealer sale and remittance procedure to pay the purchase price as provided in Section 7(b)(v).

(b) Exercise of Award Following Termination of Continuous Active Service.

(i) An Award may not be exercised after the termination date of such Award set forth in the Award Agreement and may be exercised following the termination of a Grantee's Continuous Active Service only to the extent provided in the Award Agreement.

(ii) Where the Award Agreement permits a Grantee to exercise an Award following the termination of the Grantee's Continuous Active Service for a specified period, the Award shall terminate to the extent not exercised on the last day of the specified period or the last day of the original term of the Award, whichever occurs first.

(iii) Any Award designated as an Incentive Stock Option to the extent not exercised within the time permitted by law for the exercise of Incentive Stock Options following the termination of a Grantee's Continuous Active Service shall convert automatically to a Non-Qualified Stock Option and thereafter shall be exercisable as such to the extent exercisable by its terms for the period specified in the Award Agreement.

9. <u>Conditions Upon Issuance of Shares.</u>

   (a) Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all Applicable Laws, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

   (b) As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any Applicable Laws.

10. <u>Adjustments Upon Changes in Capitalization.</u> Subject to any required action by the stockholders of the Company and the requirements of Sections 409A and 424 of the Code to the extent applicable, in the event of any change in the Common Stock effected without receipt of consideration by the Company, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, or in the event of payment of a dividend or distribution to the stockholders of the Company in a form other than Common Stock (excepting regular, periodic cash dividends) that has a material effect on the Fair Market Value of Shares, appropriate and proportionate adjustments shall be made in the number and kind of shares subject to the Plan and to any outstanding Awards, the maximum number of Shares with respect to which Awards may be granted to any Grantee in any fiscal year of the Company set forth in Section 6(g)(i), and in the exercise or purchase price per Share under any outstanding Award in order to prevent dilution or enlargement of Grantees' rights under the Plan. For purposes of the foregoing, conversion of any convertible securities of the Company shall not be treated as "effected without receipt of consideration by the Company." Any fractional share resulting from an adjustment pursuant to this Section shall be rounded down to the nearest whole number and the exercise or purchase price per share shall be rounded up to the nearest whole cent. The Administrator in its discretion, may also make such adjustments in the terms of any Award to reflect, or related to, such changes in the capital structure of the Company or distributions as it deems appropriate, including modification of Performance Criteria, Performance Award Formulas and Performance Periods. The adjustments determined by the Administrator pursuant to this Section shall be final, binding and conclusive.

11. <u>Corporate Transactions</u>.

   (a) <u>Termination of Award to Extent Not Assumed in Corporate Transaction</u>. Effective upon the consummation of a Corporate Transaction, all outstanding Awards under the Plan shall terminate. However, all such Awards shall not terminate to the extent they are Assumed in connection with the Corporate Transaction.

   (b) <u>Acceleration of Award Upon Corporate Transaction</u>. Except as provided otherwise in an individual Award Agreement, in the event of a Corporate Transaction, for the portion of each Award that is neither Assumed nor Replaced, such portion of the Award shall automatically become fully vested and exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at fair market value) for all of the Shares at the time represented by such portion of the Award, immediately prior to the specified effective date of such Corporate Transaction.

   (c) <u>Effect of Acceleration on Incentive Stock Options</u>. Any Incentive Stock Option the exercisability of which is accelerated under this Section 11 in connection with a Corporate Transaction shall remain exercisable as an Incentive Stock Option under the Code only to the extent the $100,000 dollar limitation of Section 422(d) of the Code is not exceeded. To the extent such dollar limitation is exceeded, the excess Options shall be treated as Non-Qualified Stock Options.

12. <u>Compliance with Section 409A</u>. The Plan and all Awards granted hereunder are intended to comply with, or otherwise be exempt from, Section 409A. The Plan and all Awards granted under the Plan shall be administered, interpreted, and construed in a manner consistent with Section 409A, as determined by the Administrator in good faith, to the extent necessary to avoid the imposition of additional taxes under Section 409A(a)(1)(B) of the Code. It is intended that any election, payment or benefit which is made or provided pursuant to or in connection with any Award that may result in Section 409A Deferred Compensation shall comply in all respects with the applicable requirements of Section 409A. In connection with effecting such compliance with Section 409A, the following shall apply:

   (a) Notwithstanding anything to the contrary in the Plan, to the extent required to avoid tax penalties under Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan on account of, and during the six (6) month period immediately following, the Grantee's termination of Continuous Active Service shall instead be paid on the first payroll date after the six-month anniversary of the Grantee's "separation from service" within the meaning of Section 409A (or the Grantee's death, if earlier).

   (b) Neither any Grantee nor the Company shall take any action to accelerate or delay the payment of any amount or benefits under an Award in any manner which would not be in compliance with Section 409A.

   (c) Notwithstanding anything to the contrary in the Plan or any Award Agreement, to the extent that any Section 409A Deferred Compensation would become payable under the Plan by reason of a Corporate Transaction, such amount shall become payable only if the event constituting the Corporate Transaction would also constitute a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company within the meaning of Section 409A. Any Award which would result in the payment of Section 409A Deferred Compensation and which would vest and otherwise become payable upon a Corporate Transaction as a result of the failure of the Award to be Assumed or Replaced in accordance with Section 11(b) shall vest to the extent provided by such Award but shall be converted automatically at the effective time of such Corporate Transaction into a right to receive, in cash on the date or dates such Award would have been settled in accordance with its then existing settlement schedule, an amount or amounts equal in the aggregate to an amount which preserves the compensation element of the Award at the time of the Corporate Transaction.

(d) Should any provision of the Plan, any Award Agreement, or any other agreement or arrangement contemplated by the Plan be found not to comply with, or otherwise be exempt from, the provisions of Section 409A, such provision shall be modified and given effect (retroactively if necessary), in the sole discretion of the Administrator, and without the consent of the holder of the Award, in such manner as the Administrator determines to be necessary or appropriate to comply with, or to effectuate an exemption from, Section 409A.

(e) Notwithstanding the foregoing, neither the Company nor the Administrator shall have any obligation to take any action to prevent the assessment of any tax or penalty on any Grantee under Section 409A and neither the Company nor the Administrator will have any liability to any Grantee for such tax or penalty.

13. <u>Term of Plan</u>. The Plan shall continue in effect until June 23, 2026, unless sooner terminated. Subject to Applicable Laws, Awards may be granted under the Plan upon its becoming effective.

14. <u>Amendment, Suspension or Termination of the Plan</u>.

(a) The Board may at any time amend, suspend or terminate the Plan; provided, however, that no such amendment shall be made without the approval of the Company's stockholders to the extent such approval is required by Applicable Laws, or if such amendment would change any of the provisions of Section 4(b)(vii) or this Section 14(a). Notwithstanding any other provision of the Plan to the contrary, the Board may, in its sole and absolute discretion and without the consent of any participant, amend the Plan or any Award Agreement, to take effect retroactively or otherwise, as it deems necessary or advisable for the purpose of conforming the Plan or such Award Agreement to any present or future law, regulation or rule applicable to the Plan, including, but not limited to, Section 409A.

(b) No Award may be granted during any suspension of the Plan or after termination of the Plan.

(c) No suspension or termination of the Plan (including termination of the Plan under Section 13, above) shall adversely affect any rights under Awards already granted to a Grantee.

15. <u>Reservation of Shares</u>.

(a) The Company, during the term of the Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

(b) The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

16. <u>Rights as a Stockholder</u>.

(a) A Grantee shall have no rights as a stockholder with respect to any Shares covered by an Award until the date of the issuance of such Shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such Shares are issued, except as provided in Section 10 or another provision of the Plan.

(b) During any period in which Shares acquired pursuant to an Award remain subject to vesting conditions, the Grantee shall have all of the rights of a stockholder of the Company holding shares of Common Stock, including the right to vote such Shares and to receive all dividends and other distributions paid with respect to such Shares, subject to the limitations set forth in Section 6(g)(iv) of the Plan.

17. <u>Delivery of Title to Shares</u>. Subject to any governing rules or regulations, the Company shall issue or cause to be issued the Shares acquired pursuant to an Award and shall deliver such Shares to or for the benefit of the Grantee by means of one or more of the following: (a) by delivering to the Grantee evidence of book entry shares of Common Stock credited to the account of the Grantee, (b) by depositing such Shares for the benefit of the Grantee with any broker with which the Grantee has an account relationship, or (c) by delivering such Shares to the Grantee in certificate form.

18. <u>Fractional Shares</u>. The Company shall not be required to issue fractional shares upon the exercise or settlement of any Award.

19. <u>No Effect on Terms of Employment/Consulting Relationship</u>. The Plan shall not confer upon any Grantee any right with respect to the Grantee's Continuous Active Service, nor shall it interfere in any way with his or her right or the right of the Company or any Related Entity to terminate the Grantee's Continuous Active Service at any time, with or without Cause, and with or without notice. The ability of the Company or any Related Entity to terminate the employment of a Grantee who is employed at will is in no way affected by its determination that the Grantee's Continuous Active Service has been terminated for Cause for the purposes of this Plan.

20. <u>No Effect on Retirement and Other Benefit Plans</u>. Except as specifically provided in a retirement or other benefit plan of the Company or a Related Entity, Awards shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Related Entity, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation. The Plan is not a "Retirement Plan" or "Welfare Plan" under the Employee Retirement Income Security Act of 1974, as amended.

21. <u>Forfeiture Events</u>.

     (a) The Administrator may specify in an Award Agreement that the Grantee's rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, termination of Continuous Active Service for Cause or any act by a Grantee, whether before or after termination of Continuous Active Service, that would constitute Cause for termination of Continuous Active Service, or any accounting restatement due to material noncompliance of the Company with any financial reporting requirements of securities laws as a result of which, and to the extent that, such reduction, cancellation, forfeiture, or recoupment is required by applicable securities laws, including, without limitation, Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

     (b) If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, any Grantee who knowingly or through gross negligence engaged in the misconduct, or who knowingly or through gross negligence failed to prevent the misconduct, and any Grantee who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002, shall reimburse the Company for (i) the amount of any payment in settlement of an Award received by such Grantee during the twelve- (12-) month period following the first public issuance or filing with the United States Securities and Exchange Commission (whichever first occurred) of the financial document embodying such financial reporting requirement, and (ii) any profits realized by such Grantee from the sale of securities of the Company during such twelve- (12-) month period.

22. <u>No Constraint on Corporate Action</u>. Nothing in this Plan shall be construed to: (a) limit, impair, or otherwise affect the Company's or a Related Entity's right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or (b) limit the right or power of the Company or a Related Entity to take any action which such entity deems to be necessary or appropriate.

23. <u>Unfunded Obligation</u>. Grantees shall have the status of general unsecured creditors of the Company. Any amounts payable to Grantees pursuant to the Plan shall be unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee Retirement Income Security Act of 1974, as amended. Neither the Company nor any Related Entity shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Grantee account shall not create or constitute a trust or fiduciary relationship between the Administrator, the Company or any Related Entity and a Grantee, or otherwise create any vested or beneficial interest in any Grantee or the Grantee's creditors in any assets of the Company or a Related Entity. The Grantees shall have no claim against the Company or any Related Entity for any changes in the value of any assets that may be invested or reinvested by the Company with respect to the Plan.

24. <u>Choice of Law</u>. Except to the extent governed by applicable federal law, the validity, interpretation, construction and performance of the Plan and each Award Agreement shall be governed by the laws of the State of California, without regard to its conflict of law rules.

APPENDIX B

Reconciliation of GAAP and Non-GAAP Financial Measures

The Compensation Discussion and Analysis section ("CD&A") of this Proxy Statement contains non-GAAP financial measures for net income per share, gross margin and operating margin. Lumentum believes this non-GAAP financial information provides additional insight into the Company's on-going performance and has therefore chosen to provide this information to investors for a more consistent basis of comparison and to help them evaluate the results of the Company's on-going operations and enable more meaningful period to period comparisons. Specifically, the Company believes that providing this information allows investors to better understand the Company's financial performance and, importantly, to evaluate the efficacy of the methodology and information used by management to evaluate and measure such operating performance. However, these measures may be different from non-GAAP measures used by other companies, limiting their usefulness for comparison purposes. The non-GAAP financial measures used in this Proxy Statement should not be considered in isolation from measures of financial performance prepared in accordance with GAAP. Investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool. In particular, many of the adjustments to our GAAP financial measures reflect the exclusion of items that are recurring and will be reflected in our financial results for the foreseeable future. Further, these non-GAAP financial measures may not be comparable to similarly titled measurements reported by other companies.

Non-GAAP earnings per share, non-GAAP gross margin and non-GAAP operating margin exclude certain items as set forth in the reconciliation tables below. The presentation of these and other similar items in Lumentum's non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent or unusual.

A quantitative reconciliation between GAAP and non-GAAP financial data with respect to historical periods is included in the table below.

	2019	2020	2021	2022	2023	2024
Net revenue	1,565.3	1,678.6	1,742.8	1,712.6	1,767.0	1,359.2
Gross profit on GAAP basis	425.9	650.2	783.1	788.6	569.0	251.5
Stock-based compensation	15.1	16.1	19.2	20.8	30.1	31.7
Abnormal excess capacity		6.6	-	-	-	20.7
Other charges related to non-recurring activities	48.9	35.8	23.1	10.6	43.3	28.3
Inventory write down due to product line exit	20.8	7.0	0.4	0.1	-	0.0
Intangible asset write-off					6.8	0.0
Integration related expense	6.6	4.9	-	-	12.1	24.5
Amortization of acquired intangibles	46.6	53.8	61.7	62.9	84.4	83.9
Restructuring and related charges	-	-	-	-	-	0.0
Amortization of fair value adjustments	54.6	5.8	-	-	17.8	8.3
Gross profit on non-GAAP basis	618.5	780.2	887.5	883.0	763.5	448.9
Gross margin* on GAAP basis	27.21%	38.73%	44.93%	46.05%	32.20%	18.50%
Gross margin* on non-GAAP basis	39.51%	46.48%	50.92%	51.56%	43.21%	33.03%
*gross margin is calculated as gross profit divided by revenue						
Income from operations on GAAP basis	(21.6)	204.1	527.0	303.3	(115.7)	(434.0)
Stock-based compensation	70.7	73.2	92.9	103.1	136.5	128.8
Stock-based compensation - acquisition related					11.9	0.0
Abnormal excess capacity						20.7
Intangible asset write-off		7.1	-	-	21.3	0.0

	2019	2020	2021	2022	2023	2024
Acquisition related costs	15.6	-	-	-	11.5	13.3
Integration related expense	9.6	17.1	0.7	-	28.6	37.1
Litigation matters					7.8	0.0
Other charges related to non-recurring activities	53.7	41.6	29.2	36.1	63.7	40.4
Inventory write down due to product line exit	20.8	7.0	0.4	0.1	-	0.0
Amortization of acquired intangibles	54.6	78.6	85.7	85.5	127.7	150.6
Amortization of fair value adjustments	54.6	5.8	-	-	17.8	8.3
Restructuring and related charges	31.9	8.0	7.7	(1.1)	28.1	72.6
Merger termination fee and related costs, net		-	(207.5)	-	-	0.0
Impairment charges	30.7	4.3	-	-	-	0.0
Income (loss) from operations on non-GAAP basis	320.6	446.8	536.1	527.0	339.2	37.8
Operating margin on a GAAP basis	-1.4%	12.2%	30.2%	17.7%	-6.5%	-31.9%
Operating margin on a non-GAAP basis	20.5%	26.6%	30.8%	30.8%	19.2%	2.8%
*operating margin is calculated as income (loss) from operations divided by revenue						
Net income on GAAP basis	(36.4)	135.5	397.3	198.9	(131.6)	(546.5)
Stock-based compensation	70.7	73.2	92.9	103.1	136.5	128.8
Stock-based compensation - acquisition related					11.9	0.0
Abnormal excess capacity						20.7
Intangible asset write-off		7.1	-	-	21.3	0.0
Gain on sale of product line		(14.5)	(0.7)	-	(1.0)	0.0
Acquisition related costs	15.6	-	-	-	11.5	13.3
Integration related expense	9.6	17.1	0.7	-	28.6	37.1
Litigation matters					7.8	0.0
Other charges related to non-recurring activities	53.7	41.6	29.2	36.1	63.7	40.4
Inventory write down due to product line exit	20.8	7.0	0.4	0.1	-	0.0
Amortization of acquired intangibles	54.6	78.6	85.7	85.5	127.7	150.6
Amortization of fair value adjustments	54.6	5.8	-	-	17.8	8.3
Restructuring and related charges	31.9	8.0	7.7	(1.1)	28.1	72.6
Other interest and (income) expense adjustments	(0.5)	(2.0)	-	-	-	0.0
Foreign exchange (gains) losses, net		1.4	4.4	(6.1)	(7.0)	-0.7
Non-cash interest expense on convertible notes and term loan	18.5	47.6	60.1	72.7	24.3	14.9
Unrealized (gain) loss on derivative liability	(8.8)	-	-	-	-	0.0
Merger termination fee and related costs, net		-	(207.5)	-	-	0.0
Impairment charges	30.7	4.3	-	-	-	0.0
Income tax adjustments	(10.2)	(26.4)	(12.0)	(40.0)	(24.3)	129.2
Net income on non-GAAP basis	304.8	384.3	458.2	449.2	315.3	68.7

	2019	2020	2021	2022	2023	2024
Net income per share on a GAAP basis	$(0.54)	$1.75	$5.07	$2.68	$(1.93)	$(8.12)
Net income per share on non-GAAP basis (diluted)	$4.25	$4.95	$5.84	$6.05	$4.56	$1.01
Shares used in per share calculation - diluted on GAAP basis	70.7	77.6	78.4	74.2	68.3	67.3
Non-GAAP adjustment	1.1		-	-	0.8	0.4
Shares used in per share calculation - diluted on non-GAAP basis	71.8	77.6	78.4	74.2	69.1	67.7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 29, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number 001-36861

Lumentum Holdings Inc.

(Exact name of Registrant as specified in its charter)

Delaware	**47-3108385**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1001 Ridder Park Drive, San Jose, California 95131

(Address of principal executive offices including Zip code)

(408) 546-5483

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, par value of $0.001 per share	LITE	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $2,152 million, based on the closing sales price of the registrant's common stock on December 29, 2023 (the last business day of the registrant's most recently completed second fiscal quarter) of $52.42 per share, as reported on the NASDAQ Stock Market. Shares of common stock held by officers, directors and holders of more than five percent of the outstanding common stock have been excluded from this calculation because such persons may be deemed to be affiliates.

As of August 14, 2024, the Registrant had 68.0 million shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the information called for by Part III of this Annual Report on Form 10-K are hereby incorporated by reference from the definitive proxy statement for the registrant's annual meeting of stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after the registrant's fiscal year ended June 29, 2024.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Annual Report") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements relate to, among other things, our markets and industry, products and strategy, the impact of export regulation changes, the expected benefits of our acquisitions, macroeconomic conditions, including supply chain conditions and inventory management by our customers, the effects of the COVID-19 pandemic, instability and uncertainty in the banking and financial services markets, and tightening credit markets on our business and results of operations, sales, gross margins, operating expenses, capital expenditures and requirements, liquidity, product development and research and development efforts, manufacturing plans, litigation, effective tax rates and tax reserves, our corporate and financial reporting structure, our plans for growth and innovation, our expectations regarding U.S.-China relations, market and regulatory conditions, trends and uncertainties in our business and financial results, and are often identified by the use of words such as, but not limited to, "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "project," "seek," "should," "target," "will," "would," "contemplate," "believe," "predict," "potential" and similar expressions or variations intended to identify forward-looking statements. These statements are based on the beliefs and assumptions of our management, which are in turn based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "Risk Factors" included under Part I, Item 1A of this Annual Report. Furthermore, such forward-looking statements speak only as of the date of this Annual Report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

PART I

ITEM 1.   BUSINESS

General

Overview

Lumentum Holdings Inc. ("we," "us," "our", "Lumentum" or the "Company") is an industry-leading provider of optical and photonic products essential to a range of cloud, artificial intelligence and machine learning ("AI/ML"), telecommunications, consumer, and industrial end-market applications. We operate in two end-market focused reportable segments, Cloud & Networking and Industrial Tech.

Our Cloud & Networking products include a comprehensive portfolio of optical and photonic components, modules, and subsystems supplied to cloud and communications network operators and network equipment manufacturers building cloud data center infrastructure, including products for AI/ML and data center interconnect ("DCI") applications, and communications service provider networks, including products for access (local), metro (intracity), long-haul (city-to-city and worldwide), and submarine (undersea) network infrastructure. Our Cloud & Networking products also support network equipment manufacturers building enterprise network infrastructure. Demand for our Cloud & Networking products is driven by the rapid growth in cloud and network capacity required for expanding cloud computing and services, including for AI/ML, streaming video and video conferencing, gaming, wireless and mobile devices, and internet of things ("IoT").

Our Industrial Tech products include solid-state lasers, kilowatt-class fiber lasers, diode lasers, ultrafast lasers, and gas lasers, which address applications in numerous end-markets. In the industrial manufacturing end-market, our lasers are incorporated into our customers' manufacturing machine tools used for the precision processing of materials in a range of industries including semiconductor device and microelectronics fabrication, electric vehicle and battery production, metal cutting and welding, and advanced manufacturing. Our lasers also address certain semiconductor inspection and life-science applications. Our products can also be used in the industrial end-market in imaging and sensing systems for process feedback and control, quality assurance, and waste reduction. Adoption of our products in the industrial end-market is driven by the needs of customers to advance semiconductor and microelectronics industry roadmaps, including those that support cloud data center and AI/ML infrastructure, and by Industry 4.0/5.0 trends, including increasing manufacturing precision and flexibility and reducing waste and environmental impact. Demand for our products in the industrial end-market is driven by end-customer investments in manufacturing capacity. In the consumer end-market, our laser light sources are integrated into our customers' 3D sensing cameras, which are used in mobile devices and other consumer electronics devices to enable applications including biometric identification, computational photography and virtual and augmented reality. In the automotive end-market, our lasers are used in our customers' LiDAR and other optical sensor devices, which are being used in advanced driver assistance systems ("ADAS") and in-cabin driver and occupant monitoring systems.

We have a global footprint that enables us to address global market opportunities for our products with employees engaged in research and development ("R&D"), administration, manufacturing, support and sales and marketing activities. We have manufacturing capabilities and facilities in North America, South America, Asia-Pacific and Europe. Our headquarters are located in San Jose, California, and we employed approximately 7,257 full-time employees around the world as of June 29, 2024.

Lumentum was incorporated in Delaware as a wholly owned subsidiary of JDS Uniphase Corporation ("JDSU") on February 10, 2015. In August 2015, we were spun-off from JDSU and became an independent publicly traded company through the distribution of our common stock by JDSU to its stockholders. In 2015, the remaining parent company, JDSU was renamed Viavi Solutions Inc. ("Viavi"). Our business traces its origins to Uniphase Corporation, which was formed in 1979 and became publicly traded in 1992. Uniphase was originally a supplier of commercial lasers, and later became a leading supplier of optical transmission products. In 1999, JDS Fitel Inc., a pioneer in products for fiber optic networking which was formed in 1981, merged with Uniphase to become JDSU, a global leader in optical networking. Subsequent acquisitions by JDSU broadened the depth and breadth of what is now Lumentum's businesses, as well as the intellectual property, technology and product offerings of the company. The fundamental laser and photonic component technologies which we acquired through various acquisitions form the basis of cloud and communications optical network infrastructure today. These technologies will continue to enable us to develop highly integrated products to satisfy our customers' ever-increasing needs for smaller, lower power and lower cost optical and photonic products.

In December 2018, we completed the acquisition of Oclaro, Inc. ("Oclaro"). This acquisition strengthened our product portfolio, by adding Oclaro's indium phosphide laser and photonic integrated circuit and coherent component and module capabilities which broadened our revenue mix and helps position us well to meet the future needs of our customers.

In August 2022, we completed the acquisition of NeoPhotonics Corporation ("NeoPhotonics"). The addition of NeoPhotonics expanded our opportunities in optical components used in cloud and telecom network infrastructure.

In August 2022, we completed a transaction to acquire IPG Photonics' telecom transmission product lines ("IPG telecom transmission product lines") that develop and market products for use in telecommunications and datacenter infrastructure, including coherent Digital Signal Processors ("DSPs"), application-specific integrated circuits ("ASICs") and optical transceivers.

In November 2023, we completed the acquisition of Cloud Light Technology Limited ("Cloud Light"). Cloud Light designs, markets, and manufactures advanced optical modules for data center interconnect applications. The acquisition enables us to be well-positioned to serve the growing needs of cloud and networking customers, particularly those customers focused on optimizing their data center infrastructure for the demands of AI/ML.

Industry Trends and Business Risks

Our business is driven by end-market applications leveraging the performance advantages of advanced optical and photonic solutions. We operate within global markets characterized by robust, long-term growth trends that are increasing demand for our products and technologies.

The convergence of factors including the growing reliance on data transmission, the rapid adoption of AI/ML, and the increasing digitalization of society is driving expansion in cloud data centers and the demand for higher-bandwidth network solutions. Lumentum's products and technologies are at the forefront of these trends, engineered to support increased data volumes and computational loads while meeting the industry's need for advanced network capabilities.

Additionally, the manufacturing industry's pursuit of higher precision, innovative materials, and improved efficiency fuels demand for industrial laser-based solutions. Lumentum is well-positioned to capitalize on this trend through the provision of ultrafast lasers for micromachining and advanced material processing, as well as laser-based 3D sensing and LiDAR technologies for applications across various sectors.

Our optical and photonic solutions, developed in close partnership with OEMs and end users, are well-positioned to capitalize on these emerging market opportunities. While we maintain a positive outlook on the long-term prospects for our products and technologies, we acknowledge the presence of industry and market risks and uncertainties. Fluctuations in supply and demand, exacerbated by the COVID-19 pandemic and subsequent inventory adjustments, coupled with evolving export regulations, have led to volatility in our financial performance and created uncertainty regarding future customer demand.

Industry Inventory Correction

In response to supply shortages caused by the COVID-19 pandemic, certain customers accumulated higher-than-normal inventory levels, including our products, as a precautionary measure. As supply constraints started easing, towards the latter half of fiscal year 2023, customers began reducing purchases of our products to align their inventory levels with more normalized levels of end-market demand. This inventory correction was amplified by similar actions subsequently taken by our customers' customers, who also sought to reduce their excess inventory by decreasing purchases. Consequently, our business has experienced a prolonged period of lower revenue, leading to significant underutilization of manufacturing capacity and reduced profit margins in fiscal year 2024. While we anticipate an eventual normalization of inventory levels across the supply chain, the timing and pace of this recovery remain uncertain and could be influenced by macroeconomic and financial market conditions.

For more information on risks associated with supply chain constraints and customer inventory, refer to Item 1A "Risk Factors" of this Annual Report.

Geopolitical Landscape Developments

As a global business with operations spanning diverse geographic regions, we are exposed to geopolitical risks. Fluctuations in the geopolitical landscape, including war, military conflicts, changes in export regulations, and shifts in national priorities and foreign relations policies, can significantly impact our business. For instance, modifications to trade restrictions and export regulations can adversely affect both product demand and our ability to supply customers, which would harm revenue and profit margins. Recent and continuing changes in export regulations pertaining to specific Chinese customers have resulted in substantial revenue losses from the Chinese market and inventory write-offs. Moreover, disruptions in our customers' supply chains due to geopolitical events could reduce or delay their demand for our products, ultimately impacting our revenue.

For more information on risks associated with the change in geopolitical landscape and regulatory actions, refer to Item 1A "Risk Factors" of this Annual Report.

Reportable Segments

Prior to fiscal year 2024, we operated in two reportable segments consisting of Optical Communications ("OpComms") and Commercial Lasers ("Lasers"). During the fiscal first quarter of 2024, our chief operating decision maker ("CODM") implemented changes in how he organizes the business, allocates resources, and assesses performance. We changed our organizational structure to better align with trends in our markets and our customer and product mix. Beginning in fiscal year 2024, our new operating segments are Cloud & Networking and Industrial Tech. The Cloud & Networking segment includes the Telecom & Datacom product lines that were previously part of the OpComms segment. The Industrial Tech segment includes the previous Lasers segment and the Industrial & Consumer product lines that were previously part of the OpComms segment. The two operating segments were primarily determined based on how the CODM views and evaluates our operations. The CODM regularly reviews operating results to make decisions about resources to be allocated to the segments and to assess their performance.

In conjunction with this change, our CODM began to evaluate each segment's performance and allocates resources based on segment revenue and segment profit, instead of gross profit, as our CODM believes segment profit is a more comprehensive profitability measure for each operating segment. Segment profit includes operating expenses directly managed by operating segments, including research and development, and direct sales and marketing expenses. Segment profit does not include stock-based compensation, acquisition or integration related costs, amortization and impairment of acquisition-related intangible assets, restructuring and related charges, and certain other charges. Additionally, we do not allocate certain marketing and general and administrative expenses, as these expenses are not directly attributable to our operating segments.

Comparative prior period segment information has been recast to conform to the new segment structure and segment profitability measure. The change in our operating segments had no impact on our previously reported consolidated results of operations, financial condition, or cash flows.

We do not track all of our property, plant and equipment by operating segments.

For the geographic identification of these assets and for further information regarding our operating segments, refer to "Note 17. Operating Segments and Geographic Information" to the consolidated financial statements.

<u>Cloud & Networking</u>

Markets

We maintain leading market positions in the fast-growing Cloud & Networking markets through our extensive product and technology portfolio and close relationships with a wide range of market leading customers. We provide a wide range of optical and photonic components, modules, and subsystems to support the high-speed transmission of data over high-capacity fiber optic links in cloud data center, AI/ML, enterprise and communications services networking applications. Customers include cloud and network service providers, AI infrastructure providers, and network equipment manufacturers ("NEMs"). Within cloud data center, AI/ML, and enterprise applications, our products are used in the high-speed interconnection of networked servers, AI accelerators, storage, and switches. Within communication service provider networking applications, our products are used in the infrastructure for high-capacity access (local), metro (intracity), long-haul (city-to-city and worldwide) and submarine (undersea) optical networks.

Customers

During fiscal 2024, 2023, and 2022, net revenue generated from a single customer which represented 10% or more of our total net revenue of the applicable fiscal year is summarized in the table below:

| | Years Ended | | |
	June 29, 2024	July 1, 2023	July 2, 2022
Google	18.9 %	*	*
Apple	*	12.1 %	28.7 %
Ciena	11.4 %	15.3 %	12.6 %
Nokia	*	10.5 %	*
*Represents less than 10% of total net revenue			

The convergence of cloud computing and artificial intelligence (AI) is driving rapid innovation and expansion in optical hardware for hyperscale cloud operators. The immense computational demands of training and running AI models are driving a shift to high-speed photonics from traditional electrical interconnects. Additionally, the surging data traffic generated by video streaming, search engines, e-commerce, and other cloud services fuels the expansion of data center infrastructure.

Photonic solutions offer substantial advantages over electrical connections, including ultra-fast data transmission at higher volumes and reduced susceptibility to electromagnetic interference. As a result, high-speed photonics are increasingly deployed to alleviate data traffic bottlenecks, accelerating AI model training and enhancing high-performance computing (HPC) efficiency. To address these challenges, web-scale companies are investing heavily in optical hardware solutions, including high-speed optical transceivers.

A key innovation within data center photonics is the adoption of 200G lane speed optical components, which double data transfer rates compared to traditional 100G lanes. This advancement can significantly accelerate AI and HPC applications, optimizes the utilization of compute cluster hardware, and positions data centers for future scaling as AI demands intensify.

To enable seamless data exchange between geographically dispersed data center units, high-speed data center interconnects (DCIs) are being constructed. DCI technology optimizes resource utilization by allowing cloud data centers to leverage computing power across multiple locations.

The exponential growth of data across industries is driving the expansion of long-haul, metro, and access networks. Dense wavelength-division multiplexing (DWDM) technologies are being leveraged to increase data speeds while reducing costs. High-end networking equipment must now handle both legacy and internet protocol traffic while meeting stringent requirements for bandwidth, scalability, speed, reliability, compactness, and cost-effectiveness.

The dynamic and unpredictable nature of network traffic demands agile optical networks capable of adapting to changing conditions. Technologies like Reconfigurable Optical Add-Drop Multiplexers (ROADMs), wavelength-selective switches, and tunable transmission products facilitate remote capacity adjustments, reducing the need for manual interventions.

Furthermore, the widespread deployment of 5G mobile networks and bandwidth-intensive applications is increasing data speeds at the network edge. This development further accelerates the need for capacity expansion across data center interconnects, metro regional networks, and long-haul networks.

Overall, the convergence of cloud computing, AI, and surging data demands is revolutionizing high-speed optical technologies. These advancements increase demand for faster, more reliable, and scalable data transmission across data centers and networks.

Offerings

Lumentum is a leading provider of high-speed optical transceivers and optical components that underpin today's AI and cloud computing applications. Optical transceivers and data interconnect solutions are essential for connecting servers, switches, and routers within data centers. We also manufacture key components used in optical transceivers and data interconnect solutions, including high-speed laser transmitters, photonic integrated circuits, and photodiodes, high-power laser light sources, as well as VCSELs and VCSEL arrays for short-reach data transmission. In data center interconnects, Lumentum offers both its own coherent pluggable transceivers and the underlying ultra-narrow linewidth laser and coherent components used by transceiver customers.

Beyond standard offerings, we deliver customized solutions tailored to specific customer needs, such as high-power laser sources, compact laser arrays, and advanced packaging schemes like co-packaged optics and integrated photonics assemblies.

In metro and long-haul optical networks, Lumentum offers a comprehensive suite of coherent and direct detect optical transmission components and modules and optical transport solutions. Our tunable transceivers and transmitter modules and high-speed coherent components, are essential to dense wavelength division multiplexing (DWDM) systems, and maximize fiber capacity and minimize cost per bit.

For transport solutions, we provide ROADMs, optical amplifiers, and optical channel monitors to efficiently switch, route, and condition optical signals. Our product range also encompasses pumps for optical amplifiers and passive components like switches, attenuators, and wavelength-division multiplexers (WDMs). Our product portfolio extends beyond individual components to include modules, circuit packs, and subsystems for amplification, switching, and wavelength management.

Lumentum's commitment to innovation, particularly in photonic integration, drives the development of optical products that meet the evolving demands of data centers. Each product generation offers enhanced functionality, reduced size, lower power consumption, and improved cost-effectiveness. By providing a wide range of innovative optical solutions, from components to integrated modules and subsystems, we enable our customers to build the high-performance data center and communication networks of today and engineer those of the future.

Strategy

In our Cloud & Networking segment, we are focused on technology leadership through innovation in close partnership with our customers, cost leadership and functional and vertical integration. We endeavor to align the latest technologies with industry leading, scalable manufacturing and operations to make us a valuable business and technology partner for cloud data center and network operators, AI/ML infrastructure providers, and NEMs. We aim to drive the next phase of data center infrastructure and communication data network scaling with technologies and products that are faster, more energy efficient, more agile and more reliable.

Competition

We compete against various public and private companies providing optical communications components, modules, and systems. Some of these competitors are also our customers for certain of our products.

Industrial Tech

Markets

Within the industrial market, our diode lasers serve as pump sources for high-power fiber lasers used in metal fabrication and other demanding applications. Our ultrafast lasers cater to industries such as printed circuit board manufacturing, semiconductor processing, electric vehicle battery production, solar cell production, and flat panel display fabrication, where precise micromachining is essential.

In the consumer electronics sector, our laser light sources are integral components of 3D sensing cameras used in smartphones, computers, and other consumer electronics devices. These 3D sensing capabilities enable applications such as biometric identification, augmented and virtual reality, and computational photography. Beyond consumer electronics, our lasers power emerging technologies such as automotive LiDAR for advanced driver assistance systems and industrial robotics.

Customers

During fiscal 2024, 2023, and 2022, there were no Industrial Tech customers which represented 10% or more of our total net revenue.

Trends

The industrial laser market is driven by the relentless pursuit of precision and efficiency in material processing. Fiber lasers have surpassed CO_2 lasers in sheet metal processing and welding due to their superior power, beam quality, power efficiency and cost-effectiveness. This technology empowers manufacturers across metal fabrication, automotive, and electronics to produce smaller, lighter, and more functional products from advanced materials.

The trend toward miniaturization necessitates precise micromachining with minimal heat impact. Solid-state and ultrafast lasers excel in these tasks, replacing traditional tools for processes like creating vias in circuit boards and singulating wafers. Ultrafast lasers, with their exceptionally short pulses, are particularly adept at the delicate and precise micromachining required in semiconductor, display, solar cell, and EV battery production.

In the consumer market, laser light sources are integral to 3D sensors used in mobile devices, gaming, payment systems, computers, and other consumer electronics. This technology enables real-time depth perception, transforming image capture and granting devices the ability to perceive the world in three dimensions. Applications span biometric identification, computational photography, virtual and augmented reality, and natural user interfaces. Furthermore, 3D sensing continues to find evolving applications in automotive autonomy and safety systems, industrial robotics, drones, and 3D object capture for imaging and printing.

Offerings

We also offer a comprehensive range of industrial lasers to address diverse manufacturing needs. Our fiber lasers deliver kilowatt-class output power and excellent beam quality, making them ideal for sheet metal processing and general manufacturing applications. Additionally, high-power, solid-state and ultrafast lasers are used by manufacturers for precision

machining tasks like drilling in printed circuit boards, wafer singulation, glass cutting, and solar cell scribing. Increasing global demand for various offerings such as renewable energy, semiconductor products, consumer electronics, flat panel displays, LEDs, and connected devices drives the adoption of our laser products for these micromachining applications. Our 3D sensing products are primarily laser light sources, including higher performance VCSELs and VCSEL arrays.

Our 3D sensing products are primarily laser light sources, including higher performance VCSELs and VCSEL arrays.

Strategy

In our Industrial Tech segment, we leverage our long-term relationships with OEM customers and our broad product and manufacturing technology portfolio to create innovative and valuable solutions that enable our customers to win in their markets. We also are expanding our addressable market and potential long-term growth opportunities by expanding into new markets that can benefit from our technologies, including photonic components and subsystems for industrial sensing applications.

Competition

We compete against various public and private companies in the industrial and consumer markets we serve.

Mergers and Acquisitions

We evaluate strategic opportunities regularly and, where appropriate, may acquire additional businesses, products, or technologies that are complementary to, or broaden the markets for our products. We believe we have strengthened our business model by expanding our addressable markets, customer base and expertise, diversifying our product portfolio and fortifying our core businesses through acquisitions as well as through organic initiatives.

On November 7, 2023, we completed the acquisition of Cloud Light (the "Cloud Light Closing Date"). Cloud Light designs, markets, and manufactures advanced optical modules for data center applications. The acquisition enables us to be well-positioned to serve the growing needs of Cloud & Networking customers, particularly those customers focused on optimizing their data center infrastructure for the demands of AI/ML. During fiscal 2023, we completed our acquisition of NeoPhotonics and IPG telecom transmission product lines. Refer to "Note 4. Business Combination" to the consolidated financial statements for additional information.

Research and Development

We devote substantial resources to research and development ("R&D") for the development of new and enhanced products to serve our current markets and attractive new markets for our technology. We also expend significant engineering resources to enhance both product performance and our ability to manufacture products in greater volume and at lower cost.

In our Cloud & Networking segment, we are maintaining our capability to provide leading products throughout the network, while focusing on several important sub-segments. We are making significant investments in next generation optical components for cloud data center and AI/ML applications, including higher speed and higher optical power laser chips for use in high-speed datacom transceivers and data interconnection solutions. We are also investing in the development of new high-speed optical transceiver modules for use in cloud data center, AI/ML, and DCI applications. We continue to invest in research and development to develop innovative components and modules for telecommunications networks, such as higher capacity ROADMs and tunable laser and coherent components and transceiver modules needed for long-haul and metro applications. We are also responding to market needs for higher levels of integration, including the integration of optics, electronics and software in our modules, subsystems and circuit packs.

In our Industrial Tech segment, we continue to develop new solid-state, fiber, and ultrafast short pulse lasers, that leverage our technologies. These products are targeted at serving customers engaging in the semiconductor device, solar cell, display, and electric vehicle and battery manufacturing markets as well as broader materials processing and precision micromachining end-markets. We also continue to develop new and enhanced laser diode products with higher performance and efficiency at lower cost for the consumer, automotive, and industrial end-markets.

Manufacturing

We use a combination of our own wafer fabrication facilities, or wafer fabs, assembly and test facilities, as well as third-party contract manufacturers to produce our products. Our significant manufacturing facilities are located in the United States, Thailand, China, the United Kingdom, Slovenia, and Japan.

In fiscal 2023, we expanded our manufacturing footprint with the acquisitions of NeoPhotonics and the IPG telecom transmission product lines. In fiscal 2024, we acquired Cloud Light which further added manufacturing facilities in Asia. We

have undertaken various initiatives to consolidate and restructure certain of our manufacturing and operational sites, particularly in light of efficiencies and synergies achievable from prior acquisitions, while also expanding overall manufacturing capacity for new and high growth product lines.

Our significant contract manufacturing partners are located primarily in Thailand, Taiwan, Malaysia and the Philippines. We rely on the capabilities of our contract manufacturers to plan and procure components and manage the inventory in these locations.

Sources and Availability of Raw Materials

We use various suppliers and contract manufacturers to supply parts and components for manufacturing and support of multiple product lines. Although our intention is to establish at least two sources of supply for materials whenever possible, for certain components we have sole or limited source supply arrangements. We may not be able to procure these components from alternate sources at acceptable prices and quality within a reasonable time, or at all, therefore, the risk of loss or interruption of such supply could impact our ability to deliver certain products on a timely basis. Risks associated with reliance on third parties for the timely and reliable delivery of raw materials are discussed in greater detail in Item 1A "Risk Factors" of this Annual Report.

Intellectual Property

Intellectual property rights that apply to our various products include patents, trade secrets and trademarks. We do not intend to broadly license our intellectual property rights unless we can obtain adequate consideration or enter into acceptable patent cross-license agreements. As of June 29, 2024, we owned approximately 1,025 U.S. patents and 1,100 foreign patents with expiration dates through 2044 and had approximately 790 patent applications pending throughout the world.

Seasonality

Our revenue may be influenced on a quarter-to-quarter basis by customer demand patterns and new product introductions. Some of our products may be incorporated into consumer electronic products, which are subject to seasonality and fluctuations in demand.

Backlog

Backlog consists of purchase orders for products for which we have assigned shipment dates.

As of June 29, 2024 and July 1, 2023, our backlog was $420.7 million and $389.9 million, respectively. Due to possible changes in product delivery schedules and cancellation of product orders, and because our sales often reflect orders shipped in the same quarter in which they are received, our backlog at any particular date is not necessarily indicative of actual revenue or the level of orders for any succeeding period. A significant portion of our revenue arises from vendor-managed inventory ("VMI") arrangements where the timing and volume of customer utilization is difficult to predict. Products that are shipped through VMI are not included in our reported backlog amounts above.

Human Capital Resources

As of June 29, 2024, we employed approximately 7,257 full-time employees, including approximately 5,248 employees in manufacturing, 1,256 employees in R&D and 753 employees in SG&A. Of the 7,257 employees, approximately 3.5% are represented by three national collective bargaining agreements with local chapters in Slovenia, Italy and Brazil and three labor unions in China. One of the collective bargaining agreements will be subject to renewal in December 2025. We believe that our relations with both our union and non-union employees are in good standing.

We believe that the future performance of our Company relies upon the strength of our employees, and our ability to recruit, retain, develop and motivate the services of executive, engineering, sales and marketing, and support personnel is critical to our success. We strive to meet these objectives by offering competitive pay and benefits in a diverse, inclusive and safe workplace and by providing opportunities for our employees to grow and develop their careers.

Competitive Pay and Benefits

We provide compensation and benefits packages that we believe are competitive within the applicable market. We use a combination of compensation and other programs (which vary by region and salary grade) to attract, motivate and retain our employees, including semi-annual or annual performance bonuses, stock awards, an employee stock purchase plan, health savings and flexible spending accounts, paid time off, family leave, tuition assistance programs, health and wellness benefits and programs, and on-site fitness centers. We review our benefits packages annually, or more frequently as needed, to ensure we remain competitive with our peers and continue to attract and retain talent throughout our organization.

Employee Recruitment, Retention and Development

We are committed to recruiting, hiring, retaining, promoting and engaging a diverse workforce to best serve our global customers. We have established relationships with professional associations and industry groups to proactively attract talent, and we partner with universities for our internship program. We believe that our commitment to our internship program and university partnerships contributes to developing the next generation of talent and provides a pipeline of recent college graduates into our talent pool.

Diversity, Inclusion & Belonging

Lumentum is committed to creating a diverse and inclusive workplace that includes employees with diverse backgrounds and experiences and believes employee and thought diversity delivers more innovation and ultimately better business results. As part of our efforts to continue to ensure Lumentum's practices support a culture of diversity we are committed to ensuring pay equity as a standard global practice, increasing the representation of underrepresented populations, increasing the percentage of women in all leadership positions, and developing a pipeline of future leaders through our early career hire initiatives for new employees. Our commitment and implementation of these practices also supports compliance with applicable laws and our business development efforts as many of our large customers have specific requirements for their suppliers in these areas relating to our workforce, responsible governance and ethical business practices. Helping to advance some of these efforts, Lumentum's Diversity, Inclusion, and Belonging Council is comprised of global representation from all of our business and functional organizations and our employee resource groups support women in North America, Switzerland, Slovenia, UK, Italy, and Japan, early career hires in North America and EMEA, Black, Asian American and Pacific Islander, LatinX in North America, LGBTQIA+, Persons with Disabilities, Working Parents, and our Veteran employees.

Material Government Regulations

Our business activities are international and subject us to various federal, state, local and foreign laws in the countries in which we operate, and our products and services are subject to certain laws and regulations affecting the sale of our products.

Environment

Our R&D, manufacturing and distribution operations involve the use of hazardous substances and are regulated under international, federal, state and local laws governing health and safety and the environment. We apply strict standards for protection of the environment and occupational health and safety to sites inside and outside the United States, even if not subject to regulation imposed by foreign governments. We believe that our properties and operations at our facilities comply in all material respects with applicable environmental laws and occupational health and safety laws. However, the risk of environmental liabilities cannot be completely eliminated, and there can be no assurance that the application of environmental and health and safety laws will not require us to incur significant expenditures. We are also regulated under a number of international, federal, state and local laws regarding recycling, product packaging and product content requirements. The environmental, product content/disposal and recycling laws are gradually becoming more stringent and may cause us to incur significant expenditures in the future.

In connection with our separation from JDSU and trading as an independent public company, we agreed to indemnify Viavi for any liability associated with contamination from past operations at all properties transferred to us from Viavi, to the extent the resulting issues primarily related to our business. We have not been presented with any claims to date.

Global Trade and Export Controls

As our business operates in many global jurisdictions, the import and export of our products and services are subject to laws and regulations including international treaties, U.S. export controls and sanctions laws, customs regulations, and local trade rules around the world which vary widely across different countries and may change from time-to-time. Such laws, rules and regulations may delay the introduction of some of our products or impact our competitiveness through restricting our ability to do business in certain places or with certain entities and individuals, or by requiring us to comply with laws concerning transfer and disclosure of sensitive or controlled technology. For example, the U.S. and other governments have imposed restrictions on the import and export of, among other things, certain telecommunications products and components. The consequences of any failure to comply with domestic and foreign trade regulations and export controls could limit our ability to conduct business in certain areas or with certain customers.

For additional information concerning regulatory compliance and a discussion of the risks associated with governmental regulations that may materially impact us, refer to Item 1A "Risk Factors" of this Annual Report.

International Operations

During fiscal 2024, 2023 and 2022, net revenue from customers outside the United States based on the geographic region and country where our product is initially shipped represented 73.8%, 86.3% and 89.8% of net revenue, respectively. Frequently, customers request shipment of our products to their factories, contract manufacturer factories, or other locations in countries that differ from their headquarter location. Our net revenue is primarily denominated in U.S. dollars, including our net revenue from customers outside the United States based on customer shipment locations as described above. Refer to "Note 17. Operating Segments and Geographic Information" to the consolidated financial statements. For information regarding risks associated with our international operations, refer to Item 1A "Risk Factors" of this Annual Report.

Available Information

Our website is located at www.lumentum.com, and our investor relations website is located at www.investor.lumentum.com. Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as amended, are available free of charge on our investor relations website as soon as reasonably practicable after we file such material electronically with or furnish it to the Securities and Exchange Commission (the "SEC"). The SEC also maintains a website that contains our SEC filings at www.sec.gov.

Investors and others should note that we routinely use the Investors section of our website to announce material information to investors and the marketplace. While not all of the information that the Company posts on its corporate website is of a material nature, some information could be deemed to be material. Accordingly, the Company encourages investors, the media and others interested in the Company to review the information that it shares on www.lumentum.com. Information in, or that can be accessed through, our website is not incorporated into this Form 10-K.

ITEM 1A. RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before making a decision to invest in our common stock. Our business, financial condition, results of operations or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations and prospects could be adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risk Factor Summary

Our business operations are subject to numerous risks, factors and uncertainties, including those outside of our control, which could cause our actual results to be harmed, including risks regarding the following:

Risks Related to our Business

- unfavorable economic and market conditions;

- our reliance on a limited number of suppliers and customers;

- order cancellations, reductions or delays in delivery schedules by our customers or distributors;

- failure of banking institutions and liquidity concerns at other financial institutions;

- our backlog may not be an accurate indicator of our level and timing of future revenue;

- our gross margins and operating margins may vary overtime;

- challenges relating to supply chain constraints;

- changes in technology and intense competition;

- our ability to sell to a significant customer, as well as tariffs and other trade and export restrictions between the U.S. and China;

- the impact of a widespread health crisis;

- our international operations structure;

- volatility and maintenance of our real property portfolio;

- our ability to timely procure components needed to manufacture our products;

- our ability to manufacture our products;

- our leverage in negotiations with large customers;

- design and manufacturing defects or quality issues in our products;

- changes in laws and the adoption and interpretation of administrative rules and regulations, including U.S. and international customs and export regulations;

- our strategic transactions and implementation strategy for our acquisitions, including the recently completed acquisition of Cloud Light;

- restructuring and related charges;

- changes in spending levels, demand and customer requirements for our products;

- changes in tax laws;

- fluctuations in foreign currency;

- our future capital requirements;

- actual or perceived security or privacy breaches or incidents, as well as defects, errors or vulnerabilities in our technology and that of third-party providers;

- the unpredictability of our results of operations;

- our ability to protect our product and proprietary rights;

- factors relating to our intellectual property rights as well as the intellectual property rights of others; and

- litigation risks, including intellectual property litigation;

- our reliance on licensed third-party technology; and

- our ability to maintain an effective system of disclosure controls and internal control over financial reporting

Risks Related to Human Capital

- our ability to hire and retain key personnel

- the effects of immigration policy on our ability to hire and retain employees; and

- employment related disputes and claims

Risks Related to Legal, Regulatory and Compliance

- our ability to obtain government authorization to export our products; and

- changes in social and environmental responsibility regulations, policies and provisions, as well as customer and investor demands

Risks Related to Our Common Stock

- the volatility of the trading price of our common stock;

- our ability to service our current and future debt;

- dilution related to our convertible notes;

- our intention not to pay dividends for the foreseeable future;

- provisions of Delaware law and our certificate of incorporation and bylaws that may make a merger, tender offer or proxy contest difficult; and

- exclusive forum provisions in our bylaws

Risks Related to Our Business

Our operating results may be adversely affected by unfavorable changes in macroeconomics and market conditions and the uncertain geopolitical environment.

Our business and operating results depend significantly on general market and economic conditions. The current global macroeconomic environment is volatile and continues to be significantly and adversely impacted by inflation and a dynamic demand environment. Additionally, instability in the global credit markets, the impact of uncertainty regarding inflation, banking instability, capital expenditure reductions, unemployment, stock market volatility, the instability in the geopolitical environment in many parts of the world (including as a result of the on-going Russia-Ukraine war, Israel-Hamas war, and China-Taiwan relations), the current economic challenges in China, including global economic ramifications of Chinese economic difficulties, and other disruptions may continue to put pressure on global economic conditions. Further, conditions in the global economy have an inherent degree of uncertainty. As a result, it is difficult to estimate the level of growth or contraction of the global economy as a whole. It is even more difficult to estimate growth or contraction in various parts, sectors, and regions of the economy, including the markets in which we participate. All aspects of our forecasts depend on estimates of growth or contraction in the markets we serve.

Adverse changes to and uncertainty in the global economy has affected industries in which our customers operate and has resulted in decreases in the rate of demand, consumption or use of certain of our customers' products which, in turn, has resulted in, and may continue to result in decreased demand for our products, revenue fluctuations, increased price competition for our products, and increased the risk of excess and obsolete inventories as well as higher overhead costs as a percentage of revenue. Additionally, customers who had built up large inventories when supply chains were tight are now bringing down inventories as supply constraints are easing and in some cases these customers have delayed projected shipments. These losses or delays of orders have harmed our revenue and profitability and future losses or delays may further harm our results of operations. The impact of economic challenges on the global financial markets could further negatively impact our operations by affecting the solvency of our customers, the solvency of our key suppliers or the ability of our customers to obtain credit to finance purchases of our products. Further, supply chain disruptions have led and may continue to lead to increased costs and have harmed and may continue to harm our ability to meet customer demand, adversely affecting our revenue and profitability. If global economic and market conditions, or economic conditions in key markets, remain uncertain or deteriorate further, our prospects for growth may be negatively impacted, and we may experience material and adverse impacts on our business, operating results, and financial condition.

We depend on a limited number of suppliers for raw materials, packages and components, and any failure or delay by these suppliers in meeting our requirements could have an adverse effect on our business and results of operations.

We purchase raw materials, packages and components from a limited number of suppliers, who are often small and specialized. Additionally, some of our suppliers are our sole sources for certain materials, equipment and components. We depend on the timely and continued supply and quality of the materials, packages and components that our suppliers supply to us. We have not entered into long-term agreements with many of these suppliers. We do not have a guarantee of supply from these suppliers and as a result, there is no assurance that we would be able to secure the equipment or components that we require, in sufficient quantity, quality and on reasonable terms. Our business and results of operations have been, and could continue to be, adversely affected by this dependency. Alternative sources to mitigate the risk that the failure of any sole supplier will adversely affect our business are not feasible in all circumstances. If we were to lose any one of these or other critical sources, or there is as an industry-wide increase in demand for, or the discontinuation of, raw materials used in our products, it could be difficult for us, or we may be unable, to find an alternative supplier or raw material, in which case our operations could be adversely affected.

Specific concerns we periodically encounter with our sole suppliers or limited number of suppliers include receipt of defective parts or contaminated materials, stoppages or delays of supply, insufficient resources to supply our requirements, substitution of more expensive or less reliable materials, increases in the price of supplies, and an inability to obtain reduced pricing from our suppliers in response to competitive pressures. Furthermore, the COVID-19 pandemic and related supply chain disruptions and labor market constraints have created heightened risk that sole suppliers or limited number of suppliers may be unable to meet their obligations to us. Difficulties in obtaining the materials, or services used in the conduct of our business or additional fees or higher prices to do so, have adversely affected our revenue and results of operations, and further challenges or decisions to seek alternate suppliers to secure supply in order to meet demand would increase our costs and reduce our profitability.

Our financial results may be adversely affected due to changes in product demand impacted by recessions, increases in interest rates, stagflation and other economic conditions.

Customer demand for our products may be impacted by weak economic conditions, inflation, stagflation, recessionary or lower-growth environments, rising interest rates, tightening credit markets, equity market volatility or other negative economic factors in the U.S. or other countries. For example, under these conditions or expectation of such conditions, our customers may cancel orders, delay purchasing decisions or reduce their use of our services. In addition, these economic conditions could result in higher inventory levels and the possibility of resulting excess capacity charges from our contract manufacturers if we need to slow production to reduce inventory levels. Further, in the event of a recession or threat of a recession our contract manufacturers, suppliers and other third-party partners may suffer their own financial and economic challenges and as a result they may demand pricing accommodations, delay payment, or become insolvent, which could harm our ability to meet our customer demands or collect revenue or otherwise could harm our business. Similarly, disruptions in financial and/or credit markets may impact our ability to manage normal commercial relationships with our contract manufacturers, customers, suppliers and creditors and could cause us to not be able to continue to access preferred sources of liquidity when we would like, and our borrowing costs could increase. Thus, if the current economic conditions continue to deteriorate or experience a sustained period of weakness or slower growth, our business and financial results could be materially and adversely affected.

Our ability to sell our products to a significant customer has been restricted.

In August 2020, the Bureau of Industry and Security of the U.S. Department of Commerce ("BIS") issued final rules that further restricted access by Huawei Technologies Co. Ltd. ("Huawei") to items produced domestically and abroad from U.S. technology and software. The final rules prevent us from selling certain products subject to the Export Administration Regulations ("EAR") to identified Huawei entities without a license issued by BIS. Further, even if there are products unaffected by the rule or for which we are able to obtain an export license, Huawei may not be able to source products from other suppliers due to the final rules, which could impact Huawei's demand for our products. We are dependent upon our ability to obtain export licenses or use exceptions to export license requirements, from U.S. and other foreign regulatory agencies. In certain cases, the exceptions are technical and fact specific and may be open to interpretation. There is no assurance that we will be issued these licenses or be able to make use of these exceptions, and failure to obtain such licenses or exceptions could limit our ability to sell our products into certain countries and negatively impact our business, financial condition and operating results. We have submitted voluntary disclosures to BIS regarding certain product shipments we made to Huawei following the adoption of the final rules. While we have received requests for additional information in this matter, we have not yet received any determinations from BIS. In the event that we are found to have violated the EAR, even inadvertently, we may be subject to significant monetary and non-monetary penalties, criminal proceedings or a denial of export privileges.

Under the current regulatory regime, our business with Huawei has been significantly more limited than it was in the past, and is now completely restricted. For example, we are currently unable to supply any products and may be limited or unable to work with Huawei on future product developments while Huawei remains on the Entity List, which has negatively impacted our revenue from Huawei and has negatively impacted our financial condition and results of operations. Huawei may seek to obtain similar or substitute products from our competitors that are not subject to these restrictions, or to develop similar or substitute products themselves.

We cannot be certain what additional actions the U.S. government may take with respect to Huawei or other entities in China or other countries, including additional changes to the Entity List restrictions, export regulations, tariffs or other trade restrictions. We are unable to predict the duration and scope of the restrictions enacted in May 2019 and thereafter, including the restrictions on Huawei's access to foreign-made chips made using U.S. technology which could have a long-term adverse effect on our business. The U.S. government also added other customers of ours to the Entity List, such as FiberHome Technologies Group in May 2020, and may continue to do so or otherwise restrict our ability to ship products which may harm our business, financial condition and results of operations. BIS has continued to add other China-based technology companies to the Entity List, including those tied to super computing and artificial intelligence, further expanding the scope of companies subject to trade and export restrictions. In addition, various other U.S. agencies have implemented and are considering additional changes to regulations to increase controls over advanced computing chips/computers and related technologies. Any further limitation that impedes our ability to export or sell our products and services could materially adversely affect our business, results of operations, financial condition and cash flows.

We also manufactured customized products for Huawei, and therefore have been unable to sell certain finished goods inventory to alternative customers or may be unable to utilize such manufacturing capabilities for products for alternative customers. In addition, we sold various non-customized products to Huawei in which Huawei represents a significant portion of the related products' demand. We have taken charges for common components which became excess as a result of the inability to sell to Huawei. Additional charges may also occur with respect to customized products that we manufacture for other customers in the event that such customers were to be added to the Entity List or otherwise if our ability to sell to such

customers were restricted. We believe this trade and export uncertainty has caused and may in the future cause delays or cancellations, which could adversely affect our business, financial conditions and operating results. For example, in December 2023, we were notified by certain critical IC suppliers that service the industry broadly that their products do not comply with the latest export regulations. Consequently, we stopped all of our product shipments to Huawei, our historically largest networking customer in China in the beginning of calendar year 2024. We expect the export restrictions related to Huawei will continue, and we may be subject to additional export restrictions that may adversely impact our business.

Inflation and increased borrowing costs could impact our cash flows and profitability.

Prolonged periods of inflation may continue to adversely affect our business, results of operations, financial condition and liquidity by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers. Inflation has resulted in and may continue to result in higher interest rates and capital costs, supply shortages, increased costs of labor and other similar effects. As a result of inflation, we are subject to risk from increasing market prices of certain components, supplies, and raw materials, which are incorporated into our products or used by our manufacturing partners or suppliers to manufacture our products. These components, supplies and commodities have from time-to-time become restricted, or general market factors and conditions have affected pricing of such components, supplies and raw materials (such as inflation or supply chain constraints), and future restrictions or market conditions impacting pricing may adversely affect our business and results of operations. In addition, higher interest rates and tightening credit markets may impact our customers and partners and their ability to purchase products or pay in a timely manner may be adversely impacted.

Unstable market and economic conditions and adverse developments with respect to financial institutions and associated liquidity risk may have serious adverse consequences on our business and financial condition.

Disruptions in access to bank deposits or lending commitments due to bank failures could materially and adversely affect our liquidity, our business and financial condition. Even with our continued effort to mitigate counterparty risk by working with highly liquid, well capitalized counterparties, the failure of any bank in which we deposit our funds could reduce the amount of cash we have available for our operations or delay our ability to access such funds. Any such failure may increase the possibility of a sustained deterioration of financial market liquidity. The value of our investment portfolio could also be impacted if we hold debt instruments which were issued by any institutions that fail or become illiquid. Our ability to obtain raw materials for our supply chain and collections of cash from sales may be unduly impacted if any of our vendors or customers are affected by illiquidity events.

Our backlog may not be an accurate indicator of our level and timing of future revenues.

Our backlog may not be a reliable indicator of future operating results. As customer buying patterns normalize, order growth moderates, and supply chain conditions improve, we expect our backlog to reduce to a level generally in line with historical levels. Further, customer behaviors have been changing as a result of worldwide macroeconomic factors, which has reduced demand and may continue to reduce demand for certain of our products and services. If we are not able to respond to and manage the impact of these supply challenges and behavioral changes effectively, or if general macroeconomic conditions or conditions in the industries in which we operate deteriorate, our business, operating results, financial condition, and cash flows could be adversely affected.

We expect our gross margins and operating margins to vary over time.

Our gross margins, operating margins and segment profit are expected to vary, and may be adversely affected in the future by numerous factors, including, but not limited to:

- an increase or decrease in demand of our products;

- changes in product mix;

- increased price competition in one or more of the markets in which we compete;

- modifications to our pricing strategy to gain or retain footprint in markets or with customers;

- currency fluctuations that impact our costs or the cost of our products to our customers;

- inflation;

- increases in material, labor, manufacturing, logistics, warranty costs, or inventory carrying costs;

- issues with manufacturing or component availability;

- issues relating to the distribution of our products, quality or efficiencies;

- increased costs due to changes in component pricing or charges incurred due to the inaccurately forecasting product demand or underutilization of manufacturing capacity;

- warranty related issues;

- factors beyond our control such as natural disasters, climate change, acts of war or terrorism, and public health emergencies;

- changing market, economic, and political conditions, including the impact of tariffs and other trade restrictions, regulatory restrictions on imports or exports or efforts to withdraw from or materially modify international trade agreements, or

- our introduction of new products and enhancements, or entry into new markets with different pricing and cost structures.

We have also seen, and may continue to see, our gross margins negatively impacted by increases in component costs, logistics costs, elevated inventory balances, and pricing pressure. Failure to sustain or improve our gross margins reduces our profitability and may materially and adversely affect our business, financial condition and results of operations.

Challenges relating to supply chain constraints, including semiconductor components, could adversely impact our business, results of operations and financial condition.

Due to increased demand across a range of industries, our business and customers' businesses have experienced and could experience supply constraints due to both constrained manufacturing capacity, as well as component parts shortages. These supply constraints have adversely affected and could further affect availability, lead-times and cost of components, and could increase the likelihood of unexpected cancellations or delays of previously committed supply of key components. These challenges have resulted in extended lead-times to our customers and have had a negative impact on our ability to recognize associated revenue and have resulted in and may continue to result in an increase in accelerated ordering for certain of our products. As a result of accelerated ordering, our customers have had inventory backlog that they are now managing down, resulting in reduced ordering as compared to recent levels. Ordering patterns may be difficult to predict and we have experienced and may continue to experience negative impacts to our revenue and profitability as well as our ability to achieve our forecasts.

We continue to work with our suppliers to ensure that we are able to continue manufacturing and distributing our products, and in the quantities requested by our customers. Any disruption in the supply of the raw materials, packaging or components used in the manufacture and delivery of our products could have a material adverse impact on our business, financial condition and results of operations. Limits on manufacturing availability or capacity or delays in production or delivery of components or raw materials could delay or inhibit our ability to obtain supply of components and produce finished goods inventory, and there can be no assurance that the supply chain impacts will not reoccur in the future. These supply chain constraints and their related challenges could result in shortages, increased material costs or use of cash, engineering design changes, and delays in new product introductions, each of which could adversely impact our business, results of operations and financial condition.

Changing technology and intense competition require us to continuously innovate while controlling product costs, and our failure to do so may result in decreased revenues and profitability.

The markets in which we operate are dynamic and complex, and our success depends upon our ability to deliver both our current product offerings and new products and technologies on time and at acceptable prices to our customers. The markets for our products are characterized by rapid technological change, frequent new product introductions and enhancements, substantial capital investment, changes in customer requirements, continued price pressures and a constantly evolving industry. Historically, these pricing pressures have led to a continued decline of average selling prices across our business and we expect that these historical trends will continue. The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and the accurate prediction of technology and market trends. The introduction of new products also often requires significant investment to ramp up production capacity, the benefit of which may not be realized if we are not successful in the production of such products or if customer demand does not develop as expected. Ramping of production capacity also entails risks of delays which can limit our ability to realize the full benefit of new product introductions. We cannot assure you that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully, if at all, or on a timely basis. We also cannot assure you that potential markets for our new products will materialize on the timelines we anticipate, or at all, or that our technology will meet our customers' specifications. Our future performance will depend on the successful development, introduction, deployment and market acceptance of new and enhanced features and products that meet our customers' current and future needs. Future demand for our products is uncertain and will primarily depend on continued technological development and the introduction of new or enhanced products.

If this does not continue, sales of our products may decline which could adversely impact our business, results of operations and financial condition.

The market for optical communications products in particular has matured over time and these products have increasingly become subject to commoditization. Both legacy competitors as well as new entrants, predominantly Asia-based competitors, have intensified market competition in recent years leading to pricing pressure. To preserve our revenues and product margin structures, we remain reliant on an integrated customer and market approach that anticipates end customer needs as requirements evolve. We also must continue to develop more advanced, differentiated products that command a premium with customers, while conversely continuing to focus on streamlining product costs for established legacy products. If we fail to continue to develop enhanced or new products that enable us to increase revenues while maintaining consistent margins, or over time are unable to adjust our cost structure to continue to competitively price more mature products, our financial condition and results of operations could be materially and adversely affected.

We rely on a limited number of customers for a significant portion of our sales; and the majority of our customers do not have contractual purchase commitments.

We have consistently relied on a small number of customers for a significant portion of our sales, and in certain of our markets, such as imaging and sensing and commercial lasers, this customer concentration is particularly acute. We expect that this customer concentration will continue in the future, and we expect that our financial performance in certain business lines and growth prospects will continue to depend in part on a small number of customers. Many of our customers purchase products under purchase orders or under contracts that do not contain volume or long-term purchase commitments. Therefore, these customers may alter their purchasing behavior with little or no notice to us for various reasons, including developing, or, in the case of our distributors, their customers developing, their own product solutions; choosing to purchase or distribute product from our competitors; incorrectly forecasting end market demand for their products; or experiencing a reduction in their market share in the markets for which they purchase our products. Additionally, increased inventory at our customers has impacted our revenue, as our customers have decided to lower their inventory levels and these impacts are expected to continue in the near term and in future periods. As a result, it is difficult to forecast our revenues and to determine the appropriate levels of inventory required to meet future demand. For example, we have from time-to-time experienced excess and obsolete charges due to customer transitions to the next generation of products. We may also experience increased inventory levels and increased carrying costs and risk of excess or obsolete inventory due to unanticipated reductions in purchases by our customers. In addition, customers provide us with their expected forecasts for our products several months in advance, but these customers may decrease, cancel or delay purchase orders already in place, including on short notice, or may experience financial difficulty which affects their ability to pay for products, particularly in light of the global macroeconomic uncertainty, and have done so from time-to-time, and the impact of any such actions may be intensified given our dependence on a limited number of large customers. We cannot accurately predict what or how many products our customers will need in the future. Anticipating demand is difficult because our customers face unpredictable demand for their own products and in recent periods have become increasingly focused on cash preservation and tighter inventory management.

In addition, changes in the business requirements, vendor selection, project prioritization, financial prospects, capital resources, and expenditures, or purchasing behavior (including product mix purchased or timing of purchases) of our key customers, or any real or perceived quality issues related to the products that we sell to such customers, have led to decreased sales to such customers or delays or cancellations of planned purchases of our products or services, which has unfavorably impacted our revenues and operating results, and may continue to impact our business and results of operations. We may also experience pricing pressure with certain of our customers that may adversely affect our revenue and margins, or, if the ongoing relationship no longer benefits us, we may decide to suspend or terminate our relationship with such customers. There are also continuing trade tensions, including an uncertain regulatory environment, in the U.S. and countries in Asia, and in particular, China, which have impacted and could continue to materially impact our sales to key customers in these regions. Further, we may be required to purchase raw materials, increase production capacity or make other changes to our business to accommodate certain large customers. If forecasted orders do not materialize, we may need to reduce investment in R&D activities, we may fail to optimize our manufacturing capacity and incur charges for such underutilization, we may incur liabilities with our suppliers for reimbursement of capital expenditures, or we may have excess inventory. In addition, if we incur expenses in response to forecasted demand and do not have a corresponding increase in revenue, our profitability may suffer. Any of these factors could adversely affect our business, financial condition and results of operations.

Intense competition in our markets may lead to an accelerated reduction in our prices, revenues, margins and market share.

The end markets for optical products have experienced significant industry consolidation during the past few years. We expect this trend to continue as companies attempt to strengthen or hold their market positions in an evolving industry and as companies are acquired or are unable to continue operations. As a result, the markets for optical subsystems, components and laser diodes are highly competitive and the intensity of such competition is increasing. Our current competitors include a number of domestic and international public and private companies, many of which may have substantially greater financial, technical, marketing and distribution resources and brand name recognition than we have. As we expand into new markets, we face competition not only from our existing competitors, but also from new competitors, including existing companies with strong technological and sales positions in those markets. We may not be able to compete successfully against either current or future competitors, particularly, in light of increasing consolidation. Our competitors may continue to enter markets or gain or retain market share through introduction of new or improved products or with aggressive low pricing strategies that may impact the efficacy of our approach. These competitors may be able to devote greater resources than we can to the development, promotion, sale and support of their products. Additionally, the merger or consolidation of significant competitors have resulted in, and will likely result in, competitors with greater resources, which may enable them to offer a different market approach, or a lower cost structure through economies of scale or other efficiencies that we may be unable to match and which may intensify competition in the various markets. Further, our competitors may seek to vertically integrate by buying suppliers that also supply products or components to us, which could enable them to further reduce prices, or could increase our costs. Our current or potential customers may also determine to develop and produce products for their own use which may be competitive to our products. Such vertical integration could reduce the market opportunity for our products. Increased competition could result in significant price erosion, reduced revenue, lower margins or loss of market share, any of which would significantly harm our business.

We are subject to risks arising from our international operations, which may adversely affect our business, financial condition, and results of operations.

We derive a majority of our revenue from our international operations, and we plan to continue expanding our business in international markets in the future. In addition, we have extensive international manufacturing capabilities through third-party contract manufacturers, as well as through our own international facilities, with employees engaged in R&D, administration, manufacturing, support and sales and marketing activities.

As a result of our international operations, in addition to similar risks we face in our U.S. operations, we are affected by economic, business, regulatory, social, and political conditions in foreign countries, including the following:

- adverse social, political and economic conditions, such as inflation, rising interest rates and risk of global or regional recession;

- effects of adverse changes in currency rates;

- impacts related to business disruptions and restrictions related to pandemics and endemics, such as COVID-19, including supply chain disruptions and labor shortages and differential impacts in different regions and geographies;

- changes in general IT spending;

- less effective protection of intellectual property;

- the imposition of government controls, inclusive of critical infrastructure protection;

- changes in or limitations imposed by trade protection laws or other regulatory orders or requirements in the United States or in other countries, including tariffs, sanctions, or other costs or requirements which may affect our ability to import or export our products from various countries or increase the cost to do so, including government action to restrict our ability to sell to foreign customers where sales of products may require export licenses (See Risk Factor entitled "Our ability to sell our products to a significant customer has been restricted"); the restrictions in China on the export of gallium and germanium; and increased tariffs on various products that have been proposed and implemented by the U.S. government and other non-U.S. governments;

- the imposition of sanctions on customers in China may cause those customers to seek domestic alternatives to our products, including developing alternatives internally, and our customers demand for our products could be impacted by their inability to obtain other materials subject to sanctions. For example, sanctions on sales to certain parties of U.S. semiconductors and semiconductor equipment has caused a delay in 5G deployment in China while the affected companies seek alternative solutions, which has reduced the demand for our products from some of our Chinese

customers;

- varying and potentially conflicting laws and regulations;

- overlapping, differing or more burdensome tax structure and laws;

- markets for 5G infrastructure not developing in the manner or in the time periods we anticipate, including as a result of unfavorable developments with evolving laws and regulations worldwide;

- wage inflation or a tightening of the labor market;

- the impact of recessions and other economic conditions in economies outside the United States, including, for example, dips in the manufacturing Purchasing Managers Index as well as the Institute for Supply Management data in the Eurozone;

- tax and customs changes that adversely impact our global sourcing strategy, manufacturing practices, transfer-pricing, or competitiveness of our products for global sales;

- volatility in oil prices and increased costs, or limited supply of other natural resources;

- political developments, geopolitical unrest or other conflicts in foreign nations, including Brexit, the Russia-Ukraine war, the Israel-Hamas war and political developments in Hong Kong and Taiwan and the potential impact such developments or further actions could have on our customers in the markets in which we operate; and

- the impact of the following on service provider and government spending patterns as well as our contract and internal manufacturing: political considerations, changes in or delays in government budgeting processes, unfavorable changes in tax treaties or laws, unfavorable events that affect foreign currencies on an absolute or relative basis, natural disasters, epidemic disease, labor unrest, earnings expatriation restrictions, misappropriation of intellectual property, military actions, acts of terrorism, political and social unrest and difficulties in staffing and managing international operations.

Additionally, our business is impacted by fluctuations in local economies and currencies. Global economic volatility has significantly impacted the foreign exchange markets, and the currencies of various countries in which we operate and have significant volume of local-currency denominated expenses have seen significant volatility. We expect such volatility to continue, which could negatively impact our results by making our non-U.S. operations more expensive when reported in U.S. dollars, primarily due to the costs of payroll.

Moreover, local laws and customs in many countries differ significantly from or conflict with those in the United States or other countries in which we operate. In many foreign countries, particularly in those with developing economies, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. regulations applicable to us. There can be no assurance that our employees, contractors, channel partners and agents will not take actions in violation of our policies and procedures, which are designed to ensure compliance with U.S. and foreign laws and policies. Violations of laws or key control policies by our employees, contractors, channel partners, or agents could result in termination of our relationships with customers and suppliers, financial reporting problems, fines and/or penalties for us, or prohibition on the importation or exportation of our products, and could have a material adverse effect on our business, financial condition and results of operations.

Like most other multinational companies, we are also highly dependent upon the ability to ship products to customers and to receive shipments from our suppliers. In the event of a disruption in the worldwide or regional shipping infrastructure, our access to supplies and our ability to deliver products to customers would correspondingly be negatively impacted. As a result of shipping disruptions, we have experienced among other things, increased costs to ship products and delays in receiving components and any disruption in the future would likely materially and adversely affect our operating results and financial condition.

In addition to the above risks related to our international operations, we also face risks related to pandemics and epidemics. An outbreak of a contagious disease, and other adverse public health developments, particularly in Asia, could have a material and adverse effect on our business operations. The effects could include restrictions on our ability to travel to support our sites in Asia or our customers located there, disruptions in our ability to distribute products, and/or temporary closures of our facilities in Asia or the facilities of our suppliers or customers and their contract manufacturers.

In the past, these and similar risks have disrupted our operations and the operations of our suppliers, customers and contract manufacturers and increased our costs, and we expect that they may do so in the future. Any or all of these factors could have a material and adverse impact on our business, financial condition, and results of operations.

We are subject to the risks of owning real property.

Our buildings subject us to the risks of owning real property, which include, but are not limited to:

• adverse changes in the value of these properties due to economic conditions, the movement by many companies to a hybrid work environment, interest rate changes, changes in the neighborhood in which the property is located, or other factors;

• the possible need for structural improvements in order to comply with zoning, seismic and other legal or regulatory requirements;

• the potential disruption of our business and operations arising from or connected with a relocation due to moving or to renovating the facility;

• increased cash commitments for improvements to the buildings or the property, or both;

• increased operating expenses for the buildings or the property, or both; and

• the risk of financial loss in excess of amounts covered by insurance, or uninsured risks, such as the loss caused by damage to the buildings as a result of earthquakes, floods and/or other natural disasters.

The manufacturing of our products may be adversely affected if we are unable to manufacture certain products in our manufacturing facilities or if our contract manufacturers and suppliers fail to meet our production requirements.

We manufacture some of our finished good products as well as some of the components that we provide to our contract manufacturers in our China, Japan, Thailand, United Kingdom, and San Jose, California manufacturing facilities. For some of the components and finished good products, we are the sole manufacturer. Our manufacturing processes are highly complex, and issues are often difficult to detect and correct. From time-to-time, we have experienced problems achieving acceptable yields in our manufacturing facilities, resulting in delays in the availability of our products and inability to meet customer demand. In addition, if we experience problems with our manufacturing facilities or are unable to continue operations at any of these sites, including as a result of social, geopolitical, environmental or health factors, damage caused by natural disasters, or other problems or events beyond our control, including pandemics or widespread health epidemics, it would be costly and require a long period of time to move the manufacture of these components and finished good products to a different facility or contract manufacturer which could then result in interruptions in supply, and would likely materially impact our financial condition and results of operations. Our business and operations would be severely impacted if there were any future widespread health crisis or related restrictions imposed by governments or private industry in regions we operate.

We also rely on several independent contract manufacturers to supply us with certain products. For many products, a particular contract manufacturer may be the sole source of the finished good products. We depend on these manufacturers to meet our production and capacity requirements and to provide quality products to our customers. There are a number of risks associated with our reliance on contract manufacturers including:

• reduced control over delivery schedules and planning;

• availability of manufacturing capability and capacity, particularly during periods of high demand;

• reliance on the quality assurance procedures of third parties;

• risks associated with data security breaches or cyber-attacks targeting our contract manufacturers, including manufacturing disruptions or unauthorized access to information; and

• potential misappropriation of our intellectual property.

Additionally, if operations at these contract manufacturers are adversely impacted, such as by natural disasters, or restrictions due to the impact of a widespread health crisis disruptions or any resulting economic impact to their business, this would likely materially impact our financial condition and results of operations. Our ability to control the quality of products produced by contract manufacturers has and may in the future be impaired by pandemics or widespread health epidemics disruptions, and quality issues might not be resolved in a timely manner. Additionally, if our contract manufacturers continue experiencing disruptions or discontinue operations, we may be required to identify and qualify alternative manufacturers, which

is expensive and time consuming. If we are required to change or qualify a new contract manufacturer, this would likely cause business disruptions and adversely affect our results of operations and could harm our existing customer relationships.

Despite rigorous testing for quality, both by us and the contract manufacturers to whom we sell products, we may receive and ship defective products. We may incur significant costs to correct defective products which could result in the loss of future sales and revenue, indemnification costs or costs to replace or repair the defective products, litigation and damage to our reputation and customer relations. Defective products may also cause diversion of management attention from our business and product development efforts.

Our manufacturing operations and those of our contract manufacturers may be affected by natural disasters such as earthquakes, typhoons, tsunamis, fires and public health crises, including global pandemics, changes in legal requirements, labor strikes and other labor unrest and economic, political or other forces that are beyond our control. For example, in the past one of our former contract manufacturers experienced a labor strike which threatened the contract manufacturer's ability to fulfill its product commitments to us and, in turn, our ability to fulfill our obligations to our customers. We are heavily dependent on a small number of manufacturing sites. Our business and operations would be severely impacted by any significant business disruptions for which we may not receive adequate recovery from insurance. There is also an increased focus on corporate social and environmental responsibility in our industry. As a result, a number of our customers may adopt policies that include social and environmental responsibility provisions that their suppliers should comply with. These provisions may be difficult and expensive to comply with, given the complexity of our supply chain. We may be unable to cause our suppliers or contract manufacturers to comply with these provisions which may adversely affect our relationships with customers.

In addition, for a variety of reasons, including changes in circumstances at our contract manufacturers, restrictions or inability to operate, or regarding our own business strategies, we may choose or be required to transfer the manufacturing of certain products to other manufacturing sites, including to our own manufacturing facilities. As a result of such transfers, our contract manufacturers may prioritize other customers or otherwise be unable or unwilling to meet our demand. There also may be delays with the transfer of manufacturing equipment and successfully setting up that equipment at the transfer sites and training new operators. If such transfers are unsuccessful or take a longer period of time than expected, it could result in interruptions in supply and supply chain and would likely impact our financial condition and results of operations.

Some of our purchase commitments with contract manufacturers are not cancellable which may impact our results of operations if customer forecasts driving these purchase commitments do not materialize and we are unable to sell the products to other customers. We may also incur charges if we do not utilize our allocated manufacturing capacity which would increase our costs and decrease our margins. Alternatively, our contract manufacturers may not be able to meet our demand which would inhibit our ability to meet our customers' demands and maintain or grow our revenues. Furthermore, it could be costly and require a long period of time to move products from one contract manufacturer to another which could result in interruptions in supply and adversely impact our financial condition and results of operations.

Further, certain of our suppliers are located in China, which exposes us to risks associated with Chinese laws and regulations and U.S. laws, regulations and policies with respect to China, such as those related to import and export policies, tariffs, taxation and intellectual property. Chinese laws and regulations are subject to frequent change, and if our suppliers are unable to obtain or retain the requisite legal permits or otherwise to comply with Chinese legal requirements, we may be forced to obtain products from other manufacturers or to make other operational changes, including transferring our manufacturing to another manufacturer or to our own manufacturing facilities. In addition, many of our products are sourced from suppliers based outside of the United States, primarily in Asia. We may continue to face uncertainty with respect to our suppliers' abilities to supply products due to supply chain and inventory impacts, tax and trade policies, tariffs and government regulations affecting trade between the United States and other countries. Major developments in tax policy or trade relations, such as the imposition of tariffs on imported products, for example, tariffs on the import of certain products manufactured in China, could increase our product and product-related costs or require us to seek alternative suppliers, either of which could result in decreased sales or increased product and product-related costs. Any such developments could have a material impact on our ability to meet our customers' expectations and may materially impact our operating results and financial condition.

If our customers do not qualify our manufacturing lines or the manufacturing lines of our subcontractors for volume shipments, our operating results could suffer.

Certain of our customers do not purchase products, other than limited numbers of evaluation units, prior to qualification of the manufacturing line for volume production. Our existing manufacturing lines, as well as each new manufacturing line, must pass through varying levels of qualification with certain of our customers. Some of our customers require that our manufacturing lines pass their specific qualification standards and that we, and any subcontractors that we may use, be registered under international quality standards. We may encounter quality control issues as a result of setting up new manufacturing lines in our facilities, relocating our manufacturing lines or introducing new products to fill production. We may

be unable to obtain, or we may experience delays in obtaining, customer qualification of our manufacturing lines. If we introduce new contract manufacturing partners and move any production lines from existing internal or external facilities, the new production lines will likely need to be re-qualified with our customers. Any delays or failure to obtain qualifications would harm our reputation, operating results, and customer relationships.

We contract with a number of large OEM and end-user service providers and product companies that have considerable bargaining power, which may require us to agree to terms and conditions that could have an adverse effect on our business or ability to recognize revenues.

Large OEM and end-user service providers and product companies comprise a significant portion of our customer base. These customers generally have greater purchasing power than smaller entities and, accordingly, often request and receive more favorable terms from suppliers, including us. As we seek to expand our sales to existing customers and acquire new customers, we may be required to agree to terms and conditions that are favorable to our customers and that may affect the timing of our ability to recognize revenue, increase our costs and have an adverse effect on our business, financial condition, and results of operations. Furthermore, large customers have increased buying power and ability to require onerous terms in our contracts with them, including pricing, warranties, and indemnification terms. If we are unable to satisfy the terms of these contracts, it could result in liabilities of a material nature, including litigation, damages, additional costs, loss of market share and loss of reputation. Additionally, the terms these large customers require, such as most-favored nation or exclusivity provisions, may impact our ability to do business with other customers and generate revenues from such customers.

Our products may contain defects that could cause us to incur significant costs, divert our attention from product development efforts and result in loss of customers.

Our products are complex, and defects and quality issues are found from time-to-time. Networking products in particular frequently contain undetected software or hardware defects when first introduced or as new versions are released. In addition, our products are often embedded in or deployed in conjunction with our customers' products which incorporate a variety of components produced by third parties, which may contain defects. As a result, when problems occur, it may be difficult to identify the source of the problem. These problems may cause us to incur significant damages or warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and manufacturing resources, and cause significant customer relation problems or loss of customers, or risk exposure to product liability suits, all of which would harm our business. Additionally, changes in our or our suppliers' manufacturing processes or the inadvertent use of defective materials by us or our suppliers could result in a material and adverse effect on our ability to achieve acceptable manufacturing yields and product reliability. To the extent that we do not achieve and maintain our projected yields or product reliability, our business, operating results, financial condition and customer relationships would be adversely affected.

Adverse changes in political, regulatory and economic policies, including the threat of increasing tariffs, particularly to goods traded between the United States and China, could materially and adversely affect our business and results of operations.

Regulatory activity, such as tariffs, export controls, and economic sanctions laws have in the past and may continue to materially limit our ability to make sales to customers in China, which has in the past and may continue to harm our results of operations and financial condition. Since the beginning of 2018, there has been rhetoric, in some cases coupled with legislative or executive action, from several U.S. and foreign leaders regarding instituting tariffs against foreign imports of certain materials. More specifically, since 2018, the United States and China applied or proposed to apply tariffs to certain of each other's exports, and we expect these actions to continue for the foreseeable future. Adverse regulatory activity, such as export controls, economic sanctions and the institution of trade tariffs both globally and between the United States and China specifically carries the risk of negatively impacting overall economic conditions, which could have negative repercussions on our industry and our business. Moreover, to the extent the governments of China, the United States or other countries seek to promote use of domestically produced products or to reduce the dependence upon or use of products from another (sometimes referred to as "decoupling"), they may adopt or apply regulations or policies that have the effect of reducing business opportunities for us. Such actions may take the form of specific restrictions on particular customers, products, technology areas, or business combinations. For example, in the area of investments and mergers and acquisitions, the United States has recently announced new requirements for approval by the United States government of outbound investments; and the approval by China regulatory authorities is required for business combinations of companies that conduct business in China over specific thresholds, regardless of where those businesses are based. Restrictions may also be imposed based on whether the supplier is considered unreliable or a security risk. For example, the Chinese government adopted a law that would restrict purchases from suppliers deemed to be "unreliable suppliers". In May 2023, the Cyberspace Administration of China banned the sale of Micron's products to certain entities in China and stated that such products pose significant security risks to China's critical information infrastructure supply chain and national security. Furthermore, imposition of tariffs or new or revised export, import or doing-business regulations, including trade sanctions, could cause a decrease in the demand for, or sales of our

products to customers located in China or other customers selling to Chinese end users or increase the cost for our products, which would directly impact our business and results of operations.

We face a number of risks related to our strategic transactions.

We expect to continue to expand and diversify our operations with additional acquisitions and strategic transactions, such as our acquisitions of Cloud Light, NeoPhotonics and the IPG telecom transmission product lines, as well as acquisitions of complementary technologies, products, assets and businesses. We may be unable to identify or complete prospective acquisitions for many reasons, including competition from other potential acquirers, the effects of consolidation in our industries and potentially high valuations of acquisition candidates. Even if we do identify acquisitions or enter into agreements with respect to such acquisitions, we may not be able to complete the acquisition due to regulatory requirements or restrictions, competition, or other reasons, as occurred with the termination of our merger agreement with Coherent in March 2021. In addition, applicable antitrust laws and other regulations may limit our ability to acquire targets or force us to divest all or a portion of our business or an acquired business. If we are unable to identify suitable targets or complete acquisitions, our growth prospects may suffer, and we may not be able to realize sufficient scale and technological advantages to compete effectively in all markets.

In connection with acquisitions, risks to us and our business include:

• diversion of management's attention from normal daily operations of the business;

• unforeseen expenses, delays or conditions imposed upon the acquisition or transaction, including due to required regulatory approvals or consents, or fees that may be triggered upon a failure to consummate an acquisition or transaction for certain reasons;

• the inability to retain and obtain required regulatory approvals, licenses and permits;

• loss of employees, customers, suppliers or partners due to uncertainty of a transaction; and

• failure to consummate an acquisition resulting in negative publicity and/or negative impression of us in the investment community that could impact on our stock price

We have also faced litigation in connection with acquisitions, some of which continues following the consummation of the acquisition. Such litigation may be costly and diverts management time and attention.

We have in the past, and may in the future, divest or reduce our investment in certain businesses or product lines from time-to-time. Such divestitures involve risks, such as difficulty separating portions from our other businesses, distracting employees, incurring potential loss of revenue, negatively impacting margins, and potentially disrupting customer relationships. We may also incur significant costs associated with exit or disposal activities, related impairment charges, or both.

If we are unable to successfully manage any of these risks in relation to any future acquisitions or divestitures, our business, financial condition and results of operations could be adversely impacted.

We may be unable to successfully implement our acquisitions strategy or integrate acquired companies and personnel with existing operations.

To the extent we are successful in making acquisitions, such as our acquisitions of Cloud Light, NeoPhotonics and the IPG telecom transmission product lines, we may be unsuccessful in implementing our acquisitions strategy, or integrating acquired companies, businesses or product lines and personnel with existing operations, the integration may be more difficult or more costly than anticipated, or the transaction may not further our business strategy as we expected or we may overpay for, or otherwise not realize the expected return on, our investment. Some of the challenges involved integrating businesses and acquisitions include:

• difficulty preserving relationships with customers, suppliers or partners;

• potential difficulties in completing projects associated with in-process R&D;

• unanticipated liabilities or our exposure for known contingencies and liabilities may exceed our estimates;

• insufficient net revenue or unexpected expenses that negatively impact our margins and profitability;

• unexpected losses of key employees of the acquired company, inability to attract, recruit, retain, and motivate current and prospective employees or inability to maintain our company culture;

- unexpected expenses for cost of litigation against us or our directors and officers, or against the acquired company;

- conforming the acquired company's standards, processes, procedures and controls with our operations, including integrating Enterprise Resource Planning ("ERP") systems and other key business applications;

- coordinating new product and process development;

- increasing complexity from combining operations, including administrative functions, finance and human resources;

- increasing the scope, geographic diversity and complexity of our operations;

- difficulties in integrating operations across different cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries;

- difficulties in integrating acquired technology;

- difficulties in coordinating and integrating geographically separated personnel, organizations, systems and facilities;

- difficulty managing customer transitions or entering into new markets;

- difficulties in consolidating facilities and transferring processes and know-how;

- diversion of management's attention from other business concerns;

- temporary loss of productivity or operational efficiency;

- dilution of our current stockholders as a result of any issuance of equity securities as acquisition consideration;

- adverse tax or accounting impact;

- expenditure of cash that would otherwise be available to operate our business; and

- indebtedness on terms that are unfavorable to us, limit our operational flexibility or that we are unable to repay.

In addition, following an acquisition, we may have difficulty forecasting the financial results of the combined company and the market price of our common stock could be adversely affected if the effect of any acquisitions on our consolidated financial results is dilutive or is below the market's or financial analysts' expectations, or if there are unanticipated changes in the business or financial performance of the target company or the combined company. Any failure to successfully integrate acquired businesses may disrupt our business and adversely impact our business, financial condition and results of operations.

Changes in demand and customer requirements for our products may reduce manufacturing yields, which could negatively impact our profitability.

Manufacturing yields depend on a number of factors, including the volume of production due to customer demand and the nature and extent of changes in specifications required by customers for which we perform design-in work. Changes in manufacturing processes required as a result of changes in product specifications, changing customer needs, introduction of new product lines and changes in contract manufacturers may reduce manufacturing yields, resulting in low or negative margins on those products. Moreover, an increase in the rejection rate of products during the quality control process, before, during or after manufacturing, results in lower gross margins from lower yields and additional rework costs. Any reduction in our manufacturing yields will adversely affect our gross margins and could have a material impact on our operating results.

Restructuring activities could disrupt our business and affect our results of operations.

We have taken steps, including implementing reductions in force and internal reorganizations to reduce the cost of our operations, improve efficiencies, or realign our organization and staffing to better match our market opportunities and our technology development initiatives. We may take similar steps in the future as we seek to realize operating synergies, to achieve our target operating model and profitability objectives, or to reflect more closely changes in the strategic direction of our business or the evolution of our site strategy and workplace. These changes could be disruptive to our business, including our research and development efforts, and may result in the recording of special charges, including workforce reduction or restructuring costs. Substantial expense or charges resulting from restructuring activities could adversely affect our results of operations and use of cash in those periods in which we undertake such actions.

We may not be able to realize tax savings from our international structure, which could materially and adversely affect our operating results.

During fiscal 2023, the Company completed an international restructuring that included the intra-entity transfer of certain intellectual property and other assets used in the business among various subsidiaries. This structure may be challenged by tax authorities, and if such challenges are successful, the tax consequence we expect to realize could be adversely impacted. If substantial modifications to our international structure or the way we operate our business are made, such as if future acquisitions or divestitures occur, if changes in domestic and international tax laws negatively impact the structure, if we do not operate our business consistent with the structure and applicable tax provisions, if we fail to achieve our revenue and profit goals, or if the international structure or our application of arm's-length principles to intercompany arrangements is successfully challenged by the U.S. or foreign tax authorities, our effective tax rate may increase, which could have a material adverse effect on our operating and financial results.

Changes in tax laws could have a material adverse effect on our business, cash flow, results of operations or financial conditions.

As a multinational corporation, we are subject to income taxes as well as non-income based taxes, in both the U.S. and various foreign jurisdictions. Significant uncertainties exist with respect to the amount of our tax liabilities, including those arising from potential changes in laws in the countries in which we do business and the possibility of adverse determinations with respect to the application of existing laws. Many judgments are required in determining our worldwide provision for income taxes and other tax liabilities, and we are under audit by various tax authorities, which often do not agree with positions taken by us on our tax returns. Any unfavorable resolution of these uncertainties may have a significant adverse impact on our tax rate.

Increasingly, countries around the world are actively considering or have enacted changes in relevant tax, accounting and other laws, regulations and interpretations. In August 2022, President Biden signed into law the Inflation Reduction Act of 2022 (the "IRA") and the CHIPS and Science Act of 2022. These laws introduce new tax provisions and provide for various incentives and tax credits. The IRA applies to tax years beginning after December 31, 2022 and introduces a 15% corporate alternative minimum tax and a 1% excise tax on certain stock repurchases made by publicly traded U.S. corporations. While we are not currently expecting a material impact to our provision for income taxes by the 15% corporate alternative minimum tax under the IRA, it could materially affect our financial results, including our earnings and cash flow, if we become subject to this tax in the future.

Many countries, and organizations such as the Organization for Economic Cooperation and Development (the "OECD") have proposed implementing changes to existing tax laws, including a proposed global minimum tax of 15%, also known as Pillar Two, which was agreed to by more than 140 member jurisdictions in 2021 and adopted by European Union member states on December 12, 2022 to go into effect starting in 2024. Many countries have made changes to their tax laws to adopt certain parts of the OECD's proposals. To the extent legislation has been enacted, Pillar Two will be effective for us in fiscal 2025. Any of these developments or changes in federal, state, or international tax laws or tax rulings could adversely affect our effective tax rate and our operating results. There can be no assurance that our effective tax rates, tax payments, or incentives will not be adversely affected by these or other developments or changes in law.

Other countries also continue to enact and consider enacting new laws, which could increase our tax obligations, cause us to change the way we do business or our operations or otherwise adversely affect us. The foregoing items could increase our future tax expense, could change our future intentions regarding reinvestment of foreign earnings, and could have a material adverse effect on our business, financial condition and results of operations.

Our subsidiary in Thailand has been granted certain tax holidays by the Thailand government. As we do not currently meet the tax holiday requirements, income earned in Thailand is subject to the regular statutory income tax rate.

We are also subject to the continuous examination of our income tax and other returns by the Internal Revenue Service and other tax authorities globally, and we have a number of such reviews underway at any time. It is possible that tax authorities may disagree with certain positions we have taken, and an adverse outcome of such a review or audit could have a negative effect on our financial position and operating results. There can be no assurance that the outcomes from such examinations, or changes in tax law or regulation impacting our effective tax rates, will not have an adverse effect on our business, financial condition and results of operations.

Our operating results may be subject to volatility due to fluctuations in foreign currency.

We are exposed to foreign exchange risks with regard to our international operations which may affect our operating results. Since we conduct business in currencies other than U.S. dollars but report our financial results in U.S. dollars, we face

exposure to fluctuations in currency exchange rates. Due to these fluctuations, operating results may differ materially from expectations, and we may record significant gains or losses on the remeasurement of intercompany balances. Although we price our products primarily in U.S. dollars, a portion of our operating expenses are incurred in foreign currencies. For example, a portion of our expenses are denominated in the U.K. pound sterling, Chinese yuan and Thai baht. Fluctuations in the exchange rate between these currencies and other currencies in which we collect revenues and/or pay expenses could have a material effect on our future operating results. Recently, our exposure to foreign currencies has increased as our non-U.S. manufacturing footprint has expanded. We continue to look for opportunities to leverage the lower cost of non-U.S. manufacturing, including the United Kingdom, China, Thailand, and Japan. While these geographies are lower cost than the U.S. and such concentration will in general lower our total cost to manufacture, this increase in concentration in non-U.S. manufacturing will also increase the volatility of our results. If the value of the U.S. dollar depreciates relative to certain other foreign currencies, it would increase our costs including the cost of local operating expenses and procurement of materials or services that we purchase in foreign currencies, as expressed in U.S. dollars. Conversely, if the U.S. dollar strengthens relative to other currencies, such strengthening could raise the relative cost of our products to non-U.S. customers, especially as compared to foreign competitors, and could reduce demand. Global economic volatility has had a significant impact on the exchange markets, which heightened this risk, and we expect the higher level of volatility in foreign exchange markets will likely continue.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including supporting the development and introduction of new products, addressing new markets, engaging in strategic transactions and partnerships, improving or expanding our operating infrastructure or acquiring complementary businesses and technologies. Investments, partnerships and acquisitions involve risks and uncertainties which could materially and adversely affect our operating and financial results. In December 2019, we issued and sold a total of $1,050 million in aggregate principal amount of 2026 Notes. In March 2022, we issued and sold a total of $861 million aggregate principal amount of 2028 Notes. In June 2023, we issued and sold a total of $603.7 million aggregate principal amount of 2029 Notes. We may in the future engage in additional equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity, equity-linked or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, uncertainty in the macroeconomic environment, increasing interest rates and other factors have resulted in volatility in the capital markets and less favorable financing terms. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

If we fail to effectively manage our growth or, alternatively, our spending during downturns, our business could be disrupted, which could harm our operating results.

We expect to appropriately scale our business, internal systems and organization, and to continue to improve our operational, financial and management controls, reporting systems and procedures. Growth in sales, combined with the challenges of managing geographically dispersed operations, can place a significant strain on our management systems and resources, and our anticipated growth in future operations could continue to place such a strain. The failure to effectively manage our growth could disrupt our business and harm our operating results, and even if we are able to upgrade our systems and expand our staff, any such expansion will likely be expensive and complex. Our ability to successfully offer our products and implement our business plan in evolving markets requires an effective planning and management process. In economic downturns, we must effectively manage our spending and operations to ensure our competitive position during the downturn, as well as our future opportunities when the economy improves, remains intact. The failure to effectively manage our spending and operations could disrupt our business and harm our operating results.

A widespread health crisis could materially and adversely affect our business operations, financial performance, results of operations, financial position and the achievement of our strategic objectives.

The outbreak of a widespread health crisis, whether global in scope or localized in an area in which we, our customers or our suppliers do business, could have a material and adverse effect on our operations and the operations of our suppliers and customers. Potential impacts on our operations and financial performance include:

- significant reductions in demand for one or more of our products or a curtailment to one or more of our product lines caused by, among other things, any temporary inability of our customers to purchase and utilize our products due to shutdown orders or financial hardship;

- workforce constraints triggered by any applicable shutdown orders or stay-at-home policies;

- disruptions to our third-party contract manufacturing and raw materials supply arrangements caused by constraints over our suppliers' workforce capacity, financial, or operational difficulties;

- disruption in our own ability to produce and ship products;

- heightened risk and uncertainty regarding the loss or disruption of essential third-party service providers, including transportation services, contract manufacturing, marketing, and distribution services;

- requirements to comply with governmental and regulatory responses such as quarantines, import/export restrictions, price controls, or other governmental or regulatory actions, including closures or other restrictions that limit or close our operating and manufacturing facilities, restrict our workforce's ability to travel or perform necessary business functions, or otherwise impact our suppliers or customers, which could adversely impact our operating results;

- general economic uncertainty in key global markets and financial market volatility; and

- increased operating expenses and potentially reduced efficiency of operations.

For example, the COVID-19 pandemic and related countermeasures impacted the global economy and caused macroeconomic uncertainty. Governmental authorities around the globe implemented, and may again in the future implement, numerous and evolving measures in response to the virus or other public health concerns. The implementation of health and safety practices by us or our suppliers, distributors or customers could impact customer demand, supplier deliveries, our productivity, and costs, which could have a material and adverse impact on our business, financial condition and results of operations.

The ultimate impact of a widespread health crisis on our operations and financial performance depends on many factors that are not within our control, including, but not limited, to: governmental, business and individuals' actions that have been and continue to be taken in response to the pandemic; the impact of the pandemic and actions taken in response on global and regional economies, travel, and economic activity; general economic uncertainty in key global markets and financial market volatility, including increasing levels of inflation in the United States; and global economic conditions and levels of economic growth. In addition, the global economic volatility has significantly impacted the foreign exchange markets, and the currencies of various countries in which we operate and in which we have significant volume of local-currency denominated expenses have seen significant volatility.

Any failure, disruption or security breach or incident of or impacting our information technology infrastructure or information management systems could have an adverse impact on our business and operations.

Our business depends significantly on effective and efficient information management systems, and the reliability and security of our information technology infrastructure are essential to the operation, health and expansion of our business. For example, the information gathered and processed by our information management systems assists us in managing our supply chain, financial reporting, monitoring customer accounts, and protecting our proprietary and confidential business information, plans, trade secrets, and intellectual property, among other things. In addition, these systems may contain personal data or other confidential or otherwise protected information about our employees, our customers' employees, or other business partners. We must continue to expand and update this infrastructure in response to our changing requirements as well as evolving security standards and risks.

In some cases, we may rely upon third-party providers of hosting, support and other services to meet our information technology requirements. Any failure to manage, expand and update our information technology infrastructure, including our ERP system and other applications, any failure in the extension implementation or operation of this infrastructure, or any failure by our hosting and support partners or other third-party service providers in the performance of their services could materially harm our business. In addition, we have partnered with third parties to support our information technology systems and to help design, build, test, implement and maintain our information management systems. Our merger, acquisition and divestiture activity may also require transitions to or from, and the integration of, various information management systems within our overall enterprise architecture, including our ERP system and other applications. Those systems that we acquire or that are used by acquired entities or businesses may also pose security risks of which we are unaware or unable to mitigate, particularly during the transition of these systems.

Like other companies, we are subject to ongoing attempts by malicious actors, including through hacking, malware, ransomware, denial-of-service attacks, social engineering, exploitation of internet-connected devices, and other attacks, to obtain unauthorized access to, or acquisition or other processing of confidential or other information or otherwise affect service reliability and threaten the confidentiality, integrity and availability of our systems and information stored or otherwise processed on our systems. Cyber threats have increased in recent years, in part due to increased remote work and frequent attacks, including in the form of phishing emails, malware attachments and malicious websites. Additionally, cybersecurity researchers have warned of increased risks of cyber-attacks, in connection with the Russia-Ukraine war. While we work to safeguard our internal network systems and validate the security of our third-party service providers to mitigate these potential risks, including through information security policies and employee awareness and training, there is no assurance that such actions have been or will be sufficient to prevent cyber-attacks or security breaches or incidents. We have been in the past, and may be in the future, subject to social engineering and other cybersecurity attacks, and these attacks may become more prevalent with substantial portion of our workforce being distributed geographically, particularly given the increased remote access to our networks and systems as a result. Further, our third-party service providers may have been and may be in the future subject to such attacks or otherwise may suffer security breaches or incidents. In addition, actions by our employees, service providers, partners, contractors, or others, whether malicious or in error, could affect the security of our systems and information. Further, a breach or compromise of our information technology infrastructure or that of our third-party service providers could result in the misappropriation of intellectual property, business plans, trade secrets or other information. Additionally, while our security systems are designed to maintain the physical security of our facilities and information systems, accidental or willful security breaches or incidents or other unauthorized access by third parties to our facilities or our information systems could lead to unauthorized access to, or misappropriation, disclosure, or other processing of proprietary, confidential and other information. Moreover, new laws and regulations, such as the European Union's General Data Protection Regulation, the California Consumer Privacy Act ("CCPA"), and China's Personal Information Protection Law, add to the complexity of our compliance obligations and increases our compliance costs. Although we have established internal controls and procedures intended to comply with such laws and regulations, any actual or alleged failure to fully comply could result in significant penalties and other liabilities, harm to our reputation and market position, business and financial condition.

Despite our implementation of security measures, our systems and those of our third-party service providers are vulnerable to damage from these or other types of attacks, errors or acts of omissions. In addition, our systems may be impacted by natural disasters, terrorism or other similar disruptions. Any system failure, disruption, accident or security breach or incident affecting us or our third-party service providers could result in disruptions to our operations and loss or unavailability of, or unauthorized access or damage to, inappropriate access to, or use, disclosure or other processing of confidential information and other information maintained or otherwise processed by us on our behalf. Any actual or alleged disruption to, or security breach or incident affecting, our systems or those of our third-party partners could cause significant damage to our reputation, lead to theft or misappropriation of our intellectual property and trade secrets, result in claims, investigations, and other proceedings by or before regulators, and claims, demands and litigation, legal obligations or liability, affect our relationships with our customers, require us to bear significant remediation and other costs and ultimately harm our business, financial condition and operating results. In addition, we may be required to incur significant costs to protect against or mitigate damage caused by

disruptions or security breaches or incidents. Our costs incurred in efforts to prevent, detect, alleviate or otherwise address cyber or other security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant and such efforts may not be successful. All of these costs, expenses, liability and other matters may not be covered adequately by insurance and may result in an increase in our costs for insurance or insurance not being available to us on economically feasible terms, or at all. Insurers may also deny us coverage as to any future claim. Any of these results could harm our financial condition, business and reputation.

Our revenues, operating results, and cash flows may fluctuate from period to period due to a number of factors, which makes predicting financial results difficult.

Spending on optical communication and laser products is subject to cyclical and uneven fluctuations, which could cause our financial results to fluctuate unpredictably. It can be difficult to predict the degree to which end-customer demand and the seasonality and uneven sales patterns of our OEM partners or other customers will affect our business in the future, particularly as we or they release new or enhanced products. We are also subject to changes in buying patterns among our OEM partners and other customers, including unpredictable changes in their desired inventory levels. Further, if our revenue mix changes, it may also cause results to differ from historical seasonality. Accordingly, our quarterly and annual revenues, operating results, cash flows, and other financial and operating metrics have and may in the future vary significantly in the future. We attempt to identify changes in market conditions as soon as possible; however, the dynamics of the market in which we operate make prediction of and timely reaction to such events difficult. Due to these and other factors, the results of any prior periods should not be relied upon as an indication of future performance. Quarterly fluctuations from the above factors may cause our revenue, operating results, and cash flows to underperform in relation to our guidance, long-term financial targets or the expectations of financial analysts or investors, which may cause volatility or decreases in our stock price.

If we have insufficient proprietary rights or if we fail to protect our rights, our business would be materially harmed.

We seek to protect our products and product roadmaps in part by developing and/or securing proprietary rights relating to those products, including patents, trade secrets, know-how and continuing technological innovation. Protecting against the unauthorized use of our products, technology and other proprietary rights is difficult, time-consuming and expensive; therefore, the steps we take to protect our intellectual property may not adequately prevent misappropriation or ensure that others will not develop competitive technologies or products. Other companies may be investigating or developing technologies that are similar to our own. Additionally, there may be existing patents that we are unaware of, which could be pertinent to our business. It is not possible for us to know whether there are patent applications pending that our products might infringe upon since these applications are often not made publicly available until a patent is issued or published. It is possible that patents may not be issued from any of our pending applications or those we may file in the future and, if patents are issued, the claims allowed may not be sufficiently broad to deter or prohibit others from making, using or selling products that are similar to ours, or such patents could be invalidated or ruled unenforceable. We do not own patents in every country in which we sell or distribute our products, and thus others may be able to offer identical products in countries where we do not have intellectual property protections. In addition, the laws of some territories in which our products are or may be developed, manufactured or sold, including Europe, Asia-Pacific or Latin America, may not protect our products and intellectual property rights to the same extent as the laws of the United States. Any patents issued to us may be challenged, invalidated or circumvented. Additionally, we are currently a licensee for a number of third-party technologies including software and intellectual property rights from academic institutions, our competitors and others, and we are required to pay royalties to these licensors for the use thereof. In the future, if such licenses are unavailable or if we are unable to obtain such licenses on commercially reasonable terms, we may not be able to rely on such third-party technologies which could inhibit our development of new products, impede the sale of some of our current products, substantially increase the cost to provide these products to our customers, and could have a significant adverse impact on our operating results.

We also seek to protect our important trademarks by endeavoring to register them in certain countries. We have not registered our trademarks in every country in which we sell or distribute our products, and thus others may be able to use the same or confusingly similar marks in countries where we do not have trademark registrations. We have adopted Lumentum as a house trademark and trade name for our company and are in the process of establishing rights in this name and brand. We have also adopted the Lumentum logo as a house trademark for our company and are in the process of establishing rights in this brand. Trademarks associated with the Lumentum brand have been registered in the United States or other jurisdictions, however, the efforts we take to maintain registration and protect trademarks, including the Lumentum brand, may not be sufficient or effective. Although we have registered marks associated with the Lumentum brand, third parties may seek to oppose or otherwise challenge these registrations. There is the possibility that, despite efforts, the scope of the protection obtained for our trademarks, including the Lumentum brand, will be insufficient or that a registration may be deemed invalid or unenforceable in one or more jurisdictions throughout the world.

Further, a breach of our information technology infrastructure could result in the misappropriation of intellectual property, business plans or trade secrets. Any failure of our systems or those of our third-party service providers could result in unauthorized access or acquisition of such proprietary information, and any actual or perceived security breach could cause significant damage to our reputation and adversely impact our relationships with our customers.

Further, governments and courts are considering new issues in intellectual property law with respect to work created by artificial intelligence ("AI") technology, which could result in different intellectual property rights in development processes, procedures and technologies we create with AI technology, which could have a material adverse effect on our business.

Our products may be subject to claims that they infringe the intellectual property rights of others, the resolution of which may be time-consuming and expensive, as well as require a significant amount of resources to prosecute, defend, or make our products non-infringing.

Lawsuits and allegations of patent infringement and violation of other intellectual property rights occur regularly in our industry. We have in the past received, and anticipate that we will receive in the future, notices from third parties claiming that our products infringe upon their proprietary rights, with two distinct sources of such claims becoming increasingly prevalent. First, large technology companies, including some of our customers and competitors, are seeking to monetize their patent portfolios and have developed large internal organizations that may approach us with demands to enter into license agreements. Second, patent-holding companies that do not make or sell products (often referred to as "patent trolls") may claim that our products infringe upon their proprietary rights. We respond to these claims in the course of our business operations. The litigation or settlement of these matters, regardless of the merit of the claims, could result in significant expense and divert the efforts of our technical and management personnel, regardless of whether or not we are successful. If we are unsuccessful, we could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology that is the subject of the litigation. We may not be successful in such development, or such licenses may not be available on commercially reasonable terms, or at all. Without such a license, or if we are the subject of an exclusionary order, our ability to make our products could be limited and we could be enjoined from future sales of the infringing product or products, which could adversely affect our revenues and operating results. Additionally, we often indemnify our customers against claims of infringement related to our products and may incur significant expenses to defend against such claims. If we are unsuccessful defending against such claims, we may be required to indemnify our customers against any damages awarded.

We also face risks that third parties may assert trademark infringement claims against us in one or more jurisdictions throughout the world related to our brands and/or other trademarks and our exposure to these risks may increase as a result of acquisitions. The litigation or settlement of these matters, regardless of the merit of the claims, could result in significant expense and divert the efforts of our technical and management personnel, regardless of whether or not we are successful. If we are unsuccessful, trademark infringement claims against us could result in significant monetary liability or prevent us from selling some or all of our products or services under the challenged trademark. In addition, resolution of claims may require us to alter our products, labels or packaging, license rights from third parties, or cease using the challenged trademark altogether, which could adversely affect our revenues and operating results.

We face certain litigation risks that could harm our business.

We are now, and in the future, may become subject to various legal proceedings and claims that arise in or outside the ordinary course of business. The results of legal proceedings are difficult to predict. Moreover, many of the complaints filed against us may not specify the amount of damages that plaintiffs seek, and we therefore may be unable to estimate the possible range of damages that might be incurred should these lawsuits be resolved against us. While we may be unable to estimate the potential damages arising from such lawsuits, certain of them assert types of claims that, if resolved against us, could give rise to substantial damages or restrictions on or changes to our business. Thus, an unfavorable outcome or settlement of one or more of these lawsuits could have a material adverse effect on our financial condition, liquidity and results of operations. Even if these lawsuits are not resolved against us, the uncertainty and expense associated with unresolved lawsuits could seriously harm our business, financial condition and reputation. Litigation is generally costly, time-consuming and disruptive to normal business operations. The costs of defending these lawsuits have been significant in the past, will continue to be costly and may not be covered by our insurance policies. The defense of these lawsuits could also result in continued diversion of our management's time and attention away from business operations, which could harm our business. For additional discussion regarding litigation, refer to "Part I, Item 3. Legal Proceedings," and "Note 16. Commitments and Contingencies" to the consolidated financial statements.

Our products incorporate and rely upon licensed third-party technology, and if licenses of third-party technology do not continue to be available to us or are not available on terms acceptable to us, our revenues and ability to develop and introduce new products could be adversely affected.

We integrate licensed third-party technology into certain of our products. From time-to-time, we may be required to license additional technology from third parties to develop new products or product enhancements. Third-party licenses may not be available or continue to be available to us on commercially reasonable terms. The failure to comply with the terms of any license, including free open-source software, may result in our inability to continue to use such license. Our inability to maintain or re-license any third-party licenses required in our products or our inability to obtain third-party licenses necessary to develop new products and product enhancements, could potentially require us to develop substitute technology or obtain substitute technology of lower quality or performance standards or at a greater cost, any of which could delay or prevent product shipment and harm our business, financial condition, and results of operations.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, and Nasdaq listing requirements. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, and to integrate our acquisitions into our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant time and operational resources, including accounting-related costs and significant management oversight.

Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could cause us to delay reporting of our financial results, be subject to one or more investigations or enforcement actions by state or federal regulatory agencies, stockholder lawsuits or other adverse actions requiring us to incur defense costs, pay fines, settlements or judgments. Any such failures could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock and customer perception of our business may suffer. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NASDAQ stock market.

Risks Related to Human Capital

Our ability to develop, market and sell products could be harmed if we are unable to retain or hire key personnel.

Our future success depends upon our ability to recruit and retain the services of executive, engineering, manufacturing, sales and marketing, and support personnel. The supply of highly qualified individuals, in particular engineers in very specialized technical areas, or salespeople specializing in the service provider, enterprise and commercial laser markets, is limited and competition for such individuals is intense. Competition is particularly intense in certain jurisdictions where we have research and development centers, including Silicon Valley, and for engineering talent generally. Also, the increase of remote work among employees in our industries has increased employee mobility and turnover, making it difficult for us to retain or hire employees. Further, to attract and retain top talent, we have offered, and we believe we will need to continue to offer, competitive compensation and benefits packages. Job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, it may adversely affect our ability to attract and retain highly qualified employees. There can be no assurance that the programs, initiatives, rewards and recognition that are part of our people strategy will be successful in attracting and retaining the talent necessary to execute on our business plans. None of our officers or key employees is bound by an employment agreement for any specific term. The loss of the services of any of our key employees, the inability to attract or retain personnel in the future, particularly during the integration of acquisitions, or delays in hiring required personnel and the complexity and time involved in replacing or training new employees, could delay the development and introduction of new products, and negatively impact our ability to market, sell, or support our products. Similarly, the failure to properly manage the necessary knowledge transfer required for employee transitions could impact our ability to maintain industry and innovation leadership. The loss of members of our management team or other key personnel could be disruptive to our business and, were it necessary, it could be difficult to replace such individuals. If we are unable to attract and retain qualified personnel, we may be unable to manage our business effectively, and our business, financial condition and results of operations may be harmed.

Our ability to hire and retain employees may be negatively impacted by changes in immigration laws, regulations and procedures.

Foreign nationals who are not U.S. citizens or permanent residents constitute an important part of our U.S. workforce,

particularly in the areas of engineering and product development. Our ability to hire and retain these workers and their ability to remain and work in the United States are impacted by laws and regulations, as well as by procedures and enforcement practices of various government agencies and global events such as COVID-19 may interfere with our ability to hire or retain workers who require visas or entry permits. For example, numerous U.S. Embassies suspended or delayed the processing of new visa applications for a period of time during the pandemic due to COVID-19 related concerns impacting embassy operations and staffing. Additional changes in immigration laws, regulations or procedures in jurisdictions in which we hire workers may adversely affect our ability to hire or retain such workers, increase our operating expenses and negatively impact our ability to deliver our products and services.

Risks Related to Legal, Regulatory and Compliance

Our sales may decline if we are unable to obtain government authorization to export certain of our products, and we may be subject to legal and regulatory consequences if we do not comply with applicable export control laws and regulations.

Exports of certain of our products are subject to export controls imposed by the U.S. government and administered by the U.S. Departments of State and Commerce. In certain instances, these regulations may require pre-shipment authorization from the administering department. For products subject to the EAR administered by the BIS, the requirement for a license is dependent on the type and end use of the product, the final destination, the identity of the end user and whether a license exception might apply. Virtually all exports of products subject to the International Traffic in Arms Regulations ("ITAR") administered by the Department of State's Directorate of Defense Trade Controls, require a license. Certain of our fiber optics products are subject to EAR and ITAR. Products and the associated technical data developed and manufactured in our foreign locations are subject to export controls of the applicable foreign nation. There is no assurance that we will be issued these licenses or be granted exceptions, and failure to obtain such licenses or exceptions could limit our ability to sell our products into certain countries and negatively impact our business, financial condition and/or operating results.

The requirement to obtain a license could put us at a competitive disadvantage by restricting our ability to sell products to customers in certain countries or by giving rise to delays or expenses related to obtaining a license. Given the current global political climate, obtaining export licenses can be difficult and time-consuming. Failure to obtain export licenses for these shipments could significantly reduce our revenue and materially adversely affect our business, financial condition, relationships with our customers and results of operations. Compliance with U.S. government regulations also subjects us to additional fees and costs. The absence of comparable restrictions on competitors in other countries may adversely affect our competitive position.

Further, there is increased attention from the government and the media regarding potential threats to U.S. national security and foreign policy relating to certain foreign entities, particularly Chinese entities, and the imposition of enhanced restrictions or sanctions regarding the export of our products or on specific foreign entities that would restrict their ability to do business with U.S. companies may materially adversely affect our business. For example, on May 16, 2019, Huawei was added to the Entity List of the Bureau of Industry and Security of the U.S. Department of Commerce, additional regulatory restrictions were imposed in May and August 2020 and in October 2022 to the Foreign-Produced Direct Product Rule, which impose limitations on the supply of certain U.S. items and product support to Huawei, and FiberHome Technologies was added to the Entity List on May 22, 2020. These actions have resulted in escalating tensions between the U.S. and China and create the possibility that the Chinese government may take additional steps to retaliate against U.S. companies or industries. We are currently unable to supply any products to Huawei and we cannot predict whether we will again be able to sell to Huawei. Further, we cannot predict what additional actions the U.S. government may take with respect to Huawei beyond what is described above or to other of our customers, including modifications to or interpretations of Entity List restrictions, export restrictions, tariffs, or other trade limitations or barriers.

Our association with customers that are or become subject to U.S. regulatory scrutiny or export restrictions could negatively impact our business. Governmental actions such as these could subject us to actual or perceived reputational harm among current or prospective investors, suppliers or customers, customers of our customers, other parties doing business with us, or the general public. Any such reputational harm could result in the loss of investors, suppliers or customers, which could harm our business, financial condition, operating results or prospects. Our failure or perceived failure to comply with any of the foregoing legal and regulatory requirements, or other actual or asserted obligations relating to export controls has in the past and could in the future result in increased costs for our products, damage to our reputation, government inquiries, subpoenas, investigations. If we fail to comply with any of these export regulations, we could be subject to civil, criminal, monetary and non-monetary penalties and costly consent decrees, which would lead to disruptions to our business, restrictions on our ability to export products and technology, and adversely affect our business and results of operation.

In addition, certain of our significant customers and suppliers have products that are subject to U.S. export controls, and therefore these customers and suppliers may also be subject to legal and regulatory consequences if they do not comply with

applicable export control laws and regulations. Such regulatory consequences could disrupt our ability to obtain components from our suppliers, or to sell our products to major customers, which could significantly increase our costs, reduce our revenue and materially adversely affect our business, financial condition and results of operations.

Social and environmental responsibility regulations, policies and provisions, as well as customer and investor demands, may make our supply chain more complex and may adversely affect our relationships with customers and investors.

There is an increasing focus on environmental, social, and governance ("ESG") matters both in the United States and globally. A number of our customers have adopted, or may adopt, procurement policies that include social and environmental responsibility provisions or requirements that their suppliers should comply with, or they may seek to include such provisions or requirements in their procurement terms and conditions. An increasing number of investors are also requiring companies to disclose corporate social and environmental policies, practices and metrics. These legal and regulatory requirements, as well as investor expectations, on corporate environmental and social responsibility practices and disclosure, are subject to change, can be unpredictable, and may be difficult and expensive for us to comply with, given the complexity of our supply chain. If we are unable to comply with, or are unable to cause our suppliers or contract manufacturers to comply with such policies or provisions, or meet the requirements of our customers and investors, a customer may stop purchasing products from us or an investor may sell their shares, and may take legal action against us, which could harm our reputation, revenue and results of operations. We expect increased worldwide regulatory activity relating to climate change in the future. Future compliance with these laws and regulations, as well as meeting related customer and investor expectations, may adversely affect our business and results of operations.

Our reputation and/or business could be negatively impacted by ESG matters and/or our reporting of such matters.

We communicate certain ESG-related initiatives, goals, and/or commitments regarding environmental matters, diversity, responsible sourcing and social investments, and other matters, in our annual Corporate Social Responsibility Report, on our website, in certain filings with the SEC, and elsewhere. These initiatives, goals, or commitments could be difficult to achieve and costly to implement. In addition, we could be criticized for the timing, scope or nature of these initiatives, goals, or commitments, for any revisions to them, or for our disclosures related to such matters, or for our policies and practices related to these matters. Our actual or perceived failure to achieve our ESG-related initiatives, goals, or commitments could negatively impact our reputation or otherwise materially harm our business.

We may be adversely affected by climate change regulations.

In many of the countries in which we operate, government bodies are increasingly enacting legislation and regulations in response to potential impacts of climate change. These laws and regulations are mandatory in some cases, and have the potential to impact our operations directly or indirectly as a result of required compliance by our customers or supply chain. Inconsistency of regulations may also affect the costs of compliance with such laws and regulations. Assessments of the potential impact of future climate change legislation, regulation, and international treaties and accords are uncertain, given the wide scope of potential regulatory change in countries in which we operate.

We may incur increased capital expenditures resulting from required compliance with revised or new legislation or regulations, added costs to purchase raw materials, lower profits from sales of our products, increased insurance premiums and deductibles, changes in competitive position relative to industry peers, changes to profit or loss arising from increased or decreased demand for goods produced by us, or changes in costs of goods sold, which would have an adverse effect on our business, financial condition and results of operations.

We are subject to laws and regulations worldwide including with respect to environmental matters, securities laws, privacy and data protection, compliance with which could increase our expenses and harm our operating results.

Our operations and our products are subject to various federal, state and foreign laws and regulations, including those governing pollution and protection of human health and the environment in the jurisdictions in which we operate or sell our products. These laws and regulations govern, among other things, wastewater discharges and the handling and disposal of hazardous materials in our products. Our failure to comply with current and future environmental or health or safety requirements could cause us to incur substantial costs, including significant capital expenditures, to comply with such environmental laws and regulations and to clean up contaminated properties that we own or operate. Such clean-up or compliance obligations could result in disruptions to our operations. Additionally, if we are found to be in violation of these laws, we could be subject to governmental fines or civil liability for damages resulting from such violations. These costs could have a material adverse impact on our financial condition or operating results.

From time-to-time new regulations are enacted, and it is difficult to anticipate how such regulations will be implemented and enforced. We continue to evaluate the necessary steps for compliance with regulations as they are enacted. These regulations include, for example, the Registration, Evaluation, Authorization and Restriction of Chemicals ("REACH"), the

Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive ("RoHS") and the Waste Electrical and Electronic Equipment Directive ("WEEE") enacted in the European Union which regulate the use of certain hazardous substances in, and require the collection, reuse and recycling of waste from, certain products we manufacture. These regulations and similar legislation may require us to re-design our products to ensure compliance with the applicable standards, for example by requiring the use of different types of materials, which could have an adverse impact on the performance of our products, add greater testing lead-times for product introductions or other similar effects. We believe we comply with all such legislation where our products are sold, and we continuously monitor these laws and the regulations being adopted under them to determine our responsibilities.

In addition, pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the SEC has promulgated rules requiring disclosure regarding the use of certain "conflict minerals" that are mined from the Democratic Republic of Congo and adjoining countries and procedures regarding a manufacturer's efforts to prevent the sourcing of such minerals. We may face challenges with government regulators and our customers and suppliers if we are unable to sufficiently make any required determination that the metals used in our products are conflict free. Complying with these disclosure requirements involves substantial diligence efforts to determine the source of any conflict minerals used in our products and may require third-party auditing of our diligence process. These efforts may demand internal resources that would otherwise be directed towards operations activities.

Since our supply chain is complex, we may face reputational challenges if we are unable to sufficiently verify the origins of all minerals used in our products. Additionally, if we are unable to satisfy those customers who require that all of the components of our products are determined to be conflict free, they may choose a competitor's products which could materially impact our financial condition and operating results.

We are also subject to laws and regulations to our collection and other processing of personal data of our employees, customers and others. These laws and regulations are subject to frequent modifications and updates and require ongoing supervision. For example, the European Union adopted a General Data Protection Regulation ("GDPR") that became effective in May 2018, and has established new, and in some cases more stringent, requirements for data protection in Europe, and which provides for substantial penalties for noncompliance. Brazil passed the General Data Protection Law that became effective in August 2020 to regulate processing of personal data of individuals, which also provides for substantial penalties for noncompliance. Additionally, California has the California Consumer Privacy Act ("CCPA"), which went into effect on January 1, 2020. In November 2020, California passed the California Privacy Rights Act ("CPRA"), which went into effect on January 1, 2023. The CPRA amends and augments the CCPA, including by expanding individuals' rights and the obligations of businesses that handle personal data. Similar legislation has been proposed or adopted in several other states. Aspects of the CCPA, CPRA and these other laws and regulations, as well as their enforcement, remain unclear. The U.S. federal government also is contemplating federal privacy legislation. The effects and impact of these or other laws and regulations relating to privacy and data protection are potentially significant and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in efforts to comply. Laws and regulations relating to privacy and data protection continue to evolve in various jurisdictions, with existing laws and regulations subject to new and differing interpretations and new laws and regulations being proposed and adopted. It is possible that our practices may be deemed not to comply with those privacy and data protection legal requirements that apply to us now or in the future.

Further, the United Kingdom has implemented legislation similar to the GDPR, including the UK Data Protection Act and legislation referred to as the UK GDPR, which provides for substantial penalties, similar to the GDPR. Aspects of United Kingdom data protection law remains unclear following the United Kingdom's exit from the European Union, including with respect to data transfers between the United Kingdom and other jurisdictions. We cannot fully predict how the Data Protection Act, the UK GDPR, and other United Kingdom data protection laws or regulations may develop in the medium to longer term nor the effects of divergent laws and guidance regarding data transfers. We may find it necessary to make further changes to our handling of personal data of residents of the European Economic Area, Switzerland and the United Kingdom, each of which may require us to incur significant costs and expenses.

New technology trends, such as AI, require us to keep pace with evolving regulations and industry standards. In the United States, the European Union, and China there are various current and proposed regulatory frameworks relating to the use of AI in products and services. We expect that the legal and regulatory environment relating to emerging technologies such as AI will continue to develop and could increase the cost of doing business, and create compliance risks and potential liability, all which may have a material adverse effect on our financial condition and results of operations.

Our failure or perceived failure to comply with any of the foregoing legal and regulatory requirements, or other actual or asserted obligations relating to privacy, data protection or information security could result in increased costs for our products, monetary penalties, damage to our reputation, government inquiries, subpoenas, investigations and other legal proceedings, legal claims, demands and litigation and other obligations and liabilities. Furthermore, the legal and regulatory requirements

that are applicable to our business are subject to change from time-to-time, which increases our monitoring and compliance costs and the risk that we may fall out of compliance. Additionally, we may be required to ensure that our suppliers comply with applicable laws and regulations. If we or our suppliers fail to comply with such laws or regulations, we could face sanctions for such noncompliance, and our customers may refuse to purchase our products, which would have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Common Stock

Our stock price may be volatile and may decline regardless of our operating performance.

Our common stock is listed on the Nasdaq Global Select Market ("NASDAQ") under the symbol "LITE". The market price of our common stock has fluctuated and may fluctuate significantly due to a number of factors, some of which may be beyond our control and may often be unrelated or disproportionate to our operating performance. These include:

- general economic and market conditions and other external factors;

- changes in global economic conditions, including those resulting from trade tensions, rising inflation, and fluctuations in foreign currency exchange and interest rates;

- speculation in the press or investment community about our strategic position;

- actual or anticipated fluctuations in our quarterly or annual operating results;

- changes in earnings estimates by securities analysts or our ability to meet those estimates;

- the operating and stock price performance of other comparable companies;

- a shift in our investor base;

- the financial performance of other companies in our industry, and of our customers;

- general market, economic and political conditions, including market conditions in the semiconductor industry;

- pandemics and similar major health concerns, including the COVID-19 pandemic;

- success or failure of our business strategy;

- credit market fluctuations which could negatively impact our ability to obtain financing as needed;

- changes in governmental regulation including taxation and tariff policies;

- changes in global political tensions that may affect business with our customers;

- announcements by us, competitors, customers, or our contract manufacturers of significant acquisitions or dispositions, strategic alliances or overall movement toward industry consolidations among our customers and competitors;

- investor perception of us and our industry;

- changes in recommendations by securities analysts;

- changes in accounting standards, policies, guidance, interpretations or principles;

- differences, whether actual or perceived, between our corporate social responsibility and ESG practices and disclosure and investor expectations;

- litigation or disputes in which we may become involved;

- overall market fluctuations;

- issuances of our shares upon conversion of some or all of the convertible notes;

- sales of our shares by our officers, directors, or significant stockholders; and

- the timing and amount of share repurchases, if any.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders

have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business, results of operations, financial condition and cash flows.

Servicing our existing and future indebtedness, including the 2026 Notes, 2028 Notes and 2029 Notes (collectively referred to as the "convertible notes") may require a significant amount of cash, and we may not have sufficient cash flow or the ability to raise the funds necessary to satisfy our obligations under the convertible notes and our current and future indebtedness may limit our operating flexibility or otherwise affect our business.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness under the convertible notes, or to make cash payments in connection with any conversion of the convertible notes or upon any fundamental change if holders of the applicable series of the convertible notes require us to repurchase their convertible notes for cash, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations in the future sufficient to service our indebtedness and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring indebtedness or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. In addition, our existing and future indebtedness could have important consequences to our stockholders and significant effects on our business. For example, it could:

- make it more difficult for us to satisfy our debt obligations under the convertible notes;

- increase our vulnerability to general adverse economic and industry conditions;

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital and other general corporate purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- restrict us from exploiting business opportunities;

- place us at a competitive disadvantage compared to our competitors that have less indebtedness; and

- limit our availability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general purposes

Transactions relating to our convertible notes may dilute the ownership interest of existing stockholders, or may otherwise depress the price of our common stock.

If the convertible notes are converted by holders of such series, we have the ability under the applicable indenture to deliver cash, common stock, or any combination of cash or common stock, at our election upon conversion of the applicable series of the convertible notes. If we elect to deliver common stock upon conversion of the convertible notes, it would dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, certain holders of the convertible notes may engage in short selling to hedge their position in the convertible notes. Anticipated future conversions of the convertible notes into shares of our common stock could depress the price of our common stock.

We do not expect to pay dividends on our common stock.

We do not currently expect to pay dividends on our common stock. The payment of any dividends to our stockholders in the future, and the timing and amount thereof, if any, is within the discretion of our board of directors. Our board of directors' decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, potential debt service obligations or restrictive covenants, industry practice, legal requirements, regulatory constraints and other factors that our board of directors deems relevant.

In addition, because we are a holding company with no material direct operations, we are dependent on loans, dividends and other payments from our operating subsidiaries to generate the funds necessary to pay dividends on our common stock. However, our operating subsidiaries' ability to make such distributions will be subject to their operating results, cash requirements and financial condition and the applicable provisions of Delaware law that may limit the amount of funds available for distribution. Our ability to pay cash dividends may also be subject to covenants and financial ratios related to existing or future indebtedness, and other agreements with third parties.

Certain provisions in our charter and Delaware corporate law could hinder a takeover attempt.

We are subject to the provisions of Section 203 of the Delaware General Corporate Law which prohibits us, under some circumstances, from engaging in business combinations with some stockholders for a specified period of time without the approval of the holders of substantially all of our outstanding voting stock. Such provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, even if such events could be beneficial, in the short-term, to the interests of our stockholders. In addition, such provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock. Our certificate of incorporation and bylaws contain provisions providing for the limitations of liability and indemnification of our directors and officers, allowing vacancies on our board of directors to be filled by the vote of a majority of the remaining directors, granting our board of directors the authority to establish additional series of preferred stock and to designate the rights, preferences and privileges of such shares (commonly known as "blank check preferred") and providing that our stockholders can take action only at a duly called annual or special meeting of stockholders, which may only be called by the chairman of the board of directors, the chief executive officer or the board of directors. These provisions may also have the effect of deterring hostile takeovers or delaying changes in control or changes in our management.

Our bylaws designate Delaware courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against us or our directors and officers.

Our bylaws provide that, unless we consent in writing to an alternative forum, the state or federal courts of Delaware are the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting breach of fiduciary duty, or other wrongdoing, by our directors, officers or other employees to us or our stockholders; any action asserting a claim against Lumentum pursuant to the Delaware General Corporation Law or our certificate of incorporation or bylaws; any action asserting a claim against Lumentum governed by the internal affairs doctrine; or any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws. This exclusive forum provision may limit the ability of our stockholders to bring a claim in a different judicial forum that such stockholders find favorable for disputes with us or our directors or officers, which may discourage such lawsuits against us or our directors and officers.

Alternatively, if a court outside of Delaware were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Risk Management and Strategy

Cybersecurity risk management is an important part of and is integrated into our overall enterprise risk management framework, with cybersecurity risks being among the core enterprise risks identified for oversight by our Board of Directors (the "Board") through our annual enterprise risk assessment. We maintain an enterprise-wide cybersecurity risk assessment program and framework that is designed to identify, assess, and manage cybersecurity risk, vulnerabilities, and threats. The foundation of our cybersecurity program is based on the International Organization for Standardization (ISO) and the National Institute of Standards and Technology ("NIST") Cybersecurity Framework. In alignment with the concepts and principles articulated in these standards, we have implemented controls related to cybersecurity threats and incidents including monitoring, log collection and analysis, threat hunting and intelligence surveillance, and regular vulnerability scans/penetration tests. Additionally, in furtherance of assessing, identifying, and managing material cybersecurity risks, we:

- Leverage technology solutions to provide protection for our assets and detect threats in our environment;

- Regular vulnerability assessments and penetration testing to identify, assess, and remediate weaknesses;

- Maintain an enterprise-wide disaster recovery governance program, which includes cybersecurity-related disaster recovery policies and procedures related thereto;

- Regularly perform cybersecurity-related disaster recovery testing designed to ensure that the Company's mission-critical systems are recoverable, in support of our business continuity needs; and

- Work with each of our business and corporate groups with our internal cybersecurity program to integrate cybersecurity requirements into operating environments as appropriate, which drives business strategies, budgeting,

and similar processes. In addition, executive management, as well as our Board, regularly review our financial planning processes for these areas, inclusive of our cybersecurity programs.

Changes or additions to our cybersecurity risk assessment program and related practices and procedures described above in response to cybersecurity needs are reviewed by our Cybersecurity Steering Committee ("CSC"), which is an executive management-level cross-functional group.

We regularly engage independent third parties to assess our cybersecurity program and practices, and to assist with risk mitigation. The effectiveness of our cybersecurity environment is regularly tested by internal personnel and these third parties. These assessments are performed in conformance with ISO standards and requirements. Enhancements to our cybersecurity program and practices are identified from assessment findings, and if deemed appropriate, implemented.

In addition, we evaluate critical systems and applications hosted by third parties for cybersecurity risks and we also assess the security posture and features of those services. This includes review and monitoring of the third party, and inclusion of cybersecurity requirements in contractual agreements to ensure third party services meet our standards for such providers, and the cybersecurity risks associated with the use of these services is appropriate.

For additional information regarding whether any risks from cybersecurity threats are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition, please refer to Item 1A, "Risk Factors - Any failure, disruption or security breach or incident of or impacting our information technology infrastructure or information systems have an adverse impact on our business and operations." We believe that risks from prior cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected our business to date. However, we can provide no assurance that there will not be incidents in the future or that they will not materially affect us, including our business strategy, results of operations, or financial condition.

Governance

Our Board oversees our enterprise risk management program and practices, and the Audit Committee assists the Board in its oversight of cybersecurity matters. Quarterly updates are presented to our Audit Committee by our Chief Information Security Officer ("CISO") on cybersecurity risks and threats. In addition, our Audit Committee provides Board-level oversight for management's actions with respect to practices, procedures and controls used to identify, assess, and manage our key cybersecurity programs and risks, and, as necessary, responses to any significant cybersecurity incidents.

Our cybersecurity program is led by our CISO who manages a team of cybersecurity professionals. Our CISO has over 20 years of experience in cybersecurity and technology, including as a CISO at another public company. Members of our cybersecurity team, combined, have over 80 years of cybersecurity experience and hold professional certifications, including Certified Information Systems Security Professional ("CISSP").

As noted above, we also maintain a Cybersecurity Steering Committee, or CSC, which consists of our Group Vice President, IT and CISO, Executive Vice President, Chief Financial Officer, Executive Vice President, Chief Human Resources Officer, Senior Vice President, General Counsel, Senior Vice President, Global Operations, Senior Vice President, Chief Accounting Officer, and Vice President, Internal Audit. The CSC group has the primary day to day responsibility to monitor and manage cybersecurity risks. The CSC provides oversight of the cybersecurity initiatives within Lumentum and is responsible integrating cybersecurity risk management practices with critical business processes so that cybersecurity is appropriately addressed throughout Lumentum.

ITEM 2. PROPERTIES

We own and lease various properties in the United States and eleven other countries around the world. We use the properties for executive and administrative offices, data centers, product development offices, customer service offices and manufacturing facilities. Our current corporate headquarters, which we own, is approximately 238,000 square feet and located in San Jose, California. As of June 29, 2024, our leased and owned properties in total are approximately 3,350,000 square feet, of which we own approximately 2,147,000 square feet, including the 1,173,000 square feet manufacturing sites in Thailand, the 183,000 square feet manufacturing site in the United Kingdom, the 250,000 square feet manufacturing sites in China, the 238,000 square feet on the San Jose campus, the 130,000 square feet manufacturing and R&D site in Japan, and the 36,000 square feet manufacturing and R&D sites in Slovenia. Leased sites include properties located in Canada, China, Italy, Japan, Switzerland, Taiwan, the United Kingdom, the United States, Brazil and South Korea. We believe our existing properties, including both owned and leased sites, are in good condition and suitable for the conduct of our business.

From time-to-time we consider various alternatives related to our long-term facilities' needs. While we believe our existing facilities are adequate to meet our immediate needs, it may become necessary to lease, acquire, or sell additional or alternative space to accommodate future business needs. In July 2024, we completed a transaction to purchase the land and building of our wafer fabrication facility located in Sagamihara, Japan. Our lease of the building at the premises was terminated as a result of the purchase.

ITEM 3. LEGAL PROCEEDINGS

We are subject to a variety of claims and suits that arise from time-to-time in the ordinary course of our business. As such, we regularly evaluate developments in legal matters that could affect the amount of the previously accrued liability and record adjustments as appropriate. While management currently believes that resolving claims against us, individually or in the aggregate, will not have a material adverse impact on our financial position, results of operations or cash flows, these matters are subject to inherent uncertainties and management's view of these matters may change in the future. Should we experience an unfavorable final outcome, there exists the possibility of a material adverse impact on our financial position, results of operations or cash flows for the period in which the effect becomes reasonably estimable. For a description of our material pending legal proceedings, refer to "Note 16. Commitments and Contingencies" to the consolidated financial statements.

ITEM 4. MINE SAFETY DISCLOSURES

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the NASDAQ Stock Market under the symbol "LITE". According to records of our transfer agent, we had 2,044 stockholders of record as of August 14, 2024, and we believe there is a substantially greater number of beneficial holders.

We do not expect to pay cash dividends on our common stock in the foreseeable future.

Stock Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), or incorporated by reference into any filing of Lumentum Holdings Inc. under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The following graph compares the cumulative total return of our common stock with the total return for the NASDAQ Composite Index (the "IXIC") and the NASDAQ 100 Technology Sector Index (the "NDXT") from market close on June 29, 2018 (the last trading day before the beginning of our fifth preceding fiscal year) through June 29, 2024. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

COMPARISON OF CUMULATIVE TOTAL RETURN
Among LITE, the NDXT, and the IXIC



Recent Sale of Unregistered Equity Securities

None.

Issuer Purchases of Equity Securities

The following table sets forth issuer purchases of equity securities for the fourth quarter of fiscal 2024 (*in millions, except share and per share amounts*):

Period	Total number of shares purchased	Average price paid per share [1]	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximation dollar value) of shares that may yet be purchased under the plans or programs [2]
March 31, 2024 to April 27, 2024				$ 569.6
April 28, 2024 to June 1, 2024				$ 569.6
June 2, 2024 to June 29, 2024				$ 569.6
Total	—	$ —	—	$ 569.6

[1] Average price paid per share includes costs associated with the repurchases.

[2] On May 7, 2021, our board of directors approved the 2021 share buyback program, which authorizes us to use up to $700.0 million to purchase our own shares of common stock. On March 3, 2022, our board of directors approved an increase in our share buyback program, which authorizes us to use up to an aggregate amount of $1.0 billion (an increase from $700.0 million) to purchase our own shares of common stock through May 2024. On April 5, 2023, our board of directors approved a further increase in our share buyback program, which authorizes us to use up to an aggregate amount of $1.2 billion (an increase from $1.0 billion) to purchase our own shares of common stock through May 2025, but may be suspended or terminated at any time.

ITEM 6.   [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the audited consolidated financial statements and the corresponding notes included elsewhere in this Annual Report. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Refer to "Risk Factors" and "Forward-Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

We are an industry-leading provider of optical and photonic products defined by revenue and market share, essential to range of cloud, artificial intelligence and machine learning ("AI/ML"), telecommunications, consumer, and industrial end-market applications.

We believe the global markets in which Lumentum participates have fundamentally robust, long-term trends that will increase the need for our photonics products and technologies. We believe the world is becoming more reliant on ever-increasing amounts of data flowing through optical networks and data centers. Lumentum's products and technology enable the scaling of cloud data centers and communications networks and to higher capacities. The advent of AI/ML has caused a dramatic surge in the growing demands on data networking in cloud data centers and accelerated the usage of optical components and modules. We expect that the accelerating shift to digital and virtual approaches to many aspects of work and life will continue into the future. Virtual meetings, video calls, and hybrid in-person and virtual environments for work and other aspects of life will continue to drive strong needs for bandwidth growth and present dynamic new challenges that our technology addresses. As manufacturers demand higher levels of precision, new materials, and factory and energy efficiency, suppliers of manufacturing tools globally are turning to laser-based approaches, including the types of lasers Lumentum supplies. Laser-based 3D sensing and LiDAR for security, industrial and automotive applications are rapidly developing markets. The technology enables computer vision applications that enhance security, safety, and new functionality in the electronic devices that people rely on every day. The use of LiDAR and in-cabin 3D sensing in automobile and delivery vehicles over time significantly adds to our long-term market opportunity. Additionally, we expect 3D-enabled machine vision solutions to expand significantly in industrial applications in the coming years.

To maintain and grow our market and technology leadership positions, we are continually investing in new and differentiated products and technologies and customer programs that address both nearer-term and longer-term growth opportunities, both organically and through acquisitions, as well as continually improving and optimizing our operations. Over many years, we have developed close relationships with market leading customers. We seek to use our core optical and photonic technology and our volume manufacturing capability to expand into attractive emerging markets that benefit from advantages that optical or photonics-based solutions provide.

Prior to fiscal year 2024, we operated in two reportable segments consisting of Optical Communications ("OpComms") and Commercial Lasers ("Lasers"). During the fiscal first quarter of 2024, our chief operating decision maker ("CODM") implemented changes in how he organizes the business, allocates resources, and assesses performance. We changed our organizational structure to better align with trends in our markets and our customer and product mix. Our new operating segments are Cloud & Networking and Industrial Tech. The Cloud & Networking segment includes the Telecom & Datacom product lines that were previously part of the OpComms segment. The Industrial Tech segment includes previous Lasers segment and the Industrial & Consumer product lines that were previously part of the OpComms segment. The two operating segments were primarily determined based on how the CODM views and evaluates our operations. The CODM regularly reviews operating results to make decisions about resources to be allocated to the segments and to assess their performance.

In conjunction with this change, our CODM now evaluates each segment's performance and allocates resources based on segment revenue and segment profit, instead of gross profit, as our CODM believes segment profit is a more comprehensive profitability measure for each operating segment. Segment profit includes operating expenses directly managed by operating segments, including research and development, and direct sales and marketing expenses. Segment profit does not include stock-based compensation, acquisition or integration related costs, amortization and impairment of acquisition-related intangible assets, restructuring and related charges, and certain other charges. Additionally, we do not allocate corporate marketing and strategic marketing expenses and general and administrative expenses, as these expenses are not directly attributable to our operating segments.

Comparative prior period segment information has been recast to conform to the new segment structure and segment profitability measure. The change in our operating segments had no impact on our previously reported consolidated results of operations, financial condition, or cash flows.

Cloud & Networking

Our Cloud & Networking products include a comprehensive portfolio of optical and photonic components, modules, and subsystems supplied to network operator and network equipment manufacturer customers building cloud data center infrastructure, including products for artificial intelligence and machine learning ("AI/ML") and data center interconnect ("DCI") applications, and communications service provider networks, including products for access (local), metro (intracity), long-haul (city-to-city and worldwide), and submarine (undersea) network infrastructure. Our Cloud & Networking products also support network equipment manufacturers building enterprise network infrastructure, including storage-area networks ("SANs"), local-area networks ("LANs") and wide-area networks ("WANs"). Demand for our Cloud & Networking products is driven by the continual growth in network capacity required for cloud computing and services, including for AI/ML, streaming video and video conferencing, wireless and mobile devices, and internet of things ("IoT").

Industrial Tech

Our Industrial Tech products include solid-state lasers, kilowatt-class fiber lasers, ultrafast lasers, diode lasers, and gas lasers, which address applications in numerous end-markets. In the consumer end-market, our laser light sources are integrated into our customers' 3D sensing cameras, which are used in mobile devices, payment kiosks, and other consumer electronics devices to enable applications including biometric identification, computational photography and virtual and augmented reality. In the automotive end-market, our lasers are used in our customers' LiDAR and other optical sensor devices, which are increasingly being used in advanced driver assistance systems ("ADAS") and in-cabin driver and occupant monitoring systems. In the industrial manufacturing end-market, our lasers are incorporated into our customers' manufacturing machine tools used for the precision processing of materials in a range of industries including semiconductor device and microelectronics fabrication, electric vehicle and battery production, metal cutting and welding, and advanced manufacturing. Our products can also be used in the industrial end-market in imaging and sensing systems for process feedback and control, quality assurance, and waste reduction. Adoption of our products in the industrial end-market is driven by the needs of customers to advance semiconductor and microelectronics industry roadmaps, and by Industry 4.0/5.0 trends, including increasing manufacturing precision and flexibility and reducing waste and environmental impact. Demand for our products in the industrial end-market is driven by end-customer investments in manufacturing capacity. Our lasers also address certain semiconductor inspection and life-science applications.

Cloud Light Acquisition

On November 7, 2023 (the "Closing date"), we completed the acquisition of Cloud Light. Cloud Light designs, markets, and manufactures advanced optical modules for data center interconnect applications. The acquisition enables us to be well-positioned to serve the growing needs of cloud & networking customers, particularly those focused on optimizing their data center infrastructure for the demands of AI/ML. On the Closing date, we paid $705.0 million of total cash consideration to Cloud Light. Additionally, each of Cloud Light's outstanding options was exchanged for a combination of cash and options to acquire Lumentum common stock having equivalent value (the "replacement options"). These replacement options have a total fair value of $38.9 million as of the Closing date, of which $23.5 million attributable to pre-acquisition service is recorded as part of the purchase price consideration and the remaining $15.4 million is recorded as post-acquisition stock-based compensation expense over the vesting period of three years from the Closing date. We also incurred a total of $9.6 million of merger-related costs, representing professional and other direct acquisition costs, which was recorded as general and administrative expense in the consolidated statement of operations for the year ended June 29, 2024. Refer to "Note 4. Business Combination" to the consolidated financial statements for additional information.

Supply Chain Constraints

Our business and our customers' businesses have been negatively impacted by worldwide logistics and supply chain issues, including constraints on available cargo capabilities and limited availability of once broadly available supplies of both raw materials and finished components. COVID-19 also created dynamics in the semiconductor component supply chains that have led to shortages of the types of components we and our customers require in our products. Although the supply chain constraints started to improve in the latter half of fiscal 2023, we felt its ongoing effects in fiscal 2024, as described below, and these constraints or effects may impact our ability to supply our products to our customers and may reduce our revenue and profit margin if they continue or reoccur. In addition, if our customers are unable to procure needed semiconductor components, their demand for our products will decrease. Due to the global supply chain constraints, we had to incur incremental supply and procurement costs in order to increase our ability to fulfill demands from our customers.

In addition, in response to component shortages, certain of our customers accumulated inventory that they are now managing down as supply conditions improve. Accordingly, customer orders have declined in recent periods and certain customers have not taken the shipments we had originally projected due to their inventory management. As customers manage their inventory down, our revenue has declined and our margins are adversely impacted as we are not able to fully recover

costs, such as underutilized manufacturing capacity, associated with the forecasted demand and we may incur excess and obsolescence charges from unsold inventory. In the fiscal fourth quarter of 2024, inventory reduced by $22.3 million compared to the fiscal third quarter of 2024, due to our focused effort to manage our production and inventory levels. Over the next several quarters, we plan to continue to manage our inventory closely and lower the days of inventory on hand.

For more information on risks associated with supply chain constraints and customer inventory, refer to Item 1A "Risk Factors" of this Annual Report.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") as set forth in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC"). We also consider the various staff accounting bulletins and other applicable guidance issued by the United States Securities and Exchange Commission ("SEC"). GAAP, as set forth within the ASC, requires us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that we make these estimates, judgments and assumptions. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are differences between these estimates, judgments or assumptions and actual results, these difference will affect our financial statements. The accounting policies that reflect our more significant estimates, judgments and assumptions and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

- Inventory Valuation

- Revenue Recognition

- Income Taxes

- Business Combinations

- Goodwill and Intangible Assets - Impairment Assessment

Inventory Valuation

Our inventories are recorded at standard cost, which approximates actual cost computed on a first-in, first-out basis, not in excess of net realizable value. We assess the value of our inventories on a quarterly basis and write down those inventories which are obsolete or in excess of our forecasted demand to the lower of their cost or estimated net realizable value.

Our estimates of forecasted demand are based upon our analysis and assumptions including, but not limited to, expected product lifecycles, product development plans and historical usage by product. Our product line management personnel play a key role in our excess review process by providing updated sales forecasts, managing product transitions and working with manufacturing to minimize excess inventory. If actual market conditions are less favorable than our forecasts, or actual demand from our customers is lower than our estimates, we may be required to record additional inventory write-downs. If actual market conditions are more favorable than anticipated, inventories previously written down may be sold, resulting in lower cost of sales and higher income from operations than expected in that period.

Our inventories are sensitive to technical obsolescence in the near term due to the use in industries characterized by the continuous introduction of new product lines, rapid technological advances, and product obsolescence. Based on certain assumptions and judgments made from the information available at that time, we determine the amount of allowance for potential inventory obsolescence. If these estimates and related assumptions or the market changes, we may be required to record additional reserves. Historically, actual results have not varied materially from our estimates.

Revenue Recognition

Pursuant to Topic 606, we recognize our revenues upon the application of the following steps:

- identification of the contract, or contracts, with a customer;

- identification of the performance obligations in the contract;

- determination of the transaction price;

- allocation of the transaction price to the performance obligations in the contract; and

- recognition of revenues when, or as, the contractual performance obligations are satisfied.

The majority of our revenue comes from product sales, consisting of sales of hardware products to our customers. Our revenue contracts generally include only one performance obligation. Revenues are recognized at a point in time when control of the promised goods or services are transferred to our customers upon shipment or delivery of goods or rendering of services, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We have entered into vendor managed inventory ("VMI") programs with our customers. Under these arrangements, we receive purchase orders from our customers, and the inventory is shipped to the VMI location upon receipt of the purchase order. The customer then pulls the inventory from the VMI hub based on its production needs. Revenue under VMI programs is recognized when control transfers to the customer, which is generally once the customer pulls the inventory from the hub.

Revenue from all sales types is recognized at the transaction price. The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer adjusted for estimated variable consideration, if any. We typically estimate the impact on the transaction price for discounts offered to the customers for early payments on receivables or net of accruals for estimated sales returns. These estimates are based on historical returns, analysis of credit memo data and other known factors. Actual returns could differ from these estimates. We allocate the transaction price to each distinct product based on its relative standalone selling price. The product price as specified on the purchase order is considered the standalone selling price as it is an observable input that depicts the price as if sold to a similar customer in similar circumstances.

We exclude from revenue the taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, which are collected by us from a customer and deposited with the relevant government authority.

Our revenue arrangements do not contain significant financing components as our standard payment terms are less than one year.

If a customer pays consideration, or we have a right to an amount of consideration that is unconditional before we transfer a good or service to the customer, those amounts are classified as deferred revenue or deposits received from customers which are included in other current liabilities or other long-term liabilities when the payment is made or it is due, whichever is earlier.

Transaction Price Allocated to the Remaining Performance Obligations

Remaining performance obligations represent the transaction price allocated to performances obligations that are unsatisfied or partially unsatisfied as of the end of the reporting period. Unsatisfied and partially unsatisfied performance obligations consist of contract liabilities and non-cancellable backlog. Non-cancellable backlog includes goods and services for which customer purchase orders have been accepted that are scheduled or in the process of being scheduled for shipment. A portion of our revenue arises from vendor managed inventory arrangements where the timing and volume of customer utilization is difficult to predict.

Warranty

Hardware products regularly include warranties to the end customers such that the product continues to function according to published specifications. We typically offer a twelve-month warranty for most of our products. However, in some instances depending upon the product, specific market, product line and geography in which we operate, and what is common in the industry, our warranties can vary and range from six months to five years. These standard warranties are assurance type warranties and do not offer any services in addition to the assurance that the product will continue working as specified. Therefore, warranties are not considered separate performance obligations in the arrangement.

We provide reserves for the estimated costs of product warranties that we record as cost of sales at the time revenue is recognized. We estimate the costs of our warranty obligations based on our historical experience of known product failure rates, use of materials to repair or replace defective products and service delivery costs incurred in correcting product failures. In addition, from time-to-time, specific warranty accruals may be made if discrete technical problems arise.

Shipping and Handling Costs

We record shipping and handling costs related to revenue transactions within cost of sales as a period cost.

Contract Costs

We recognize the incremental direct costs of obtaining a contract, which consist of sales commissions, when control over the products they relate to transfers to the customer. Applying the practical expedient, we recognize commissions as expense when incurred, as the amortization period of the commission asset we would have otherwise recognized is less than one year.

Contract Balances

We record accounts receivable when we have an unconditional right to consideration. Contract liabilities are recorded when cash payments are received or due in advance of performance. Contract liabilities consist of advance payments and deferred revenue, where we have unsatisfied performance obligations. Contract liabilities are classified as deferred revenue and customer deposits and are included in other current liabilities within our consolidated balance sheet. Payment terms vary by customer. The time between invoicing and when payment is due is not significant.

The following table reflects the changes in contract balances as of June 29, 2024 (*in millions, except percentages*):

Contract balances	Balance sheet location	June 29, 2024	July 1, 2023	Change	Percentage Change
Accounts receivable, net	Accounts receivable, net	$ 194.7	$ 246.1	$ (51.4)	(20.9)%
Deferred revenue and customer deposits	Other current liabilities	$ 0.6	$ 2.1	$ (1.5)	(71.4)%

Disaggregation of Revenue

We disaggregate revenue by geography and by product. Refer to "Note 18. Revenue Recognition" to the consolidated financial statements for a presentation of disaggregated revenue. We do not present other levels of disaggregation, such as by type of products, customer, markets, contracts, duration of contracts, timing of transfer of control and sales channels, as this information is not used by our Chief Operating Decision Maker ("CODM") to manage the business.

Income Taxes

In accordance with the authoritative guidance on accounting for income taxes, we recognize income taxes using an asset and liability approach. This approach requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. The measurement of current and deferred taxes is based on provisions of the enacted tax law, and the effects of future changes in tax laws or rates are not anticipated.

The authoritative guidance provides for recognition of deferred tax assets if the realization of such deferred tax assets is more likely than not to occur based on an evaluation of both positive and negative evidence and the relative weight of the evidence. We consider future growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate, historical earnings, taxable income in prior years, if carry-back is permitted under the law, and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets valuation allowance would be charged to earnings in the period in which we make such a determination, or goodwill would be adjusted at our final determination of the valuation allowance related to an acquisition within the measurement period. If we later determine that it is more likely than not that the net deferred tax assets would be realized, we would reverse the applicable portion of the previously provided valuation allowance as an adjustment to earnings at such time.

We are subject to income tax audits by the respective tax authorities of the jurisdictions in which we operate. The determination of our income tax liabilities in each of these jurisdictions requires the interpretation and application of complex, and sometimes uncertain, tax laws and regulations. The authoritative guidance on accounting for income taxes prescribes both recognition and measurement criteria that must be met for the benefit of a tax position to be recognized in the financial statements. If a tax position taken, or expected to be taken, in a tax return does not meet such recognition or measurement criteria, an unrecognized tax benefit liability is recorded. If we ultimately determine that an unrecognized tax benefit liability is no longer necessary, we reverse the liability and recognize a tax benefit in the period in which it is determined that the unrecognized tax benefit liability is no longer necessary.

Our income tax provision is highly dependent upon the geographic distribution of our worldwide earnings or losses, tax laws and regulations in various jurisdictions, tax incentives, the availability of tax credits and loss carryforwards, and the effectiveness of our tax planning strategies. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation, and the evolution of regulations and court rulings and tax audits.

The recognition and measurement of current taxes payable or refundable and deferred tax assets and liabilities requires that we make certain estimates and judgments. Changes to these estimates or a change in judgment may have a material impact on our tax provision in a future period.

Business Combinations

In accordance with the guidance for business combinations, we determine whether a transaction or event is a business combination, which requires that the assets acquired and liabilities assumed constitute a business. Each business combination is then accounted for by applying the acquisition method. If the assets acquired are not a business, we account for the transaction or event as an asset acquisition. Under both methods, we recognize the identifiable assets acquired, the liabilities assumed, and noncontrolling interest, if any, in the acquired entity. We capitalize acquisition-related costs and fees associated with asset acquisitions and immediately expense acquisition-related costs and fees associated with business combinations.

We allocate the fair value of purchase consideration to assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. We make significant estimates and assumptions to determine assets acquired and liabilities assumed, in particular intangible assets and pre-acquisition contingencies, as applicable.

Critical estimates in valuing intangible assets include, but are not limited to, discount rates, the period required for customer revenues to mature, and future expected cash flows from customer relationships, acquired developed technology and acquired in-process research and development assets. Our estimates of fair value are based upon assumptions using the best information available. These assumptions are inherently uncertain and unpredictable and, as a result, actual results may differ materially from these estimates.

We may identify certain pre-acquisition contingencies as of the acquisition date and may extend our review and evaluation of these pre-acquisition contingencies throughout the measurement period in order to obtain sufficient information to assess whether these contingencies should be included as a part of the fair value of assets acquired and liabilities assumed and, if so, the amounts to be included.

Certain estimates associated with the accounting for acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed. Any change in facts and circumstances that existed as of the acquisition date and impacts to our preliminary estimates is recorded to goodwill if identified within the measurement period. Subsequent to the measurement period or our final determination of fair value of assets and liabilities, whichever is earlier, the adjustments will affect our earnings. Although we believe that the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

Goodwill and Intangible Assets - Impairment Assessment

Goodwill represents the excess of the purchase price of an acquired business over the fair value of the identifiable assets acquired and liabilities assumed. We test goodwill impairment on an annual basis in the fiscal fourth quarter and at any other time when events occur or circumstances indicate that the carrying amount of goodwill may not be recoverable.

We have the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. The qualitative factors we assess include long-term prospects of our performance, share price trends and market capitalization, and Company specific events. Unanticipated events and circumstances may occur that affect the accuracy of our assumptions, estimates and judgments. For example, if the price of our common stock were to significantly decrease combined with other adverse changes in market conditions, thus indicating that the underlying fair value of our reporting units may have decreased, we may reassess the value of our goodwill in the period such circumstances were identified.

If we determine that, as a result of the qualitative assessment, it is more likely than not (i.e., greater than 50% likelihood) that the fair value of a reporting unit is less than its carrying amount, we perform the quantitative test by estimating the fair value of our reporting units. If the carrying value of a reporting unit exceeds its fair value, we record goodwill impairment loss equal to the excess of the carrying value of the reporting unit's goodwill over its fair value, not to exceed the carrying amount of goodwill. Performing a quantitative goodwill impairment test includes the determination of the fair value of a reporting unit and involves significant estimates and assumptions. These estimates and assumptions include, among others, revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and the determination of appropriate market comparables.

We make judgments about the recoverability of purchased finite lived intangible assets whenever events or changes in circumstances indicate that impairment may exist. In such situations, we are required to evaluate whether the net book values of our finite lived intangible assets are recoverable. We determine whether finite lived intangible assets are recoverable based upon the forecasted future cash flows that are expected to be generated by the lowest level associated asset grouping. Assumptions and estimates about future values and remaining useful lives of our intangible assets are complex and subjective and include, among others, forecasted undiscounted cash flows to be generated by certain asset groupings. These assumptions and estimates can be affected by a variety of factors, including external factors such as industry and economic trends and internal factors such as changes in our business strategy and our internal forecasts.

Recently Issued Accounting Pronouncements

Refer to "Note 2. Recently Issued Accounting Pronouncements" to the consolidated financial statements.

Results of Operations

The results of operations for the periods presented are not necessarily indicative of results to be expected for future periods. The following table summarizes selected consolidated statements of operations items as a percentage of net revenue:

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
Segment net revenue:			
Cloud & Networking	79.8 %	74.8 %	58.9 %
Industrial Tech	20.2	25.2	41.1
Net revenue	100.0	100.0	100.0
Cost of sales	75.3	63.0	50.3
Amortization of acquired developed intangibles	6.2	4.8	3.7
Gross profit	18.5	32.2	46.0
Operating expenses:			
Research and development	22.2	17.4	12.9
Selling, general and administrative	22.9	19.7	15.5
Restructuring and related charges	5.3	1.6	(0.1)
Total operating expenses	50.4	38.7	28.3
Income (loss) from operations	(31.9)	(6.5)	17.7
Interest expense	(2.5)	(2.0)	(4.7)
Other income, net	4.6	2.8	0.7
Income (loss) before income taxes	(29.8)	(5.7)	13.7
Income tax provision	10.4	1.7	2.1
Net income (loss)	(40.2)%	(7.4)%	11.6 %

Financial Data for Fiscal 2024, 2023, and 2022

The following table summarizes selected consolidated statements of operations items (*in millions, except for percentages*):

	2024	2023	Change	Percentage Change	2023	2022	Change	Percentage Change
Segment net revenue:								
Cloud & Networking	$ 1,084.9	$ 1,322.5	$ (237.6)	(18.0)%	$ 1,322.5	$ 1,008.7	$ 313.8	31.1 %
Industrial Tech	274.3	444.5	(170.2)	(38.3)	444.5	703.9	(259.4)	(36.9)
Net revenue	$ 1,359.2	$ 1,767.0	$ (407.8)	(23.1)%	$ 1,767.0	$ 1,712.6	$ 54.4	3.2 %
Gross profit	$ 251.5	$ 569.0	$ (317.5)	(55.8)%	$ 569.0	$ 788.6	$ (219.6)	(27.8)%
Gross margin	18.5 %	32.2 %			32.2 %	46.0 %		
Research and development	$ 302.2	$ 307.8	$ (5.6)	(1.8)%	$ 307.8	$ 220.7	$ 87.1	39.5 %
Percentage of net revenue	22.2 %	17.4 %			17.4 %	12.9 %		
Selling, general and administrative	$ 310.7	$ 348.8	$ (38.1)	(10.9)%	$ 348.8	$ 265.7	$ 83.1	31.3 %
Percentage of net revenue	22.9 %	19.7 %			19.7 %	15.5 %		
Restructuring and related charges	$ 72.6	$ 28.1	$ 44.5	158.4 %	$ 28.1	$ (1.1)	$ 29.2	n/a
Percentage of net revenue	5.3 %	1.6 %			1.6 %	(0.1)%		

<u>Net Revenue</u>

Net revenue decreased by $407.8 million, or 23.1%, during fiscal 2024 as compared to fiscal 2023, due to a $237.6 million decrease in Cloud & Networking revenue and a $170.2 million decrease in Industrial Tech revenue.

The decrease in Cloud & Networking net revenue is primarily due to reduction in shipment primarily driven by U.S. export restrictions and reduction in demand associated with a build-up of inventory and resulting inventory management actions by our customers, offset by $199.5 million of revenue generated by Cloud Light. The decrease in Industrial Tech net revenue is primarily due to higher market competition, which reflects share normalization in the market, as well as reduction in demand associated with a build-up of inventory and resulting inventory management actions by our customers.

Net revenue increased by $54.4 million, or 3.2%, during fiscal 2023 as compared to fiscal 2022 due to a $313.8 million increase in Cloud & Networking revenue offset by a $259.4 million decrease in Industrial Tech revenue.

Cloud & Networking increased by $313.8 million during fiscal 2023 primarily due to $340.4 million of revenue attributable to the NeoPhotonics acquisition. Additionally, the supply chain shortage in fiscal 2022 was partially relieved, allowing us to meet more customer demand during fiscal 2023. The increase was offset by a $67.8 million decrease in revenue due to reduction in demand associated with inventory management and build-up at our customers and slowing of cloud data center customer capital spending. Industrial Tech decreased by $259.4 million primarily due to a $274.9 million decrease in imaging and sensing revenue driven by higher market competition and share normalization in the market, offset by a $15.1 million increase in industrial lasers revenue primarily due to a return in customer demand for our ultrafast and kilowatt class fiber lasers following a recovery in industrial production earlier in fiscal 2023 .

During our fiscal 2024, 2023 and 2022, net revenue generated from a single customer which represented 10% or greater of total net revenue is summarized as follows:

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
Google	18.9 %	*	*
Apple	*	12.1 %	28.7 %
Ciena	11.4 %	15.3 %	12.6 %
Nokia	*	10.5 %	*
*Represents less than 10% of total net revenue			

<u>Revenue by Region</u>

We operate in three geographic regions: Americas, Asia-Pacific, and EMEA (Europe, Middle East, and Africa). Net revenue is assigned to the geographic region and country where our product is initially shipped to. For example, certain customers may request shipment of our product to a contract manufacturer in one country, which may differ from the location of their end customers. The following table presents net revenue by the three geographic regions we operate in and net revenue from countries that represented 10% or more of our total net revenue *(in millions, except percentage data):*

		Years Ended				
	June 29, 2024		July 1, 2023		July 2, 2022	
Net revenue:						
Americas:						
United States	$ 356.1	26.2 %	$ 241.3	13.7 %	$ 173.9	10.2 %
Mexico	91.7	6.7	180.0	10.2	160.9	9.4
Other Americas	3.4	0.3	9.3	0.5	12.1	0.7
Total Americas	$ 451.2	33.2 %	$ 430.6	24.4 %	$ 346.9	20.3 %
Asia-Pacific:						
Thailand	$ 183.8	13.5 %	$ 269.0	15.2 %	$ 102.3	5.9 %
Hong Kong	261.9	19.3	246.7	14.0	458.2	26.7
South Korea	75.2	5.5	170.2	9.6	265.2	15.5
Japan	84.6	6.2	179.5	10.2	181.2	10.6
Other Asia-Pacific	174.3	12.9	276.3	15.6	242.4	14.2
Total Asia-Pacific	$ 779.8	57.4 %	$1,141.7	64.6 %	$1,249.3	72.9 %
EMEA	$ 128.2	9.4 %	$ 194.7	11.0 %	$ 116.4	6.8 %
Total net revenue	$1,359.2	100.0%	$1,767.0	100.0%	$1,712.6	100.0%

During fiscal 2024, 2023 and 2022, net revenue from customers outside the United States, based on customer shipping location, represented 73.8%, 86.3% and 89.8% of net revenue, respectively.

Our net revenue is primarily denominated in U.S. dollars, including our net revenue from customers outside the United States as presented above. We expect revenue from customers outside of the United States to continue to be an important part of our overall net revenue and a focus for net revenue growth opportunities. However, regulatory and enforcement actions by the United States and other governmental agencies, as well as changes in tax and trade policies and tariffs, have impacted and may continue to adversely impact net revenue from customers outside the United States.

<u>Gross Margin</u>

Gross margin in fiscal 2024 decreased to 18.5% from 32.2% in fiscal 2023. The decrease was primarily due to lower revenue, which negatively impacted gross margin by 12.9%, as well as a less profitable mix of products as a result of the acquisition of Cloud Light, which negatively impacted gross margin by 1.1%. Gross margin in fiscal 2024 was also negatively impacted by 1.4% due to higher excess capacity as a result of our manufacturing synergy plans in connection with the NeoPhotonics integration, transferring product lines out of China due to U.S. export restrictions, and a drop in demand due to customers actively working to reduce their elevated inventory levels. Additionally, in fiscal 2024 we recorded $13.3 million of higher inventory excess and obsolescence charges primarily due to U.S. export restrictions whereby we are no longer able to sell certain products to one of our customers, and customer demand changes as a result of product transitions. Furthermore, in fiscal 2024, we recorded $12.4 million of higher integration related costs. The decrease in gross margin was partially offset by $27.6 million of lower incremental costs of sales related to components acquired from various brokers at a premium to satisfy customer demand due to supply chain constraints and $9.5 million of lower amortization of acquired inventory.

Gross margin in fiscal 2023 decreased to 32.2% from 46.0% in fiscal 2022. The decrease was primarily due to a less profitable mix of products, including lower sales of sales of imaging and sensing products, which negatively impacted gross margin by 4.5%, as well as higher sales of lower margin telecom products due to the NeoPhotonics acquisition, which negatively impacted gross margin by 1.3%. Additionally, gross margin was negatively impacted by factory underutilization by 1.5% as a result of a drop in demand as customers actively work to reduce their elevated inventory levels. The lower gross margin was also driven by an aggregate of $21.5 million higher amortization of intangible assets due to the acquisition of NeoPhotonics and IPG telecom transmission product lines, $18.5 million higher incremental cost of sales related to components acquired from various brokers at a premium to satisfy customer demand due to supply chain constraints, $17.8 million of amortization of acquired inventory step-up, and $17.4 million of higher inventory excess and obsolete charges primarily due to company-wide integration efforts as a result of the NeoPhotonics acquisition and transitions to the next generation of products.

The markets in which we sell products are undergoing product, architectural and business model transitions, have high customer concentrations, are highly competitive, are price sensitive and/or are affected by customer seasonal and have variant

buying patterns. We expect these factors to result in variability of our gross margin, and our gross margins may be subject to increasing downward pressure due to these factors.

Segment Profit

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
Cloud & Networking	$ 124.5	$ 313.2	$ 266.9
Industrial Tech	25.1	152.7	373.5

Cloud & Networking segment profit decreased by $188.7 million, or 60.2%, during fiscal 2024 as compared to fiscal 2023 primarily due to lower segment revenue and lower sales from telecom products, which negatively impacted segment profit by $215.4 million, offset by $23.2 million of segment profit from Cloud Light. Industrial Tech segment profit decreased by $127.6 million or 83.6%, during fiscal 2024 as compared to fiscal 2023 primarily due to lower segment revenue and a less profitable mix of products, including lower sales of higher margin imaging and sensing products due to increasing competition and share normalization, which negatively impacted segment profit by $76.3 million.

Cloud & Networking segment profit increased by $46.3 million, or 17.3%, during fiscal 2023 as compared to fiscal 2022 primarily due to higher sales from telecom products, which favorably impacted segment profit by $122.1 million, offset by lower sales from datacom products which negatively impacted segment profit by $75.8 million. Industrial Tech segment profit decreased by $220.8 million, or 59.1%, during fiscal 2023 as compared to fiscal 2022 primarily due to lower segment revenue and a less profitable mix of products, including lower sales of higher margin imaging and sensing products due to increasing competition and share normalization, which negatively impacted segment profit by $215.3 million.

Research and Development ("R&D")

R&D expense decreased by $5.6 million, or 1.8%, in fiscal 2024 as compared to fiscal 2023. The decrease in R&D expense is primarily due to a charge of $12.9 million recorded during fiscal 2023 related to a write-off of in-process research and development intangible assets acquired from NeoPhotonics for projects that we subsequently decided not to pursue, offset by $8.6 million of higher spending primarily as a result of our acquisition of Cloud Light during fiscal 2024.

R&D expense increased by $87.1 million, or 39.5%, in fiscal 2023 as compared to fiscal 2022. The increase in R&D expense is attributable to an increase in payroll and employee compensation related expenses due to additional headcount from the acquisition of NeoPhotonics and IPG telecom transmission product lines. In addition, we recognized a charge of $12.9 million during fiscal 2023 related to a write-off of in-process research and development intangible assets acquired from NeoPhotonics for projects that we subsequently decided not to pursue.

We believe that continuing our investments in R&D is critical to attaining our strategic objectives. Despite signs of a weaker macroeconomic environment, we plan to continue to invest in R&D and new products that we believe will further differentiate us in the marketplace.

Selling, General and Administrative ("SG&A")

SG&A expense decreased by $38.1 million, or 10.9%, during fiscal 2024 as compared to fiscal 2023. The decrease in SG&A expense in fiscal 2024 was primarily driven by the overall reduction in payroll and employee compensation related expenses as a result of recent restructuring actions, $15.2 million of lower outside consultant costs as a result of business and system integrations efforts, $17.9 million of lower stock-based compensation primarily due to $11.9 million expense recognized in fiscal 2023 related to the accelerated awards as part of NeoPhotonics acquisition, and $7.8 million of expense with respect to the settlement of certain non-ordinary course litigation matters in fiscal 2023, offset by $21.9 million of incremental amortization of intangible assets associated with the Cloud Light acquisition.

SG&A expense increased by $83.1 million, or 31.3%, in fiscal 2023 as compared to fiscal 2022. The increase in SG&A expense was primarily driven by an increase in payroll and employee compensation related expenses due to additional headcount from the NeoPhotonics acquisition and higher stock-based compensation. The increase was also attributable to incremental facility costs and $20.7 million of incremental amortization of intangibles due to the acquisition of NeoPhotonics and IPG telecom transmission product lines. Additionally, in connection with the NeoPhotonics acquisition, certain equity awards for NeoPhotonics employees were accelerated. We recognized $11.9 million of stock-based compensation associated with the acceleration during the first quarter of fiscal year 2023. We also recognized $11.5 million of acquisition related costs, primarily professional service fees and retention expenses related to the acquisitions of NeoPhotonics and IPG telecom transmission product lines. Furthermore, we recognized $7.8 million of expense with respect to the pending settlement of certain non-ordinary course litigation matters. For a description of our material pending legal proceedings, refer to "Note 16.

Commitments and Contingencies" to the consolidated financial statements.

From time-to-time, we incur expenses that are not part of our ordinary operations, such as mergers and acquisition-related and litigation expenses, which generally increase our SG&A expenses and potentially impact our profitability expectations in any particular period.

Restructuring and Related Charges

We have initiated various strategic restructuring events primarily intended to reduce costs, consolidate our operations, rationalize the manufacturing of our products and align our business in response to market conditions. We also took certain actions in connection with the integration of NeoPhotonics.

During fiscal 2024, we recorded restructuring and related charges of $72.6 million. We discontinued our in-house development of coherent DSPs and RFICs. As a result, we recorded $35.8 million of restructuring and related charges during the fiscal fourth quarter of 2024, which includes $29.1 million write-off of in-process research and development ("IPR&D) assets, as well as $6.7 million of contract exit costs and asset write-off. The remaining $36.8 million of restructuring and related charges are primarily due to company-wide cost reduction initiatives, as well as our integration efforts to consolidate our manufacturing sites. We have shut down our factories in China which were acquired as part of the NeoPhotonics acquisition and are ramping up production of most of the related products at our Thailand facility. We are also executing our plans to optimize our wafer fabrication facilities in Japan.

During fiscal 2023, we recorded restructuring and related charges of $28.1 million, which were primarily attributable to company-wide integration efforts as a result of the NeoPhotonics acquisition, our cost reduction initiatives, as well as severance and employee-related benefits associated with NeoPhotonics' executive severance and retention agreements. These agreements provided for payments and benefits upon an involuntary termination of employment under certain circumstances.

During fiscal 2022, we recorded a net reversal to our restructuring and related charges of $1.1 million, which was attributable to lower than anticipated employee severance charges primarily as a result of retaining and re-assigning certain employees.

Refer to "Note 12. Restructuring and Related Charges" to the consolidated financial statements.

Interest Expense

Our interest expense is as follows for the years presented (*in millions*):

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
Interest expense	$ 33.8	$ 35.5	$ 80.2

Interest expense is driven by the amortization of the debt discount and issuance costs of our convertible notes.

Interest expense in fiscal 2024 decreased by $1.7 million, or 4.8%, from fiscal 2023, primarily due to the repayment of our 2024 Notes (as defined below) in March 2024 upon maturity, partially offset by incremental interest expense from our 2029 Notes (as defined below) issued in June 2023.

Interest expense in fiscal 2023 decreased by $44.7 million, or 55.7%, from fiscal 2022, primarily due to the adoption of ASU 2020-06 in our first quarter of fiscal 2023, which requires us to record each of our 2026 Notes and 2028 Notes as a single liability, measured at amortized cost, eliminating the interest expense associated with the debt discount.

Other Income, Net

The components of other income, net are as follows for the years presented (*in millions*):

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
Foreign exchange gains, net	$ 0.8	$ 7.0	$ 6.1
Interest and investment income	61.3	40.8	6.1
Other income (expense), net	—	1.0	(0.2)
Other income, net	$ 62.1	$ 48.8	$ 12.0

Other income, net in fiscal 2024 increased by $13.3 million from fiscal 2023 primarily due to $20.5 million of increase in interest and investment income driven by an increase in interest rates on our fixed income securities, offset by $6.2 million of lower foreign exchange gains, reflecting a more stable U.S. dollar. In fiscal 2023 the U.S. dollar strengthened significantly against several currencies including the Japanese Yen.

Other income, net in fiscal 2023 increased by $36.8 million from fiscal 2022 primarily due to $34.7 million of increase in interest and investment income driven by an increase in interest rates on our fixed income securities and $0.9 million of increase in net foreign exchange gain as a result of the strengthening of the U.S. dollar relative to most foreign currencies. Additionally, concurrent with the issuance of the 2029 Notes, we used $132.8 million of the net proceeds to repurchase $125.0 million aggregate principal amount of the 2024 Notes. We recognized a gain of $1.0 million related to the repurchase, which was recorded under other income, net in fiscal 2023.

Provision for Income Taxes

	Years Ended		
(in millions)	June 29, 2024	July 1, 2023	July 2, 2022
Income tax provision	$ 140.8	$ 29.2	$ 36.2

Our provision for income taxes for fiscal 2024 differs from the 21% U.S. statutory rate primarily due to the income tax expense from current valuation allowance change as it is not more-likely-than-not that certain deferred tax assets will be realizable in the future, earnings of our foreign subsidiaries being taxed at rates that differ from the U.S. statutory rate and non-deductible stock-based compensation. Additionally, our provision for income taxes includes changes in unrecognized tax benefits offset by income tax benefits from tax rate changes.

Our provision for income taxes for fiscal 2023 differs from the 21% U.S. statutory rate primarily due to the income tax expense from foreign income inclusions in the U.S., earnings of our foreign subsidiaries being taxed at rates that differ from the U.S. statutory rate and non-deductible stock-based compensation. Additionally, our provision for income taxes includes income tax benefits from various tax credits and change in valuation allowance as it is more-likely-than-not that certain deferred tax assets will be realizable in the future. During fiscal 2023, we also effectuated certain tax planning actions which reduced the amount of Base Erosion Anti-Abuse Tax (BEAT) for fiscal 2022.

Our provision for income taxes for fiscal 2022 differs from the 21% U.S. statutory rate primarily due to the income tax benefit from earnings of our foreign subsidiaries being taxed at rates that differ from the U.S. statutory rate, offset by the tax expense from foreign income inclusions in the U.S. Additionally, our provision for income taxes includes income tax benefits from various tax credits, offset by an income tax expense from non-deductible stock-based compensation and change in valuation allowance as it is not more-likely-than-not that certain deferred tax assets will be realizable in the future.

Our provision for incomes taxes may be impacted by changes in the geographic mix of earnings, acquisitions, changes in the realizability of deferred tax assets, changes in our uncertain tax positions, the results of income tax audits, settlements with tax authorities, the expiration of statutes of limitations, the implementation of tax planning strategies, tax rulings, court decisions, and changes in tax laws and regulations. It is also possible that significant negative or positive evidence may become available that causes us to change our conclusion regarding whether a valuation allowance is needed on certain of our deferred tax assets, which would affect our income tax provision in the period of such change.

We also evaluate changes to regulations and requirements in the international jurisdictions where we conduct our business. For additional information, refer to Part II Item 1A "Risk Factors".

Defined Benefit Plans

The Company sponsors defined benefit pension plans covering employees in Japan, Switzerland, and Thailand. Pension plan benefits are based primarily on participants' compensation and years of service credited as specified under the terms of each country's plan. Employees are entitled to a lump sum benefit upon retirement or upon certain instances of termination. The funding policy is consistent with the local requirements of each country. As of June 29, 2024, the defined benefit plans in Switzerland were partially funded, while defined benefit plans in Japan and Thailand were unfunded. As of June 29, 2024, our projected benefit obligations, net, in Japan, Switzerland, and Thailand were $3.6 million, $2.4 million and $3.6 million, respectively. They were recorded in our consolidated balance sheets as accrued payroll and related expenses for the current portion while other non-current liabilities for the non-current portion, and represent the total projected benefit obligation ("PBO") less the fair value of plan assets.

A key actuarial assumption in calculating the net periodic cost and the PBO is the discount rate. Changes in the discount rate impact the interest cost component of the net periodic benefit cost calculation and PBO due to the fact that the PBO is calculated on a net present value basis. Decreases in the discount rate will generally increase pre-tax cost, recognized expense and the PBO. Increases in the discount rate tend to have the opposite effect. We estimate a 100 basis point decrease or increase in the discount rate would cause a corresponding increase or decrease of $4.0 million or $3.1 million, respectively, in the PBO based upon data as of June 29, 2024.

We expect to contribute $1.6 million to our defined benefit pension plans in fiscal 2025.

Financial Condition

<u>Liquidity and Capital Resources</u>

As of June 29, 2024 and July 1, 2023, our cash and cash equivalents were $436.7 million and $859.0 million, respectively. As of June 29, 2024 and July 1, 2023, our short-term investments of $450.3 million and $1,154.6 million, respectively, were all held in the United States. Cash equivalents and short-term investments are primarily comprised of money market funds, treasuries, agencies, high quality investment grade fixed income securities, certificates of deposit, and commercial paper. Our investment policy and strategy is focused on the preservation of capital and supporting our liquidity requirements.

The total amount of cash outside the United States held by the non-U.S. entities as of June 29, 2024 and July 1, 2023 was $306.9 million and $298.4 million, respectively, which was primarily held by entities incorporated in the United Kingdom, the British Virgin Islands, Japan, Hong Kong, China, Switzerland, the Cayman Islands, Thailand and Brazil. Although cash currently held in the United States, as well as cash generated in the United States from future operations, is expected to cover our normal operating requirements, a substantial amount of additional cash could be required for other purposes, such as capital expenditures to support our business and growth, including costs associated with increasing internal manufacturing capabilities, strategic transactions and partnerships, and future acquisitions.

Our intent is to indefinitely reinvest funds held outside the United States and, except for the funds held in the Cayman Islands, the British Virgin Islands, and Hong Kong, as well as certain subsidiaries in China and Japan, our current plans do not demonstrate a need to repatriate them to fund our domestic operations. However, if in the future, we encounter a significant need for liquidity domestically or at a particular location that we cannot fulfill through borrowings, equity offerings, or other internal or external sources, or the cost to bring back the money is not significant from a tax perspective, we may determine that cash repatriations are necessary or desirable. Repatriation could result in additional material taxes. These factors may cause us to have an overall tax rate higher than other companies or higher than our tax rates in the past. Additionally, if conditions warrant, we may seek to obtain additional financing through debt or equity sources. To the extent we issue additional shares, it may create dilution to our existing stockholders. However, any such financing may not be available on terms favorable to us or may not be available at all.

Beginning in fiscal 2023, the Tax Cuts and Jobs Act of 2017 requires taxpayers to capitalize research and development expenditures and amortize domestic expenditures over five years and foreign expenditures over fifteen years. This will delay deductibility of these expenses and potentially increase the amount of cash taxes we pay in the next several years.

Indebtedness

As of June 29, 2024, the net carrying amount of our 2029 Notes (as defined below) of $599.4 million, which have an aggregate principal balance of $603.7 million maturing in 2029, is presented in non-current liabilities in our condensed consolidated balance sheets. If the closing price of our stock exceeds $90.40 (130% of the conversion price of $69.54) for 20 of the last 30 trading days of any future quarter, the 2029 Notes would become convertible at the option of the holders during the subsequent fiscal quarter and the debt component would be reclassified to current liabilities.

As of June 29, 2024, the net carrying amount of our 2028 Notes (as defined below) of $856.6 million, which have an aggregate principal balance of $861.0 million maturing in 2028, is presented in non-current liabilities in our condensed consolidated balance sheets. If the closing price of our stock exceeds $170.34 (130% of the conversion price of $131.03) for 20 of the last 30 trading days of any future fiscal quarter, our 2028 Notes would become convertible at the option of the holders during the subsequent fiscal quarter and the debt component would be reclassified to current liabilities.

As of June 29, 2024, the net carrying amount of our 2026 Notes (as defined below) of $1,047.2 million, which have an aggregate principal balance of $1,050.0 maturing in 2026, is presented in non-current liabilities in our condensed consolidated balance sheets. If the closing price of our stock exceeds $129.08 (130% of the conversion price of $99.29) for 20 of the last 30 trading days of any future fiscal quarter, our 2026 Notes would become convertible at the option of the holders during the subsequent fiscal quarter and the debt component would be reclassified to current liabilities.

On March 15, 2024, our 0.25% Convertible Senior Notes due 2024 (the "2024 Notes") reached maturity. We fully repaid the remaining principal amount of $323.1 million at the maturity date.

Refer to "Note 10. Debt" to the consolidated financial statements for more information.

Share Repurchases

Repurchase Made in Connection with Convertible Note Offering

In fiscal 2023, concurrent with the issuance of the 2029 Notes, we repurchased 2.3 million shares of our common stock in privately negotiated transactions at an average price of $53.49 per share for an aggregate purchase price of $125.0 million. We recorded the aggregate purchase price as a reduction of retained earnings within our consolidated balance sheet. These shares were retired immediately.

In fiscal 2022, concurrent with the issuance of the 2028 Notes, we repurchased 2.0 million shares of our common stock in privately negotiated transactions at an average price of $99.0 per share for an aggregate purchase price of approximately $200.0 million. We recorded the aggregate purchase price as a reduction of retained earnings within our consolidated balance sheet and retired these shares immediately.

Share Buyback Program

We have a share buyback program that authorizes us to utilize up to an aggregate amount of $1.2 billion to purchase shares of our common stock through May 2025. During fiscal 2024, we did not repurchase any of our common stock. During fiscal 2023, we repurchased 0.7 million shares of our common stock as part of the share buyback program at an average price of $65.03 per share for an aggregate purchase price of $40.5 million. During fiscal 2022, we repurchased 4.0 million shares of our common stock as part of the share buyback program at an average price of $87.21 per share for an aggregate purchase price of $348.9 million.

Since the board of directors initially approved the share buyback program, we have repurchased 7.7 million shares in aggregate at an average price of $81.66 per share for a total purchase price of $630.4 million. We recorded the $630.4 million aggregate purchase price as a reduction of retained earnings within our condensed consolidated balance sheet. All repurchased shares were retired immediately. As of June 29, 2024, we have $569.6 million remaining under the share buyback program.

The price, timing, amount, and method of future repurchases will be determined based on the evaluation of market conditions and other factors, at prices determined to be in the best interests of the Company and our stockholders. The stock buyback program may be suspended or terminated at any time.

Contractual Obligations

The following table summarizes our contractual obligations as of June 29, 2024, and the effect such obligations are expected to have on our liquidity and cash flow (*in millions*):

		Payments due				
		Total		**Less than 1 year**		**More than 1 year**
Contractual Obligations						
Asset retirement obligations	$	7.5	$	0.3	$	7.2
Operating lease liabilities, including imputed interest [(1)]		61.8		15.3		46.5
Pension plan contributions [(2)]		1.6	$	1.6		—
Purchase obligations [(3)]		475.1		418.0		57.1
Convertible notes - principal [(4)]		2,514.7		—		2,514.7
Convertible notes - interest [(4)]		80.1		18.7		61.4
Total	$	3,140.8	$	453.9	$	2,686.9

[(1)] The amounts of operating lease liabilities do not include any sublease income amounts nor do they include payments for short-term leases or variable lease payments. As of June 29, 2024, we expect to receive sublease income of approximately $0.8 million over the next year. Refer to "Note 8. Leases" to the consolidated financial statements.

In July 2024, we purchased the land and building of our wafer fabrication facility located in Sagamihara, Japan for a total transaction price of $46.5 million including related fees and refundable consumption taxes. Our lease of the building at the premises, which was originally scheduled to end in March 2033, was terminated as a result of the purchase. We derecognized the related right-of-use assets of $31.9 million and lease liability of $17.4 million at the purchase completion date. Refer to "Note 19. Subsequent Events" to the consolidated financial statements.

[(2)] The amount of pension plan contributions represents planned contributions to our defined benefit plans. Although additional future contributions will be required, the amount and timing of these contributions will be affected by actuarial assumptions, the actual rate of returns on plan assets, the level of market interest rates, legislative changes, and the amount of voluntary contributions to the plan. Any contributions for the following fiscal year and later will depend on the value of the plan assets in the future and thus are uncertain. As such, we have not included any amounts beyond one year in the table above. Refer to "Note 15. Employee Retirement Plans" to the consolidated financial statements.

[(3)] Purchase obligations represent legally binding commitments to purchase inventory and other commitments made in the normal course of business to meet operational requirements. Refer to "Note 16. Commitments and Contingencies" to the consolidated financial statements.

[(4)] The amounts related to convertible notes include principal and interest on our 0.50% Convertible Senior Notes due 2026 (the "2026 Notes"), principal and interest on our 0.50% Convertible Senior Notes due 2028 (the "2028 Notes"), and principal and interest on our 1.50% Convertible Senior Notes due 2029 (the "2029 Notes"). The 2026 Notes have a maturity date of December 15, 2026, the 2028 Notes have a maturity date of June 15, 2028, and the 2029 Notes have a maturity date of December 15, 2029. The principal balances of our convertible notes are reflected in the payment periods in the table above based on their respective contractual maturities assuming no conversions. On March 15, 2024, the maturity date of the 2024 Notes, we repaid the outstanding $323.1 million principal amount of the 2024 Notes in full. Refer to "Note 10. Debt" to the consolidated financial statements.

We do not have any off-balance sheet arrangements, as such term is defined in rules promulgated by the SEC, which have or are reasonably likely to have a current or future effect on our liquidity or capital resources that are material to investors.

Unrecognized Tax Benefits

As of June 29, 2024, our other non-current liabilities also include $83.0 million of unrecognized tax benefit for uncertain tax positions. We are unable to reliably estimate the timing of future payments related to uncertain tax positions.

Liquidity and Capital Resources Requirements

We believe that our cash and cash equivalents as of June 29, 2024, and cash flows from our operating activities will be sufficient to meet our liquidity and capital spending requirements for at least the next 12 months.

There are a number of factors that could positively or negatively impact our liquidity position, including:

- global economic conditions which affect demand for our products and services and impact the financial stability of our suppliers and customers, including the impact of uncertainty in the banking and financial services industries;

- fluctuations in demand for our products as a result of changes in regulations, tariffs or other trade barriers, and trade relations in general;

- changes in accounts receivable, inventory or other operating assets and liabilities, which affect our working capital;

- increase in capital expenditures to support our business and growth, including increases in manufacturing capacity;

- the tendency of customers to delay payments or to negotiate favorable payment terms to manage their own liquidity positions;

- timing of payments to our suppliers;

- volatility in fixed income and credit, which impact the liquidity and valuation of our investment portfolios;

- cost and availability of credit, which may impact available financing for us, our customers or others with whom we do business;

- volatility in foreign exchange markets, which impacts our financial results;

- possible investments or acquisitions of complementary businesses, products or technologies, or other strategic transactions or partnerships;

- issuance of debt or equity securities, or other financing transactions, including bank debt;

- potential funding of pension liabilities either voluntarily or as required by law or regulation;

- acquisitions or strategic transactions, in particular our recently completed acquisition of Cloud Light;

- the settlement of any conversion or redemption of our convertible notes in cash; and

- common stock repurchases under the share buyback program.

Cash Flows

Fiscal 2024

As of June 29, 2024, our consolidated balance of cash and cash equivalents decreased by $422.3 million, to $436.7 million from $859.0 million as of July 1, 2023. The decrease in cash and cash equivalents was due to cash used in financing activities of $332.7 million and cash used in investing activities of $114.3 million, partially offset by cash provided by operating activities of $24.7 million during the year ended June 29, 2024.

Cash provided by operating activities was $24.7 million during the year ended June 29, 2024, which reflects the net loss of $546.5 million and non-cash items of $432.4 million, partially offset by $138.8 million of changes in our operating assets and liabilities. Changes in operating assets and liabilities were primarily driven by a decrease in accounts payable of $89.7 million primarily due to lower inventory purchases and linearity of payments and a decrease in income tax liabilities of $77.7 million primarily due annual income tax payments in Japan, offset by a decrease in inventories of $73.8 million primarily due to reduced inventory level in our Cloud & Networking business and a decrease in accounts receivable of $72.3 million due to lower revenue.

Cash used in investing activities of $114.3 million during the year ended June 29, 2024 was primarily attributable to the acquisition of Cloud Light in the amount of $700.9 million, net of cash acquired, capital expenditures of $133.0 million and an intangible asset acquisition of $4.0 million, offset by net proceeds from short-term investments of $722.8 million and proceeds from sales of property and equipment of $0.8 million.

Cash used in financing activities of $332.7 million during the year ended June 29, 2024, was attributable to $323.1 million of repayment of the principal amount of 2024 Notes upon maturity, and tax payments related to the net share settlement of restricted stock units of $24.0 million, offset by $14.4 million of proceeds from employee stock plans.

Fiscal 2023

As of July 1, 2023, our consolidated balance of cash and cash equivalents decreased by $431.2 million, to $859.0 million from $1,290.2 million as of July 2, 2022. The decrease in cash and cash equivalents was due to cash used in investing activities of $874.0 million, partially offset by cash provided by financing activities of $263.0 million and cash provided by operating activities of $179.8 million during the year ended July 1, 2023.

Cash provided by operating activities was $179.8 million during the year ended July 1, 2023, which reflects the net loss of $131.6 million and non-cash items of $448.0 million, partially offset by $136.6 million of changes in our operating assets and liabilities. Changes in our operating assets and liabilities is mainly driven by an increase in inventories of $81.5 million primarily related to prebuild inventory and safety stock, a decrease in accounts payable of $74.0 million due to lower purchases from our contract manufacturers and linearity of payments, offset by a decrease in accounts receivable of $83.2 million primarily due to linearity of billings and timing of payments.

Cash used in investing activities of $874.0 million during the year ended July 1, 2023 was primarily attributable to the acquisition of NeoPhotonics and IPG telecom transmission product lines in the amount of $861.6 million, net of cash acquired and capital expenditures of $128.5 million, partially offset by net proceeds from short-term investments of $115.7 million.

Cash provided by financing activities of $263.0 million during the year ended July 1, 2023, was primarily a result of proceeds from the issuance of the 2029 Notes, net of issuance costs of $599.4 million, partially offset by the repurchase of shares of our common stock of $175.6 million, repurchase of our 2024 Notes of $132.8 million and tax payments related to the net share settlement of restricted stock of $37.2 million.

Fiscal 2022

As of July 2, 2022, our consolidated balance of cash and cash equivalents increased by $515.9 million, to $1,290.2 million from $774.3 million as of July 3, 2021. The increase in cash and cash equivalents was primarily due to cash provided by operating activities of $459.3 million and financing activities of $282.9 million, partially offset by cash used in investing activities of $226.3 million during the year ended July 2, 2022.

Cash provided by operating activities was $459.3 million during the year ended July 2, 2022, which reflects net income of $198.9 million and non-cash items of $351.0 million, partially offset by $90.6 million of changes in our operating assets and liabilities. Changes in our operating assets and liabilities are primarily due to an increase in inventories of $51.8 million mostly related to safety stock and components acquired from various brokers at a premium to satisfy customer demand due to supply chain constraints and an increase in accounts receivable of $49.2 million due to the timing of revenue booking and collections, offset by an increase in accounts payable of $47.0 million primarily driven by increase in inventory purchases.

Cash used in investing activities of $226.3 million during the year ended July 2, 2022 was attributable to net proceeds from short-term investments of $111.5 million, capital expenditures of $91.2 million, and a $30.0 million term loan provided to NeoPhotonics to support their on-going growth plans through the anticipated merger completion, partially offset by proceeds from the sales of property, plant and equipment of $6.4 million. The term loan to NeoPhotonics is described in "Note 4. Business Combination" to the consolidated financial statements.

Cash provided by financing activities of $282.9 million during the year ended July 2, 2022, was primarily a result of proceeds from the issuance of the 2028 Notes, net of issuance costs of $854.1 million and proceeds from employee stock plans of $13.5 million, partially offset by the repurchase of shares of our common stock of $543.9 million, tax payments related to the net share settlement of restricted stock of $39.0 million, and $1.8 million to settle conversion requests for the principal amount of the 2024 Notes.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

We conduct our business and sell our products to customers primarily in Asia, Europe, and North America. Due to the impact of changes in foreign currency exchange rates between the U.S. Dollar and foreign currencies, we recorded foreign exchange gains of $0.8 million in fiscal 2024, foreign exchange gains of $7.0 million in fiscal 2023 and foreign exchange losses of $6.1 million in fiscal 2022 in the consolidated statements of operations.

Although we sell primarily in the U.S. Dollar, we have foreign currency exchange risks related to our expenses denominated in currencies other than the U.S. Dollar, principally the Chinese Yuan, Canadian Dollar, Thai Baht, Japanese Yen, UK Pound, Swiss Franc, Euro and Brazilian Real. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. In the event our foreign currency denominated monetary assets and liabilities, sales or expenses increase, our operating results may be affected to a greater extent by fluctuations in the exchange rates of the currencies in which we do business as compared with the U.S. dollar.

Equity Price Risk

We are exposed to equity price risk related to the conversion options embedded in our 2029 Notes, 2028 Notes and 2026 Notes.

We issued the 2029 Notes in June 2023, the 2028 Notes in March 2022 and the 2026 Notes in December 2019 with an aggregate principal amount of $603.7 million, $861.0 million and $1,050.0 million, respectively. The 2029 Notes, 2028 Notes and 2026 Notes are carried at face value less issuance costs on the condensed consolidated balance sheet. The 2029 Notes, 2028 Notes and 2026 Notes bear interest at a rate of 1.50%, 0.50% and 0.50% per year, respectively. Since the convertible notes bear interest at fixed rates, we have no financial statement risk associated with changes in market interest rates. However, the potential value of the shares to be distributed to the holders of our convertible notes changes when the market price of our stock fluctuates. The 2029 Notes, 2028 Notes and 2026 Notes will mature on December 15, 2029, June 15, 2028 and December 15, 2026, respectively, unless earlier repurchased by us or converted pursuant to their terms, at a conversion price of approximately $69.54 per share for the 2029 Notes, $131.03 per share for the 2028 Notes and $99.29 per share for the 2026 Notes.

Interest Rate Fluctuation Risk

As of June 29, 2024, we had cash, cash equivalents, and short-term investments of $887.0 million. Cash equivalents and short-term investments are primarily comprised of money market funds, treasuries, agencies, high quality investment grade fixed income securities, certificates of deposit, and commercial paper. Our investment policy and strategy is focused on the preservation of capital and supporting our liquidity requirements. We do not enter into investments for trading or speculative purposes. As of June 29, 2024, the weighted-average life of our investment portfolio was approximately six months.

Our fixed-income portfolio is subject to fluctuations in interest rates, which could affect our results of operations. Based on our investment portfolio balance as of June 29, 2024, a hypothetical increase or decrease in interest rates of 1% (100 basis points) would have resulted in a decrease or an increase in the fair value of our portfolio of approximately $2.4 million, and a hypothetical increase or decrease of 0.50% (50 basis points) would have resulted in a decrease or an increase in the fair value of our portfolio of approximately $1.2 million.

Bank Liquidity Risk

As of June 29, 2024, we had approximately $196.9 million of unrestricted cash (excluding cash equivalents) in operating accounts that are held with domestic and international financial institutions. These cash balances could be lost or become inaccessible if the underlying financial institutions fail or if they are unable to meet the liquidity requirements of their depositors and if they are not supported by the national government of the country in which such financial institution is located. Notwithstanding, we have not incurred any losses to date and have had full access to our operating accounts. We believe any failures of domestic and international financial institutions could impact our ability to fund our operations in the short term. The value of our investment portfolio could also be impacted if we hold debt instruments which were issued by any institutions that fail or become illiquid. Our ability to obtain raw materials for our supply chain and collections of cash from sales may be unduly impacted if any of our vendors or customers are affected by illiquidity events.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Lumentum Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lumentum Holdings Inc. and subsidiaries (the "Company") as of June 29, 2024 and July 1, 2023, the related consolidated statements of operations, comprehensive income (loss), cash flows, and stockholders' equity for each of the three years in the period ended June 29, 2024, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 29, 2024 and July 1, 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 29, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 29, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 21, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Inventories, Valuation of Inventory - Refer to Notes 1 and 7 to the financial statements

Critical Audit Matter Description

The Company assesses the value of inventory and writes down those inventories which are obsolete or in excess of forecasted demand to the lower of their cost or estimated net realizable value. The Company's estimates of forecasted demand are based upon analysis and assumptions including, but not limited to, expected product lifecycles, product development plans and historical usage by product.

We identified the valuation of inventory as a critical audit matter because of the significant assumptions management makes with regards to estimating certain elements of the excess and obsolete write downs. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of inputs used in management's valuation of inventory excess and obsolete write downs including estimates of expected product lifecycles, product development plans and historical usage by product.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's estimates of forecasted demand used in the valuation of inventory excess and obsolete write downs included the following, among others:

- We tested the effectiveness of controls over the review and approval of the valuation of inventory for excess and obsolete write downs, including controls designed to review the assumptions regarding expected product lifecycles, product development plans and historical usage by product.

- We selected a sample of inventory products and tested the forecasted demand by comparing internal and external information (e.g. historical usage, contracts, communications with customers, expected product lifecycles, product development plans, macroeconomic conditions, and inquiries with business unit managers, executives, sales, and operations personnel) with the Company's forecasted demand.

- We selected a sample of inventory products and evaluated management's ability to accurately estimate forecasted demand by comparing current usage by product to estimates made in prior year.

- We considered the existence of contradictory evidence based on reading of internal communications to management and the board of directors, Company press releases, and analyst reports, as well as our observations and inquiries as to changes within the business.

Business Combination – Refer to Notes 1 and 4 to the financial statements

Critical Audit Matter Description

The Company completed the acquisition of Cloud Light Technology Limited ("Cloud Light") for a total consideration of $728.5 million on November 7, 2023. The Company accounted for the transaction under the acquisition method of accounting for business combinations. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values, including intangible assets of $333.0 million. Intangible assets acquired primarily related to developed technology, in process research and development ("IPR&D") and customer relationships. Management estimated the fair value of the intangible assets using valuation techniques which includes the use of a discounted cash flow model. The fair value determination of the intangible assets required management to make significant estimates and assumptions, including future expected revenue, expenses, capital expenditures and other costs, as well as discount rates.

We identified the fair value of acquired developed technology and customer relationships from the Cloud Light acquisition as a critical audit matter because of the significant business assumptions and estimates used in the valuation of acquired entity that possess higher degrees of complexity and sensitivity to the valuations. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our internal fair value specialists, when performing audit procedures to evaluate the reasonableness of management's assumptions. The significant assumptions and estimates used to estimate the fair value of Cloud Light's developed technology and customer relationships ("acquired intangible assets") relate primarily to the forecasted revenue growth rates, the period required for customer revenues to mature ("customer ramp periods") and the discount rates applied to these future cash flows.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the fair value of the acquired intangible assets, specifically as they relate to significant assumptions and estimates including forecasted revenue growth rates, customer ramp periods, and the discount rates, included the following, among others:

- We tested the effectiveness of internal controls over the valuation and accounting for the acquired intangible assets, including management's controls related to the forecasted revenue growth rates, customer ramp periods, and discount rate.

- We assessed the reasonableness of management's forecast of future revenues by comparing the projected growth rates to historical results, certain peer companies, and industry data.

- We evaluated whether the estimated future revenues were consistent with evidence obtained in other areas of the audit.

- We assessed the reasonableness of management's customer ramp periods by comparing historical customer ramp periods to the projections used in the valuation.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rate including the underlying valuation methodology by:

  ○ Testing the market inputs and the appropriateness of their inclusion in the models used to determine the discount rate

  ○ Developing a range of independent estimates and comparing those to the discount rate selected by management.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
August 21, 2024

We have served as the Company's auditor since 2016.

LUMENTUM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)

	Years Ended		
	June 29, 2024	**July 1, 2023**	**July 2, 2022**
Net revenue	$ 1,359.2	$ 1,767.0	$ 1,712.6
Cost of sales	1,023.8	1,113.6	861.1
Amortization of acquired developed intangibles	83.9	84.4	62.9
Gross profit	251.5	569.0	788.6
Operating expenses:			
Research and development	302.2	307.8	220.7
Selling, general and administrative	310.7	348.8	265.7
Restructuring and related charges	72.6	28.1	(1.1)
Total operating expenses	685.5	684.7	485.3
Income (loss) from operations	(434.0)	(115.7)	303.3
Interest expense	(33.8)	(35.5)	(80.2)
Other income, net	62.1	48.8	12.0
Income (loss) before income taxes	(405.7)	(102.4)	235.1
Income tax provision	140.8	29.2	36.2
Net income (loss)	$ (546.5)	$ (131.6)	$ 198.9
Net income (loss) per share:			
Basic	$ (8.12)	$ (1.93)	$ 2.79
Diluted	$ (8.12)	$ (1.93)	$ 2.68
Shares used to compute net income (loss) per share:			
Basic	67.3	68.3	71.2
Diluted	67.3	68.3	74.2

See accompanying Notes to Consolidated Financial Statements.

LUMENTUM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions)

| | Years Ended | | |
	June 29, 2024	July 1, 2023	July 2, 2022
Net income (loss)	$ (546.5)	$ (131.6)	$ 198.9
Other comprehensive income (loss), net of tax:			
Net change in cumulative translation adjustment	(0.6)	0.7	—
Net change in unrealized gain (loss) on available-for-sale securities	4.7	4.4	(10.2)
Net change in defined benefit obligations	1.1	(1.4)	2.4
Other comprehensive income (loss), net of tax	5.2	3.7	(7.8)
Comprehensive income (loss), net of tax	$ (541.3)	$ (127.9)	$ 191.1

See accompanying Notes to Consolidated Financial Statements.

LUMENTUM HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(in millions, except per share data)

	June 29, 2024	July 1, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 436.7	$ 859.0
Short-term investments	450.3	1,154.6
Accounts receivable, net	194.7	246.1
Inventories	398.4	408.6
Prepayments and other current assets	110.0	109.6
Total current assets	1,590.1	2,777.9
Property, plant and equipment, net	572.5	489.5
Operating lease right-of-use assets, net	72.8	77.3
Goodwill	1,055.8	695.1
Other intangible assets, net	617.5	459.2
Deferred tax asset	10.7	116.3
Other non-current assets	12.5	16.8
Total assets	$ 3,931.9	$ 4,632.1
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 126.3	$ 169.4
Accrued payroll and related expenses	36.1	39.4
Accrued expenses	52.4	51.2
Convertible notes, current	—	311.6
Operating lease liabilities, current	13.4	14.4
Other current liabilities	41.1	47.8
Total current liabilities	269.3	633.8
Convertible notes, non-current	2,503.2	2,500
Operating lease liabilities, non-current	43.0	47.7
Deferred tax liability	55.7	3.4
Other non-current liabilities	103.4	91.4
Total liabilities	2,974.6	3,276.3
Commitments and contingencies (Note 16)		
Stockholders' equity:		
Common stock, $0.001 par value, 990 authorized shares; 67.9 and 66.4 shares issued and outstanding as of June 29, 2024 and July 1, 2023, respectively	0.1	0.1
Additional paid-in capital	1,835.0	1,692.2
Accumulated deficit	(887.1)	(340.6)
Accumulated other comprehensive income	9.3	4.1
Total stockholders' equity	957.3	1,355.8
Total liabilities and stockholders' equity	$ 3,931.9	$ 4,632.1

See accompanying Notes to Consolidated Financial Statements.

LUMENTUM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
OPERATING ACTIVITIES:			
Net income (loss)	$ (546.5)	$ (131.6)	$ 198.9
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation expense	110.6	106.6	81.6
Stock-based compensation	128.8	148.4	103.1
Amortization and write-off of acquired intangible assets	179.7	149.0	85.5
(Gain) loss on sales and dispositions of property, plant and equipment	2.6	8.6	(3.0)
Amortization of debt discount and debt issuance costs	14.6	24.3	72.4
Amortization of inventory fair value adjustment in connection with acquisition	8.3	17.8	—
Gain on repurchase of convertible notes	—	(1.0)	—
Other non-cash (income) expenses, net	(12.2)	(5.7)	11.4
Changes in operating assets and liabilities:			
Accounts receivable	72.3	83.2	(49.2)
Inventories	73.8	(81.5)	(51.8)
Operating lease right-of-use assets, net	3.4	15.5	(6.2)
Prepayments and other current and non-currents assets	30.6	(4.2)	(14.3)
Income taxes, net	77.7	(37.9)	(21.1)
Accounts payable	(89.7)	(74.0)	47.0
Accrued payroll and related expenses	(8.9)	(36.3)	0.3
Operating lease liabilities	(4.3)	(16.2)	0.6
Accrued expenses and other current and non-current liabilities	(16.1)	14.8	4.1
Net cash provided by operating activities	24.7	179.8	459.3
INVESTING ACTIVITIES:			
Payments for acquisition of property, plant and equipment	(133.0)	(128.5)	(91.2)
Acquisition of businesses, net of cash acquired	(700.9)	(861.6)	—
Payment for acquisition of intangible assets	(4.0)	—	—
Purchases of short-term investments	(278.7)	(1,030.3)	(1,085.1)
Proceeds from maturities and sales of short-term investments	1,001.5	1,146.1	973.6
Term loan funding provided to NeoPhotonics	—	—	(30.0)
Proceeds from the sales of property and equipment	0.8	0.3	6.4
Net cash used in investing activities	(114.3)	(874.0)	(226.3)
FINANCING ACTIVITIES:			
Proceeds from the issuance of 2029 Notes, net of issuance costs	—	599.4	—
Proceeds from the issuance of 2028 Notes, net of issuance costs	—	—	854.1
Payment, repurchase and conversion of 2024 Notes	(323.1)	(132.8)	(1.8)
Repayment of term loan	—	(5.9)	—
Repurchase of common stock	—	(175.6)	(543.9)
Payment of withholding taxes related to net share settlement of restricted stock units	(24.0)	(37.2)	(39.0)
Proceeds from employee stock plans	14.4	15.1	13.5
Net cash provided by (used in) financing activities	(332.7)	263.0	282.9
Increase (decrease) in cash and cash equivalents	(422.3)	(431.2)	515.9
Cash and cash equivalents at beginning of period	859.0	1,290.2	774.3
Cash and cash equivalents at end of period	$ 436.7	$ 859.0	$ 1,290.2
Supplemental disclosure of cash flow information:			
Cash paid for taxes, net	$ 61.2	$ 67.3	$ 57.0

Cash paid for interest	19.7	10.8	7.5
Supplemental disclosure of non-cash transactions:			
Unpaid property, plant and equipment in accounts payable and accrued expenses $	11.8 $	9.8 $	3.4
Settlement of loan to NeoPhotonics	—	50.0	—
2029 Notes issuance costs in current liabilities	—	0.8	—
Right-of-use assets obtained in exchange for new operating lease liabilities	16.0	19.4	14.8
Unpaid intangible assets in accrued expense	1.0	—	—
Share-based purchase price consideration in connection with the Cloud Light acquisition	23.5	—	—
Repurchase of common stock pending settlement	—	—	10.1

See accompanying Notes to Consolidated Financial Statements.

LUMENTUM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in millions)

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Shares	Amount				
Balance as of July 3, 2021	73.0	$ 0.1	$ 1,743.6	$ 220.9	$ 8.2	$ 1,972.8
Net income	—	—	—	198.9	—	198.9
Other comprehensive loss	—	—	—	—	(7.8)	(7.8)
Issuance of shares in connection with vesting of restricted stock units and performance stock units	1.3	—	—	—	—	—
Withholding taxes related to net share settlement of restricted stock units	(0.5)	—	(39.0)	—	—	(39.0)
Equity component of the 2028 Notes, net of tax of $48.7 million and issuance costs of $1.9 million	—	—	180.6	—	—	180.6
Adjustment to equity component of the 2024 Notes in connection with cash settlement	—	—	(0.1)	—	—	(0.1)
ESPP shares issued	0.2	—	13.6	—	—	13.6
Repurchases of common stock	(6.0)	—	—	(548.9)	—	(548.9)
Stock-based compensation	—	—	104.9	—	—	104.9
Balance as of July 2, 2022	68.0	$ 0.1	$ 2,003.6	$ (129.1)	$ 0.4	$ 1,875.0
Cumulative adjustment from adoption of ASU 2020-06	—	—	(426.5)	85.6	—	(340.9)
Net loss	—	—	—	(131.6)	—	(131.6)
Other comprehensive income	—	—	—	—	3.7	3.7
Equity component of repurchased 2024 Notes	—	—	(13.5)	—	—	(13.5)
Issuance of shares in connection with vesting of restricted stock units and performance stock units	1.6	—	—	—	—	—
Withholding taxes related to net share settlement of restricted stock units	(0.5)	—	(37.2)	—	—	(37.2)
ESPP shares issued	0.3	—	15.1	—	—	15.1
Repurchases of common stock	(3.0)	—	—	(165.5)	—	(165.5)
Stock-based compensation	—	—	150.7	—	—	150.7
Balance as of July 1, 2023	66.4	$ 0.1	$ 1,692.2	$ (340.6)	$ 4.1	$ 1,355.8
Net loss	—	—	—	(546.5)	—	(546.5)
Other comprehensive income	—	—	—	—	5.2	5.2
Issuance of shares in connection with vesting of restricted stock units and performance stock units	1.5	—	—	—	—	—
Withholding taxes related to net share settlement of restricted stock units	(0.4)	—	(24.0)	—	—	(24.0)
ESPP shares issued	0.4	—	14.4	—	—	14.4
Equity awards pursuant to merger agreement	—	—	23.5	—	—	23.5
Stock-based compensation	—	—	128.9	—	—	128.9
Balance as of June 29, 2024	67.9	$ 0.1	$ 1,835.0	$ (887.1)	$ 9.3	$ 957.3

See accompanying Notes to Consolidated Financial Statements.

LUMENTUM HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Lumentum Holdings Inc. (“we,” “us,” “our”, “Lumentum” or the “Company”) is an industry-leading provider of optical and photonic products essential to a range of cloud, artificial intelligence and machine learning (“AI/ML”), telecomunications, consumer, and industrial end-market applications. We operate in two end-market focused reportable segments, Cloud & Networking and Industrial Tech.

Our Cloud & Networking products include a comprehensive portfolio of optical and photonic components, modules, and subsystems supplied to network operator and network equipment manufacturer customers building cloud data center infrastructure, including products for artificial intelligence and machine learning (“AI/ML”) and data center interconnect (“DCI”) applications, and communications service provider networks, including products for access (local), metro (intracity), long-haul (city-to-city and worldwide), and submarine (undersea) network infrastructure. Our Cloud & Networking products also support network equipment manufacturers building enterprise network infrastructure, including storage-area networks (“SANs”), local-area networks (“LANs”) and wide-area networks (“WANs”). Demand for our Cloud & Networking products is driven by the continual growth in network capacity required for cloud computing and services, including for AI/ML, streaming video and video conferencing, wireless and mobile devices, and internet of things (“IoT”).

Our Industrial Tech products include solid-state lasers, kilowatt-class fiber lasers, ultrafast lasers, diode lasers, and gas lasers, which address applications in numerous end-markets. In the consumer end-market, our laser light sources are integrated into our customers’ 3D sensing cameras, which are used in mobile devices, payment kiosks, and other consumer electronics devices to enable applications including biometric identification, computational photography and virtual and augmented reality. In the automotive end-market, our lasers are used in our customers’ LiDAR and other optical sensor devices, which are increasingly being used in advanced driver assistance systems (“ADAS”) and in-cabin driver and occupant monitoring systems. In the industrial manufacturing end-market, our lasers are incorporated into our customers’ manufacturing machine tools used for the precision processing of materials in a range of industries including semiconductor device and microelectronics fabrication, electric vehicle and battery production, metal cutting and welding, and advanced manufacturing. Our products can also be used in the industrial end-market in imaging and sensing systems for process feedback and control, quality assurance, and waste reduction. Adoption of our products in the industrial end-market is driven by the needs of customers to advance semiconductor and microelectronics industry roadmaps, and by Industry 4.0/5.0 trends, including increasing manufacturing precision and flexibility and reducing waste and environmental impact. Demand for our products in the industrial end-market is driven by end-customer investments in manufacturing capacity. Our lasers also address certain semiconductor inspection and life-science applications.

Basis of Presentation

We have prepared the consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”), which requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management’s best knowledge of current events and actions that may impact the Company in the future, actual results may be different from the estimates. Our critical accounting policies are those that affect our financial statements materially and involve difficult, subjective or complex judgments by management. These policies are inventory valuation, revenue recognition, income taxes, goodwill and business combinations.

Prior to fiscal year 2024, we operated in two reportable segments consisting of Optical Communications (“OpComms”) and Commercial Lasers (“Lasers”). During the fiscal first quarter of 2024, we changed our organizational structure to better align with trends in our markets and our customer and product mix. Our new operating segments are Cloud & Networking and Industrial Tech. The Cloud & Networking segment includes the Telecom and Datacom product lines that were previously part of the OpComms segment. The Industrial Tech segment includes the previous Lasers segment and the Industrial & Consumer product lines that were previously part of the OpComms segment. Comparative prior period segment information has been recast to conform to the new segment structure and measures. The changes in our operating segments had no impact on our previously reported consolidated results of operations, financial condition, or cash flows. Refer to “Note 17. Operating Segments and Geographic Information”.

Our business and operating results depend significantly on general market and economic conditions. The current global macroeconomic environment is volatile and continues to be adversely impacted by inflation, a dynamic supply chain and demand environment, and signs of a weaker macroeconomic environment impacting capital expenditures across our served

markets. Additionally, instability in the global credit markets, capital expenditure reductions, unemployment and other labor issues, decline in stock markets, the instability in the geopolitical environment in many parts of the world, and the current global economic challenges continue to put pressure on our business and operating results.

We are also continuously monitoring both the current developments in the ongoing Russia-Ukraine war including the related export controls and resulting sanctions imposed on Russia and Belarus by the U.S. and other countries, and the Israel-Hamas war. Additional factors such as increased inflation, escalating energy costs, constrained raw material availability, and the related costs increases, could continue to impact the global economy and our business. Although the global implications of these wars are difficult to predict at this time, we do not presently foresee direct material adverse effects upon our business.

Fiscal Years

We utilize a 52-53 week fiscal year ending on the Saturday closest to June 30th. Every fifth or sixth fiscal year will have a 53-week period. The additional week in a 53-week year is added to the third quarter, making such quarter consist of 14 weeks. Our fiscal 2024, 2023 and 2022 were 52-week years, ending on June 29, 2024, July 1, 2023 and July 2, 2022, respectively.

Principles of Consolidation

The consolidated financial statements are prepared in accordance with GAAP and includes the accounts of Lumentum Holdings Inc. and its wholly owned subsidiaries. Intercompany transactions and balances are fully eliminated in consolidation.

Business Combination

On November 7, 2023, we completed the acquisition of Cloud Light Technology Limited ("Cloud Light"). On August 3, 2022, we completed the acquisition of NeoPhotonics Corporation ("NeoPhotonics"). On August 15, 2022, we completed the acquisition of IPG Photonics' telecom transmission product lines. We have applied the acquisition method of accounting to account for these transactions in accordance with ASC Topic 805, *Business Combinations*. Our condensed consolidated financial statements include the operating results of the acquired entities from the acquisition close date. Refer to "Note 4. Business Combination".

Summary of Significant Accounting Policies

Our significant accounting policies are those that affect our financial statements materially and involve difficult, subjective or complex judgments by management. We believe that of our significant accounting policies described below, involve a greater degree of judgment and complexity and are the most critical to aid in fully understanding and evaluating our consolidated financial statements. These policies include inventory valuation, revenue recognition, income taxes, goodwill and business combinations. For a description of our critical accounting policies, also refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations", *Critical Accounting Policies and Estimates*.

Cash Equivalents

We consider highly liquid fixed income securities with original maturities of three months or less at the time of purchase to be cash equivalents. As of June 29, 2024, our cash equivalents consist of money market funds, U.S. Agency securities and U.S. Treasury securities.

Short-Term Investments

We classify our investments in debt securities as available-for-sale and record these investments at fair value. Investments with an original maturity of three months or less at the date of purchase are considered cash equivalents, while all other investments are classified as short-term based on management's intent and ability to use the funds in current operations. Unrealized gains and losses are reported as a component of other comprehensive income (loss). Realized gains and losses are determined based on the specific identification method, and are reflected as other income (expense), net in our consolidated statements of operations.

We regularly review our investment portfolio to identify and evaluate investments that have indicators of possible impairment. Factors considered in determining whether a loss is other-than-temporary include, but are not limited to: the length of time and extent a security's fair value has been below its cost, the financial condition and near-term prospects of the investee, the credit quality of the security's issuer, likelihood of recovery and our intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in value. For our debt instruments, we also evaluate whether we have the intent to sell the security, or it is more likely than not that we will be required to sell the security before recovery of its cost basis.

Fair Value of Financial Instruments

We define fair value as the price that would be received from selling an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, we consider the principal or most advantageous market in which to transact and the market-based risk. We apply fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The carrying amounts reported in the consolidated financial statements approximate the fair value for cash, accounts receivable, accounts payable and accrued liabilities due to their short-term nature.

Basic and Diluted Net Income (Loss) per Common Share

Basic income (loss) per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the reporting period. The weighted average number of shares is calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Diluted income per share reflects the potential dilution that could occur if stock options, preferred stock, and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company. Diluted loss per share is the same as basic loss per share during periods where net losses are incurred since the inclusion of the potential common stock equivalents would be anti-dilutive as a result of the net loss.

Potentially dilutive common shares result from the assumed exercise of outstanding stock options, assumed vesting of outstanding equity awards, assumed issuance of stock under the employee stock purchase plan, and assumed conversion of our outstanding $1,050.0 million in aggregate principal amount of 2026 Notes, $861.0 million in aggregate principal amount of 2028 Notes, and $603.7 million in aggregate principle amount of 2029 Notes (collectively, the "convertible notes"). We used the treasury stock method for all convertible notes in the diluted net income per share calculation for the year ended July 2, 2022 as we had the ability and intent to settle the face value of the convertible notes in cash. Upon adoption of ASU 2020-06 on July 3, 2022, we used the if-converted method for all convertible notes in the diluted net income per share calculation.

The dilutive effect of securities from the 2015 Equity Incentive Plan is reflected in diluted earnings per share by application of the treasury stock method, which includes consideration of unamortized share-based compensation expense and the dilutive effect of in-the-money options and non-vested restricted stock units. Under the treasury stock method, the amount the employee must pay for exercising stock options and the amount of unamortized share-based compensation expense are collectively assumed to be used to repurchase hypothetical shares. An increase in the fair value of our common stock can result in a greater dilutive effect from potentially dilutive awards.

Anti-dilutive potential shares from 2015 Equity Incentive Plan are excluded from the calculation of diluted earnings per share if their exercise price exceeded the average market price during the period or the share-based awards were determined to be anti-dilutive based on applying the treasury stock method.

Inventory Valuation

Inventory is recorded at standard cost, which approximates actual cost computed on a first-in, first-out basis, not in excess of net realizable value. We assess the value of our inventory on a quarterly basis and write down those inventories which are obsolete or in excess of our forecasted demand to the lower of their cost or estimated net realizable value. Our estimates of forecasted demand are based upon our analysis and assumptions including, but not limited to, expected product lifecycles, product development plans and historical usage by product. Our product line management personnel play a key role in our excess review process by providing updated sales forecasts, managing product transitions and working with manufacturing to minimize excess inventory. If actual market conditions are less favorable than our forecasts, or actual demand from our customers is lower than our estimates, we may be required to record additional inventory write-downs. If actual market conditions are more favorable than anticipated, inventory previously written down may be sold, resulting in lower cost of sales and higher income from operations than expected in that period.

Leases

We determine if an arrangement is a lease at inception for arrangements with an initial term of more than 12 months, and classify it as either a finance or operating lease pursuant to Topic 842.

Finance leases are generally those that allow us to substantially utilize or pay for the entire asset over its estimated useful life. Finance leases are recorded in property, plant and equipment, net, and finance lease liabilities within other current and other non-current liabilities on our consolidated balance sheets. We have lease arrangements with lease and non-lease

components, and the non-lease components for our finance leases are accounted for separately, based on estimated stand-alone values, and are not included in the initial measurement of our finance lease assets and corresponding liabilities. Finance lease assets are amortized in operating expenses on a straight-line basis over the shorter of the estimated useful lives of the assets or the lease term, with the interest component included in interest expense and recognized using the effective interest method over the lease term.

Operating leases are recorded in operating lease right-of-use assets, net, and operating lease liabilities, current and non-current on our consolidated balance sheets. For operating leases of buildings, we account for non-lease components, such as common area maintenance, as a component of the lease, and include it in the initial measurement of our operating lease assets and corresponding liabilities. Operating lease assets are amortized on a straight-line basis in operating expenses over the lease term.

Our lease liabilities are recognized based on the present value of the remaining fixed lease payments, over the lease term, using a discount rate of similarly secured borrowings available to us. For the purpose of lease liability measurement, we consider only payments that are fixed and determinable at the time of commencement. Any variable payments that depend on an index or rate are expensed as incurred. Our lease terms may include options to extend when it is reasonably certain that we will exercise that option. Our lease assets also include any lease payments made and exclude any lease incentives received prior to commencement. Our lease assets are tested for impairment in the same manner as long-lived assets used in operations. We generally recognize sublease income on a straight-line basis over the sublease term.

Revenue Recognition

Pursuant to Topic 606, we recognize our revenues upon the application of the following steps:

- identification of the contract, or contracts, with a customer;

- identification of the performance obligations in the contract;

- determination of the transaction price;

- allocation of the transaction price to the performance obligations in the contract; and

- recognition of revenues when, or as, the contractual performance obligations are satisfied.

The majority of our revenue comes from product sales, consisting of sales of hardware products to our customers. Our revenue contracts generally include only one performance obligation. Revenues are recognized at a point in time when control of the promised goods or services are transferred to our customers upon shipment or delivery of goods or rendering of services, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We have entered into vendor managed inventory ("VMI") programs with our customers. Under these arrangements, we receive purchase orders from our customers, and the inventory is shipped to the VMI location upon receipt of the purchase order. The customer then pulls the inventory from the VMI hub based on its production needs. Revenue under VMI programs is recognized when control transfers to the customer, which is generally once the customer pulls the inventory from the hub.

Revenue from all sales types is recognized at the transaction price. The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer adjusted for estimated variable consideration, if any. We typically estimate the impact on the transaction price for discounts offered to the customers for early payments on receivables or net of accruals for estimated sales returns. These estimates are based on historical returns, analysis of credit memo data and other known factors. Actual returns could differ from these estimates. We allocate the transaction price to each distinct product based on its relative standalone selling price. The product price as specified on the purchase order is considered the standalone selling price as it is an observable input that depicts the price as if sold to a similar customer in similar circumstances.

We exclude from revenue the taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, which are collected by us from a customer and deposited with the relevant government authority.

Our revenue arrangements do not contain significant financing components as our standard payment terms are less than one year.

If a customer pays consideration, or we have a right to an amount of consideration that is unconditional before we transfer a good or service to the customer, those amounts are classified as deferred revenue or deposits received from customers which are included in other current liabilities or other long-term liabilities when the payment is made or it is due, whichever is earlier.

Transaction Price Allocated to the Remaining Performance Obligations

Remaining performance obligations represent the transaction price allocated to performances obligations that are unsatisfied or partially unsatisfied as of the end of the reporting period. Unsatisfied and partially unsatisfied performance obligations consist of contract liabilities and non-cancellable backlog. Non-cancellable backlog includes goods and services for which customer purchase orders have been accepted that are scheduled or in the process of being scheduled for shipment. A portion of our revenue arises from vendor managed inventory arrangements where the timing and volume of customer utilization is difficult to predict.

Deferred revenue as of June 29, 2024 and July 1, 2023 was $0.6 million and $2.1 million, respectively, which was recorded in other current liabilities in the consolidated balance sheets. During fiscal 2024 and fiscal 2023, we recognized $2.0 million and nil of revenue that was included in deferred revenue as of July 1, 2023 and July 2, 2022, respectively.

Warranty

Hardware products regularly include warranties to the end customers such that the product continues to function according to published specifications. We typically offer a twelve-month warranty for most of our products. However, in some instances depending upon the product, specific market, product line and geography in which we operate, and what is common in the industry, our warranties can vary and range from six months to five years. These standard warranties are assurance type warranties and do not offer any services in addition to the assurance that the product will continue working as specified. Therefore, warranties are not considered separate performance obligations in the arrangement.

We provide reserves for the estimated costs of product warranties that we record as cost of sales at the time revenue is recognized. We estimate the costs of our warranty obligations based on our historical experience of known product failure rates, use of materials to repair or replace defective products and service delivery costs incurred in correcting product failures. In addition, from time-to-time, specific warranty accruals may be made if discrete technical problems arise.

Shipping and Handling Costs

We record shipping and handling costs related to revenue transactions within cost of sales as a period cost.

Contract Costs

We recognize the incremental direct costs of obtaining a contract, which consist of sales commissions, when control over the products they relate to transfers to the customer. Applying the practical expedient, we recognize commissions as expense when incurred, as the amortization period of the commission asset we would have otherwise recognized is less than one year.

Contract Balances

We record accounts receivable when we have an unconditional right to consideration. Contract liabilities are recorded when cash payments are received or due in advance of performance. Contract liabilities consist of advance payments and deferred revenue, where we have unsatisfied performance obligations. Contract liabilities are classified as deferred revenue and customer deposits and are included in other current liabilities within our consolidated balance sheet. Payment terms vary by customer. The time between invoicing and when payment is due is not significant. Refer to "Note 18. Revenue Recognition" for a presentation of changes in contract balances.

Disaggregation of Revenue

We disaggregate revenue by geography and by product. Refer to "Note 18. Revenue Recognition" for a presentation of disaggregated revenue. We do not present other levels of disaggregation, such as by type of products, customer, markets, contracts, duration of contracts, timing of transfer of control and sales channels, as this information is not used by our Chief Operating Decision Maker ("CODM") to manage the business.

Income Taxes

In accordance with the authoritative guidance on accounting for income taxes, we recognize income taxes using an asset and liability approach. This approach requires the recognition of taxes payable or refundable for the current year and deferred

tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. The measurement of current and deferred taxes is based on provisions of the enacted tax law, and the effects of future changes in tax laws or rates are not anticipated.

The authoritative guidance provides for recognition of deferred tax assets if the realization of such deferred tax assets is more likely than not to occur based on an evaluation of both positive and negative evidence and the relative weight of the evidence. We consider future growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate, historical earnings, taxable income in prior years, if carry-back is permitted under the law, and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets valuation allowance would be charged to earnings in the period in which we make such a determination, or goodwill would be adjusted at our final determination of the valuation allowance related to an acquisition within the measurement period. If we later determine that it is more likely than not that the net deferred tax assets would be realized, we would reverse the applicable portion of the previously provided valuation allowance as an adjustment to earnings at such time.

We are subject to income tax audits by the respective tax authorities of the jurisdictions in which we operate. The determination of our income tax liabilities in each of these jurisdictions requires the interpretation and application of complex, and sometimes uncertain, tax laws and regulations. The authoritative guidance on accounting for income taxes prescribes both recognition and measurement criteria that must be met for the benefit of a tax position to be recognized in the financial statements. If a tax position taken, or expected to be taken, in a tax return does not meet such recognition or measurement criteria, an unrecognized tax benefit liability is recorded. If we ultimately determine that an unrecognized tax benefit liability is no longer necessary, we reverse the liability and recognize a tax benefit in the period in which it is determined that the unrecognized tax benefit liability is no longer necessary.

The recognition and measurement of current taxes payable or refundable and deferred tax assets and liabilities requires that we make certain estimates and judgments. Changes to these estimates or a change in judgment may have a material impact on our tax provision in a future period.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed by the straight-line method generally over the following estimated useful lives of the assets: 10 to 40 years for building and improvements, 3 to 10 years for machinery and equipment, and 2 to 5 years for furniture, fixtures, software and office equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease, including the renewal option that we are reasonably certain to exercise.

Business Combination

In accordance with the guidance for business combinations, we determine whether a transaction or event is a business combination, which requires that the assets acquired and liabilities assumed constitute a business. Each business combination is then accounted for by applying the acquisition method. If the assets acquired are not a business, we account for the transaction or event as an asset acquisition. Under both methods, we recognize the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity. We capitalize acquisition-related costs and fees associated with asset acquisitions and immediately expense acquisition-related costs and fees associated with business combinations.

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, we make significant estimates and assumptions, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer relationships and acquired developed technology and discount rates. Our estimates of fair value are based upon assumptions believed to be reasonable using the best information available. These assumptions are inherently uncertain and unpredictable and, as a result, actual results may differ materially from estimates. Certain estimates associated with the accounting for acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed. Any change in facts and circumstances that existed as of the acquisition date and impacts to our preliminary estimates is recorded to goodwill if identified within the measurement period. Subsequent to the measurement period or our final determination of fair value of assets and liabilities, whichever is earlier, the adjustments will affect our earnings.

We estimate the economic lives of certain acquired assets and these lives are used to calculate depreciation and amortization expense. If our estimates of the economic lives change, depreciation or amortization expenses could be accelerated or slowed.

Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the fair value of the identifiable assets acquired and liabilities assumed. We test goodwill impairment on an annual basis in the fiscal fourth quarter and at any other time when events occur or circumstances indicate that the carrying amount of goodwill may not be recoverable.

We have the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. The qualitative factors we assess include long-term prospects of our performance, share price trends and market capitalization, and Company specific events. Unanticipated events and circumstances may occur that affect the accuracy of our assumptions, estimates and judgments. For example, if the price of our common stock were to significantly decrease combined with other adverse changes in market conditions, thus indicating that the underlying fair value of our reporting units may have decreased, we may reassess the value of our goodwill in the period such circumstances were identified.

If we determine that, as a result of the qualitative assessment, it is more likely than not (i.e., greater than 50% likelihood) that the fair value of a reporting unit is less than its carrying amount, we perform the quantitative test by estimating the fair value of our reporting units. If the carrying value of a reporting unit exceeds its fair value, we record goodwill impairment loss equal to the excess of the carrying value of the reporting unit's goodwill over its fair value, not to exceed the carrying amount of goodwill. The fair value of each of our goodwill reporting units is generally estimated using a combination of public company multiples and discounted cash flow methodologies.

Based on the impairment analysis performed in the fourth quarter of each year presented, the fair value of each of our reporting units substantially exceeded the carrying value; as such, our annual qualitative assessment did not indicate that a more detailed quantitative analysis was necessary.

Intangible Assets

Intangible assets consist primarily of intangible assets purchased through acquisitions. Purchased intangible assets include acquired developed technologies (developed and core technology), customer relationships, and order backlog. Intangible assets, with the exception of certain customer relationships, are amortized using the straight-line method over the estimated economic useful lives of the assets, which is the period during which expected cash flows support the fair value of such intangible assets. Certain customer relationships are amortized using an accelerated method of amortization over the expected customer lives, which more accurately reflects the pattern of realization of economic benefits expected to be obtained.

Long-lived Asset Valuation

We test long-lived assets for recoverability, at the asset group level, when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset, significant adverse changes in the business climate or legal factors, accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset, current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset, or current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life.

Recoverability is assessed based on the difference between the carrying amount of the asset and the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

Pension Benefits

The Company sponsors various employee retirement plans, including defined contribution, defined benefit and other post-retirement plans. Refer to "Note 15. Employee Retirement Plans" for more information.

The funded status of our retirement-related benefit plan is measured as the difference between the fair value of plan assets and the benefit obligation at fiscal year end, the measurement date. The funded status of an underfunded benefit plan, of which the fair value of plan assets is less than the benefit obligation, is recognized as a non-current net pension liability in the consolidated balance sheets. For defined benefit pension plans, the benefit obligation is the projected benefit obligation ("PBO") which represents the actuarial present value of benefits expected to be paid upon retirement.

Net periodic pension cost (income) ("NPPC") is recorded in the consolidated statements of operations and includes service cost, interest cost, expected return on plan assets, amortization of prior service cost and gains or losses previously recognized as a component of accumulated other comprehensive income. Service cost represents the actuarial present value of participant benefits attributed to services rendered by employees in the current year. Interest cost represents the time value of money cost associated with the passage of time. Gains or losses arise as a result of differences between actual experience and assumptions or as a result of changes in actuarial assumptions. Prior service cost or credits represent the cost of benefit improvements attributable to prior service granted in plan amendments. (Gains) losses and prior service cost (credit) that arise during the current year are first recognized as a component of accumulated other comprehensive income in the consolidated balances sheets, net of tax. Prior service cost is amortized as a component of NPPC over the average remaining service period of active plan participants starting at the date the plan amendment is adopted. Deferred actuarial gains or losses are subsequently recognized as a component of NPPC if they exceed the greater of 10% of PBO or the fair value of plan assets, with the excess amortized over the average remaining service period of active plan participants.

The measurement of the benefit obligation and NPPC is based on our estimates and actuarial valuations, provided by third-party actuaries, which are approved by management. These valuations reflect the terms of the plans and use participant-specific information such as compensation, age and years of service, as well as certain assumptions, including estimates of discount rates, expected return on plan assets, rate of compensation increases, and mortality rates. We evaluate these assumptions annually at a minimum. In estimating the expected return on plan assets, we consider historical returns on plan assets, adjusted for forward-looking considerations, inflation assumptions and the impact of the active management of the plan's invested assets.

Concentration of Credit and Other Risks

Financial instruments that potentially subject our business to concentration of credit risk consist primarily of cash, short-term investments, and trade receivables.

Although the Company deposits its cash with financial institutions that management believes are of high credit quality, its deposits, at times, may exceed federally insured limits. The Company's investment portfolio consists of investment grade securities diversified amongst security types, industries, and issuers. The Company's investment policy limits the amount of credit exposure in the investment portfolio by imposing credit rating minimums and limiting purchases of a single issuer, security type, geography and industry, except for Treasury securities. The Company believes no significant concentration risk exists with respect to these investments.

We perform credit evaluations of our customers' financial condition and generally do not require collateral from our customers. These evaluations require significant judgment and are based on a variety of factors including, but not limited to, current economic trends, payment history, bad debt write-off experience, and financial review of the customer.

We maintain an allowance for credit losses for estimated losses resulting from the inability of our customers to make required payments. When we become aware that a specific customer is unable to meet their financial obligations, we record a specific allowance to reflect the level of credit risk in the customer's outstanding receivable balance. In addition, we record additional allowances based on certain percentages of aged receivable balances. These percentages take into account a variety of factors including, but not limited to, current economic trends, payment history and bad debt write-off experience. We classify bad debt expenses as selling, general and administrative expense.

During fiscal 2024, 2023, and 2022, a few customers generated more than 10% of total net revenue. Refer to "Note 17. Operating Segments and Geographic Information" for more information.

As of June 29, 2024, our accounts receivable from a single customer, which represented 10% or greater of the total accounts receivable, was concentrated with one customer, which represented 13% of gross accounts receivable. As of July 1, 2023, our accounts receivable from a single customer, which represented 10% or greater of the total accounts receivable, was concentrated with three customers, which individually represented 14%, 12% and 12% of gross accounts receivable, respectively.

We rely on a limited number of suppliers for a number of key components contained in our products. We also rely on a limited number of significant independent contract manufacturers for the production of certain key components and subassemblies contained in our products.

We generally use a rolling twelve months forecast based on anticipated product orders, customer forecasts, product order history and backlog to determine our materials requirements. Lead times for the parts and components that we order vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. If the forecast does not meet or if it exceeds actual demand, we may have excess or shortfalls of some materials and components, as well as excess inventory purchase commitments. We could experience reduced or delayed product shipments or incur additional inventory write-downs and cancellation charges or penalties, which would increase costs and could have a material adverse impact on our results of operations.

Foreign Currency Translation

In fiscal 2019, we established the functional currency for our worldwide operations as the U.S. dollar. Translation adjustments reported prior to December 10, 2018 remain as a component of accumulated other comprehensive income (loss) in our condensed consolidated balance sheets, until all or a part of the investment in the subsidiaries is sold or liquidated. In fiscal 2023, we acquired IPG telecom transmission product lines. The functional currency of the Brazilian entities acquired as part of this acquisition is the local currency.

Translation adjustments reported prior to fiscal 2019, remain as a component of accumulated other comprehensive income in our consolidated balance sheet. The translated values for any non-monetary assets and liabilities as of the date we established the U.S. dollar as the functional currency became the new accounting basis for those assets. Accordingly, monetary assets and liabilities denominated in foreign currencies have been remeasured into U.S. dollars using the exchange rates in effect at the balance sheet date. Foreign currency re-measurement gains or losses are included in other income (expense), net in the consolidated statements of operations.

Stock-based Compensation

Compensation expense related to stock-based transactions is measured and recognized in the financial statements based on fair value at the grant date.

Restricted stock units ("RSUs") are grants of shares of our common stock, the vesting of which is based on the requisite service requirement. Generally, our RSUs are subject to forfeiture and expected to vest over one to four years. For new-hire grants, RSUs generally vest ratably on an annual basis over four years. For annual refresh grants, RSUs generally vest ratably on an annual, or combination of annual and quarterly, basis over three years.

Restricted stock awards ("RSAs") are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. RSAs are expected to vest over one to four years, and the shares acquired may not be transferred by the holder until the vesting conditions (if any) are satisfied.

Performance stock units ("PSUs") are grants of shares of our common stock that vest upon the achievement of certain performance and service conditions. We account for the fair value of PSUs using the closing market price of our common stock on the date of grant. We begin recognizing compensation expense when we conclude that it is probable that the performance conditions will be achieved. We reassess the probability of vesting at each reporting period and adjust our compensation cost based on this probability assessment. Our PSUs are subject to risk of forfeiture until performance and service conditions are satisfied and generally vest over three years.

We estimate the fair value of the rights to acquire stock under our 2015 Employee Stock Purchase Plan (the "2015 Purchase Plan") using the Black-Scholes option pricing formula. Our 2015 Purchase Plan provides for consecutive six-month offering periods. We recognize such compensation expense on a straight-line basis over the requisite service period. We calculate the volatility factor based on our historical stock prices.

Treasury Stock

Treasury stock is carried at cost. When we retire our treasury stock, any excess of the repurchase price paid over par value is allocated to retained earnings.

Restructuring and Related Charges

Costs associated with restructuring activities are recognized when they are obligated. However, in the case of leases, the expense is estimated and accrued when the property is vacated. Given the significance of, and the timing of the execution of such activities, this process is complex and involves periodic reassessments of estimates made from the time the property was vacated, including evaluating real estate market conditions for expected vacancy periods and sub-lease income. We recognize a liability for post-employment benefits for workforce reductions related to restructuring activities when payment is probable and the amount is reasonably estimable. Restructuring and related charges may also include charges related to write-offs of long lived assets related to significant restructuring initiatives.

We continually evaluate the adequacy of the remaining liabilities under our restructuring initiatives. Although we believe that these estimates accurately reflect the costs of our restructuring plans, actual results may differ, thereby requiring us to record additional provisions or reverse a portion of such provisions.

Refer to "Note 12. Restructuring and Related Charges".

Research and Development ("R&D") Expense

Costs related to R&D, which primarily consists of labor and benefits, supplies, facilities, consulting and outside service fees, are charged to expense as incurred.

Loss Contingencies

We are subject to the possibility of various loss contingencies arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to determine whether such accruals should be adjusted and whether new accruals are required.

Asset Retirement Obligations ("ARO")

Our ARO are legal obligations associated with the retirement of long-lived assets pertaining to leasehold improvements. These liabilities are initially recorded at fair value and the related asset retirement costs are capitalized by increasing the carrying amount of the related assets by the same amount as the liability. Asset retirement costs are subsequently depreciated over the useful lives of the related assets. Subsequent to initial recognition, we record period-to-period changes in the ARO liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. We de-recognize ARO liabilities when the related obligations are settled.

Note 2. Recently Issued Accounting Pronouncements

In March 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2024-02: Codification Improvements - Amendments to Remove References to the Concepts Statements, which contains amendments to the Codification that remove references to various FASB Concepts Statements. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. We do not expect this ASU to have a material impact on our consolidated financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income tax paid. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact of this ASU on our income tax disclosures within the consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 does not change how a public entity identifies its operating segments, aggregates those operating segments, or applies quantitative thresholds to determine its reportable segments. The update is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. We plan to adopt ASU 2023-07 in our annual financial statements of fiscal 2025 and interim financial statements of the first quarter of fiscal 2026. We are currently evaluating the impact of adopting this ASU on our consolidated financial statements and disclosures.

Note 3. Earnings Per Share

The following table sets forth the computation of basic and diluted net income (loss) per share (*in millions, except per share data*):

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
Numerator:			
Net income (loss) - basic and diluted	$ (546.5)	$ (131.6)	$ 198.9
Denominator:			
Weighted average common shares outstanding - basic	67.3	68.3	71.2
Effect of dilutive securities from stock-based benefit plans	—	—	0.6
Shares issuable assuming conversion of the convertible notes	—	—	2.4
Weighted average common shares outstanding - diluted	67.3	68.3	74.2
Net income (loss) per share:			
Basic	$ (8.12)	$ (1.93)	$ 2.79
Diluted	$ (8.12)	$ (1.93)	$ 2.68

Shares from stock-based benefit plans and shares issuable assuming conversion of our convertible notes are anti-dilutive for the year ended June 29, 2024 and July 1, 2023, therefore excluded from the calculation of diluted net loss per share, as the Company had net loss for these periods.

Average anti-dilutive shares excluded from the calculation of diluted net loss per share for the year ended June 29, 2024 include 29.6 million shares related to the convertible notes, 4.1 million shares issuable under RSUs and PSUs, 0.2 million shares issuable under the 2015 Purchase Plan and 1.1 million shares outstanding related to stock options. Average anti-dilutive shares excluded from the calculation of diluted net loss per share for July 1, 2023 include 24.8 million shares related to the convertible notes, 3.2 million shares issuable under RSUs and PSUs and 0.2 million shares issuable under the 2015 Purchase Plan. Anti-dilutive shares excluded from the calculation of diluted net income per share for the year ended July 2, 2022 was 0.1 million. Refer to "Note 14. Equity".

As a result of our adoption of ASU 2020-06 in the first quarter of fiscal 2023, potentially dilutive common shares issuable upon conversion of our outstanding convertible notes are determined using the if-converted method. For periods prior to the adoption of ASU 2020-06, which include fiscal year 2022, our potentially dilutive common shares issuable upon conversion of our outstanding convertible notes are determined using the treasury stock method.

Note 4. Business Combination

Cloud Light Acquisition

On October 29, 2023, we entered into a definitive merger agreement (the "Merger Agreement") with Cloud Light. On November 7, 2023, we completed the acquisition of Cloud Light (the "Cloud Light Closing Date"). Cloud Light designs, markets, and manufactures advanced optical modules for data center applications. The acquisition enables us to be well-positioned to serve the growing needs of Cloud & Networking customers, particularly those customers focused on optimizing their data center infrastructure for the demands of AI/ML.

We have applied the acquisition method of accounting in accordance with ASC 805 *Business Combinations*, with respect to the fair value of purchase price consideration and the identifiable assets and liabilities of Cloud Light, which have been measured at estimated fair value as of the Cloud Light Closing date. The following tables summarize the preliminary purchase price consideration (*in millions*):

	Fair Value
Cash consideration [(1)]	$ 705.0
Share-based consideration [(2)]	23.5
Total purchase price consideration	$ 728.5

[(1)] Under the terms of the Merger Agreement, Cloud Light stockholders received $1.69 per share after adjusting for applicable withholding taxes, escrow fund and expense fund contributions, for each of the 409.4 million of shares outstanding at the Cloud Light Closing date. As a result, we transferred $691.7 million of cash consideration on the Cloud Light Closing date. Additionally, each of Cloud Light's outstanding options was exchanged for a combination of up-front cash consideration and newly issued options (the "replacement options"). As a result, we transferred $13.3 million of cash consideration on the Cloud Light Closing date.

[(2)] The replacement options have a total fair value of $38.9 million as of the Cloud Light Closing date, of which $23.5 million attributable to pre-acquisition service is recorded as part of the purchase price consideration and the remaining $15.4 million is recorded as post-acquisition stock-based compensation expense over the vesting period of three years from the Cloud Light Closing date. In general, these options expire within 10 years from the Cloud Light Closing date. Refer to "Note 14. Equity".

The cash consideration of $705.0 million, which was funded by the cash balances of Lumentum, includes $75.8 million of cash held in an escrow fund for a period of 12 months following the Cloud Light Closing date to support Cloud Light's indemnification obligations under the Merger Agreement. The consideration is subject to customary adjustment for working capital.

We also incurred a total of $9.6 million of acquisition-related costs the year ended June 29, 2024, representing professional and other direct acquisition costs, which are recorded as selling, general and administrative expense in the consolidated statement of operations when incurred.

We allocated the fair value of the purchase price consideration to the assets acquired and liabilities assumed as of the Cloud Light Closing date based on their estimated fair values. The excess of purchase price consideration over the fair value of net assets acquired is recorded as goodwill. Our preliminary allocation of the purchase price consideration to the assets acquired and liabilities assumed as of the Cloud Light Closing date is as follows (*in millions*):

		Fair Value
Total purchase price consideration	$	728.5
Assets acquired		
Cash and cash equivalents		4.1
Short-term investments		1.0
Accounts receivable, net		20.9
Inventories		71.8
Prepayments and other current assets		14.2
Property, plant and equipment, net		62.5
Operating lease right-of-use assets, net		3.7
Other intangible assets, net [(1)]		333.0
Other non-current assets		0.3
Total assets		511.5
Liabilities assumed		
Accounts payable		45.7
Accrued payroll and related expenses		5.6
Accrued expenses		10.0
Operating lease liabilities, current		1.8
Other current liabilities		9.5
Operating lease liabilities, non-current		1.9
Deferred tax liability		60.1
Other non-current liabilities		9.1
Total liabilities		143.7
Goodwill	$	360.7

[(1)] Other intangible assets include developed technology of $170.0 million, customer relationship of $130.0 million, in-process research and development ("IPR&D") of $16.0 million, order backlog of $14.0 million, and trade name and trademarks of $3.0 million. Refer to "Note 9. Goodwill and Other Intangible Assets".

The allocation of the purchase price to the assets acquired and liabilities assumed, including the residual amount allocated to goodwill, is based upon preliminary information and subject to change. The primary areas of the preliminary purchase price allocation that are not yet finalized relate to the working capital adjustments pursuant to the Merger Agreement, the fair value of inventories, property, plant and equipment, intangible assets, deferred tax assets and liabilities, and contingent liabilities, if any. Further adjustments may result before the end of the measurement period, which ends one year from the Cloud Light Closing date. During the measurement period, if new information is obtained about facts and circumstances that existed as of the Cloud Light Closing date that, if known, would have resulted in revised estimated values of assets acquired and liabilities assumed, we will revise the preliminary purchase price allocation. The effect of measurement period adjustments to the estimated fair values will be calculated as if the adjustments had been completed on the acquisition date. The impact of all changes that do not qualify as measurement period adjustments will be included in current period earnings.

Goodwill from the Cloud Light acquisition has been assigned to the Cloud & Networking segment. The preliminary goodwill of $360.7 million arising from the acquisition is attributed to the expected revenue growth and synergies, including future cost efficiencies and other benefits that are expected to be generated by combining Lumentum and Cloud Light. None of the goodwill is expected to be deductible for local tax purposes. Refer to "Note 9. Goodwill and Other Intangible Assets."

Cloud Light contributed $199.5 million of our consolidated net revenue for the year ended June 29, 2024. Due to the continued integration of the combined businesses, as well as our corporate structure and the allocation of selling, general and administrative costs, it is impracticable to determine Cloud Light's contribution to our earnings.

Unaudited Supplemental Pro Forma Information

The following unaudited supplemental pro forma information presents the combined results of operations for the years ended June 29, 2024 and July 1, 2023, respectively, as if the acquisition was completed on July 3, 2022, the first day of the fiscal year 2023. The unaudited supplemental pro forma financial information presented below is not necessarily indicative of the financial position or results of operations that would have been realized if the acquisition had been completed on the date indicated. The unaudited supplemental pro forma financial information does not reflect synergies that might have been achieved, nor is it indicative of future operating results or financial position.

The unaudited pro forma financial information includes adjustments for: (i) amortization expense that would have been recognized related to the acquired intangible assets, (ii) depreciation expense that would have been recognized related to the acquired property, plant, and equipment, (iii) amortization of inventory fair value adjustment, (iv) acquisition related costs, such as third party transaction costs and restructuring costs, (v) stock-based compensation expense and (vi) the estimated income tax effect on the unaudited pro forma adjustments.

The unaudited supplemental pro forma financial information for the periods presented is as follows (*in millions*):

	Years Ended			
	June 29, 2024		July 1, 2023	
Net revenue	$	1,447.9	$	1,961.5
Net loss	$	531.7	$	180.1

NeoPhotonics Acquisition

On August 3, 2022, we completed the acquisition of NeoPhotonics. The total purchase price consideration of $934.4 million was funded by the cash balances of the combined company. The addition of NeoPhotonics expanded our opportunity in some of the fastest growing markets for optical components used in cloud and telecom network infrastructure.

We have applied the acquisition method of accounting in accordance with ASC Topic 805, *Business Combinations* to account for this transaction and recorded a goodwill of $315.3 million arising from the acquisition, which has been assigned to the Cloud & Networking segment.

We recorded $28.7 million of merger-related costs, representing professional and other direct acquisition costs, of which $8.3 million was incurred in fiscal year 2022 and $20.4 million was incurred in fiscal year 2023, which was recorded as selling, general and administrative expense in the condensed consolidated statements of operations.

The following unaudited supplemental pro forma information (unaudited) presents the combined results of operations for the years ended July 1, 2023 and July 2, 2022, respectively, as if the acquisition was completed on July 4, 2021, the first day of fiscal 2022. The unaudited supplemental pro forma financial information is not necessarily indicative of the financial position or results of operations that would have been realized if the acquisition had been completed on the date indicated. The unaudited supplemental pro forma financial information does not reflect synergies that might have been achieved, nor is it indicative of future operating results or financial position. The unaudited pro forma financial information includes adjustments for: (i) amortization expense that would have been recognized related to the acquired intangible assets, (ii) depreciation expense that would have been recognized related to the acquired property, plant, and equipment, (iii) amortization of inventory fair value adjustment, (iv) acquisition related costs, such as third party transaction costs and restructuring costs, (v) stock-based compensation expense and (vi) the estimated income tax effect on the unaudited pro forma adjustments.

The unaudited supplemental pro forma financial information for the periods presented is as follows (*in millions*):

	Years Ended			
	July 1, 2023		July 2, 2022	
Net revenue	$	1,790.9	$	2,061.2
Net income (loss)	$	(90.1)	$	77.2

Acquisition of IPG Photonics' Telecom Transmission Product Lines

On August 15, 2022 ("IPG Closing date"), we completed a transaction to acquire IPG Photonics' telecom transmission product lines ("IPG telecom transmission product lines") that are used to develop and market products for use in telecommunications and datacenter infrastructure, including Digital Signal Processors (DSPs), ASICs and optical transceivers with a total purchase price of $55.9 million, which was paid in cash. This acquisition enables us to expand our business in the Cloud & Networking segment.

We have applied the acquisition method of accounting in accordance with ASC Topic 805, *Business Combinations* to account for this transaction and recorded a goodwill of $10.9 million arising from the acquisition, which has been assigned to the Cloud & Networking segment. We recorded $2.0 million of merger-related costs, representing professional and other direct acquisition costs, of which $0.4 million was incurred in fiscal year 2022 and $1.6 million was incurred in fiscal year 2023, which was recorded as selling, general and administrative expense in the consolidated statements of operations.

The unaudited pro forma financial information from the acquisition of the IPG telecom transmission product lines, assuming the acquisition was completed on the first day of fiscal 2022, as well as revenue and earnings generated during fiscal 2023, were not material for disclosure purposes.

Note 5. Cash, Cash Equivalents and Short-term Investments

The following table summarizes our cash, cash equivalents and short-term investments by category for the periods presented (*in millions*):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
June 29, 2024:				
Cash	$ 196.9	$ —	$ —	$ 196.9
Cash equivalents:				
Commercial paper	15.9	—	—	15.9
Money market funds	223.9	—	—	223.9
Total cash and cash equivalents	$ 436.7	$ —	$ —	$ 436.7
Short-term investments:				
Certificates of deposit	$ 0.8	$ —	$ —	$ 0.8
Commercial paper	12.6	—	—	12.6
Corporate debt securities	244.5	—	(0.6)	243.9
U.S. Agency securities	81.2	—	(0.3)	80.9
U.S. Treasury securities	112.6	—	(0.5)	112.1
Total short-term investments	$ 451.7	$ —	$ (1.4)	$ 450.3
July 1, 2023:				
Cash	$ 254.3	$ —	$ —	$ 254.3
Cash equivalents:				
Money market funds	276.1	—	—	276.1
U.S. Agency securities	4.0	—	—	4.0
U.S. Treasury securities	324.6	—	—	324.6
Total cash and cash equivalents	$ 859.0	$ —	$ —	$ 859.0
Short-term investments:				
Certificates of deposit	$ 16.5	$ —	$ —	$ 16.5
Commercial paper	132.9	—	(0.2)	132.7
Corporate debt securities	472.7	—	(3.9)	468.8
U.S. Agency securities	207.9	—	(1.7)	206.2
U.S. Treasury securities	332.4	—	(2.0)	330.4
Total short-term investments	$ 1,162.4	$ —	$ (7.8)	$ 1,154.6

We review our investment portfolio to identify and evaluate investments that have indicators of possible impairment. Factors considered in determining whether a loss is other-than-temporary include, but are not limited to, the length of time and extent a security's fair value has been below its cost, the financial condition and near-term prospects of the investee, the credit quality of the security's issuer, likelihood of recovery and our intent and ability to hold the security for a period sufficient to allow for any anticipated recovery in value. For the debt instruments we own, we also evaluate whether we have the intent to sell the security or whether it is more likely than not that we will be required to sell the security before recovery of its cost basis. We have not recorded our unrealized losses on our short-term investments into income because we do not intend to sell nor is it more likely than not that we will be required to sell these investments prior to recovery of their amortized cost basis.

We use the specific-identification method to determine any realized gains or losses from the sale of our short-term investments classified as available-for-sale. During fiscal 2024, 2023 and 2022, we did not realize significant gains or losses on a gross level from the sale of our short-term investments classified as available-for-sale.

The components of other income, net are as follows for the years presented (*in millions*):

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
Foreign exchange gains, net	$ 0.8	$ 7.0	$ 6.1
Interest and investment income	61.3	40.8	6.1
Other income (losses), net	—	1.0	(0.2)
Other income, net	$ 62.1	$ 48.8	$ 12.0

Included in the interest and investment income are $5.8 million, $6.7 million and $3.9 million of interest receivable as of June 29, 2024, July 1, 2023 and July 2, 2022, respectively, recorded as prepayments and other current assets within the consolidated balance sheets. We did not recognize an allowance for credit losses against the interest receivable in any of the periods presented as there were no such losses.

Concurrent with the issuance of the 2029 Notes in June 2023, we used $132.8 million of the net proceeds to repurchase $125.0 million aggregate principal amount of the 2024 Notes. We recognized a gain of $1.0 million, which was recorded under other income, net on our consolidated statements of operations for the year ended July 1, 2023. Refer to "Note 10. Debt".

The following table summarizes unrealized losses on our cash equivalents and short-term investments by category that have been in a continuous unrealized loss position for more than 12 months and less than 12 months, respectively, as of the periods presented *(in millions)*:

	Continuous Loss Position For More Than 12 Months		Continuous Loss Position For Less Than 12 Months		Gross Unrealized Losses
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	
June 29, 2024:					
U.S. Agency securities	$ 62.3	$ (0.3)	$ 12.6	$ —	$ (0.3)
Commercial paper	—	—	28.6	—	—
Corporate debt securities	133.7	(0.5)	90.6	(0.2)	(0.7)
U.S. government bonds	72.3	(0.4)	39.7	(0.1)	(0.5)
Total	$ 268.3	$ (1.2)	$ 171.5	$ (0.3)	$ (1.5)
July 1, 2023:					
U.S. Agency securities	$ 39.6	$ (0.4)	$ 170.6	$ (1.3)	$ (1.7)
Certificates of deposit	—	—	7.7	—	—
Commercial paper	—	—	128.5	(0.2)	(0.2)
Corporate debt securities	93.6	(1.2)	358.9	(2.7)	(3.9)
U.S. government bonds	50.8	(0.6)	221.4	(1.4)	(2.0)
Total	$ 184.0	$ (2.2)	$ 887.1	$ (5.6)	$ (7.8)

The following table classifies our short-term investments by remaining maturities (*in millions*):

	June 29, 2024		July 1, 2023	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within 1 year	$ 405.5	$ 404.1	$ 762.9	$ 759.1
Due between 1 year to 5 years	46.2	46.2	399.5	395.5
	$ 451.7	$ 450.3	$ 1,162.4	$ 1,154.6

All available-for-sale securities have been classified as current, based on management's intent and ability to use the funds in current operations.

Note 6. Fair Value Measurements

We determine fair value based on the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value assumes that the transaction to sell the asset or transfer the liability occurs in the principal or most advantageous market for the asset or liability and establishes that the fair value of an asset or liability shall be determined based on the assumptions that market participants would use in pricing the asset or liability. The classification of a financial asset or liability within the hierarchy is based upon the lowest level input that is significant to the fair value measurement. The fair value hierarchy prioritizes the inputs into three levels that may be used to measure fair value:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3: Inputs are unobservable inputs based on our assumptions.

The fair value of our Level 1 financial instruments, such as money market funds and U.S. Treasury securities, which are traded in active markets, is based on quoted market prices for identical instruments. The fair value of our Level 2 fixed income securities is obtained from an independent pricing service, which may use quoted market prices for identical or comparable instruments or model driven valuations using observable market data or inputs corroborated by observable market data. Our marketable securities are held by custodians who obtain investment prices from a third-party pricing provider that incorporates standard inputs in various asset price models. Our procedures include controls to ensure that appropriate fair values are recorded, including comparing the fair values obtained from our pricing service against fair values obtained from another independent source.

Our pension assets consist of multiple institutional funds ("pension funds") of which the fair values are based on the quoted prices of the underlying funds. Pension funds are primarily classified as Level 2 assets since such funds are not directly traded in active markets. Refer to "Note 15. Employee Retirement Plans."

Financial assets measured at fair value on a recurring basis are summarized below (*in millions*):

	Level 1	Level 2	Level 3	Total
June 29, 2024 [(1)]				
Assets:				
Cash equivalents:				
Commercial paper	$ —	$ 15.9	$ —	$ 15.9
Money market funds	$ 223.9	$ —	$ —	$ 223.9
Short-term investments:				
Certificates of deposit	—	0.8	—	0.8
Commercial paper	—	12.6	—	12.6
Corporate debt securities	—	243.9	—	243.9
U.S. Agency securities		80.9		80.9
U.S. Treasury securities	112.1	—	—	112.1
Total assets	$ 336.0	$ 354.1	$ —	$ 690.1

[(1)] Excludes $196.9 million in cash held in our bank accounts as of June 29, 2024.

	Level 1	Level 2	Level 3	Total
July 1, 2023 [(1)]				
Assets:				
Cash equivalents:				
Money market funds	$ 276.1	$ —	$ —	276.1
U.S. Agency securities	—	4.0	—	4.0
U.S. Treasury securities	324.6	—	—	324.6
Short-term investments:				
Certificates of deposit	—	16.5	—	16.5
Commercial paper	—	132.7	—	132.7
Corporate debt securities	—	468.8	—	468.8
U.S. Agency securities	—	206.2	—	206.2
U.S. Treasury securities	330.4	—	—	330.4
Total assets	$ 931.1	$ 828.2	$ —	$ 1,759.3

[(1)] Excludes $254.3 million in cash held in our bank accounts as of July 1, 2023.

Financial Instruments Not Recorded at Fair Value on a Recurring Basis

We report our financial instruments at fair value with the exception of the convertible notes, see "Note 10. Debt". The estimated fair value of the convertible notes was determined based on the trading price of the convertible notes as of the last day of trading for the period. We consider the fair value of the convertible notes to be a Level 2 measurement as they are not actively traded in markets.

The carrying amounts and estimated fair values of our convertible notes are as follows for the periods presented (*in millions*):

	June 29, 2024		July 1, 2023	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
2029 Notes	$ 599.4	$ 588.8	$ 598.6	$ 625.2
2028 Notes	856.6	680.2	855.5	677.8
2026 Notes	1,047.2	948.3	1,045.9	933.2
2024 Notes	—	—	311.6	345.2
	$ 2,503.2	$ 2,217.3	$ 2,811.6	$ 2,581.4

Assets Measured at Fair Value on a Non-Recurring Basis

We periodically review our intangible and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. If not recoverable, an impairment loss would be calculated based on the excess of the carrying amount over the fair value.

Management utilizes various valuation methods, including an income approach, a market approach and a cost approach, to estimate the fair value of intangibles and other long-lived assets. During the annual impairment testing performed in the fourth quarter of fiscal 2024, we concluded that our intangible and other long-lived assets were not impaired. We review our intangible and other long-lived assets for impairment at least annually in the fourth quarter of each fiscal year, or any indicators of impairment exist.

Note 7. Balance Sheet Details

Allowance for current expected credit losses

We did not have any allowance for credit losses other than our allowance for uncollectible accounts receivable. As of June 29, 2024 and July 1, 2023, the allowance for credit losses on our trade receivables were $0.2 million and less than $0.1 million, respectively.

Inventories

The components of inventories were as follows (*in millions*):

	June 29, 2024	July 1, 2023
Raw materials and purchased parts	$ 196.9	$ 170.5
Work in process	101.6	103.2
Finished goods	99.9	134.9
Inventories	$ 398.4	$ 408.6

In connection with the Cloud Light Acquisition, we recorded $71.8 million of inventory as of the Cloud Light Closing date. During the year ended June 29, 2024, we amortized and recognized as cost of sales in our consolidated statements of operations the entire $8.0 million of fair value step-up of inventory acquired from Cloud Light.

In connection with the NeoPhotonics acquisition, we recorded $84.3 million of inventory as of the Cloud Light Closing date. During the year ended July 1, 2023, we amortized and recognized as cost of sales in our consolidated statements of operations the entire $17.8 million of fair value step-up of inventory acquired from NeoPhotonics.

Property, plant and equipment, net

The components of property, plant and equipment, net were as follows (*in millions*):

	June 29, 2024	July 1, 2023
Land	$ 75.2	$ 63.5
Buildings and improvement	215.1	170.3
Machinery and equipment	772.1	657.9
Computer equipment and software	44.9	41.4
Furniture and fixtures	14.3	10.2
Leasehold improvements	47.5	49.6
Construction in progress	71.1	69.2
	1,240.2	1,062.1
Less: Accumulated depreciation	(667.7)	(572.6)
Property, plant and equipment, net	$ 572.5	$ 489.5

Our construction in progress primarily includes machinery and equipment that we expect to place in service in the next 12 months.

In connection with the Cloud Light acquisition, we assumed $62.5 million of property, plant and equipment as of the Cloud Light Closing date.

In August 2023, we purchased land and buildings that we previously leased in the United Kingdom for a total purchase price of $23.3 million. Additionally, we capitalized $1.8 million of incremental direct costs for fees paid to third parties. We also recorded a $0.3 million reduction in the carrying value of buildings purchased related to the termination of leases for the purchased buildings. The total carrying value of assets purchased is $24.8 million at the purchase date, of which $11.8 million was allocated to the land and $13.0 million to the buildings.

During fiscal 2024, 2023 and 2022, we recorded depreciation expense of $110.6 million, $106.6 million, and $81.6 million, respectively.

Operating lease right-of-use assets, net

Operating lease right-of-use assets, net were as follows (*in millions*):

	June 29, 2024		July 1, 2023	
Operating lease right-of-use assets	$	112.3	$	116.5
Less: accumulated amortization		(39.5)		(39.2)
Operating lease right-of-use assets, net	$	72.8	$	77.3

In connection with the Cloud Light acquisition, we acquired $3.7 million of right-of-use assets related to leases of real estate properties used as our manufacturing and office premises. We accounted for these leases as operating leases and have the remaining lease term ranging from 1.5 to 2.6 years at the Cloud Light Closing date.

In connection with the purchase of land and buildings in the United Kingdom in August 2023, we terminated our leases for the purchased buildings and recorded a $0.3 million of reduction in the carrying value of buildings purchased, as a result of derecognizing $4.8 million of net operating lease right-of-use asset, $2.4 million of operating lease liabilities, current, and $2.7 million of operating lease liabilities, non-current.

Other current liabilities

The components of other current liabilities were as follows *(in millions)*:

	June 29, 2024		July 1, 2023	
Restructuring and related accrual [1]	$	11.1	$	5.0
Warranty reserve [2]		13.2		6.8
Deferred revenue and customer deposits		0.6		2.1
Income tax payable [3]		13.2		28.0
Other current liabilities		3.0		5.9
Other current liabilities	$	41.1	$	47.8

[1] Refer to "Note 12. Restructuring and Related Charges."

[2] Refer to "Note 16. Commitments and Contingencies."

[3] Refer to "Note 13. Income Taxes."

Other non-current liabilities

The components of other non-current liabilities were as follows (*in millions*):

	June 29, 2024		July 1, 2023	
Asset retirement obligation	$	7.5	$	8.2
Pension and related accrual [1]		7.5		9.6
Unrecognized tax benefit		83.0		64.4
Other non-current liabilities		5.4		9.2
Other non-current liabilities	$	103.4	$	91.4

[1] We have defined benefit pension plans in Japan, Switzerland, and Thailand. Pension and related accrual of $7.5 million as of June 29, 2024 relates to $8.6 million of non-current portion of benefit obligation, offset by $1.2 million of funding for the pension plan in Switzerland. Pension and related accrual of $9.6 million as of July 1, 2023 relates to $10.2 million of non-current portion of benefit obligation, offset by $0.6 million of funding for the pension plan in Switzerland. We typically re-evaluate the assumptions related to the fair value of our defined benefit obligations annually in the fiscal fourth quarter and make any updates as necessary. Refer to "Note 15. Employee Retirement Plans".

Note 8. Leases

We lease certain real and personal property from unrelated third parties under non-cancellable operating leases that expire at various dates through fiscal 2033. These operating leases are primarily for administrative offices, research and development and manufacturing facilities, as well as sales offices in various countries around the world. Certain leases require us to pay property taxes, insurance and routine maintenance, and include escalation clauses. Many leases include one or more options to renew. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement.

As of June 29, 2024, we sublease a portion of our offices in the Japan, United Kingdom, the United States and Canada. These subleases will expire at various dates through fiscal year 2028. We anticipate receiving approximately $0.8 million in sublease income over the next fiscal year.

The components of lease costs, lease term, and discount rate are as follows (*in millions, except for weighted average data*):

	June 29, 2024	July 1, 2023	July 2, 2022
Operating lease cost	$ 16.8	$ 14.4	$ 13.0
Short-term and variable lease cost	4.6	2.7	2.0
Sublease income	(2.0)	(2.6)	(3.0)
Total lease cost	$ 19.4	$ 14.5	$ 12.0
Weighted average remaining lease term (*in years*):			
Operating leases	5.2	5.8	6.9
Weighted average discount rate (*in percentages*):			
Operating leases	3.5 %	3.1 %	3.0 %

As of June 29, 2024, maturities of our operating lease liabilities, which do not include short-term leases and variable lease payments, were as follows (*in millions*):

Fiscal Years	Operating Leases [1]
2025	$ 15.3
2026	12.9
2027	11.7
2028	8.0
2029	5.7
Thereafter	8.2
Total minimum lease payments	61.8
Less: amount representing interest	(5.4)
Present value of total lease liabilities	$ 56.4

[1] Non-cancellable sublease proceeds for fiscal 2025 of $0.8 million are not included in the table above.

In July 2024, we purchased the land and building of our wafer fabrication facility located in Sagamihara, Japan for a total transaction price of $46.5 million including related fees and refundable consumption taxes. Our lease of the building at the premises, which was originally scheduled to end in March 2033, was terminated as a result of the purchase. We derecognized the related right-of-use assets of $31.9 million and lease liability of $17.4 million at the purchase completion date. Refer to "Note 19. Subsequent Events".

Note 9. Goodwill and Other Intangible Assets

Goodwill

In November 2023, we completed the acquisition of Cloud Light. We recognized preliminary goodwill of $360.7 million,

which was allocated to the Cloud & Networking segment.

In the first quarter of fiscal 2023, we completed two acquisitions, our acquisition of NeoPhotonics and the acquisition of IPG telecom transmission product lines. We recognized goodwill of $315.3 million related to the NeoPhotonics acquisition and $10.9 million related to the acquisition of the IPG telecom transmission product lines as of July 1, 2023. We allocated the entire goodwill amount in connection with these two acquisitions to the Cloud & Networking segment.

The following table presents our goodwill balance by the reportable segments as of June 29, 2024 and July 1, 2023 (*in millions*):

	Cloud & Networking		Industrial Tech		Total	
Balance as of July 2, 2022	$	357.7	$	11.2	$	368.9
Acquisition of NeoPhotonics [1]		315.3		—		315.3
Acquisition of IPG telecom transmission product lines [2]		10.9		—		10.9
Balance as of July 1, 2023	$	683.9	$	11.2	$	695.1
Acquisition of Cloud Light [3]		360.7		—		360.7
Balances as of June 29, 2024	$	1,044.6	$	11.2	$	1,055.8

[1] We recorded $318.3 million of goodwill as of the acquisition date, and $3.0 million of measurement period adjustments to reduce goodwill during the year ended July 1, 2023.

[2] We recorded $6.5 million of goodwill as of the acquisition date, and $4.4 million of measurement period adjustments to increase goodwill during the year ended July 1, 2023.

[3] We recorded $359.5 million of goodwill as of the acquisition date and $1.2 million of measurement period adjustments to increase goodwill during the year ended June 29, 2024.

Impairment of Goodwill

We review goodwill for impairment during the fourth quarter of each fiscal year or more frequently if events or circumstances indicate that an impairment loss may have occurred. Based on the impairment analysis performed in the fourth quarter of each year presented, the fair value of each of our reporting units substantially exceeded the carrying value; as such, our annual qualitative assessment did not indicate that a more detailed quantitative analysis was necessary.

Other Intangibles

Our intangible assets are amortized on a straight-line basis over the estimated useful lives, except for certain customer relationships, which are amortized using an accelerated method of amortization over the expected customer lives, more accurately reflecting the pattern of realization of economic benefits we expect to derive. Acquired developed technologies are amortized to cost of sales and research and development expenses. Acquired customer relationships are amortized to selling, general and administrative expenses in the consolidated statement of operations.

IPR&D is initially capitalized at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. When an IPR&D project is completed, the IPR&D is reclassified to an amortizable purchased intangible asset and amortized over the asset's estimated useful life.

During the annual impairment testing performed in the fourth quarter of each year presented, we concluded that our intangible and other long-lived assets were not impaired at the asset group level. We review our intangible and other long-lived assets for impairment at least annually in the fourth quarter of each fiscal year, absent any interim indicators of impairment. There were no indicators of impairment at the asset group level during the years ended June 29, 2024 and July 1, 2023.

In November 2023, we completed the acquisition of Cloud Light. The intangible assets acquired from the acquisition were as follows as of the acquisition date (*in millions, except for weighted average amortization period*):

	Fair Value at the Acquisition Date	Weighted Average Amortization Period (Years)
Acquired developed technologies	$ 170.0	7.0
Customer relationships	130.0	7.0
In-process research and development	16.0	n/a
Order backlog	14.0	1.0
Trade name and trademarks	3.0	1.2
Total intangible assets	$ 333.0	

During the year ended June 29, 2024, we reclassified $10.3 million of IPR&D intangible assets acquired from Cloud Light to acquired developed technologies for IPR&D projects that were completed during the period. We recorded $0.1 million of related amortization expense in our consolidated statements of operations during the year ended June 29, 2024.

In connection with the acquisition of NeoPhotonics and the IPG telecom transmission product lines in fiscal 2023, we recorded $452.5 million of intangible assets. Refer to "Note 4. Business Combination". The intangible assets acquired from the acquisitions were as follows as of the acquisition date (*in millions, except for weighted average amortization period*):

	Fair value at the acquisition date			Weighted average amortization period (in years)
	NeoPhotonics	IPG telecom transmission product lines	Total acquired	
Acquired developed technologies	$ 220.0	$ 8.6	$ 228.6	5.2
Customer relationships	144.5	2.3	146.8	5.9
In-process research and development	48.0	29.1	77.1	n/a
Total intangible assets	$ 412.5	$ 40.0	$ 452.5	

During the years ended June 29, 2024 and July 1, 2023, we reclassified $1.9 million and $23.3 million, respectively, of IPR&D intangible assets acquired from NeoPhotonics to acquired developed technologies for IPR&D projects that were completed during the periods. We recorded $0.3 million and $2.6 million of related amortization expense in our consolidated statements of operations during the years ended June 29, 2024 and July 1, 2023, respectively.

During the year ended June 29, 2024, we discontinued our in-house development of coherent DSPs and RFICs. As a result, we recorded $35.8 million of restructuring and related charges during the fiscal fourth quarter of 2024, which includes $29.1 million write-off of IPR&D assets acquired as part of the acquisition of IPG telecom transmission product lines, as well as $6.7 million of contract exit costs and asset write-off. Refer to "Note 12. Restructuring and Related Charges".

During the year ended July 1, 2023, we recorded a total charge of $21.3 million to write-off acquired intangible assets, which includes $12.9 million of research and development expense for IPR&D intangible assets acquired from NeoPhotonics for projects we will no longer pursue, and $6.8 million of cost of sales for developed technologies acquired from IPG and $1.6 million of selling, general and administrative expense for customer relationship acquired from IPG primarily due to product discontinuation as well as changes in customer demand.

The following tables present details of all of our intangibles, including those acquired in connection with our acquisitions in fiscal 2024 and fiscal 2023, as of the periods presented (*in millions, except for weighted average remaining amortization period*):

June 29, 2024	Gross Carrying Amounts	Accumulated Amortization	Net Carrying Amounts	Weighted average remaining amortization period (years)
Acquired developed technologies	$ 818.1	$ (473.0)	$ 345.1	4.8
Customer relationships	419.8	(169.4)	250.4	4.9
In-process research and development	15.5	—	15.5	n/a
Order backlog	14.0	(8.9)	5.1	0.4
Trade name and trademarks	3.0	(1.6)	1.4	0.6
Total intangible assets	$ 1,270.4	$ (652.9)	$ 617.5	

July 1, 2023	Gross Carrying Amounts	Accumulated Amortization	Net Carrying Amounts	Weighted average remaining amortization period (years)
Acquired developed technologies	$ 630.9	$ (385.5)	$ 245.4	4.2
Customer relationships	289.7	(116.8)	172.9	3.7
In-process research and development	40.9	—	40.9	n/a
Total intangible assets	$ 961.5	$ (502.3)	$ 459.2	

During fiscal 2024, 2023 and 2022, we recorded $150.6 million, $127.7 million and $85.5 million, respectively, of amortization related to intangibles assets.

The following table presents details of amortization for the periods presented *(in millions)*:

	Years ended		
	June 29, 2024	July 1, 2023	July 2, 2022
Cost of sales	$ 83.9	$ 84.4	$ 62.9
Selling, general and administrative	65.2	43.3	22.6
Research and development	1.5	—	—
Total amortization of intangibles	$ 150.6	$ 127.7	$ 85.5

Based on the carrying amount of our intangible assets as of June 29, 2024, and assuming no future impairment of the underlying assets, the estimated future amortization is as follows *(in millions):*

Fiscal Years	
2025	$ 149.4
2026	133.3
2027	121.0
2028	81.5
2029	51.8
Thereafter	65.0
Total	$ 602.0

The table above excludes in-process research and development intangible assets.

Note 10. Debt

Convertible Notes

2029 Notes

On June 16, 2023, we issued $603.7 million in aggregate principal amount of 2029 Notes in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The 2029 Notes are governed by an indenture between the Company and U.S. Bank Trust Company National Association, (as successor in interest to U.S. Bank National Association), as a trustee (the "2029 Indenture"). The 2029 Notes are unsecured and do not contain any financial covenants, restrictions on dividends, incurrence of senior debt or other indebtedness, or the issuance or repurchase of securities by us.

The net proceeds from the sale of the 2029 Notes was $599.4 million, after deducting $4.3 million of net issuance costs. In addition, we incurred $0.8 million of professional fees directly related to this transaction. Concurrent with the issuance of the 2029 Notes, we used $132.8 million of the net proceeds to repurchase $125.0 million aggregate principal amount of the 2024 Notes and $125.0 million of the net proceeds to repurchase our common stock in privately negotiated transactions. We intend to use the remaining net proceeds for general corporate purposes, which may include the repayment of our indebtedness, including any of our existing convertible notes, capital expenditures, working capital and potential acquisitions.

The 2029 Notes bear interest at a rate of 1.50% per year, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2023. The 2029 Notes will mature on December 15, 2029, unless earlier redeemed, repurchased by us, or converted pursuant to their terms.

The initial conversion rate is 14.3808 shares of common stock per $1,000 principal amount of the 2029 Notes (which is equivalent to an initial conversion price of approximately $69.54 per share). The conversion rate is subject to adjustment upon the occurrence of certain events specified in the 2029 Indenture, but will not be adjusted for accrued and unpaid interest. In addition, upon the occurrence of a make-whole fundamental change or our issuance of a notice of redemption, we will, in certain circumstances, increase the conversion rate by a number of additional shares for a holder that elects to convert the 2029 Notes in connection with such make-whole fundamental change or notice of redemption.

Prior to the close of business on the business day immediately preceding September 15, 2029, holders of the 2029 Notes may convert their 2029 Notes only under the following circumstances:

- during any fiscal quarter commencing after September 30, 2023 (and only during such fiscal quarter), if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% if the applicable conversion price on each applicable trading day;

- during the five consecutive business day period after any five consecutive trading day period (the "2029 measurement period") in which the trading price per $1,000 principal amount of 2029 Notes for each trading day of the 2029 measurement period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on each such trading day;

- if we call any or all of the 2029 Notes for redemption, at any time prior to the close of business on the second business day immediately preceding the redemption date; or

- upon the occurrence of specified corporate events as specified in the 2029 Indenture.

On or after September 15, 2029 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their 2029 Notes at any time. Upon conversion, we will satisfy our conversion obligation in cash, shares of common stock or a combination of cash and shares of common stock, at our election.

We may redeem for cash all or any portion of the 2029 Notes, at our option (subject to the partial redemption limitation set forth in the 2029 Indenture), on or after June 22, 2026, if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading-day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the 2029 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the 2029 Notes. If we elect to redeem fewer than all of the outstanding 2029 Notes, at least $100.0 million aggregate principal amount of the 2029 Notes must be outstanding and not subject to redemption as of the redemption notice date. Upon the occurrence of a fundamental change (as defined in the 2029 Indenture), holders may require us to repurchase all or a portion of their 2029 Notes for cash at a price equal to 100% of the principal amount of the 2029 Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The entire 2029 Notes are recorded as convertible notes, non-current in our consolidated balance sheets as of June 29, 2024 and July 1, 2023, measured at amortized cost.

2028 Notes

In March 2022, we issued $861.0 million in aggregate principal amount of 2028 Notes in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The 2028 Notes are governed by an indenture between the Company and U.S. Bank Trust Company National Association (as successor in interest to U.S. Bank National Association), as a trustee (the "2028 Indenture"). The 2028 Notes are unsecured and do not contain any financial covenants, restrictions on dividends, incurrence of senior debt or other indebtedness, or the issuance or repurchase of securities by us.

The net proceeds from the sale of the 2028 Notes was $854.8 million, after deducting $6.2 million in issuance costs. In addition, we incurred $0.7 million of professional fees directly related to this transaction. Concurrent with the issuance of the 2028 Notes, we used $200.0 million of the net proceeds to repurchase our common stock in privately negotiated transactions.

The 2028 Notes bear interest at a rate of 0.50% per year, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2022. The 2028 Notes will mature on June 15, 2028, unless earlier redeemed, repurchased by us, or converted pursuant to their terms.

The initial conversion rate is 7.6319 shares of common stock per $1,000 principal amount of the 2028 Notes (which is equivalent to an initial conversion price of approximately $131.03 per share). The conversion rate is subject to adjustment upon the occurrence of certain events specified in the 2028 Indenture, but will not be adjusted for accrued and unpaid interest. In addition, upon the occurrence of a make-whole fundamental change or our issuance of a notice of redemption, we will, in certain circumstances, increase the conversion rate by a number of additional shares for a holder that elects to convert the 2028 Notes in connection with such make-whole fundamental change or notice of redemption.

Prior to the close of business on the business day immediately preceding March 15, 2028, holders of the 2028 Notes may convert their 2028 Notes only under the following circumstances:

- during any fiscal quarter (and only during such fiscal quarter), if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% if the applicable conversion price, or $170.34 on each applicable trading day;

- during the five consecutive business day period after any five consecutive trading day period (the "2028 measurement period") in which the trading price per $1,000 principal amount of the 2028 Notes for each trading day of the 2028 measurement period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on each such trading day;

- if we call any or all of the 2028 Notes for redemption, at any time prior to the close of business on the second business day immediately preceding the redemption date; or

- upon the occurrence of specified corporate events as specified in the 2028 Indenture.

On or after March 15, 2028 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their 2028 Notes at any time. Upon conversion, we may satisfy our conversion obligation in cash, shares of common stock or a combination of cash and shares of common stock, at our election.

We may redeem for cash all or any portion of the 2028 Notes, at our option (subject to the partial redemption limitation set forth in the 2028 Indenture), on or after June 20, 2025, if the last reported sale price of its common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading-day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the 2028 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the 2028 Notes. If we elect to redeem fewer than all of the outstanding 2028 Notes, at least $100.0 million aggregate principal amount of the 2028 Notes must be outstanding and not subject to redemption as of the redemption notice date. Upon the occurrence of a fundamental change (as defined in the 2028 Indenture), holders may require us to repurchase all or a portion of their 2028 Notes for cash at a price equal to 100% of the principal amount of the 2028 Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

We initially bifurcated the principal amount of the 2028 Notes into liability and equity components. The liability component of the 2028 Notes was initially valued at $629.8 million based on the contractual cash flow discounted at an appropriate comparable market on the non-convertible debt borrowing rate at the date of issuance, which was 5.7%, with the equity component representing the residual amount of the proceeds of $231.2 million, which was recorded as a debt discount. Upon adoption of ASU 2020-06 in the first quarter of fiscal 2023, our 2028 Notes were accounted for as a single liability measured at amortized cost. The entire 2028 Notes are recorded as convertible notes, non-current in our consolidated balance sheets as of June 29, 2024 and July 1, 2023, measured at amortized cost.

2026 Notes

In December 2019, we issued $1,050.0 million in aggregate principal amount of the 2026 Notes in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The 2026 Notes are governed by an indenture between the Company and U.S. Bank Trust Company National Association (as successor in interest to U.S. Bank National Association), as trustee (the "2026 Indenture"). We used approximately $196.0 million of the net proceeds of the offering to repay in full all amounts outstanding under our term loan facility, and a portion of the net proceeds of the offering to purchase approximately $200.0 million of our common stock concurrently with the pricing of the offering in privately negotiated transactions. The 2026 Notes are unsecured and do not contain any financial covenants, restrictions on dividends, the incurrence of senior debt or other indebtedness, or the issuance or repurchase of securities by us.

The 2026 Notes bear interest at a rate of 0.50% per year, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2020. The 2026 Notes will mature on December 15, 2026, unless earlier redeemed, repurchased by us, or converted pursuant to their terms.

The initial conversion rate is 10.0711 shares of common stock per $1,000 principal amount of the 2026 Notes (which is equivalent to an initial conversion price of approximately $99.29 per share). The conversion rate is subject to adjustment upon the occurrence of certain events specified in the 2026 Indenture, but will not be adjusted for accrued and unpaid interest. In addition, upon the occurrence of a make-whole fundamental change or our issuance of a notice of redemption, we will, in certain circumstances, increase the conversion rate by a number of additional shares set forth in the 2026 Indenture or a holder that elects to convert the 2026 Notes in connection with such make-whole fundamental change or notice of redemption.

Prior to the close of business on the business day immediately preceding September 15, 2026, holders of the 2026 Notes may convert their 2026 Notes only under the following circumstances:

- during any fiscal quarter (and only during such fiscal quarter), if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price of the 2026 Notes, or $129.08 on each applicable trading day;

- during the five business day period after any five consecutive trading day period (the "2026 measurement period") in which the trading price per $1,000 principal amount of the 2026 Notes for each trading day of the 2026 measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate for the 2026 Notes on each such trading day;

- if we call any or all of the 2026 Notes for redemption, at any time prior to the close of business on the second business day immediately preceding the relevant redemption date; or

- upon the occurrence of specified corporate events as specified in the 2026 Indenture.

On or after September 15, 2026 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert the 2026 Notes at any time. Upon conversion, we may satisfy our conversion obligation in cash, shares of common stock or a combination of cash and shares of common stock, at our election.

We may redeem for cash, for all or any portion of the 2026 Notes, at our option, on or after December 20, 2023, if the last reported sale price of its common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading-day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide a notice of redemption at a redemption price equal to 100% of the principal amount of the 2026 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the 2026 Notes. Upon the occurrence of a fundamental change (as defined in the 2026 Indenture), holders may require us to repurchase all or a portion of the 2026 Notes for cash at a price equal to 100% of the principal amount of the 2026 Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

We initially bifurcated the principal amount of the 2026 Notes into liability and equity components. The liability component of the 2026 Notes was valued at $734.8 million based on the contractual cash flows discounted at an appropriate comparable market non-convertible debt borrowing rate at the date of issuance of 5.8% with the equity component representing the residual amount of the proceeds of $315.2 million, which was recorded as a debt discount. Upon adoption of ASU 2020-06 in the first quarter of fiscal 2023, our 2026 Notes were accounted for as a single liability measured at amortized cost. The entire 2026 Notes are recorded as convertible notes, non-current in our consolidated balance sheets as of June 29, 2024 and July 1, 2023, measured at amortized cost.

2024 Notes

In March 2017, we issued $450.0 million in aggregate principal amount of the 2024 Notes in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The 2024 Notes were governed by an indenture between the Company, and U.S. Bank Trust Company National Association (as successor in interest to U.S. Bank National Association), as trustee (the "2024 Indenture"). The 2024 Notes were unsecured and did not contain any financial covenants, restrictions on dividends, incurrence of senior debt or other indebtedness, or the issuance or repurchase of securities by us.

The 2024 Notes bore interest at a rate of 0.25% per year. Interest on the 2024 Notes was payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2017. The 2024 Notes matured on March 15, 2024.

The initial conversion rate of the 2024 Notes was 16.4965 shares of common stock per $1,000 principal amount of 2024 Notes, which was equivalent to an initial conversion price of approximately $60.62 per share. The conversion rate was subject to adjustment upon the occurrence of certain specified events, but was not subject to adjustment for accrued and unpaid interest. In addition, upon the occurrence of a make-whole fundamental change (as defined in the 2024 Indenture) or our issuance of a notice of redemption, we were required to, in certain circumstances, increase the conversion rate by a number of additional shares for a holder that elected to convert the 2024 Notes in connection with such make-whole fundamental change or notice of redemption.

Prior to the close of business on the business day immediately preceding December 15, 2023, each holder of the 2024 Notes was able to convert their 2024 Notes only under the following circumstances:

- during any fiscal quarter (and only during such fiscal quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price, or $78.80 on each applicable trading day;

- during the five consecutive business day period after any five consecutive trading day period (the "2024 measurement period") in which the trading price per $1,000 principal amount of 2024 Notes for each trading day of such 2024 measurement period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on each such trading day;

- upon the occurrence of specified corporate events as specified in the 2024 Indenture.

On or after December 15, 2023 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders could convert their 2024 Notes at any time. In addition, upon the occurrence of a make-whole fundamental change (as defined in the 2024 Indenture), we were required to, in certain circumstances, increase the conversion rate by a number of additional shares set forth in the 2024 Indenture for a holder that elected to convert 2024 Notes in connection with such make-whole fundamental change.

We could not redeem the 2024 Notes prior to their maturity date and no sinking fund was provided for the 2024 Notes. Upon the occurrence of a fundamental change, holders could require us to repurchase all or a portion of their 2024 Notes for cash at a price equal to 100% of the principal amount of the 2024 Notes to be repurchased, plus any accrued and unpaid interest.

We considered the features embedded in the 2024 Notes other than the conversion feature, including the holders' put feature, our call feature, and the make-whole feature, and concluded that they were not required to be bifurcated and accounted for separately from the host debt instrument.

Prior to the Tax Matters Agreement settlement condition ("TMA settlement condition"), because we could only settle the 2024 Notes in cash, we determined that the conversion feature met the definition of a derivative liability. We separated the derivative liability from the host debt instrument based on the fair value of the derivative liability. As of the issuance date, March 8, 2017, the derivative liability fair value of $129.9 million was calculated using the binomial valuation approach. The residual principal amount of the 2024 Notes of $320.1 million before issuance costs was allocated to the debt component. We incurred approximately $7.7 million in transaction costs in connection with the issuance of the 2024 Notes. These costs were allocated to the debt component and recognized as a debt discount. We amortize the debt discount, including both the initial value of the derivative liability and the transaction costs, over the term of the 2024 Notes using the effective interest method. The effective interest rate of the 2024 Notes was 5.4% per year.

During fiscal 2017, we satisfied the TMA settlement condition. As such, the value of the conversion option was no longer marked-to-market and was reclassified to additional paid-in capital within stockholders' equity on our consolidated balance sheet. The value of the conversion option at the time of issuance was treated as an original issue discount for purposes of accounting for the debt component of the 2024 Notes. The debt component accreted up to the principal amount over the expected term of the debt. The adoption of ASU 2020-06 did not change the presentation of the 2024 Notes, as the conversion feature associated with the 2024 Notes continues to be classified within stockholders' equity.

Concurrent with the issuance of the 2029 Notes, we used $132.8 million of the net proceeds to repurchase $125.0 million aggregate principal amount of the 2024 Notes, which we accounted for as an extinguishment of liability. $13.5 million of the $132.8 million repurchase price was allocated to the conversion feature of the repurchased 2024 Notes, representing the fair value of the conversion feature at the date of the repurchase, and was recognized as a reduction of the stockholders' equity. Refer to consolidated statements of stockholders' equity. We recognized an extinguishment gain of $1.0 million related to the repurchase, which was recorded under other income, net on our consolidated statements of operations for the year ended July 1, 2023. Additionally, since issuing the 2024 Notes, we have converted a total of approximately $1.9 million of principal amount of the 2024 Notes, with less than $0.1 million of principal amount converted during the twelve months ended June 29, 2024.

On March 15, 2024, the 2024 Notes maturity date, we fully repaid the remaining principal amount of $323.1 million. The conversion feature previously classified within stockholder's equity was fully amortized as of the maturity date.

Convertible Notes - Additional Disclosures

Our convertible notes consisted of the following components as of the periods presented (*in millions*):

June 29, 2024	2026 Notes [1]	2028 Notes [2]	2029 Notes [3]	Total
Principal	$ 1,050.0	$ 861.0	$ 603.7	$ 2,514.7
Unamortized debt discount and debt issuance costs	(2.8)	(4.4)	(4.3)	(11.5)
Net carrying amount of the liability component	$ 1,047.2	$ 856.6	$ 599.4	$ 2,503.2

July 1, 2023	2024 Notes	2026 Notes [1]	2028 Notes [2]	2029 Notes [3]	Total
Principal	$ 323.1	$ 1,050.0	$ 861.0	$ 603.7	$ 2,837.8
Unamortized debt discount and debt issuance costs	(11.5)	(4.1)	(5.5)	(5.1)	(26.2)
Net carrying amount of the liability component	$ 311.6	$ 1,045.9	$ 855.5	$ 598.6	$ 2,811.6

[1] If the closing price of our stock exceeds $129.08 (or 130% of the conversion price of $99.29 for 20 of the last 30 trading days of any future quarter, the 2026 Notes would also become convertible at the option of the holders during the subsequent fiscal quarter and the debt would be reclassified to current liabilities in our consolidated balance sheets.

[2] If the closing price of our stock exceeds $170.34 (or 130% of the conversion price of $131.03) for 20 of the last 30 trading days of any future quarter, the 2028 Notes would become convertible at the option of the holders during the subsequent fiscal quarter and the debt would be reclassified to current liabilities in our consolidated balance sheets.

[3] If the closing price of our stock exceeds $90.40 (or 130% of the conversion price of $69.54) for 20 of the last 30 trading days of any future quarter, the 2029 Notes would become convertible at the option of the holders during the subsequent fiscal quarter and the debt would be reclassified to current liabilities in our consolidated balance sheets.

The following table sets forth interest expense information related to our convertible notes for the periods presented (*in millions*):

	June 29, 2024	July 1, 2023	July 2, 2022
Contractual interest expense	$ 19.2	$ 11.2	$ 7.8
Amortization of the debt discount and debt issuance costs	14.6	24.3	72.4
Total interest expense	$ 33.8	$ 35.5	$ 80.2

The future interest and principal payments related to our convertible notes are as follows as of June 29, 2024 (*in millions*):

Fiscal Years	2026 Notes	2028 Notes	2029 Notes	Total
2025	$ 5.3	$ 4.3	$ 9.1	$ 18.7
2026	5.3	4.3	9.1	18.7
2027	1,052.5	4.3	9.1	1,065.9
2028	—	865.3	9.1	874.4
2029	—	—	617.1	617.1
Total payments	$ 1,063.1	$ 878.2	$ 653.5	$ 2,594.8

The principal balances of our convertible notes are reflected in the payment periods in the table above based on their respective contractual maturities.

<u>Mitsubishi Bank Loans</u>

In connection with our acquisition of NeoPhotonics, we assumed several loan agreements with MUFG Bank, Ltd. (the "Mitsubishi Bank Loans") for an aggregate fair value of approximately $5.9 million, which was fully paid in fiscal 2023.

Note 11. Accumulated Other Comprehensive Income

Our accumulated other comprehensive income (loss) consists of the accumulated net unrealized gains or losses on foreign currency translation adjustments, defined benefit obligations, and available-for-sale securities.

The changes in accumulated other comprehensive income (loss), net of tax, were as follows for the periods as presented (*in millions*):

	Foreign currency translation adjustments, net of tax [1]	Defined benefit obligations, net of tax [2]	Unrealized gain (loss) on available-for-sale securities, net of tax [3]	Total
Ending balance as of July 3, 2021	$ 9.7	$ (1.4)	$ (0.1)	$ 8.2
Other comprehensive income (loss)	—	2.4	(10.2)	(7.8)
Ending balance as of July 2, 2022	$ 9.7	$ 1.0	$ (10.3)	$ 0.4
Other comprehensive income (loss)	0.7	(1.4)	4.4	3.7
Ending balance as of July 1, 2023	$ 10.4	$ (0.4)	$ (5.9)	$ 4.1
Other comprehensive income (loss)	(0.6)	1.1	4.7	5.2
Ending balance as of June 29, 2024	$ 9.8	$ 0.7	$ (1.2)	$ 9.3

[1] In fiscal 2019, as a result of significant changes in economic facts and circumstances, primarily due to the acquisition of Oclaro, we established the functional currency for our worldwide operations as the U.S. dollar. Translation adjustments reported prior to December 10, 2018 remain as a component of accumulated other comprehensive income in our consolidated balance sheets, until all or a part of the investment in the subsidiaries is sold or liquidated. In fiscal 2023, we acquired IPG telecom transmission product lines. The functional currency of the Brazilian entities acquired as part of this acquisition is the local currency.

[2] We evaluate the assumptions over the fair value of our defined benefit obligations annually and make changes as necessary. During fiscal 2024, 2023 and 2022, our income (loss) on defined benefit obligations is presented net of tax of $0.4 million, nil, and $1.5 million, respectively.

[3] In fiscal 2024, 2023 and 2022, our unrealized gain (loss) on available-for-sale securities is presented net of tax of $1.7 million, $0.8 million and $2.8 million, respectively.

Note 12. Restructuring and Related Charges

We have initiated various strategic restructuring actions primarily to reduce costs, consolidate our operations, rationalize the manufacturing of our products and align our business in response to market conditions and as a result of our acquisitions.

The following table summarizes the activities of restructuring and related charges during the periods presented (*in millions*):

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
Balance as of beginning of period	$ 5.0	$ —	$ 5.7
Charges (reversals), net	72.6	28.1	(1.1)
Payments	(66.5)	(23.1)	(4.6)
Balance as of end of period	$ 11.1	$ 5.0	$ —

During the year ended June 29, 2024, we recorded restructuring and related charges of $72.6 million. We discontinued our in-house development of coherent DSPs and RFICs. As a result, we recorded $35.8 million of restructuring and related charges during the fiscal fourth quarter of 2024, which includes $29.1 million write-off of IPR&D assets, as well as $6.7 million of contract exit costs and asset write-offs. The remaining $36.8 million of restructuring and related charges are primarily due to company-wide cost reduction initiatives, as well as our integration efforts to consolidate our manufacturing sites. We have shut down our factories in China which were acquired as part of the NeoPhotonics acquisition and are ramping up production of most of the related products at our Thailand facility. We are also executing our plans to consolidate our wafer fabrication facilities in Japan.

During the year ended July 1, 2023, we recorded restructuring and related charges of $28.1 million in our consolidated statements of operations, which was primarily attributable to company-wide integration efforts as a result of the NeoPhotonics acquisition, our cost reduction initiatives, as well as severance and employee-related benefits associated with NeoPhotonics' executive severance and retention agreements. These agreements provide for payments and benefits upon an involuntary termination of employment under certain circumstances.

During the year ended July 2, 2022, we recorded a net reversal to our restructuring and related charges of $1.1 million in our consolidated statements of operations, which was primarily attributable to lower than anticipated employee severance charges due to retaining and re-assigning certain employees.

Any changes in the estimates of executing our restructuring activities will be reflected in our future results of operations.

Note 13. Income Taxes

Our income before income taxes consisted of the following (*in millions*):

| | Years Ended | | |
	June 29, 2024	July 1, 2023	July 2, 2022
Domestic	$ (219.6)	$ (44.3)	$ 77.5
Foreign	(186.1)	(58.1)	157.6
Income before income taxes	$ (405.7)	$ (102.4)	$ 235.1

Our income tax provision consisted of the following (*in millions*):

| | Years Ended | | |
	June 29, 2024	July 1, 2023	July 2, 2022
Federal:			
Current	$ (10.6)	$ 12.9	$ 13.7
Deferred	124.0	(22.5)	1.0
	113.4	(9.6)	14.7
State:			
Current	1.3	0.9	(0.1)
Deferred	(8.0)	(0.5)	0.3
	(6.7)	0.4	0.2
Foreign:			
Current	52.1	55.3	46.8
Deferred	(18.0)	(16.9)	(25.5)
	34.1	38.4	21.3
Total income tax provision	$ 140.8	$ 29.2	$ 36.2

The provision for income taxes differs from the amount computed by applying the U.S. Federal statutory income tax rate to our income before provision for income taxes as follows *(in millions)*:

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
Income tax provision computed at federal statutory rate	$ (85.2)	$ (21.5)	$ 49.4
Foreign rate differential	58.9	33.6	(50.4)
Change in valuation allowance	150.1	(4.8)	10.5
Tax credits	(1.8)	(46.5)	(23.1)
Stock-based compensation	17.8	19.1	9.6
Permanent items	(3.2)	2.9	0.6
Transaction costs	1.3	2.4	—
Subpart F and GILTI	0.2	44.2	28.2
Unrecognized tax benefits	11.7	8.6	4.1
Change in Tax Rates	(9.9)	—	(1.2)
BEAT	—	(8.0)	8.0
Other	0.9	(0.8)	0.5
Total income tax provision	$ 140.8	$ 29.2	$ 36.2
Effective tax rate	(34.71)%	(28.52)%	15.40 %

Our provision for income taxes for fiscal 2024 differs from the 21% U.S. statutory rate primarily due to the income tax expense associated with the recognition of a valuation allowance on our U.S. federal and state deferred tax assets, earnings of our foreign subsidiaries being taxed at rates that differ from the U.S. statutory rate and non-deductible stock-based compensation. Additionally, our provision for income taxes includes changes in unrecognized tax benefits, partially offset by the income tax benefit from a change in the applicable statutory income tax rate in certain jurisdictions.

Our provision for income taxes for fiscal 2023 differs from the 21% U.S. statutory rate primarily due to the income tax expense from foreign income inclusions in the U.S., earnings of our foreign subsidiaries being taxed at rates that differ from the U.S. statutory rate and non-deductible stock-based compensation. Additionally, our provision for income taxes includes income tax benefits from various tax credits and change in valuation allowance as it is more-likely-than-not that certain deferred tax assets will be realizable in the future. During fiscal 2023, we also effectuated certain tax planning actions which reduced the amount of BEAT for fiscal 2022.

Our provision for income taxes for fiscal 2022 differs from the 21% U.S. statutory rate primarily due to the income tax benefit from earnings of our foreign subsidiaries being taxed at rates that differ from the U.S. statutory rate, offset by the tax expense from foreign income inclusions in U.S. Additionally, our provision for income taxes includes income tax benefits from various tax credits offset by an income tax expense from non-deductible stock-based compensation as well as change in valuation allowance as it is not more-likely-than-not that certain deferred tax assets will be realizable in the future.

The components of our net deferred taxes consisted of the following (*in millions*):

	Years Ended	
	June 29, 2024	July 1, 2023
Gross deferred tax assets:		
Intangibles	$ 27.0	$ 11.5
Tax credit carryforwards	109.3	84.3
Net operating loss carryforwards	226.0	218.6
Inventories	11.1	7.9
Accruals and reserves	14.1	11.5
Fixed assets	26.2	18.4
Capital loss carryforwards	11.2	13.9
Capitalized and unclaimed R&D expenditure	77.0	67.2
Stock-based compensation	5.9	8.3
Lease liabilities	13.4	13.8
Other	1.0	2.6
Gross deferred tax assets	522.2	458.0
Valuation allowance	(490.4)	(303.4)
Deferred tax assets	31.8	154.6
Gross deferred tax liabilities:		
Intangible amortization	(59.1)	(21.1)
Convertible notes	(0.1)	(3.4)
Right-of-use assets	(15.0)	(16.1)
Inventories	(2.2)	
Other	(0.4)	(1.4)
Deferred tax liabilities	(76.8)	(42.0)
Total net deferred tax assets	$ (45.0)	$ 112.6

We regularly assess our ability to realize our deferred tax assets on a quarterly basis and will establish a valuation allowance if it is more-likely-than-not that some portion of the deferred tax assets will not be realized. We weigh all available positive and negative evidence, including our earnings history and results of recent operations, reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies. In fiscal 2024, after considering both positive and negative evidence, we determined that there is sufficient objectively verifiable negative evidence to conclude that it is not more-likely-than-not that our U.S. federal and states deferred tax assets are realizable in the future. As a result, we established a valuation allowance against such deferred tax assets resulting in an income tax expense of $150.1 million. We continue to maintain our valuation allowance on Canada and UK deferred tax assets, and a partial valuation allowance on our Slovenia deferred tax asset. The total valuation allowance against our deferred tax assets increased by $187.0 million in fiscal 2024. We will continue to assess the need for a valuation allowance against our remaining deferred tax assets and may increase or decrease our valuation allowance materially in the future. Based on the information currently available, we do not believe that a significant portion of our valuation allowance for the U.S., California, Canada, and UK will be released in the next 12 months. Such a release would result in the recognition of certain deferred tax assets and a decrease in the income tax expense for the period in which the release is recorded.

As of June 29, 2024, the Company had federal and foreign net operating loss carryforwards of $336.4 million and $614.4 million, respectively. These carryforwards will begin to expire in the fiscal year ending 2025. The federal and foreign tax attributes carried forward are subject to various rules which impose limitations on the utilization. Additionally, the Company has federal, state, and foreign research and other tax credit carryforwards of $35.2 million, $84.9 million, and $36.9 million, respectively. The federal credits will begin to expire in the fiscal year ending 2025 and California credits can be carried forward indefinitely. The foreign tax credits will begin to expire in the fiscal year ending 2025. The Company's U.S. federal and state net operating loss and credit carryforwards are subject to annual limitations due to ownership change provisions of Section 382 of the Internal Revenue Code and similar state provisions.

We have certain tax incentives with respect to our operations in China. These tax incentives require compliance with certain conditions and expire at various dates through calendar year 2025. The impact of these tax incentives was an increase in net income of approximately $3.1 million, or $0.05 per share in fiscal 2024, $0.6 million, or $0.01 per share in fiscal 2023, and $0.3 million or $0.00 per share in fiscal year 2022. The Company has also obtained a tax holiday related to certain business activities in Thailand, but to date, has not met the requirements to obtain the benefits of the tax holiday. Accordingly, the earned income is subject to regular Thailand statutory rates.

Current U.S. tax law generally provides greater flexibility for us to access and utilize our cash held by certain of our foreign subsidiaries and we intend to repatriate all or some of the earnings of our subsidiaries in the Cayman Islands, Japan, and Hong Kong. As to all other foreign subsidiaries, we intend to reinvest these earnings indefinitely in our foreign subsidiaries. As a result, U.S. income and foreign withholding taxes associated with the repatriation of $40.8 million of earnings from our foreign subsidiaries, other than the Cayman Islands, Japan, and Hong Kong subsidiaries, have not been provided for. We estimate that an additional $3.0 million of foreign withholding taxes would have to be provided if these earnings were repatriated back to the U.S. and such withholding taxes may be available as foreign tax credit or deduction to reduce U.S. tax liability.

The aggregate changes in the balance of our unrecognized tax benefits between July 1, 2023 and June 29, 2024 are as follows *(in millions)*:

Balance as of July 3, 2021	$	62.1
Increases based on tax positions related to prior year		5.2
Decreases based on tax positions related to prior year		(2.1)
Decreases related to Statute of Limitations		(9.8)
Additions based on tax positions related to current year		6.5
Decreases related to audit settlements		(0.2)
Balance as of July 2, 2022	$	61.7
Increases based on tax positions related to prior year		2.8
Decreases based on tax positions related to prior year		(5.5)
Decreases related to Statute of Limitations		(0.1)
Additions based on tax positions related to current year		7.7
Increases due to acquisition		47.3
Balance as of July 1, 2023	$	113.9
Increases based on tax positions related to prior year		19.6
Decreases based on tax positions related to prior year		(9.4)
Decreases related to Statute of Limitations		(24.8)
Additions based on tax positions related to current year		7.3
Increases due to acquisition		9.1
Balance as of June 29, 2024	$	115.7

As of June 29, 2024, we had $83.0 million of unrecognized tax benefits, which, if recognized, would affect the effective tax rate. We are subject to examination of income tax returns by various domestic and foreign tax authorities. The timing of resolutions and closures of tax audits is highly unpredictable. Although it is possible that certain tax audits may be concluded within the next 12 months, we cannot reasonably estimate the impact to tax expense and net income from tax exams that could be resolved or closed within next 12 months. However, we believe that we have adequately provided under GAAP for potential audit outcomes. Subject to audit timing and uncertainty, we expect the amount of unrecognized tax benefit that would become recognized due to expiration of the statute of limitations and affect the effective tax rate to be $3.7 million over the next 12 months.

Our policy is to recognize accrued interest and penalties related to unrecognized tax benefits within the income tax provision. The amount of interest and penalties accrued as of June 29, 2024 and July 1, 2023 were $21.0 million and $15.2 million, respectively.

The major tax jurisdictions where we file tax returns are the U.S. federal government, the state of California, Japan, the United Kingdom, Thailand, China and Canada. As of June 29, 2024, our fiscal 2012 to 2023 tax returns are open to potential

examination in one or more jurisdictions. In addition, certain net operating loss and credit carryforwards may extend the ability of the tax authorities to examine our tax returns beyond the regular limits.

Note 14. Equity

Description of Lumentum Stock-Based Benefit Plans

Equity Incentive Plan

On November 17, 2023, our stockholders approved amendments to the Amended and Restated 2015 Equity Incentive Plan (the "2015 Plan") to increase the number of shares of common stock reserved for issuance by an additional 3.0 million shares.

As of June 29, 2024, we had 4.7 million shares subject to stock options, restricted stock units, restricted stock awards, and performance stock units issued and outstanding under the 2015 Plan. Restricted stock units, restricted stock awards, and performance stock units are performance-based, time-based or a combination of both and are expected to vest within four years. The fair value of these grants is based on the closing market price of our common stock on the date of grant. The exercise price for stock options is equal to the fair value of the underlying stock at the date of grant. We issue new shares of common stock upon exercise of stock options. Options generally have a vesting period of three years. As of June 29, 2024, 4.3 million shares of common stock under the 2015 Plan were available for grant.

On November 28, 2023 we adopted and assumed the Cloud Light Share Option Scheme (the "Cloud Light Scheme") in connection with the Cloud Light acquisition and we have reserved a total of 1.5 million shares of common stock for issuance thereunder, of which stock options covering 1.1 million shares were granted at the Cloud Light Closing date.

Stock Options

In connection with the acquisition of Cloud Light, each of Cloud Light's outstanding options was exchanged for a combination of cash and options to acquire Lumentum common stock having equivalent value (the "replacement options") using an exchange ratio of 0.04375 according to the terms in the Merger Agreement. At the Cloud Light Closing date, the replacement options covered 1.1 million shares with a weighted average grant date fair value of $34.63. These replacement options have a total fair value of $38.9 million as of the Closing date, of which $23.5 million attributable to pre-acquisition service was recorded as part of the purchase price consideration and the remaining $15.4 million is recorded as post-acquisition stock-based compensation expense over the vesting period of three years from the Cloud Light Closing date. Refer to "Note 4. Business Combination."

We estimate the fair value of the replacement options on the date of grant using the Black-Scholes option-pricing model. The assumptions used to estimate the fair value of the replacement options are as follows:

	At the Acquisition Date
Expected terms (years)	3.0
Expected volatility	45.0 %
Risk-free interest rate	5.0 %
Dividend yield	— %

Restricted Stock Units

Restricted stock units ("RSUs") under the 2015 Plan are grants of shares of our common stock, the vesting of which is based on the requisite service requirement. Generally, our RSUs are subject to forfeiture and are expected to vest within four years. For annual refresh grants, RSUs generally vest ratably on an annual, or combination of annual and quarterly, basis over three years.

During fiscal 2024, our board of directors approved grants of 2.0 million shares which primarily vest over three years.

In connection with the NeoPhotonics acquisition, we issued awards to certain NeoPhotonics employees, consisting of restricted stock units in exchange for their NeoPhotonics equity awards. The terms of these replacement awards are substantially similar to the original NeoPhotonics equity awards. The replacement awards consisted of 0.4 million restricted stock units with a grant date fair value of $93.4 per share, which represents our closing stock price on August 3, 2022, the acquisition closing date. The total fair value of these replacement awards is $40.2 million, $3.5 million of which is attributable to employee services rendered through the acquisition closing date and was recognized as a component of the purchase consideration. The remaining $36.7 million of the replacement awards is recorded as stock-based compensation over the remaining vesting period.

Performance Stock Units

Performance stock units ("PSUs") under the 2015 Plan are grants of shares of our common stock that vest upon the achievement of certain performance and service conditions. We begin recognizing compensation expense when we conclude that it is probable that the performance conditions will be achieved. We reassess the probability of vesting at each reporting period and adjust our compensation cost based on this probability assessment. Our PSUs are subject to risk of forfeiture until performance and service conditions are satisfied and generally vest within three years.

During fiscal 2024, our board of directors approved a grant of 0.3 million PSUs with an aggregate grant date fair value of $16.1 million to executive and non-executive employees as part of our revised Annual Incentive Plan. These PSUs are subject to performance targets and service conditions, with a vesting period of one year. The board of directors also approved a grant of 0.4 million PSUs with an aggregate grant date fair value of $20.8 million to certain executive officers and senior management. These PSUs will vest subject to the achievement of revenue targets and certain non-financial performance measurements, as well as service conditions, over three years.

Employee Stock Purchase Plan

The 2015 Purchase Plan provides eligible employees with the opportunity to acquire an ownership interest in the Company through periodic payroll deductions and provides a 15% purchase price discount as well as a 6-month look-back period. The 2015 Purchase Plan is structured as a qualified employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended. The 2015 Purchase Plan will terminate upon the date on which all shares available for issuance have been sold. Of the 3.0 million shares authorized under the 2015 Purchase Plan, 0.7 million shares remained available for issuance as of June 29, 2024.

Stock-Based Compensation

The impact on our results of operations of recording stock-based compensation by function during the periods presented was as follows *(in millions)*:

	Years Ended					
	June 29, 2024		**July 1, 2023**		**July 2, 2022**	
Cost of sales	$	31.7	$	30.1	$	20.8
Research and development		38.1		41.4		22.1
Selling, general and administrative		59.0		76.9		60.2
Total stock-based compensation	$	128.8	$	148.4	$	103.1

Stock-based compensation for fiscal 2024, 2023 and 2022 includes $6.6 million, $16.0 million and $16.8 million, respectively, of expenses related to PSUs. The amount of stock-based compensation expense recognized in any one period related to PSUs can vary based on the achievement or anticipated achievement of the performance conditions. If the performance conditions are not met or not expected to be met, no compensation expense would be recognized on the underlying PSUs, and any previously recognized compensation expense related to those PSUs would be reversed.

Total income tax benefit associated with stock-based compensation recognized in our consolidated statements of operations during the years presented was as follows *(in millions)*:

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
Income tax benefit associated with stock-based compensation	$ 7.5	$ 10.4	$ 12.5

Approximately $14.4 million and $14.2 million of stock-based compensation was capitalized to inventory as of June 29, 2024 and July 1, 2023, respectively.

As of June 29, 2024, $118.8 million of stock-based compensation cost related to RSU awards granted to our employees remains to be amortized. This expense is expected to be recognized over an estimated amortization period of 1.8 years.

Stock Award Activity

The following table summarizes our awards activity in fiscal 2024, 2023 and 2022 *(in millions, except per share amounts)*:

	Stock Options		Restricted Stock Units		Performance Stock Units	
	Number of Shares	Weighted-Average Exercise Price per Share	Number of Shares	Weighted-Average Grant Date Fair Value per Share	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Balance as of July 3, 2021	—	$ —	1.8	$ 76.0	0.3	$ 75.7
Granted	—	—	1.5	87.8	0.2	85.7
Vested/Exercised	—	—	(1.1)	73.4	(0.2)	76.1
Canceled	—	—	(0.2)	79.9	—	58.7
Balance as of July 2, 2022	—	$ —	2.0	$ 85.9	0.3	$ 81.9
Replacement Awards Issued	—	—	0.4	93.4	—	n/a
Granted	—	—	1.8	85.1	0.6	87.9
Vested/Exercised	—	—	(1.3)	85.8	(0.2)	73.2
Canceled	—	—	(0.3)	87.7	(0.1)	89.2
Balance as of July 1, 2023	—	$ —	2.6	$ 85.0	0.6	$ 89.1
Replacement options in connection with Cloud Light acquisition	1.1	$ 34.6	—	—	—	—
Granted	—	—	2.0	52.2	0.7	52.8
Vested/Exercised [(1)]	—	8.2	(1.3)	85.7	(0.1)	87.7
Canceled	—	—	(0.6)	68.7	(0.3)	78.7
Balance as of June 29, 2024	1.1	$ 34.6	2.7	$ 62.5	0.9	$ 65.5

[1] Vested/exercised number of shares related to stock options is less than 0.1 million.

A summary of awards available for grant for fiscal 2024, 2023 and 2022 is as follows *(in millions)*:

	Awards Available for Grant
Balance as of July 3, 2021	2.3
Authorized	3.0
Granted	(1.7)
Canceled	0.2
Balance as of July 2, 2022	3.8
Assumed in connection with NeoPhotonics acquisition	0.4
Replacement Awards	(0.4)
Authorized	0.9
Granted	(2.4)
Canceled	0.4
Balance as of July 1, 2023	2.7
Authorized in connection with Cloud Light acquisition	1.5
Replacement options in connection with Cloud Light acquisition	(1.1)
Authorized	3.0
Granted	(2.7)
Canceled	0.9
Balance as of June 29, 2024	4.3

Employee Stock Purchase Plan Activity

The 2015 Purchase Plan expense for fiscal 2024, 2023 and 2022 was $4.7 million, $5.0 million, and $4.6 million, respectively. The expense related to the 2015 Purchase Plan is recorded on a straight-line basis over the relevant subscription period. There were 0.4 million, 0.3 million, and 0.2 million shares issued to employees through the 2015 Purchase Plan during fiscal 2024, 2023 and 2022, respectively.

We estimate the fair value of the 2015 Purchase Plan shares on the date of grant using the Black-Scholes option-pricing model. The assumptions used to estimate the fair value of the 2015 Purchase Plan shares during the periods presented were as follows:

	June 29, 2024	July 1, 2023
Expected term (years)	0.5	0.5
Expected volatility	51.9 %	39.7 %
Risk-free interest rate	5.28 %	4.85 %
Dividend yield	— %	— %

Repurchase and Retirement of Common Stock

Repurchase Made in Connection with Convertible Note Offering

In fiscal 2023, concurrent with the issuance of the 2029 Notes, we repurchased 2.3 million shares of our common stock in privately negotiated transactions at an average price of $53.49 per share for an aggregate purchase price of $125.0 million. We recorded the aggregate purchase price as a reduction of retained earnings within our consolidated balance sheet. These shares were retired immediately.

In fiscal 2022, concurrent with the issuance of the 2028 Notes, we repurchased 2.0 million shares of our common stock in privately negotiated transactions at an average price of $99.0 per share for an aggregate purchase price of approximately $200.0 million. We recorded the aggregate purchase price as a reduction of retained earnings within our consolidated balance sheet and retired these shares immediately.

Share Buyback Program

On May 7, 2021, our board of directors approved the 2021 share buyback program, which authorizes us to use up to $700.0 million to purchase our own shares of common stock. On March 3, 2022, our board of directors approved an increase in our share buyback program, which authorizes us to use up to an aggregate amount of $1.0 billion (an increase from $700.0 million) to purchase our own shares of common stock through May 2024. On April 5, 2023, our board of directors approved a further increase in our share buyback program to authorize us to use up to an aggregate amount of $1.2 billion (an increase from $1.0 billion) to purchase our own shares of common stock through May 2025.

During fiscal 2024, we did not repurchase any shares of our common stock as part of the share buyback program. During fiscal 2023, we repurchased 0.7 million shares of our common stock as part of the share buyback program at an average price of $65.03 per share for an aggregate purchase price of $40.5 million. Since the approval of the share buyback program by the board of directors, we have repurchased 7.7 million shares in aggregate at an average price of $81.66 per share for a total purchase price of $630.4 million. We recorded the $630.4 million of aggregate purchase price as a reduction of retained earnings within our consolidated balance sheets and immediately retired all repurchased shares. As of June 29, 2024, we have $569.6 million remaining under the share buyback program.

The price, timing, amount, and method of future repurchases will be determined based on the evaluation of market conditions and other factors, at prices determined to be in the best interests of the Company and our stockholders. The stock buyback program may be suspended or terminated at any time.

Note 15. Employee Retirement Plans

Defined Contribution Plans

In the United States, the Company sponsors the Lumentum 401(k) Retirement Plan (the "401(k) Plan"), a defined contribution plan under the Employee Retirement Income Security Act of 1974 ("ERISA"), which provides retirement benefits for its eligible employees through tax deferred salary deductions. The 401(k) Plan allows employees to contribute up to 50% of their annual compensation, with contributions limited to $23,000 (or $30,500 for employees over 50 years of age) in calendar year 2024 as set by the Internal Revenue Service. Employees are eligible for matching contributions after completing 180 days of service. The Company's match is contributed on a per-pay-period basis and is based on employees' before-tax contributions and compensation each pay period. All matching contributions are made in cash and vest immediately under the 401(k) Plan. In fiscal 2024, 2023 and 2022, our contribution expense to the 401(k) Plan was $3.8 million, $3.8 million, and $3.7 million, respectively.

We also have defined contribution plans in most of the other countries in which we operate, either as required by statutory law or as provided by the Company's supplemental offering. Our contribution expense to all defined contribution plans outside the United States were $7.4 million, $8.1 million, and $7.7 million for fiscal 2024, 2023 and 2022, respectively.

Defined Benefit Plans

The Company sponsors defined benefit pension plans covering employees in Japan, Switzerland and Thailand. Pension plan benefits are based primarily on participants' compensation and years of service credited as specified under the terms of each country's plan. Employees are entitled to a lump sum benefit upon retirement or upon certain instances of termination. The funding policy is consistent with the local requirements of each country.

We account for our defined benefit obligations in accordance with the authoritative guidance which requires us to record our obligation to the participants, as well as the corresponding net periodic cost. We determine our obligation to the participants and our net periodic cost using actuarial valuations provided by third-party actuaries. As of June 29, 2024, our projected benefit obligations, net, in Japan, Switzerland and Thailand were $3.6 million, $2.4 million and $3.6 million, respectively. They were recorded in our consolidated balance sheets as accrued payroll and related expenses for the short-term portion while other non-current liabilities for the long-term portion, and represent the total projected benefit obligation ("PBO") less the fair value of plan assets.

As of June 29, 2024, the defined benefit plans in Switzerland were partially funded, while the defined benefit plans in Japan and Thailand were unfunded.

The change in the benefit obligations of pension plans in Japan, Switzerland, and Thailand, and the change in plan assets in Switzerland were as follows *(in millions)*:

	June 29, 2024		July 1, 2023	
Change in projected benefit obligation:				
Benefit obligation at beginning of year	$	24.8	$	17.5
Assumed pension liability in Japan in connection with NeoPhotonics acquisition		—		2.2
Service cost		1.9		1.7
Interest cost		0.4		0.3
Plan participants' contributions		1.1		0.8
Actuarial losses [1]		0.4		0.6
Net benefits payment		(3.3)		1.0
Plan amendments		(0.1)		(0.1)
Foreign exchange impact		(0.7)		0.8
Benefit obligation at end of year	$	24.5	$	24.8
Change in plan assets:				
Fair value of plan assets at beginning of year	$	13.4	$	9.8
Actual return on plan assets		0.8		(0.5)
Employer contribution		3.1		1.5
Plan participants' contribution		1.1		0.8
Net benefits payment		(3.3)		1.0
Foreign exchange impact		(0.2)		0.8
Fair value of plan assets at end of year	$	14.9	$	13.4
Funded status [2]	$	(9.6)	$	(11.4)
Changes in benefit obligations and plan assets recognized in other comprehensive income:				
Prior service cost	$	—	$	—
Amortization of accumulated net actuarial loss		—		—
Settlement loss		(0.1)		—
Net actuarial loss (gain)		(0.1)		1.4
	$	(0.2)	$	1.4
Accumulated benefit obligation	$	19.6	$	20.0

[1] Actuarial losses are primarily driven by changes in discount rates.

[2] The current portion of the projected benefit obligation is $1.0 million and $1.2 million, respectively, as of June 29, 2024 and July 1, 2023, which was recorded under accrued payroll and related expenses in the consolidated balance sheets. The non-current portion of the projected benefit obligation is $8.6 million and $10.2 million, respectively, as of June 29, 2024 and July 1, 2023, which was recorded under other non-current liabilities in the consolidated balance sheets. Refer to "Note 7. Balance Sheet Details."

Net periodic pension costs in Japan, Switzerland and Thailand include the following components for the periods presented (*in millions*):

| | Years Ended | | |
	June 29, 2024	July 1, 2023	July 2, 2022
Service cost	$ 1.9	$ 1.7	$ 1.8
Interest cost	0.4	0.3	0.1
Amortization of prior service cost	(0.1)	(0.1)	(0.1)
Expected return on plan assets	(0.4)	(0.3)	(0.2)
Amortization of net loss	—	—	0.2
Settlement losses	0.1	—	—
Net periodic pension cost	$ 1.9	$ 1.6	$ 1.8

Assumptions

Underlying both the calculation of the projected benefit obligation and net periodic cost are actuarial valuations. These valuations use participant-specific information such as salary, age and assumptions about interest rates, compensation increases and other factors. At a minimum, we evaluate these assumptions annually and make changes as necessary.

The discount rate reflects the estimated rate at which the pension benefits could be effectively settled. In developing the discount rate, we consider the yield available on an appropriate AA or AAA corporate bond index, adjusted to reflect the term of the plan's liabilities.

The expected return on assets was estimated by using the weighted average of the real expected long-term return (net of inflation) on the relevant classes of assets based on the target asset mix and adding the chosen inflation assumption.

The following table summarizes the weighted-average assumptions used to determine net periodic cost and benefit obligation for our defined benefit plans in Japan, Switzerland and Thailand:

| | Years Ended | |
	June 29, 2024	July 1, 2023
Assumptions used to determine net periodic cost:		
Discount rate	2.0 %	2.3 %
Expected long-term return on plan assets	3.0 %	2.5 %
Salary increase rate	3.8 %	4.1 %
Assumptions used to determine benefit obligation at end of year:		
Discount rate	1.8 %	1.8 %
Salary increase rate	2.9 %	3.0 %

Fair Value Measurement of Plan Assets

The following table sets forth the plan assets of our defined benefit plan in Switzerland at fair value and the percentage of assets allocations as of June 29, 2024 and July 1, 2023 *(in millions, except percentage data)*:

| | | | | Fair value measurement as of June 29, 2024 | |
	Target allocation	Total	Percentage of plan asset	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)
Assets:					
Global equity	33 %	$ 5.1	32 %	$ —	$ 5.1
Fixed income	30 %	4.2	30 %	—	4.2
Alternative investment	13 %	1.9	13 %	—	1.9
Cash	1 %	0.1	1 %	0.1	—
Other assets	23 %	3.6	24 %	—	3.6
Total Assets	100 %	$ 14.9	100 %	$ 0.1	$ 14.8

| | | | | Fair value measurement as of July 1, 2023 | |
	Target allocation	Total	Percentage of plan asset	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)
Assets:					
Global equity	33 %	$ 4.4	32 %	$ —	$ 4.4
Fixed income	32 %	4.0	30 %	—	4.0
Alternative investment	12 %	1.7	13 %	—	1.7
Cash	1 %	0.1	1 %	0.1	—
Other assets	22 %	3.2	24 %	—	3.2
Total Assets	100 %	$ 13.4	100 %	$ 0.1	$ 13.3

Our pension assets consist of multiple institutional funds ("pension funds") of which the fair values are based on the quoted prices of the underlying funds. Pension funds are classified as Level 2 assets since such funds are not directly traded in active markets. Global equity consists of several funds that invest primarily in Swiss and foreign equities; fixed income consists of several funds that invest primarily in investment grade domestic and overseas bonds; alternative investment consists of several funds that invest primarily in hedge funds, infrastructure funds and private equity and debt; and other assets consist of several funds that invest primarily in real estate funds.

Future Benefit Payments

We estimate our expected benefit payments to participants in the defined benefit pension plans based on the same assumptions used to measure our PBO at year-end which includes benefits attributable to estimated future compensation increases.

The following benefit payments are estimated to be paid from our defined benefit pension plans (*in millions*):

Fiscal Years	Total
2025	$ 1.8
2026	1.3
2027	1.3
2028	1.7
2029	1.4
Next five years	11.4
Total expected benefit payments	$ 18.9

We expect to contribute $1.6 million to our defined benefit pension plans in fiscal 2025.

Note 16. Commitments and Contingencies

Purchase Obligations

Purchase obligations of $475.1 million as of June 29, 2024 represent legally-binding commitments to purchase inventory and other commitments made in the normal course of business to meet operational requirements. Although open purchase orders are considered enforceable and legally binding, the terms generally allow the option to cancel, reschedule and adjust the requirements based on our business needs prior to the delivery of goods or performance of services. Obligations to purchase inventory and other commitments are generally expected to be fulfilled within one year.

We depend on a limited number of contract manufacturers, subcontractors and suppliers for raw materials, packages and standard components. We generally purchase these single or limited source products through standard purchase orders or one-year supply agreements and have no significant long-term guaranteed supply agreements with these vendors. While we seek to maintain a sufficient safety stock of such products and maintain on-going communications with our suppliers to guard against interruptions or cessation of supply, our business and results of operations could be adversely affected by a stoppage or delay of supply, substitution of more expensive or less reliable products, receipt of defective parts or contaminated materials, increases in the price of such supplies, or our inability to obtain reduced pricing from our suppliers in response to competitive pressures.

Product Warranties

We provide reserves for the estimated costs of product warranties at the time revenue is recognized. We typically offer a twelve-month warranty for most of our products. However, in some instances depending upon the product, product components or application of our products by the end customer, our warranties can vary and generally range from six months to five years. We estimate the costs of our warranty obligations on an annualized basis based on our historical experience of known product failure rates, use of materials to repair or replace defective products, and service delivery costs incurred in correcting product failures. In addition, from time-to-time, specific warranty accruals may be made if unforeseen technical problems arise with specific products. We assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary.

The following table presents the changes in our warranty reserve during the periods presented (*in millions*):

| | Years Ended | | | |
	June 29, 2024		July 1, 2023	
Balance as of beginning of period	$	6.8	$	10.0
Warranties assumed in NeoPhotonics acquisition		—		0.7
Warranties assumed in Cloud Light acquisition		8.2		—
Provision for warranty		6.0		7.1
Utilization of reserve		(7.8)		(11.0)
Balance as of end of period	$	13.2	$	6.8

Environmental Liabilities

Our research and development, manufacturing and distribution operations involve the use of hazardous substances and are regulated under international, federal, state and local laws governing health and safety and the environment. We apply strict standards for protection of the environment and occupational health and safety to sites inside and outside the United States, even if not subject to regulations imposed by foreign governments. We believe that our properties and operations at our facilities comply in all material respects with applicable environmental laws and occupational health and safety laws. However, the risk of environmental liabilities cannot be completely eliminated and there can be no assurance that the application of environmental and health and safety laws will not require us to incur significant expenditures. We are also regulated under a number of international, federal, state and local laws regarding recycling, product packaging and product content requirements. The environmental and product content/disposal and recycling laws are gradually becoming more stringent and may cause us to incur significant expenditures in the future.

Legal Proceedings

We are subject to a variety of claims and suits that arise from time-to-time in the ordinary course of our business. In addition, we are subject to various legal matters, investigations, subpoenas, inquiries, audits, claims, and disputes, including with regulatory bodies and governmental agencies. While management currently believes that resolving claims against us, individually or in the aggregate, will not have a material adverse impact on our financial position, results of operations or

statements of cash flows, these matters are subject to inherent uncertainties and management's view of these matters may change in the future. We accrue for loss contingencies when it is both probable that we will incur the loss and when we can reasonably estimate the amount of the loss or range of loss. During the year ended July 1, 2023, we recorded $7.8 million with respect to the pending settlement of certain non-ordinary course litigation matters under accrued expenses in our consolidated balance sheet, which has not been settled as of June 29, 2024.

Oclaro Merger Litigation

In connection with our acquisition of Oclaro in 2018, seven lawsuits were filed by purported stockholders of Oclaro challenging the proposed merger (the "Merger"). All but one was voluntarily dismissed after the Oclaro Merger closed. The remaining lawsuit, SaiSravan B. Karri v. Oclaro, Inc., et al., No. 3:18-cv-03435-JD (the "Karri Lawsuit"), was filed in the United States District Court for the Northern District of California and is styled as a class action.

The Karri Lawsuit alleges, among other things, that Oclaro and its directors violated Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14a-9 promulgated thereunder by disseminating an incomplete and misleading Form S-4, including proxy statement/prospectus. The Karri Lawsuit further alleged that Oclaro's directors violated Section 20(a) of the Exchange Act by failing to exercise proper control over the person(s) who violated Section 14(a) of the Exchange Act. The plaintiff in the Karri Lawsuit seeks, among other things, damages to be awarded to the plaintiff and any class, if a class is certified, and litigation costs, including attorneys' fees.

After the plaintiff in the Karri Lawsuit was appointed as lead plaintiff and his counsel as lead counsel, the plaintiff filed a first amended complaint on April 15, 2019. The first amended complaint, also named Lumentum as a defendant but Lumentum has since been dismissed from the action. On October 8, 2020, the court granted in part and denied in part the defendant's motion to dismiss the first amended complaint. On December 1, 2020, defendants answered the first amended complaint. On September 17, 2021, lead plaintiff filed a second amended complaint. Defendants moved to stay discovery in light of the second amended complaint. On January 11, 2022, the Court struck the second amended complaint as untimely, terminated defendants' motions to dismiss as moot, and lifted the stay. The case proceeded through fact and expert discovery.

On August 16, 2022, the lead plaintiff moved for class certification and to be appointed class representative. Defendants opposed the motion. The action subsequently was stayed while the parties participated in a mediation. On January 18, 2023, the lead plaintiff filed a Notice of Settlement informing the court of an agreement in principle between the parties for a class-wide settlement of the Karri Lawsuit. On January 24, 2023, in light of the potential settlement, the court vacated all pretrial and trial dates and ordered the lead plaintiff to file a motion for preliminary approval of the settlement by March 17, 2023. The lead plaintiff filed his motion for preliminary approval of the settlement on March 16, 2023, and defendants filed a statement of non-opposition on March 30, 2023. On April 20, 2023, the court held a hearing on lead plaintiff's motion for preliminary approval of the settlement. The court declined to grant lead plaintiff's motion for preliminary approval and ordered lead plaintiff to file a revised motion by May 22, 2023. Lead plaintiff filed his Revised Motion for Preliminary Approval of Settlement (the "Amended Motion") on May 22, 2023, defendants filed a response in support of the Amended Motion on June 5, 2023, and the lead plaintiff submitted his reply in further support of the Amended Motion on June 12, 2023. The hearing on the Amended Motion took place on August 17, 2023 and the court preliminarily approved the settlement and scheduled the fairness hearing for February 22, 2023. On November 2, 2023, lead plaintiff filed a Motion for an Award of Attorneys' Fees and Expenses and Award to Class Representative Pursuant to 15 U.S.C. §78u-4(a)(4) (the "Fee Motion") and on November 16, 2023, Defendants filed a response to the Fee Motion. On January 11, 2024, lead plaintiff filed a Motion for Final Approval of Class Action Settlement, for Certification of the Settlement Class and for Approval of the Plan of Allocation, and supporting papers. On January 25, 2024, lead plaintiff filed a Reply in Support of Motions for Final Approval of Class Action Settlement and an Award of Attorneys' Fees and Expenses. On July 12, 2024, the court entered an order approving the settlement in all respects and dismissing the action with prejudice. On July 26, 2024, the court entered an order awarding attorneys' fees and expenses and service award to Karri as class representative. Pursuant to the order, the court awarded Karri attorneys' fees in the amount of $5.1 million and expenses in the amount of $0.4 million, all to be paid from the settlement fund, subject to certain conditions.

We recorded the court approved settlement amount of $15.3 million as accrued expenses in our condensed consolidated balance sheet as of June 29, 2024, of which $7.5 million represents the amount to be reimbursed by insurance and was recorded as prepayments and other current assets.

NeoPhotonics Acquisition Litigation

In connection with our acquisition of NeoPhotonics Corporation ("NeoPhotonics") announced in November 2021, ten lawsuits (the "NeoPhotonics Lawsuits") were filed by purported stockholders of NeoPhotonics challenging the acquisition. All of the NeoPhotonics Lawsuits have been dismissed.

Indemnifications

In the normal course of business, we enter into agreements that contain a variety of representations and warranties and provide for general indemnification. Exposure under these agreements is unknown, because claims may be made against us in the future and we may record charges in the future as a result of these indemnification obligations. As of June 29, 2024, we did not have any material indemnification claims that were probable or reasonably possible.

Audit Proceedings

We are under audit by various domestic and foreign tax authorities with regards to income tax and indirect tax matters. In some, although not all cases, we have reserved for potential adjustments to our provision for income taxes and accrual of indirect taxes that may result from examinations by these tax authorities or final outcomes in judicial proceedings, and we believe that the final outcome of these examinations, agreements or judicial proceedings will not have a material effect on our results of operations. If events occur which indicate payment of these amounts is unnecessary, the reversal of the liabilities would result in the recognition of benefits in the period when we determine the liabilities are no longer necessary. If our estimates of the federal, state, and foreign income tax liabilities and indirect tax liabilities are less than the ultimate assessment, it could result in a further charge to expense.

Note 17. Operating Segments and Geographic Information

Prior to fiscal year 2024, we operated in two reportable segments consisting of Optical Communications ("OpComms") and Commercial Lasers ("Lasers"). During the fiscal first quarter of 2024, our chief operating decision maker ("CODM") implemented changes in how he organizes the business, allocates resources, and assesses performance. We changed our organizational structure to better align with trends in our markets and our customer and product mix. Our new operating segments are Cloud & Networking and Industrial Tech. The Cloud & Networking segment includes the Telecom & Datacom product lines that were previously part of the OpComms segment. The Industrial Tech segment includes previous Lasers segment and the Industrial & Consumer product lines that were previously part of the OpComms segment. The two operating segments were primarily determined based on how the CODM views and evaluates our operations. The CODM regularly reviews operating results to make decisions about resources to be allocated to the segments and to assess their performance.

In conjunction with this change, our CODM now evaluates each segment's performance and allocates resources based on segment revenue and segment profit, instead of gross profit, as our CODM believes segment profit is a more comprehensive profitability measure for each operating segment. Segment profit includes operating expenses directly managed by operating segments, including research and development, and direct sales and marketing expenses. Segment profit does not include stock-based compensation, acquisition or integration related costs, amortization and impairment of acquisition-related intangible assets, restructuring and related charges, and certain other charges. Additionally, we do not allocate corporate marketing and strategic marketing expenses and general and administrative expenses, as these expenses are not directly attributable to our operating segments.

Comparative prior period segment information has been recast to conform to the new segment structure and segment profitability measure. The change in our operating segments had no impact on our previously reported consolidated results of operations, financial condition, or cash flows.

We do not track all of our property, plant and equipment by operating segments. The geographic identification of these assets is set forth below.

Cloud & Networking

Our Cloud & Networking products include comprehensive portfolio of optical and photonic components, modules, and subsystems supplied to network operator and network equipment manufacturer customers building cloud data center infrastructure, including products for AI/ML and DCI applications, and communications service provider networks, including products for access (local), metro (intracity), long-haul (city-to-city and worldwide) and submarine (undersea) network infrastructure. Our Cloud & Networking products also support network equipment manufacturers building enterprise network infrastructure, including SANs, LANs, and WANs. These products enable the transmission and transport of data, video, and audio over high-capacity fiber-optic cables. We maintain leading positions in these fast-growing cloud & networking markets through our extensive product portfolio, including high-speed transceivers, reconfigurable optical add/drop multiplexers ("ROADMs"), coherent dense wavelength division multiplexing ("DWDM") pluggable transceivers, and tunable small form-factor pluggable transceivers. We also sell laser chips for use in manufacturing of high-speed optical transceivers for use primarily inside data centers. Demand for our Cloud & Networking products is driven by the continual growth in network capacity required for cloud computing and services, including for AI/ML, streaming video and video conferencing, wireless and mobile services, and IoT.

Industrial Tech

Our Industrial Tech products include solid-state lasers, kilowatt-class fiber lasers, ultrafast lasers, diode lasers, and gas lasers, which address applications in numerous end-markets. In the consumer end-market, our laser light sources are integrated into our customers' 3D sensing cameras, which are used in mobile devices, payment kiosks, and other consumer electronics devices to enable applications including biometric identification, computational photography and virtual and augmented reality. In the automotive end-market, our lasers are used in our customers' LiDAR and other optical sensor devices, which are increasingly being used in advanced driver assistance systems ("ADAS") and in-cabin driver and occupant monitoring systems. In the industrial manufacturing end-market, our lasers are incorporated into our customers' manufacturing machine tools used for the precision processing of materials in a range of industries including semiconductor device and microelectronics fabrication, electric vehicle and battery production, metal cutting and welding, and advanced manufacturing. Our products can also be used in the industrial end-market in imaging and sensing systems for process feedback and control, quality assurance, and waste reduction. Adoption of our products in the industrial end-market is driven by the needs of customers to advance semiconductor and microelectronics industry roadmaps, and by Industry 4.0/5.0 trends, including increasing manufacturing precision and flexibility and reducing waste and environmental impact. Demand for our products in the industrial end-market is

driven by end-customer investments in manufacturing capacity. Our lasers also address certain semiconductor inspection and life-science applications.

Reportable Segments

The two operating segments, Cloud & Networking and Industrial Tech, also represent our two reportable segments. Our CODM allocates resources and evaluates segment performance based on segment revenue and segment profit. The following table summarizes segment profit and a reconciliation to the consolidated income (loss) before income taxes for the periods presented (*in millions*). Comparative prior period segment information has been recast to conform to the new segment structure.

Information on reportable segments utilized by our CODM is as follows (*in millions*):

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
Net revenue:			
Cloud & Networking	$ 1,084.9	$ 1,322.5	$ 1,008.7
Industrial Tech	274.3	444.5	703.9
Net revenue	$ 1,359.2	$ 1,767.0	$ 1,712.6
Segment profit:			
Cloud & Networking	$ 124.5	$ 313.2	$ 266.9
Industrial Tech	25.1	152.7	373.5
Total segment profit	149.6	465.9	640.4
Unallocated corporate items:			
Selling, general and administrative [1]	(111.8)	(126.7)	(113.4)
Stock-based compensation	(128.8)	(136.5)	(103.1)
Stock-based compensation - acquisition related	—	(11.9)	—
Amortization of acquired intangibles	(150.6)	(127.7)	(85.5)
Amortization of acquired inventory fair value adjustments	(8.3)	(17.8)	—
Acquisition related costs	(13.3)	(11.5)	—
Integration related costs	(37.1)	(28.6)	—
Restructuring and related charges	(72.6)	(28.1)	1.1
Abnormal excess capacity [2]	(20.7)	—	—
Litigation matters	—	(7.8)	—
Intangible asset write-off	—	(21.3)	—
Other charges, net [3]	(40.4)	(63.7)	(36.2)
Interest expense	(33.8)	(35.5)	(80.2)
Other income, net [4]	62.1	48.8	12.0
Consolidated Income (loss) before income taxes	$ (405.7)	$ (102.4)	$ 235.1

[1] We do not allocate selling, general and administrative expenses that are not directly attributable to our operating segments.

[2] Abnormal excess capacity for the twelve months ended June 29, 2024 represents excess capacity attributable to a near-term reduction in our manufacturing production, primarily driven by our non-recurring inventory reduction effort following the disruptions in the supply chain due to the COVID-19 pandemic and factory consolidation efforts.

[3] Other charges, net for the year ended June 29, 2024 primarily relate to $11.2 million of net excess and obsolete inventory, $12.4 million of non-recurring legal and tax related fees, $4.9 million of incremental costs of sales related to components previously acquired from various brokers to satisfy customer demand and $3.4 million of one-time charge as a result of contract termination with one of our vendors due to a change in our manufacturing strategy, offset by various miscellaneous gains. The excess and obsolete inventory charges relate to charges that are not attributable to our operating segments due to their unusual nature, primarily those charges driven by U.S. trade restrictions whereby we are no longer able to sell certain products to one of our customers.

Other charges, net for the year ended July 1, 2023 primarily relate to $32.5 million of incremental costs of sales related to components previously acquired from various brokers to satisfy customer demand, $12.5 million of non-recurring legal and professional fees, $5.4 million of excess and obsolete inventory charges primarily driven by synergies as a result of the NeoPhotonics integration and $2.7 million of excess and obsolete inventory charges driven by U.S. trade restrictions and the related decline in demand from Huawei.

Other charges, net for the year ended July 2, 2022 primarily relate to $14.0 million of incremental costs of sales related to components previously acquired from various brokers to satisfy customer demand, $8.4 million of transaction costs related to the acquisition of NeoPhotonics and $9.4 million of professional service fees related to optimizing our international legal structure, offset by a $5.9 million gain from selling equipment that was no longer needed after we transferred certain product lines to new production facilities in fiscal 2021.

[4] Other income, net for the year ended June 29, 2024 includes interest and investment income of $61.3 million, and foreign exchange gains, net of $0.8 million.

Other income, net for the year ended July 1, 2023 includes interest and investment income of $40.8 million, foreign exchange gains, net of $7.0 million and other income, net of $1.0 million.

Other income, net for the year ended July 2, 2022 includes interest and investment income of $6.1 million, foreign exchange gains, net of $6.1 million, offset by other expense, net of $0.2 million.

Concentrations

We operate in three geographic regions: Americas, Asia-Pacific, and EMEA (Europe, Middle East, and Africa). Net revenue is assigned to the geographic region and country where our product is initially shipped to. For example, certain customers may request shipment of our product to a contract manufacturer in one country, which may differ from the location of their end customers. The following table presents net revenue by the three geographic regions we operate in and net revenue from countries that represented 10% or more of our total net revenue *(in millions, except percentage data)*:

| | | Years Ended | | | | |
| | June 29, 2024 | | July 1, 2023 | | July 2, 2022 | |
	Amount	% to Total	Amount	% to Total	Amount	% to Total
Net revenue:						
Americas:						
United States	$ 356.1	26.2 %	$ 241.3	13.7 %	$ 173.9	10.2 %
Mexico	91.7	6.7	180.0	10.2	160.9	9.4
Other Americas	3.4	0.3	9.3	0.5	12.1	0.7
Total Americas	$ 451.2	33.2 %	$ 430.6	24.4 %	$ 346.9	20.3 %
Asia-Pacific:						
Thailand	$ 183.8	13.5 %	$ 269.0	15.2 %	$ 102.3	5.9 %
Hong Kong	261.9	19.3	246.7	14.0	458.2	26.7
South Korea	75.2	5.5	170.2	9.6	265.2	15.5
Japan	84.6	6.2	179.5	10.2	181.2	10.6
Other Asia-Pacific	174.3	12.9	276.3	15.6	242.4	14.2
Total Asia-Pacific	$ 779.8	57.4 %	$ 1,141.7	64.6 %	$ 1,249.3	72.9 %
EMEA	$ 128.2	9.4 %	$ 194.7	11.0 %	$ 116.4	6.8 %
Total net revenue	$ 1,359.2	100.0 %	$ 1,767.0	100.0 %	$ 1,712.6	100.0 %

During the years ended June 29, 2024, July 1, 2023, and July 2, 2022, net revenue generated from a single customer which represented 10% or greater of total net revenue is summarized as follows:

| | Years Ended | | |
	June 29, 2024	July 1, 2023	July 2, 2022
Customer A	18.9 %	*	*
Customer B	*	12.1 %	28.7 %
Customer C	11.4 %	15.3 %	12.6 %
Customer D	*	10.5 %	*
*Represents less than 10% of total net revenue			

The following table sets forth accounts receivable from a single customer that represented 10% or greater of the total accounts receivable for the periods presented:

	June 29, 2024	July 1, 2023
Customer 1	12.9 %	*
Customer 2	*	14.3 %
Customer 3	*	11.9 %
Customer 4	*	11.9 %
*Represents less than 10% of total accounts receivable		

Long-lived assets, namely property, plant and equipment, net, were identified based on the physical location of the assets in the corresponding geographic areas as of the periods indicated *(in millions)*:

	June 29, 2024	July 1, 2023
Property, plant and equipment, net		
United States	$ 131.0	$ 134.7
Thailand	141.0	132.0
Japan	75.7	93.0
United Kingdom	83.8	38.2
China	85.7	42.1
Other countries	55.3	49.5
Total property, plant and equipment, net	$ 572.5	$ 489.5

We purchase a portion of our inventory from contract manufacturers and vendors located primarily in Thailand, Taiwan and Malaysia. The following table sets forth inventory purchase from a single contract manufacturer that represented 10% or greater of our total net inventory purchases for the periods presented:

	June 29, 2024	July 1, 2023
Contract Manufacturer A	30.3 %	42.5%

Note 18. Revenue Recognition

Disaggregation of Revenue

We disaggregate revenue by segment and by geography. We do not present other levels of disaggregation, such as by type of products, customer, markets, contracts, duration of contracts, timing of transfer of control and sales channels, as this information is not used by our CODM to manage the business.

The table below discloses our total net revenue attributable to each of our two reportable segments (*in millions, except percentage data*):

| | Years Ended | | | | | |
| | June 29, 2024 | | July 1, 2023 | | July 2, 2022 | |
	Amount	% to Total	Amount	% to Total	Amount	% to Total
Cloud & Networking	$ 1,084.9	79.8 %	$ 1,322.5	74.8 %	$ 1,008.7	58.9 %
Industrial Tech	274.3	20.2 %	444.5	25.2 %	703.9	41.1 %
Net revenue	$ 1,359.2	100.0 %	$ 1,767.0	100.0 %	$ 1,712.6	100.0 %

Contract Balances

The following table reflects the changes in contract balances for the periods presented (*in millions, except percentages*):

Contract balances	Balance sheet location	June 29, 2024	July 1, 2023	Change	Percentage Change
Accounts receivable, net	Accounts receivable, net	$ 194.7	$ 246.1	$ (51.4)	(20.9)%
Deferred revenue and customer deposits	Other current liabilities	$ 0.6	$ 2.1	$ (1.5)	(71.4)%

Note 19. Subsequent Events

In July 2024, we purchased the land and building of our wafer fabrication facility located in Sagamihara, Japan for a total transaction price of $46.5 million including related fees and refundable consumption taxes. Our lease of the building at the premises, which was originally scheduled to end in March 2033, was terminated as a result of the purchase. We derecognized the related right-of-use assets of $31.9 million and lease liability of $17.4 million at the purchase completion date. In connection with the transaction, we entered into a secured mortgage loan agreement with Sumitomo Mitsui Banking Corporation ("SMBC") that provided us with a term loan in an aggregate principal amount of 6.4 billion Japanese yen ("JPY"), which is approximately $43.5 million based on the exchange rate on August 9 2024, the loan effective date. The loan requires monthly payment of principal totaling approximately 3.2 billion JPY and interest based on a fixed annual interest rate of 1.04%, with the remaining principle of approximately 3.2 billion JPY due on the loan maturity date of July 31, 2029.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of June 29, 2024. The term "disclosure controls and procedures," as defined in Rules 13a-15 and 15d-15 under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well-designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of June 29, 2024, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level.

(b) Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on the assessment, management has concluded that its internal control over financial reporting was effective as of June 29, 2024 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

On November 7, 2023, we completed the acquisition of Cloud Light Technology Limited ("Cloud Light"). We excluded Cloud Light from our assessment of internal control over financial reporting as of June 29, 2024. Total assets and revenues of Cloud Light that were excluded from our assessment of internal control over financial reporting constitute approximately 21% and 15% of the consolidated total assets and revenues, respectively, as of and for the year ended June 29, 2024. We are in the process of integrating the acquired business into our existing operations and evaluating the internal controls over financial reporting of the acquired business. We believe that we have taken necessary steps to monitor and maintain appropriate internal control over financial reporting during this integration.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this Form 10-K, has issued a report, included herein, on the effectiveness of the Company's internal control over financial reporting as of June 29, 2024.

(c) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f), identified in connection with the evaluation required by Exchange Act Rules 13a-15(d) or 15d-15(d) that occurred during our most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(d) Inherent Limitations on Effectiveness of Controls

Our management, including the CEO and CFO, recognizes that our disclosure controls and procedures or our internal control over financial reporting cannot prevent or detect all possible instances of errors and all fraud. A control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Lumentum Holdings Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Lumentum Holdings Inc. and subsidiaries (the "Company") as of June 29, 2024, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 29, 2024, based on criteria established in *Internal Control - Integrated Framework (2013) issued by COSO*.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended June 29, 2024, of the Company and our report dated August 21, 2024, expressed an unqualified opinion on those financial statements.

As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Cloud Light Technology Limited, which was acquired on November 7, 2023, and whose financial statements constitute approximately 21% and 15% of consolidated total assets and revenues, respectively, as of and for the year ended June 29, 2024. Accordingly, our audit did not include the internal control over financial reporting of Cloud Light Technology Limited.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
August 21, 2024

ITEM 9B.   OTHER INFORMATION

Securities Trading Plans of Directors and Executive Officers

During our last fiscal quarter, no director or officer, as defined in Rule 16a-1(f), adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," each as defined in Regulation S-K Item 408.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

The SEC allows us to include information required in this Annual Report by referring to other documents or reports we have already filed or will soon be filing. This is called "incorporation by reference." We intend to file our definitive proxy statement for our 2024 annual meeting of stockholders (the "Proxy Statement") pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report, and certain information to be contained therein is incorporated in this Annual Report by reference.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required for this Item will be set forth in the Proxy Statement and is incorporated herein by reference.

ITEM 11.   EXECUTIVE COMPENSATION

The information required for this Item will be set forth in the Proxy Statement and is incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required for this Item will be set forth in the Proxy Statement and is incorporated herein by reference.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required for this Item will be set forth in the Proxy Statement and is incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required for this Item will be set forth in the Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15.   EXHIBIT AND, FINANCIAL STATEMENT SCHEDULES

1. Financial Statements

The financial statements filed as part of this Annual Report are listed in the section titled "Financial Statements and Supplementary Data" under Part II, Item 8 of this Annual Report.

2. Financial Statement Schedules

The following additional financial statement schedules should be considered in conjunction with our consolidated financial statements. All other financial statement schedules have been omitted because the required information is not present in amounts sufficient to require submission of the schedule, not applicable, or because the required information is included in the consolidated financial statements or notes thereto.

LUMENTUM HOLDINGS INC.
FINANCIAL STATEMENT SCHEDULES
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

	(in millions)			
	Balance at beginning of period	Increase (decrease) in Consolidated Statements of Operations	Write-offs and other adjustments	Balance at end of period
Allowance for credit losses:				
Fiscal year ended June 29, 2024	$ —	$ 0.2	$ —	$ 0.2
Fiscal year ended July 1, 2023	$ —	$ —	$ —	$ —
Fiscal year ended July 2, 2022	$ 0.4	$ (0.1)	$ (0.3)	$ —

	(in millions)			
	Balance at beginning of period	Additions charged to costs/expenses [1]	Deductions credited to costs/expenses [2]	Balance at end of period
Deferred tax valuation allowance:				
Fiscal year ended June 29, 2024	$ 303.4	$ 205.4	$ (18.4)	$ 490.4
Fiscal year ended July 1, 2023	$ 263.1	$ 42.7	$ (2.4)	$ 303.4
Fiscal year ended July 2, 2022	$ 269.5	$ 5.7	$ (12.1)	$ 263.1

[1] Additions include current year additions charged to expenses and current year build due to increases in net deferred tax assets, return to provision true-ups, other adjustments to deferred taxes.

(2) Net deductions include current year releases credited to expenses and current year reductions due to decreases in net deferred tax assets, return to provision true-ups, other adjustments to deferred taxes.

3. Exhibits

The following exhibits are filed herewith or are incorporated by reference to exhibits previously filed with the Securities and Exchange Commission.

Exhibit No.	Exhibit Description	Incorporated by Reference Form	Exhibit	Filing Date	Filed Herewith
2.1	Contribution Agreement	8-K	2.1	8/6/2015	
2.2	Separation and Distribution Agreement	8-K	2.2	8/6/2015	
2.3	Agreement and Plan of Merger, dated as of October 29, 2023, by and among Lumentum Holdings Inc., Cloud Light, and Crius Merger Sub, Inc.	8-K	2.1	10/30/2023	
3.1	Amended and Restated Certificate of Incorporation	8-K	3.1	8/6/2015	
3.2	Amended and Restated Bylaws	8-K	3.2	8/6/2015	
4.1	Description of Capital Stock	10-K	4.4	8/27/2019	
4.2	Indenture, dated December 12, 2019, between Lumentum Holdings Inc. and U.S. Bank National Association.	8-K	4.1	12/12/2019	
4.3	Form of 0.50% Convertible Senior Note due 2026 (included in Exhibit 4.2).	8-K	4.2	12/12/2019	
4.4	Indenture dated March 8, 2022, between Lumentum Holdings Inc. and U.S. Bank Trust Company, National Association	8-K	4.1	3/8/2022	
4.5	Form of 0.50% Convertible Senior Note due 2028 (included in Exhibit 4.4)	8-K	4.2	3/8/2022	
4.6	Indenture, dated June 16, 2023, between Lumentum Holdings Inc. and U.S. Bank Trust Company, National Association.	8-K	4.1	6/16/2023	
4.7	Form of 1.50% Convertible Senior Note due 2029 (included in Exhibit 4.6).	8-K	4.2	6/16/2023	
10.1	Tax Matters Agreement	8-K	10.1	8/6/2015	
10.2*	Employee Matters Agreement	8-K	10.2	8/6/2015	
10.3	Intellectual Property Matters Agreement	8-K	10.3	8/6/2015	
10.4*	2015 Equity Incentive Plan as amended and Restated September 15, 2023	8-K	10.1	11/21/2023	
10.5*	2015 Employee Stock Purchase Plan	S-8	99.2	7/29/2015	
10.6*	Executive Officer Performance-Based Incentive Plan	8-K	10.3	11/9/2016	
10.7*	Amended and Restated Change in Control and Severance Benefits Plan, effective August 22, 2023	10-Q	10.1	11/8/2023	
10.8*	Employment Agreement for Alan Lowe	8-K	10.4	8/6/2015	
10.9*	Form of Indemnification Agreement	10-K	10.8	9/25/2015	
10.10*	Offer Letter, by and between the Registrant and Wajid Ali, dated as of January 11, 2019	10-Q	10.1	5/7/2019	
10.11*	Global Performance Unit Award Agreement	10-Q	10.1	5/9/2023	
10.12*	Global Restricted Stock Unit Award Agreement	10-Q	10.2	5/9/2023	
19.1	Lumentum Holdings Inc. Insider Trading Policy				X
21.1	Subsidiaries of Lumentum Holdings Inc.				X
23.1	Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP)				X

31.1	Certification of the Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X
31.2	Certification of the Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X
32.1†	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	X
32.2†	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	X
101	The following financial information from Lumentum Holdings Inc.'s Annual Report on Form 10-K for the fiscal year ended June 29, 2024 formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the fiscal years ended June 29, 2024, July 1, 2023 and July 2, 2022; (ii) Consolidated Statements of Comprehensive Income for the fiscal years ended June 29, 2024, July 1, 2023 and July 2, 2022; (iii) Consolidated Balance Sheets as of June 29, 2024 and July 1, 2023; (iv) Consolidated Statements of Cash Flows for the fiscal years ended June 29, 2024, July 1, 2023 and July 2, 2022 ; (v) Consolidated Statements of Stockholders' Equity for the fiscal years ended June 29, 2024, July 1, 2023 and July 2, 2022; and (vi) Notes to the Consolidated Financial Statements	X
104	The cover page from Lumentum Holdings Inc.'s Annual Report on Form 10-K for the fiscal year ended June 29, 2024, formatted in Inline XBRL (included as Exhibit 101).	X

* Indicates management contract or compensatory plan or arrangement.

† The certifications furnished in Exhibits 32.1 and 32.2 that accompany this Annual Report on Form 10-K, are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

ITEM 16.   FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2024

LUMENTUM HOLDINGS INC.

By: /s/ WAJID ALI

By: Wajid Ali

Executive Vice President and Chief Financial Officer

(Principal Financial Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Wajid Ali and Jae Kim, and each of them individually, as his or her attorney-in-fact, each with full power of substitution, for him or her in any and all capacities to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his or her substitute, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ALAN LOWE Alan Lowe	President, Chief Executive Officer and Director (principal executive officer)	August 21, 2024
/s/ WAJID ALI Wajid Ali	Executive Vice President, Chief Financial Officer (principal financial officer)	August 21, 2024
/s/ MATTHEW SEPE Matthew Sepe	Chief Accounting Officer (principal accounting officer)	August 21, 2024
/s/ HAROLD COVERT Harold Covert	Director	August 21, 2024
/s/ JULIE JOHNSON Julie Johnson	Director	August 21, 2024
/s/ PENELOPE HERSCHER Penelope Herscher	Director	August 21, 2024
/s/ BRIAN LILLIE Brian Lillie	Director	August 21, 2024
/s/ IAN SMALL Ian Small	Director	August 21, 2024
/s/ JANET WONG Janet Wong	Director	August 21, 2024
/s/ ISAAC HARRIS Isaac Harris	Director	August 21, 2024
/s/ PAMELA FLETCHER Pamela Fletcher	Director	August 21, 2024

